              As filed with the Securities and Exchange Commission
                               on April 24, 1996
                                                    Registration No. 33- _____

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                              ----------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                              ----------------

                           UNION PLANTERS CORPORATION
             (Exact name of registrant as specified in its charter)

         Tennessee                                  6712                           62-0859007
(State or other jurisdiction           (Primary Standard Industrial              (I.R.S. Employer
of incorporation or organization)       Classification Code Number)             Identification No.)


                          7130 Goodlett Farms Parkway
                           Memphis, Tennessee  38018
                                 (901)383-6000
             (Address, including zip code, and telephone number, of
                   registrant's principal executive offices)

                           E. JAMES HOUSE, JR. ESQ.,
                SECRETARY AND MANAGER OF THE LEGAL DEPARTMENT OF
                           UNION PLANTERS CORPORATION
                          7130 GOODLETT FARMS PARKWAY
                           MEMPHIS, TENNESSEE  38018
                                 (901)383-6584
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   COPIES TO:

R. NASH NEYLAND, ESQ.                                                        LEONARD S. VOLIN, ESQ.
Wyatt, Tarrant & Combs                                                       Housley Kantarian & Bronstein, P.C.
6075 Poplar Avenue, Suite 650                                                1220 19th Street, N.W., Suite 700
Memphis, Tennessee  38119                                                    Washington, D.C.  20036

         Approximate date of commencement of proposed sale to public: As promptly as practicable after the effective date of this Registration Statement.

         If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]


                                          CALCULATION OF REGISTRATION FEE
=============================================================================================================
                                                     PROPOSED MAXIMUM    PROPOSED MAXIMUM
    TITLE OF SECURITIES TO BE       AMOUNT TO BE      OFFERING PRICE        AGGREGATE           AMOUNT OF
           REGISTERED                REGISTERED        PER SHARE(1)          OFFERING        REGISTRATION FEE
                                                                             PRICE(1)
- -------------------------------------------------------------------------------------------------------------
 Common Stock, $5.00 par              434,650        $30.13             $13,096,004         $4,515.86
 value per share                      shares
- -------------------------------------------------------------------------------------------------------------

(1)  Calculated pursuant to Rule 457(f)(1).

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

                           UNION PLANTERS CORPORATION
               CROSS REFERENCE OF ITEMS IN FORM S-4 TO PROSPECTUS

ITEMS IN PART I OF FORM S-4                                 PROSPECTUS CAPTION OR LOCATION
- ---------------------------                                 ------------------------------
A.       INFORMATION ABOUT THE TRANSACTION

1.       Forepart of Registration Statement and             Facing Page, Cross Reference Sheet and
         Outside Front Cover Page of Prospectus
                                                            Outside Front Cover Page

2.       Inside Front and Outside Back Cover                Inside Front Cover and TABLE OF CONTENTS
         Pages of Prospectus

3.       Risk Factors, Ratio of Earnings to Fixed           *
         Charges and Other Information

4.       Terms of the Transaction                           SUMMARY and THE MERGER

5.       Pro Forma Financial Information                    SUMMARY

6.       Material Contacts with the Company Being           *
         Acquired

7.       Additional Information Required for                *
         Reoffering by Persons and Parties Deemed
         to be Underwriters

8.       Interests of Named Experts and Counsel             LEGAL OPINIONS

9.       Disclosure of Commission Position on               *
         Indemnification for Securities Act
         Liabilities

B.       INFORMATION ABOUT THE REGISTRANT

10.      Information with Respect to S-3                    SUMMARY, THE MERGER, CERTAIN REGULATORY
         Registrants                                        CONSIDERATIONS, DESCRIPTION OF THE UPC
                                                            COMMON AND PREFERRED STOCK, CERTAIN
                                                            PROVISIONS THAT MAY HAVE AN ANTI-
                                                            TAKEOVER EFFECT and INCORPORATION OF
                                                            CERTAIN DOCUMENTS BY REFERENCE

11.      Incorporation of Certain Information by            INCORPORATION OF CERTAIN DOCUMENTS BY
         Reference                                          REFERENCE


ITEMS IN PART I OF FORM S-4                                 PROSPECTUS CAPTION OR LOCATION
- ---------------------------                                 ------------------------------
12.      Information with Respect to S-2 or S-3             *
         Registrants

13.      Incorporation of Certain Information by            *
         Reference

14.      Information with Respect to Registrants            *
         Other Than S-3 or S-2 Registrants

C.       INFORMATION ABOUT THE COMPANY BEING ACQUIRED

15.      Information with Respect to S-3                    *
         Companies

16.      Information with Respect to S-2 or S-3             *
         Companies

17.      Information with Respect to Companies              SUMMARY, THE MERGER, CERTAIN REGULATORY
         Other Than S-3 or S-2 Companies                    CONSIDERATIONS, BUSINESS OF VALLEY
                                                            FEDERAL SAVINGS BANK, MANAGEMENT'S DIS-
                                                            CUSSION AND ANALYSIS OF FINANCIAL
                                                            CONDITION AND RESULTS OF OPERATIONS OF
                                                            VALLEY FEDERAL SAVINGS BANK, and
                                                            FINANCIAL STATEMENTS OF VALLEY FEDERAL
                                                            SAVINGS BANK

D.       VOTING AND MANAGEMENT INFORMATION

18.      Information if Proxies, Consents or                INCORPORATION OF CERTAIN DOCUMENTS BY
         Authorizations are to be Solicited                 REFERENCE, THE SPECIAL MEETING, THE
                                                            MERGER, and EFFECT OF MERGER ON RIGHTS
                                                            OF VALLEY FEDERAL SHAREHOLDERS

19.      Information if Proxies, Consents or                *
         Authorizations are not to be Solicited
         or in an Exchange Offer

*        Omitted because the answer is negative or the item is inapplicable.


                    [VALLEY FEDERAL SAVINGS BANK LETTERHEAD]



                                 May ___, 1996



Dear Shareholder:

         You are cordially invited to attend a Special Meeting of Shareholders (the "Meeting") of Valley Federal Savings Bank ("Valley Federal") to be held at ________________________, _________________, _____________, Alabama, on
__________, June _____, 1996 at _:__ _.m., central daylight time.

         As described in the enclosed Prospectus and Proxy Statement, at the Special Meeting the shareholders of Valley Federal will be asked to approve an Agreement and Plan of Combination dated as of November 1, 1995, as amended April 11, 1996 (the "Combination Agreement") which provides for the acquisition of Valley Federal by Union Planters Corporation ("UPC"). Pursuant to the Combination Agreement, shareholders of Valley Federal will receive 1.0976 shares of UPC Common Stock for each share of Valley Federal Common Stock. Further information concerning the Combination Agreement is contained in the accompanying Notice of Special Meeting and Proxy Statement-Prospectus.

         Your Board of Directors has unanimously approved the Agreement and recommends that you vote for its approval. An abstention or failure to vote is the equivalent of voting against the Combination Agreement.

         Your vote is important, regardless of the number of shares you own. ON BEHALF OF THE BOARD OF DIRECTORS, WE URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE, EVEN IF YOU CURRENTLY PLAN TO ATTEND THE MEETING. This will NOT prevent you from voting in person but will assure that your vote is counted if you are unable to attend the Meeting.

                                        Sincerely,


                                        Billy Don Anderson
                                        President and Chief Executive Officer

          ** PLEASE DO NOT SEND ANY STOCK CERTIFICATES AT THIS TIME **

                          VALLEY FEDERAL SAVINGS BANK
                          501 NORTH MONTGOMERY AVENUE
                           SHEFFIELD, ALABAMA  35660
                                 (205) 383-1101

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                         TO BE HELD _____________, 1996


         A Special Meeting of Shareholders (the "Special Meeting") of Valley Federal Savings Bank ("Valley Federal" or the "Bank") is scheduled to be held at _____________________________, Sheffield, Alabama on _____________, June
___, 1996 at __:__, __.m., Central Daylight Time.

         A Proxy Card and a Proxy Statement - Prospectus for the Meeting are enclosed.

         The Special Meeting is for the following purposes, all of which are more completely described in the accompanying Proxy Statement - Prospectus:

1. The approval of the Agreement and Plan of Combination dated as of November 1, 1995, as amended April 11, 1996, between Union Planters Corporation ("UPC"), Valley Interim Federal Savings Bank ("Interim") and the Bank, including a related Plan of Combination and Letter Agreement (collectively, the "Combination Agreement") and the merger of Interim and Valley Federal (the "Merger") with Valley Federal as the surviving entity; and

2. Such other matters as may properly come before the Special Meeting or any adjournment thereof.

         NOTE: The Board of Directors of Valley Federal is not aware of any other business to come before the Special Meeting.

         Any action may be taken on any one of the foregoing proposals at the Special Meeting on the date specified above or on any date or dates to which, by original or later adjournment, the Special Meeting may be adjourned. Shareholders of record at the close of business on ______________, 1996 are the shareholders entitled to vote at the Special Meeting and any adjournment thereof.

         You are requested to fill in and sign the enclosed form of proxy which is solicited by the Board of Directors of Valley Federal and to mail it promptly in the enclosed envelope. The proxy will not be used if you attend and vote at the Special Meeting in person.

                                        BY ORDER OF THE BOARD OF DIRECTORS


                                        MARTHA P. SMITH

                                        SECRETARY
Sheffield, Alabama
May ___, 1996


IMPORTANT: THE PROMPT RETURN OF PROXIES WILL SAVE THE BANK THE EXPENSE OF FURTHER REQUESTS FOR PROXIES IN ORDER TO ENSURE A QUORUM. A SELF-ADDRESSED ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.

          PLEASE DO NOT SEND IN YOUR STOCK CERTIFICATES AT THIS TIME.

                                   PROSPECTUS
                         434,650 SHARES OF COMMON STOCK
                                       OF
                           UNION PLANTERS CORPORATION


                                PROXY STATEMENT
                                       OF
                          VALLEY FEDERAL SAVINGS BANK
                          501 NORTH MONTGOMERY AVENUE
                            SHEFFIELD, ALABAMA 35660
                        SPECIAL MEETING OF SHAREHOLDERS
                                 JUNE ___, 1996

         This Proxy Statement-Prospectus (hereinafter referred to as the "Proxy Statement-Prospectus") relates to up to 434,650 shares of common stock, $5.00 par value per share (the "UPC Common Stock"), of Union Planters Corporation ("UPC"), a Tennessee-chartered bank holding company, to be issued to holders of common stock, $0.01 par value per share (the "Valley Federal Common Stock") of Valley Federal Savings Bank ("Valley Federal"), a federal savings bank, in a merger (the "Merger") in which Valley Interim Federal Savings Bank, a federal savings bank which is a wholly-owned subsidiary of UPC ("Interim"), would be merged with and into Valley Federal. The Merger is to be consummated pursuant to an Agreement and Plan of Combination dated as of November 1, 1995, as amended April 11, 1996 by and among Valley Federal, Interim and UPC (the "Combination Agreement"), and a related Plan of Combination and Letter Agreement (collectively the "Combination Agreement"). In the Merger, those persons who are record holders of Valley Federal Common Stock outstanding immediately prior to the effective time of the Merger ("Valley Federal Record Shareholders") will receive, in exchange for each of their shares of Valley Federal Common Stock, 1.0976 shares of UPC Common Stock (the "Exchange Ratio").

         The annexed Notice of Special Meeting of Shareholders and this Proxy Statement-Prospectus explain the Merger, the Exchange Ratio, and the Combination Agreement, and provide specific information relative to the Special Meeting. Please read these materials carefully and thoughtfully consider the information contained in them. In addition to the satisfaction of certain contractual conditions, the prior approvals of not only the Valley Federal shareholders, but also of certain federal and state governmental regulatory agencies, are required in order to consummate the Merger.

         Shares of UPC Common Stock are now, and the UPC Common Stock to be issued in connection with the Merger will be, listed for trading on the New York Stock Exchange ("NYSE") under the symbol "UPC". The last reported sale price of UPC Common Stock on the NYSE on May ___, 1996, was $_______ per share. Based on the closing price per share of the

UPC Common Stock on that date, the value of the UPC Common Stock to be received for each share of Valley Federal Common Stock would be approximately $______. However, the value of UPC Common Stock is subject to fluctuation, and the value of the UPC Common Stock to be received by Valley Federal Record Shareholders upon consummation of the Merger may be more or less than $________.

         The consideration to be received by Valley Federal's shareholders pursuant to the Combination Agreement was negotiated by the Board of Directors of Valley Federal in light of various factors, including Valley Federal's recent operating results, current financial condition and perceived future prospects. Trident Financial Corporation ("Trident"), Valley Federal's financial advisor, has advised the Board of Directors of Valley Federal that in its opinion the consideration to be received by Valley Federal's shareholders in the Merger is fair to the shareholders of Valley Federal from a financial point of view. THE BOARD OF DIRECTORS OF VALLEY FEDERAL BELIEVES THAT THE MERGER IS IN THE BEST INTEREST OF VALLEY FEDERAL'S SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT VALLEY FEDERAL'S SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE COMBINATION AGREEMENT. AN ABSTENTION OR FAILURE TO VOTE IS THE EQUIVALENT OF VOTING AGAINST THE COMBINATION AGREEMENT AND THE MERGER.

         All information contained in this Proxy Statement-Prospectus pertaining to UPC and its subsidiaries, including Interim, has been supplied by UPC, and all information pertaining to Valley Federal has been supplied by Valley Federal. This Proxy Statement-Prospectus and the accompanying Proxy Card are first being mailed to the Valley Federal shareholders on or about May ___, 1996.

THE SHARES OF UPC COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE SAVINGS ASSOCIATION INSURANCE FUND, THE BANK INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR THE OFFICE OF THRIFT SUPERVISION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR THE OFFICE OF THRIFT SUPERVISION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT-PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THE DATE OF THIS PROXY STATEMENT-PROSPECTUS IS MAY ___, 1996.

                               TABLE OF CONTENTS

AVAILABLE INFORMATION                                                                                                   1

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE                                                                         1

SUMMARY                                                                                                                 4
    Parties to the Merger                                                                                               4
    Special Meeting of Valley Federal Shareholders                                                                      6
    Votes Required; Record Date                                                                                         6
    Terms of the Merger                                                                                                 7
    Effective Date                                                                                                      7
    Reasons for the Merger; Recommendation of Board of Directors                                                        8
    Fairness Opinion of Financial Advisor                                                                               8
    Waiver and Amendment; Termination                                                                                   9
    Conditions; Regulatory Approvals                                                                                    9
    Limitation on Negotiations                                                                                          9
    Management After the Merger                                                                                        10
    Interests of Certain Persons in the Merger                                                                         10
    No Shareholders' Dissenters' Rights                                                                                10
    Comparison of the Rights of UPC and Valley Federal Shareholders                                                    10
    Provisions That May Have an Anti-Takeover Effect                                                                   11
    Certain Federal Income Tax Consequences                                                                            11
    Accounting Treatment                                                                                               11
    Market Prices of UPC and Valley Federal Common Stock                                                               11
    Selected Consolidated Financial Data                                                                               14
    Recent Developments Affecting UPC                                                                                  18
    Equivalent and Pro Forma Per Share Data                                                                            22
    Pro Forma Condensed Consolidated Financial Information                                                             25

THE SPECIAL MEETING                                                                                                    30
    Time and Place of Special Meeting; Solicitation of Proxies; Revocation                                             30
    Votes Required                                                                                                     31
    Voting                                                                                                             31
    Recommendation                                                                                                     31

THE MERGER                                                                                                             32
    Background of the Merger                                                                                           32
    Reasons for the Merger; Recommendation of Board of Directors                                                       35
    Fairness Opinion of Financial Advisor                                                                              35
    Terms of the Merger                                                                                                42
    Effective Date and Effective Time of the Merger                                                                    43
    Surrender of Certificates                                                                                          43
    No Shareholders' Dissenters' Rights                                                                                44
    Conditions to Consummation of the Merger                                                                           44
    Regulatory Approvals                                                                                               46


    Conduct of Business Pending the Merger                                                                             47
    Waiver and Amendment; Termination                                                                                  50
    Representations and Warranties of Valley Federal                                                                   50
    Representations, Warranties and Covenants of UPC and Interim                                                       51
    Management after the Merger                                                                                        51
    Interests of Certain Persons in the Merger                                                                         52
    Employee Benefit Plans                                                                                             53
    Limitation on Negotiations                                                                                         53
    Certain Federal Income Tax Consequences                                                                            54
    Accounting Treatment                                                                                               56
    Expenses                                                                                                           56
    Resales of UPC Common Stock                                                                                        56

CERTAIN REGULATORY CONSIDERATIONS                                                                                      57

DESCRIPTION OF THE UPC COMMON AND PREFERRED STOCK                                                                      58
    The UPC Common Stock                                                                                               59
    UPC Preferred Stock                                                                                                60

CERTAIN PROVISIONS THAT MAY HAVE AN ANTI-TAKEOVER EFFECT                                                               60

EFFECT OF MERGER ON RIGHTS OF VALLEY FEDERAL SHAREHOLDERS                                                              62
    Removal of Directors                                                                                               62
    Required Shareholder Votes                                                                                         63
    Election of Directors                                                                                              63
    Amendment of Charter and Bylaws                                                                                    63
    Share Purchase Rights Plan                                                                                         63
    Limitations on Changes in Control                                                                                  64
                                                                                                                       64

BUSINESS OF VALLEY FEDERAL SAVINGS BANK                                                                                64
    General                                                                                                            64
    Asset/Liability Management                                                                                         64
    Average Balances, Interest Rates and Yields                                                                        66
    Yields Earned and Rates Paid                                                                                       68
    Rate/Volume Analysis                                                                                               68
    Lending Activities                                                                                                 70
    Reserves for Losses on Loans and Real Estate                                                                       82
    Investment Activities                                                                                              82
    Sources of Funds                                                                                                   82
    Subsidiary Activity                                                                                                89
    Competition                                                                                                        89
    Personnel                                                                                                          90
    Regulation                                                                                                         90
    Federal and State Taxation                                                                                        101
    Properties                                                                                                        103


    Legal Proceedings                                                                                                 104

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF VALLEY FEDERAL SAVINGS
         BANK                                                                                                         104

STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS                                                           111

INDEPENDENT ACCOUNTANTS                                                                                               113

STOCKHOLDER PROPOSALS                                                                                                 113

LEGAL OPINIONS                                                                                                        113

EXPERTS                                                                                                               113

INDEX TO APPENDICES                                                                                                   115

Appendix A       Agreement and Plan of Combination dated as of November 1, 1995,  as amended April 11, 1996, and related
                 Plan of Combination and Letter Agreement.

Appendix B       Fairness Opinion of Trident Financial Corporation

Appendix C       Valley Federal Savings Bank Consolidated Financial Statements for the years ended September 30, 1995 and 1994 and the three months ended December 31, 1995 and 1994


                             AVAILABLE INFORMATION


                 Both UPC and Valley Federal are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith UPC files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission") and Valley Federal files reports, proxy statements and other information with the Office of Thrift Supervision (the "OTS"). Such UPC reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at regional offices of the Commission located at Room 1228, 75 Park Place, New York, New York 10007 and 500 West Madison Street, Chicago, Illinois 60661-2511. Copies of such UPC material can be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such reports, proxy statements and other information concerning UPC can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Such Valley Federal reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the OTS at 1776 G Street, N.W., Washington, D.C. 20552. Copies of such materials can be obtained at prescribed rates by writing to the Office of Thrift Supervision, 1700 G Street, N.W., Washington, D.C. 20552. Reports, proxy statements and other information concerning Valley Federal can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                 UPC has filed with the Commission a Registration Statement on Form S-4 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of UPC Common Stock to be issued pursuant to the Combination Agreement. This Proxy Statement-Prospectus does not contain all of the information set forth in the Registration Statement and the Exhibits thereto. Certain items have been omitted as permitted by the rules and regulations of the Commission. For further information regarding UPC and the UPC Common Stock offered by this Proxy Statement-Prospectus, reference is made to the complete Registration Statement, including all amendments thereto and the schedules and exhibits filed as a part thereof. Statements contained herein concerning provisions of documents are necessarily summaries of the documents and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

                 The following documents previously filed by UPC with the Commission pursuant to the Exchange Act are hereby incorporated by reference in this Proxy Statement-Prospectus:

         1.      UPC's Annual Report on Form 10-K for the year ended December
                 31, 1995;

         2. UPC's Registration Statement on Form 8-A dated January 19, 1989, filed on February 1, 1989 (Commission File Number 0-6919), in connection with UPC's designation and authorization of its Series A Preferred Stock;

         3. UPC's Current Reports on Form 8-K dated January 5, 1996, as filed on January 5, 1996; March 8, 1996, as filed on March 13, 1996; April 1, 1996, as filed on April 1, 1996; April 2, 1996, as filed on April 2, 1996; and April 18, 1996, as filed on April 18, 1996.

         4. The description of the UPC Common Stock contained in UPC's Registration Statement under Section 12(b) of the Exchange Act and any amendment or report filed for the purpose of updating such description.

The fact that a report has been listed above does not mean that it has not been superseded or amended, in whole or in part, by a subsequent report.

                 All documents filed by UPC with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Proxy Statement-Prospectus and prior to the termination of the offering of the shares of the UPC Common Stock offered hereby shall likewise be incorporated herein by reference and shall become a part hereof from and after the time such documents are filed. Any statement contained herein or in a document incorporated herein shall be deemed to be modified or superseded for purposes of this Proxy Statement-Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement-Prospectus.

                 UPC's Annual Report on Form 10-K for the year ended December 31, 1995, incorporates by reference specific portions of UPC's Annual Report to Shareholders for that year (UPC's "Annual Report to Shareholders" which is Exhibit 13 to said Form 10-K) but does not incorporate other portions of UPC's Annual Report to Shareholders. The portion of UPC's Annual Report to Shareholders captioned "Letter to Shareholders" and other portions of UPC's Annual Report to Shareholders not specifically incorporated into UPC's Annual Report on Form 10-K are not incorporated herein and are not a part of the Registration Statement.


THIS PROXY STATEMENT-PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE) ARE AVAILABLE, WITHOUT CHARGE, TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROXY STATEMENT-PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST, TO UNION PLANTERS CORPORATION, POST OFFICE BOX 387, MEMPHIS, TENNESSEE 38147 (TELEPHONE

NUMBER (901) 383-6584), ATTENTION: E. JAMES HOUSE, SECRETARY. IN ORDER TO ENSURE DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETING, REQUESTS SHOULD BE RECEIVED PRIOR TO _________________, 1996.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS DOCUMENT NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF UPC OR VALLEY FEDERAL SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                    SUMMARY

THE FOLLOWING SUMMARY IS NOT INTENDED TO BE A COMPLETE DESCRIPTION OF ALL MATERIAL FACTS REGARDING UPC, INTERIM, VALLEY FEDERAL AND THE MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING, AND IS QUALIFIED IN ALL RESPECTS BY INFORMATION APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT-PROSPECTUS, THE APPENDICES HERETO AND THE DOCUMENTS REFERRED TO HEREIN.

PARTIES TO THE MERGER

                 UPC.   Union Planters Corporation ("UPC") is a multi-state
bank holding company and savings and loan holding company headquartered in Memphis, Tennessee. At December 31, 1995, UPC had total consolidated assets of approximately $11.3 billion, loans of approximately $7.1 billion, deposits of approximately $9.4 billion and shareholders' equity of approximately $966 million. As of that date, UPC was the second-largest independent bank holding company headquartered in Tennessee as measured by consolidated assets.

                 In recent years, UPC's Management has emphasized asset quality and maintenance of capital well in excess of regulatory minimums. At December 31, 1995, UPC's ratio of nonperforming loans to total loans was .48 % and its ratio of nonperforming assets to loans and foreclosed properties was .59 %.
The ratio of UPC's allowance for losses on loans to total loans at such date was 1.89% and the ratio of UPC's allowance for losses on loans to nonperforming loans was 391%. Also at such date, UPC's leverage, Tier 1 risk-based capital, and total risk-based capital ratios were 8.09%, 12.64% and 16.35%, respectively.

                 UPC conducts its business activities through its principal bank subsidiary, the $2.2 billion asset Union Planters National Bank, founded in 1869 and headquartered in Memphis, Tennessee, 35 other bank subsidiaries and two savings bank subsidiaries located in Tennessee, Mississippi, Arkansas, Louisiana, Alabama, Missouri and Kentucky (collectively, the "UPC Banking Subsidiaries"). Through the UPC Banking Subsidiaries, UPC provides a diversified range of financial services in the communities in which it operates, including traditional banking services, consumer, commercial and corporate lending, retail banking and mortgage banking. UPC also is engaged in mortgage servicing, investment management and trust services, the issuance and servicing of credit and debit cards, and the origination, packaging and securitization of the government-guaranteed portions of Small Business Administration loans.

                 Through the UPC Banking Subsidiaries, UPC operates approximately 404 banking offices. UPC's assets are allocable by state to its banking offices (before consolidating adjustments) approximately as follows:
$6.2 billion in Tennessee, $2.4 billion in Mississippi, $1.0 billion in Missouri, $922 million in Arkansas, $562 million in Louisiana, $250 million in Alabama and $111 million in Kentucky.

                 Acquisitions have been, and are expected to continue to be, an important part of the expansion of UPC's business. UPC completed four acquisitions in 1992, 12 in 1993, 13 in 1994, and three in 1995 adding approximately $1.6 billion in total assets in 1992, $1.3 billion in 1993, $3.8 billion in 1994, and $1.3 billion in 1995. UPC has completed two acquisitions
in 1996, adding approximately $122 million in assets.   Prior to the date
hereof, UPC has entered into agreements to acquire the following financial institutions: Leader Financial Corporation, Memphis, Tennessee ("Leader"), a savings and loan holding company whose principal subsidiary is Leader Federal Bank for Savings ("Leader Federal"), with total consolidated assets of approximately $3.1 billion as of December 31, 1995; Eastern National Bank, Miami, Florida, a national banking association ("ENB") with total consolidated assets of approximately $266 million at December 31, 1995; and Franklin Financial Group, Inc., Morristown, Tennessee ("FFGI"), a savings and loan holding company whose principal subsidiary is Franklin Federal Savings Bank ("Franklin Federal"), with total consolidated assets of approximately $137 million at December 31, 1995. For additional information regarding these acquisitions, see "Recent Developments Affecting UPC." For a discussion of UPC's acquisition program and UPC Management's philosophy on that subject, see the caption "Acquisitions" (on page 6) and Note 2 to UPC's audited consolidated financial statements for the years ended December 31, 1995, 1994 and 1993 (on pages 41 through 43) contained in UPC's Annual Report to Shareholders which is
Exhibit 13 to UPC's Annual Report on Form 10-K for the year ended December 31, 1995, which Exhibit 13 is incorporated by reference herein to the extent indicated herein.

                 UPC expects to continue to take advantage of the consolidation of the financial services industry by further developing its franchise through the acquisition of financial institutions. Future acquisitions may entail the payment by UPC of consideration in excess of the book value of the underlying net assets acquired, may result in the issuance of additional shares of UPC capital stock or the incurring of additional indebtedness by UPC, and could have a dilutive effect on the earnings or book value per share of UPC Common Stock. Moreover, significant charges against earnings are sometimes required incidental to acquisitions. For a description of acquisitions which are currently pending, see "Recent Developments Affecting UPC--Pending Acquisitions."

                 UPC controls risk through centralized loan review and audit functions as well as close monitoring of the financial performance of each UPC Banking Subsidiary. UPC also implements its asset and liability management strategy on a consolidated basis and effects all trades for the investment portfolios of the UPC Banking Subsidiaries. UPC seeks to achieve economies in the UPC Banking Subsidiaries through consolidation of administrative and operational processes.

                 UPC's corporate office is located at 7130 Goodlett Farms Parkway, Memphis, Tennessee 38018, and its telephone number is (901) 383-6000. Additional information about UPC is included in the documents incorporated by reference in this Proxy Statement-Prospectus. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                 Valley Federal. Valley Federal is a federal savings bank headquartered in Sheffield, Alabama. At December 31, 1995, Valley Federal had total assets of approximately $122 million, total deposits of approximately $106 million, and total shareholders' equity of approximately $10 million. For the year ended September 30, 1995, Valley Federal reported net income of approximately $201 thousand (restated); and for the quarter ended December 31, 1995, Valley Federal reported net income of approximately $35 thousand (restated).

                 Valley Federal's executive office is located at 501 North Montgomery Avenue, Sheffield, Alabama, 35660, and its telephone number is (205) 383-1101.

                 For additional information about Valley Federal, see "Business of Valley Federal Savings Bank", and the Consolidated Financial Statements and notes thereto included at Appendix C of this Proxy Statement - Prospectus.

                 Interim. Interim is a newly formed federal savings bank organized solely for the purpose of consummating the Merger. Interim has been organized by UPC as a wholly-owned subsidiary and will have its main office at 7130 Goodlett Farms Parkway, Memphis, Tennessee 38018. In the Merger, Interim will be merged with and into Valley Federal which will survive the Merger.

SPECIAL MEETING OF VALLEY FEDERAL SHAREHOLDERS

                 A Special Meeting (the "Special Meeting") of the Valley Federal Shareholders will be held on ___________, June ___, 1996, at ______ _.m., Central Daylight Time, at ___________________________________, to
consider and vote upon a proposal to approve the Combination Agreement and the Merger. See "THE SPECIAL MEETING."

VOTES REQUIRED; RECORD DATE

                 Only Valley Federal Shareholders of record at the close of business on _________, 1996 (the "Record Date") will be entitled to receive notice of and to vote at the Special Meeting. The affirmative votes of the holders of at least two-thirds (2/3) of the shares of Valley Federal Common Stock outstanding on the Record Date are required to approve the Combination Agreement and the Merger.

                 The directors and executive officers of Valley Federal owned as of the Record Date, 101,011 shares or approximately 27.5% of the outstanding shares of Valley Federal Common Stock. It is expected that substantially all of such shares will be voted for approval of the Combination Agreement and Merger. If all such shares of Valley Federal Common Stock are voted "FOR" approval of the Combination Agreement and Merger, then 143,562 (54%) of the remaining 265,849 outstanding shares of Valley Federal Common Stock must be voted "FOR" approval of the Combination Agreement and Merger in order to achieve the two-thirds shareholder approval required. See "THE SPECIAL MEETING."

TERMS OF THE MERGER

                 Upon consummation of the Merger, each share of Valley Federal Common Stock outstanding immediately prior to the Effective Time of the Merger will be converted exclusively into 1.0976 shares of UPC Common Stock in exchange for each share of Valley Federal Common Stock (the "Exchange Ratio"). See "THE MERGER--Terms of the Merger."

                 In no event will UPC issue fractional shares of UPC Common Stock, but instead will settle any fractional share in cash, without interest. The cash amount to be paid to Valley Federal Record Shareholders for a fraction of a share of UPC Common Stock to be issued in the Merger will be determined by multiplying the particular fraction by the last sale price of UPC Common Stock on the NYSE on the date the Merger is closed (the "Closing Date").

                 Pursuant to the terms of the Combination Agreement, Valley Federal Options outstanding immediately prior to the Effective Time of the Merger will be automatically amended to represent options to purchase a number of shares (rounded up to the nearest whole share) of UPC Common Stock equal to the number of shares subject to option multiplied by the Exchange Ratio.

                  See "THE MERGER--Terms of the Merger" for a description of the Exchange Ratio, and the effect of the Merger being consummated on the Valley Federal Options. See also Sections 2.7 and 3.1(e) of the Combination Agreement, a copy of which is attached hereto as Appendix A, for the specific provisions concerning these matters.

                 Based on the closing price per share of the UPC Common Stock on May ___, 1996, the value of the UPC Common Stock to be received for each share of Valley Federal Common Stock would be approximately $_____. However, the value of UPC Common Stock is subject to fluctuation, and the value of the UPC Common Stock to be received upon consummation of the Merger may be more or less than $_____.

                 The market price of the UPC Common Stock may change significantly prior to the effective date of the Merger. The Combination Agreement DOES NOT contain any provisions which would cause an adjustment to the Exchange Ratio prior to consummation of the Merger based on the market price of UPC Common Stock. However, it is a condition precedent to Valley Federal's obligation to consummate the Merger that the fairness opinion received by Valley Federal's Board of Directors (the "Valley Federal Board") from Trident Financial Corporation shall not have been withdrawn on or prior to the Closing Date. See "THE MERGER--Fairness Opinion of Financial Advisor" and "THE MERGER--Conditions to Consummation of the Merger".

EFFECTIVE DATE

                 The Merger will become effective at the date and time as specified on the endorsement of the Articles of Combination filed with the OTS (the "Effective Time of the

Merger"). Assuming the expiration of all statutory waiting periods and the satisfaction or waiver of all contractual conditions to closing set forth in the Combination Agreement, it is expected that the Merger will become effective early in the third quarter of 1996. The effective date of the Merger will be the day on which the Effective Time of the Merger occurs (the "Effective Date of the Merger"). Only Valley Federal Record Shareholders will be entitled to receive the shares of UPC Common Stock and cash payment for any fractional share to be exchanged in the Merger pursuant to the Combination Agreement and Plan of Combination.

REASONS FOR THE MERGER; RECOMMENDATION OF BOARD OF DIRECTORS

                 The Board of Directors of Valley Federal believes the Merger is fair to, and in the best interests of, Valley Federal and its shareholders and unanimously recommends that the Valley Federal Shareholders vote "FOR" approval of the Combination Agreement and Plan of Combination. The Valley Federal Board considered a number of factors, including the compatibility of the respective business management philosophies of Valley Federal and UPC, UPC's ability to provide comprehensive financial services in Valley Federal's market, the financial terms of other recent business combinations in the local financial services industry, UPC's financial resources to serve the lending and deposit needs of the local communities served by Valley Federal and the financial effect on the Valley Federal Shareholders of Valley Federal's continued independence as compared to the benefits of the Merger. See "THE MERGER--Reasons for the Merger; Recommendation of Board of Directors."

FAIRNESS OPINION OF FINANCIAL ADVISOR

                 Valley Federal has retained Trident Financial Corporation ("Trident") as its financial advisor in connection with the Merger and requested that Trident render an opinion that, as of the date of the Combination Agreement, as of the date the Combination Agreement was amended (April 11, 1996) and again as of the date of this Proxy Statement-Prospectus, the Exchange Ratio was fair from a financial point of view to the Valley Federal Shareholders. A copy of Trident's updated written opinion as of the date hereof is attached hereto as Appendix B and should be read in its entirety with respect to assumptions made, limitations on review undertaken and other matters. The description of Trident's opinion set forth herein is qualified in its entirety by reference to the opinion. Consummation of the Merger is subject to Valley Federal's receipt of an updated opinion from Trident within five days prior to the closing of the Merger reinforcing the opinions provided in the initial opinion.

                 See "THE MERGER--Fairness Opinion of Financial Advisor" for information regarding, among other things, the selection of Trident and its compensation for services rendered in connection with the Merger and its rendering of such opinion.

WAIVER AND AMENDMENT; TERMINATION

                 Prior to the Effective Date of the Merger, any condition to consummation of the Merger (to the extent permitted by law) may be amended, modified or waived by the party benefitted by the provision by an agreement in writing which is approved by the Board of Directors of UPC (the "UPC Board") and the Valley Federal Board.

                 The Combination Agreement and Plan of Combination is subject to termination by UPC and/or Valley Federal at any time prior to the Effective Date of the Merger upon the occurrence of certain events, including, under certain circumstances, if the Merger has not been consummated on or before August 1, 1996. See "THE MERGER--Waiver and Amendment; Termination."

CONDITIONS; REGULATORY APPROVALS

                 Consummation of the Merger is subject to various conditions, including receipt of the approval of the Valley Federal Shareholders, receipt of the required prior regulatory approvals and satisfaction of certain other contractual closing conditions. The regulatory approvals and consents necessary to consummate the transactions contemplated by the Combination Agreement include the prior approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve"), the OTS and the Alabama State Banking Department (the "Alabama Department"). Such approvals have been received. Regulatory approval reflects only the view by the particular regulatory agency that the transaction does not contravene applicable competitive standards imposed by law, and that the transaction is consistent with regulatory policies relating to safety and soundness. A regulatory agency's approval of the transaction is not, and should not be construed as, an endorsement or recommendation of the proposed Merger. See "THE MERGER--Conditions to Consummation of the Merger," "--Regulatory Approvals", "--Conduct of Business Pending the Merger" and "CERTAIN REGULATORY CONSIDERATIONS."

LIMITATION ON NEGOTIATIONS

                 Valley Federal is prohibited from instituting, soliciting or knowingly encouraging any inquiry, discussion or proposal concerning any "Acquisition Proposal" (defined generally as any agreement or proposal pursuant to which any entity other than UPC or any UPC subsidiary would acquire ownership, directly or indirectly, of Valley Federal, or the right to vote ten percent (10%) or more of the outstanding Valley Federal Common Stock, or a significant portion of the assets or earning power of Valley Federal), except for actions reasonably considered by the Board of Directors of Valley Federal, based upon the advice of legal counsel, to be required in order to fulfill its fiduciary duties. In the event Valley Federal were to enter into a letter of intent or agreement with respect to an Acquisition Proposal, Valley Federal or the acquiror would be required to pay liquidated damages to UPC in the amount of $750 thousand. Such sum would be payable immediately in the event that Valley Federal were to enter into a letter of intent or agreement with respect to an Acquisition Proposal. The limitation will remain in effect until August 1, 1996, unless before that date either the Merger shall have been consummated or the

Combination Agreement shall have been terminated, or if the Merger shall not have been consummated under specified circumstances. See "THE
MERGER--Limitation on Negotiations."

MANAGEMENT AFTER THE MERGER

                 Simultaneously with the execution of the Combination Agreement and the Plan of Combination, UPC and Valley Federal entered into a letter agreement (the "Letter Agreement"), a copy of which is included in Appendix A to this Proxy Statement-Prospectus, pursuant to which the parties agreed to certain matters relating to, among other things, the management and Board of Directors of Valley Federal following the Effective Time of the Merger and certain actions to be taken with respect to employee benefit plans and agreements. Pursuant to the Letter Agreement, those persons serving as directors and officers of Valley Federal immediately prior to the Effective
Time of the Merger will serve as directors or officers of Valley Federal after the Effective Time of the Merger, with certain exceptions in the event of the possible merger of Valley Federal and BANKFIRST, a subsidiary of UPC located in Decatur, Alabama. This is consistent with UPC's operational philosophy of having its subsidiary banks operate autonomously in their respective communities with the banking decisions being made, within broad guidelines established by UPC, by a local board of directors and executive management.
See "THE MERGER--Management after the Merger", "--Employee Benefit Plans."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

                 In connection with the Merger, Billy Don Anderson, the President of Valley Federal, will receive certain payments under the terms of
his employment agreement with Valley Federal.   See "THE MERGER--Interests of
Certain Persons in the Merger."

NO SHAREHOLDERS' DISSENTERS' RIGHTS

                 Shareholders of Valley Federal do not have the right to dissent from the Merger and obtain in cash the fair value of their shares of Valley Federal Common Stock under applicable OTS statutes and regulations.

COMPARISON OF THE RIGHTS OF UPC AND VALLEY FEDERAL SHAREHOLDERS

                 Upon consummation of the Merger, holders of Valley Federal Common Stock, whose rights are presently governed by the regulations of the OTS and Valley Federal's Charter and Bylaws, would become shareholders of UPC, a Tennessee corporation. Accordingly, their rights would be governed by Tennessee corporate law and the Charter and Bylaws of UPC. Certain differences arise as a result of the change of governing law and differences between the Charter and Bylaws of UPC and the Charter and Bylaws of Valley Federal. See "EFFECT OF THE MERGER ON RIGHTS OF VALLEY FEDERAL SHAREHOLDERS."

PROVISIONS THAT MAY HAVE AN ANTI-TAKEOVER EFFECT

                 Certain provisions of UPC's Charter and Bylaws, and certain provisions of Tennessee law, may have an anti-takeover effect in that they could prevent, discourage or delay a change in control of UPC. See "DESCRIPTION OF THE UPC COMMON AND PREFERRED STOCK" and "CERTAIN PROVISIONS THAT MAY HAVE AN ANTI-TAKEOVER EFFECT."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

                 It is expected that, for federal income tax purposes, the Merger will qualify as a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, for federal income tax purposes, no gain or loss would be recognized by Valley Federal Record Shareholders who exchange their shares of Valley Federal Common Stock solely for shares of UPC Common Stock in the Merger. However, cash received in lieu of fractional shares may give rise to taxable income or loss. A condition to the consummation of the Merger is the receipt by UPC of an opinion of Wyatt, Tarrant & Combs, and the receipt by Valley Federal of an opinion of Housley Kantarian & Bronstein, P.C., each to the effect that, for federal income tax purposes, the Merger will be treated as one or more tax-free reorganizations and that Valley Federal Record Shareholders will not recognize any gain or loss upon their exchange of Valley Federal Common Stock solely for UPC Common Stock in the Merger. ALL VALLEY FEDERAL SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO THEM, INCLUDING THE APPLICABILITY OF VARIOUS FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS. See "THE MERGER--Certain Federal Income Tax Consequences."

ACCOUNTING TREATMENT

                 The Merger is expected to be accounted for as a pooling of interests under generally accepted accounting principles ("GAAP") as described in Accounting Principles Board Opinion No. 16 and the interpretations thereof. Consummation of the Merger is conditioned upon UPC's receipt of a letter from its independent accountants that the Merger should be accounted for as a pooling of interests. See "THE MERGER--Accounting Treatment."

MARKET PRICES OF UPC AND VALLEY FEDERAL COMMON STOCK

                 UPC Common Stock. The UPC Common Stock is listed and traded on the NYSE (symbol: UPC). The following table sets forth for the periods indicated the high and low closing sale prices of the UPC Common Stock on the NYSE and the cash dividends declared per share for the periods indicated:


                                                                   Price Range                     Cash Dividends
                                                          ------------------------------            Declared Per
                                                           High                    Low                  Share
                                                          ------                  ------           --------------
1996
First Quarter                                             $31.75                  $29.00                $0.27
Second Quarter
  Through May ___, 1996

Total

1995
First Quarter                                             $24.50                  $20.88                $0.23
Second Quarter                                             28.13                   23.13                 0.25
Third Quarter                                              30.75                   26.13                 0.25
Fourth Quarter                                             32.25                   29.63                 0.25
                                                                                                        -----
Total                                                                                                   $0.98
                                                                                                        =====

1994
First Quarter                                             $26.25                  $23.13                $0.21
Second Quarter                                             28.75                   24.75                 0.21
Third Quarter                                              26.00                   23.50                 0.23
Fourth Quarter                                             24.50                   19.63                 0.23
                                                                                                        -----
Total                                                                                                   $0.88
                                                                                                        =====

1993
First Quarter                                             $29.13                  $22.50                $0.18
Second Quarter                                             29.25                   22.63                 0.18
Third Quarter                                              30.00                   25.00                 0.18
Fourth Quarter                                             28.75                   23.63                 0.18
                                                                                                        -----
Total                                                                                                   $0.72
                                                                                                        =====

                 The last reported sales price of UPC Common Stock on the NYSE as of May ___, 1996, which was the last practicable date prior to the mailing
of this Proxy Statement-Prospectus, was $         per share, and as of October
31, 1995, the first trading day immediately preceding the date the Merger was publicly announced, was $30.75 per share.

                 Valley Federal Common Stock. The Valley Federal Common Stock is listed and traded on the National Association of Securities Dealers Automated Quotation System ("Nasdaq") under the symbol "VAFD". The following table sets forth for the periods indicated the high and low bid quotations for Valley Federal Common Stock as reported by the Nasdaq Small Cap Market and the cash dividends declared per share during the periods indicated. These quotations reflect inter-dealer prices, without mark-up, mark-down or commission and may not necessarily represent actual transactions.

                                                                  Price Range                       Cash Dividends
                                                         -------------------------------             Declared Per
                                                           High                   Low                   Share(*)
                                                         -------                --------           --------------
1996
First Quarter                                             $35.25                  $33.00
Second Quarter
  Through May ___, 1996

1995
First Quarter                                             $31.00                  $28.50
Second Quarter                                             30.50                   23.00
Third Quarter                                              29.00                   25.00
Fourth Quarter                                             36.50                   25.50                $0.60


1994
First Quarter                                             $23.00                  $19.50
Second Quarter                                             23.00                   22.50
Third Quarter                                              27.50                   22.75
Fourth Quarter                                             28.50                   27.25                $0.60


1993
First Quarter                                             $17.00                  $16.00
Second Quarter                                             17.50                   16.50
Third Quarter                                              19.50                   17.50
Fourth Quarter                                             19.50                   19.00                $0.50

- --------------------
(*)Annual dividends.

                 The last reported sales price of Valley Federal Common Stock on the Nasdaq Small Cap Market as of May ___, 1996, which was the last practicable date prior to the mailing of this Proxy Statement-Prospectus, was $____ per share, and as of October 31, 1995, the first trading day immediately preceding the date the Merger was publicly announced, the last reported sales price was $27.50 per share.

                 Valley Federal Shareholders are advised to obtain current market quotations for UPC Common Stock and Valley Federal Common Stock. No assurance can be given as to the market price of UPC Common Stock at the Effective Time of the Merger or anytime after the date thereof.

SELECTED CONSOLIDATED FINANCIAL DATA

                 The following tables present for UPC, selected consolidated financial data for the five year period ended December 31, 1995, and for Valley Federal, selected consolidated financial data for the five year period ended September 30, 1995 and for the three month periods ended December 31, 1995 and 1994. The information for UPC has been derived from the consolidated financial statements of UPC, including the audited consolidated financial statements of UPC incorporated in this Proxy Statement-Prospectus by reference to UPC's 1995 Annual Report on Form 10-K for the year ended December 31, 1995, and should be read in conjunction therewith and with the notes thereto. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE." The information for Valley Federal has been derived from the restated consolidated financial statements of Valley Federal, including the audited consolidated financial statements of Valley Federal included in this Proxy Statement-Prospectus, and should be read in conjunction therewith and with the notes thereto. Historical results are not necessarily indicative of results to be expected for any future period. In the opinion of the management of Valley Federal, all adjustments, consisting only of normal recurring adjustments necessary to arrive at a fair statement of interim results of operations of Valley Federal, have been included.

                 See "-Recent Developments Affecting UPC" for information concerning UPC's recently completed and pending acquisitions.

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
                            SELECTED FINANCIAL DATA

                                                                                   Years Ended December 31, (1)
                                                                  -------------------------------------------------------------
                                                                      1995         1994         1993        1992        1991
                                                                  -----------   ----------  -----------  ----------  ----------
                                                                          (Dollars in thousands, except per share data)
INCOME STATEMENT DATA
  Net interest income                                             $   447,431  $   423,114  $   375,033  $  305,211  $  256,537
  Provision for losses on loans                                        22,231        4,894       17,950      29,071      35,960
  Investment securities gains (losses)                                    476      (20,298)       4,506      14,019       2,633
  Other noninterest income                                            157,176      121,103      123,056     103,506      95,415
  Noninterest expense                                                 382,164      427,697      346,450     297,665     255,906
                                                                  -----------  -----------  -----------  ----------  ----------
  Earnings before income taxes, extraordinary item,
    and accounting changes                                            200,688       91,328      138,195      96,000      62,719
  Applicable income taxes                                              65,286       25,467       41,168      27,048      14,443
                                                                  -----------  -----------  -----------  ----------  ----------
  Earnings before extraordinary item and accounting changes           135,402       65,861       97,027      68,952      48,276
  Extraordinary item - defeasance of debt, net of taxes                     -            -       (3,206)          -           -
  Accounting changes, net of taxes                                          -            -        5,782           -           -
                                                                  -----------  -----------  -----------  ----------  ----------
  Net earnings                                                    $   135,402  $    65,861  $    99,603  $   68,952  $   48,276
                                                                  ===========  ===========  ===========  ==========  ==========
PER COMMON SHARE DATA (2)
  Primary
    Earnings before extraordinary item and accounting changes     $      2.82  $      1.28  $      2.24  $     1.75  $     1.35
    Extraordinary item - defeasance of debt, net of taxes                   -            -        (0.08)          -           -
    Accounting changes, net of taxes                                        -            -         0.15           -           -
    Net earnings                                                         2.82         1.28         2.31        1.75        1.35
  Fully diluted
    Earnings before extraordinary item and accounting changes            2.70         1.28         2.18        1.73        1.35
    Extraordinary item - defeasance of debt, net of taxes                   -            -        (0.07)          0           0
    Accounting changes, net of taxes                                        -            -         0.13           0           0
    Net earnings                                                         2.70         1.28         2.24        1.73        1.35
  Cash dividends                                                         0.98         0.88         0.72        0.60        0.48
  Book value                                                            19.24        16.08        16.25       14.08       12.88
BALANCE SHEET DATA (AT PERIOD END)
  Total assets                                                    $11,277,116  $10,985,020  $ 9,919,944  $8,331,073  $6,566,973
  Loans, net of unearned income                                     7,069,853    6,721,597    5,293,850   4,193,149   3,613,945
  Allowance for losses on loans                                       133,487      133,966      125,499     100,282      74,739
  Investment securities                                             2,774,890    3,084,110    3,431,081   2,935,665   1,864,871
  Deposits                                                          9,447,736    9,253,165    8,445,760   7,171,191   5,698,062
  Short-term borrowings                                               241,023      455,010      300,414     343,452     244,513
  Long-term debt (3)
    Parent company                                                    214,758      114,790      114,729      74,292      38,163
    Subsidiary banks                                                  270,500      241,218      212,149      38,463      18,790
  Total shareholders' equity                                          966,331      805,147      751,844     595,106     475,128
Average assets                                                     10,954,895   10,948,979    9,706,356   7,586,827   6,555,009
Average shareholders' equity                                          899,615      850,934      707,788     551,650     442,756
Average shares outstanding (in thousands)
       Primary                                                         45,008       43,741       38,914      35,463      34,569
       Fully diluted                                                   49,618       44,083       43,144      38,307      34,922
PROFITABILITY AND CAPITAL RATIOS
  Return on average assets                                               1.24 %       0.60 %       1.03 %      0.91 %      0.74 %
  Return on average common equity                                       15.92         7.61        15.10       13.11       10.95
  Net interest income (taxable-equivalent) to
    average earning assets (4)                                           4.59         4.36         4.40        4.57        4.48
  Loans/deposits                                                        74.83        72.64        62.68       58.47       63.42
  Common and preferred dividend payout ratio                            37.55        62.50        32.64       36.12       34.51
  Equity/assets (period end)                                             8.57         7.33         7.58        7.14        7.24
  Average shareholders' equity/average total assets                      8.21         7.77         7.29        7.27        6.75
  Leverage ratio (5)                                                     8.09         7.15         7.21        7.07        7.06
  Tier 1 capital to risk-weighted assets (5)                            12.64        11.88        13.10       12.85       11.66
  Total capital to risk-weighted assets (5)                             16.35        14.27        15.74       14.83       13.80
ASSET QUALITY RATIOS
  Allowance/period end loans                                             1.89         1.99         2.37        2.39        2.07
  Nonperforming loans/total loans                                        0.48         0.32         0.58        1.22        1.01
  Allowance/nonperforming loans                                           391          614          411         196         205
  Nonperforming assets/loans and foreclosed properties                   0.59         0.43         0.78        1.58        1.60
  Provision/average loans                                                0.32         0.08         0.35        0.72        0.95
  Net charge-offs/average loans                                          0.36         0.09         0.28        0.55        0.92

- -----------------------------

  (1) Reference is made to "Basis of Presentation" in Note 1 to the consolidated financial statements.
  (2) Share and per share amounts have been retroactively restated for significant acquisitions accounted for as poolings of interests.
  (3) Long-term debt includes subordinated notes and debentures, obligations under capital leases, mortgage indebtedness, and notes payable with maturities greater than one year. Subsidiary banks' long-term debt is primarily FHLB advances.
  (4) Calculation does not include the impact of the unrealized gain or loss on available for sale securities.
  (5) The risk-based capital ratios are based upon capital guidelines prescribed by Federal bank regulatory authorities. Under those guidelines, the required minimum Tier 1 and Total capital to risk-weighted assets ratios are 4% and 8%, respectively. The required minimum leverage ratio of Tier 1 capital to total adjusted assets is 3% to 5% (5% for bank holding companies effecting acquisitions).

                          VALLEY FEDERAL SAVINGS BANK
                            SELECTED FINANCIAL DATA

                                      Three Months Ended
                                          December 31,                         Years Ended September 30,
                                    -----------------------       ------------------------------------------------------
                                     1995            1994           1995       1994        1993        1992       1991
                                    -------        --------       -------    -------     -------     ---------  --------
                                                                           (In thousands)
Interest income . . . . . . . . .   $ 2,363        $  2,149       $ 8,972    $ 8,412     $ 9,079     $  10,103  $ 11,057
Interest expense  . . . . . . . .    (1,516)         (1,175)       (5,488)    (4,372)     (4,860)       (6,228)   (7,784)
                                    -------        --------       -------    -------     -------     ---------  --------
Net interest income . . . . . . .       847             974         3,484      4,040       4,219         3,875     3,273
Provision for loan losses . . . .       (45)            (75)         (306)      (180)       (361)         (235)     (245)
                                    -------        --------       -------    -------     -------     ---------  --------
Net interest income after
  provision for loan losses . . .       802             899         3,178      3,860       3,858         3,640     3,028
Other interest income . . . . . .       125             105           526        704         778           637       483
Gain (loss) on sales of
  investment securities, net  . .        --              --            --         --         (54)          (89)       (2)
Gain (loss) on sales of loan
  and mortgage-backed securities,
  net . . . . . . . . . . . . . .        22             (13)          (44)       103          (2)           34       (12)
Noninterest expense . . . . . . .      (895)           (769)       (3,402)    (3,352)     (3,225)       (2,906)   (2,675)
                                    -------        --------       -------    -------     -------     ---------  --------
Income before income taxes
  and extraordinary items . . . .        54             222           258      1,315       1,355         1,316       822
Income tax expense  . . . . . . .       (19)           ( 75)          (57)      (402)       (440)         (540)     (370)
                                    -------        --------       -------    -------     -------     ---------  --------
Net income  . . . . . . . . . . .   $    35        $    147       $   201    $   913     $   915     $     776  $    452
                                    =======        ========       =======    =======     =======     =========  ========

OTHER DATA

                                        Three Months Ended
                                           December 31,                                Years Ended September 30,
                                       --------------------                ---------------------------------------------
                                       1995            1994                1995      1994     1993      1992        1991
                                       ----            ----                ----      ----     ----      ----        ----
Return on assets  . . . . . . . .      0.03%           0.12%               0.16%     0.76%     0.73%     0.61%      0.39%
Return on equity  . . . . . . . .      0.37            1.65                2.08      9.94     10.07      9.38       6.04
Average equity to average
  assets  . . . . . . . . . . . .      8.11            7.13                7.74      7.66      6.87      6.47       6.30
Interest rate spread  . . . . . .      2.56            3.06                2.82      3.09      3.40      3.32       2.81
Net yield on interest-earning
  assets  . . . . . . . . . . . .      2.96            3.67                2.98      3.58      3.57      3.43       2.96

                          VALLEY FEDERAL SAVINGS BANK
                      SELECTED FINANCIAL DATA (CONTINUED)



                                                    At                                 At September 30,
                                                December 31,   ----------------------------------------------------------
                                                   1995          1995          1994        1993         1992       1991
                                                ------------   --------     ---------    --------    --------    --------
                                                                                       (Dollars in thousands)
Total amount of:
  Loans receivable, net . . . . . . . . . .      $ 94,888      $ 96,033     $  89,315    $ 77,959    $ 73,499    $ 76,522
  Mortgage-backed securities,
    net . . . . . . . . . . . . . . . . . .        15,135        20,087        22,227      31,277      35,885      25,211
  Cash, certificates of deposit
    and investment securities . . . . . . .         3,623         4,880         4,250      11,231      12,542      10,246
Total assets  . . . . . . . . . . . . . . .       122,101       125,911       120,432     125,735     127,153     116,622
Deposits (1)  . . . . . . . . . . . . . . .       105,694       108,717       100,836     111,370     117,634     108,141
Short-term borrowings . . . . . . . . . . .         5,000         6,000         9,000         -0-         -0-         -0-
Stockholders' equity  . . . . . . . . . . .         9,559         9,654         9,187       9,084       8,278       7,487

- -------------------------------------------------------------------------------------------------------------------------
Number of:
  Real estate loans outstanding . . . . . .         2,344         2,300         2,286       2,222       1,964       2,211
  Savings accounts  . . . . . . . . . . . .         9,063         9,118         8,939       8,990       9,237       9,567
  Full service offices open . . . . . . . .             4             4             4           4           4           4
- -------------------------------------------------------------------------------------------------------------------------

Per Common Share Data:
  Net Earning . . . . . . . . . . . . . . .      $   0.29      $   0.56     $    2.53    $   2.54    $   2.16    $   1.25
  Cash Dividends  . . . . . . . . . . . . .          0.60          0.60          0.60        0.60        0.50        0.50
  Book Value  . . . . . . . . . . . . . . .         26.06         26.74         26.45       26.18       22.99       20.80

RECENT DEVELOPMENTS AFFECTING UPC

Pending Acquisitions. UPC has entered into definitive agreements to acquire the following financial institutions in addition to Valley Federal (collectively, the "Pending Acquisitions") which UPC's Management considers probable of consummation and which are expected to close in 1996.


                                                                                Consideration
                                                                ---------------------------------------------
                                                                 Approximate
                                           Asset Size               Value
Institution                               (In Millions)         (In Millions)                 Type
- ------------------------------------      -------------         -------------      --------------------------
Leader Financial Corporation,                $3,099             $  523.0           Approximately 16.6 million
Memphis, Tennessee, and its                                                        shares of UPC Common Stock
subsidiary, Leader Federal Bank for
Savings (1)

Eastern National Bank,                          266                 30.4           Cash, Notes and UPC
Miami, Florida                                                                     Series E Preferred Stock(2)

Franklin Financial Group, Inc.,                 137                 22.7           Approximately 670,000
Morristown, Tennessee,                                                             shares of UPC Common Stock
and its subsidiary, Franklin Federal
Savings Bank                                 ------
                                             $3,502               $576.1
                                             ======               ======



(1) Reference is made to UPC's Current Reports on Form 8-K dated March 8, 1996, April 1, 1996, and April 2, 1996, incorporated by reference herein, for additional information concerning the acquisition of Leader Financial Corporation.

(2) Cash in the amount of $4.5 million, UPC Promissory Notes in the aggregate original principal amount of $14.5 million, and up to 317,458 shares of Series E Preferred Stock of UPC.


         Recently Completed Acquisitions. Since December 31, 1995, UPC has completed the acquisition of the following institutions (collectively, the "Recently Completed Acquisitions").

                                                                             Consideration
                                                                ----------------------------------
                                                                 Approximate
                                           Asset Size               Value
Institution                               (In Millions)         (In Millions)                 Type
- ------------------------------------      -------------         -------------                 ----
First Bancshares of Eastern                   $ 60                  $10.9                     Cash
Arkansas, Inc., West Memphis,
Arkansas, and its subsidiary First
National Bank of West Memphis,
Arkansas

First Bancshares of N.E. Arkansas,              62                    9.2                     Cash
Inc., Osceola, Arkansas, and its
subsidiary, First National Bank of
Osceola, Arkansas
                                              ----                  -----


Total                                         $122                  $20.1
                                              ====                  =====


         Earnings Considerations Related to Pending Acquisitions. It is expected that either UPC or the institutions to be acquired in connection with the Pending Acquisitions will incur charges related to such acquisitions and to the assimilation of those institutions into the UPC organization. Anticipated charges would arise from matters such as, but not limited to, legal and accounting fees, financial advisory fees, consulting fees, payment of contractual benefits triggered by a change of control, early retirement and involuntary separation and related benefits, costs associated with elimination of duplicate facilities and branch closures, data processing charges, cancellation of vendor contracts, the potential for additional provisions for loan losses and similar costs which normally arise from the consolidation of operational activities.

         Aggregate charges expected to arise with respect to the Pending Acquisitions have been preliminarily estimated to be between $17 million and $22 million after taxes, which does not include a potential after-tax charge of approximately $6 million for the recapture of Leader Federal's thrift bad debt reserve, which, under existing law, would be triggered by the assimilation of Leader Federal's branches into Union Planters National Bank, UPC's principal subsidiary, and certain other banking subsidiaries. If enacted by the Congress, pending legislation would eliminate or substantially decrease the taxes associated with a recapture of a thrift institution's bad debt reserve. In addition, the range of estimated potential charges set forth above does not take into account any potential assessment for recapitalization of the Savings Association Insurance Fund discussed below under the heading " - - Earnings Considerations Relating to Potential Special Regulatory Assessments."

         To the extent that UPC's recognition of these acquisition related charges are contingent upon consummation of a particular transaction, those charges would be recognized in the period in which such transaction closes. This range of potential charges is based on currently available information as well as preliminary estimates and is subject to change. The range is provided as a preliminary estimate of the significant charges which may in the aggregate be required and should be viewed accordingly. These charges are not reflected in the pro forma consolidated financial statements.

         Earnings Considerations Relating to Potential Special Regulatory
Assessment.   There are several bills currently under consideration by the U.S.
Congress, the purpose of which is to provide additional financing for the Savings Association Insurance Fund ("SAIF") and to provide for interest payments on the Financing Corporation ("FICO") bonds issued in connection with earlier Congressional efforts to support the then failing thrift industry. A common feature of these proposed bills is a one-time special assessment of from 85 to 90 basis points on all deposits insured by the SAIF ($0.85 to $0.90 per $100 of covered deposits) ("SAIF Insured Deposits"). All SAIF Insured Deposits may not be subject to an assessment at the 85 to 90 basis point level. Those SAIF Insured Deposits which were acquired by banks in so-called Oakar transactions ("Oakar Deposits") may be assessed at a lower rate, possibly 66 basis points. In addition to the special assessment on SAIF Insured Deposits, the bills also contemplate special assessments on deposits which are insured by the Bank Insurance Fund ("BIF") ("BIF Deposits"). The assessment on BIF Deposits would be for the purpose of providing financial support to pay interest on the FICO bonds. It is unknown at this time what the assessment level will be on BIF Deposits, but it is believed the assessment will be in the 7 to 10 basis point range. The proposed bills generally provide that such assessments will reduce the paying institution's taxable income. At December 31, 1995, UPC's Banking Subsidiaries held approximately $1.4 billion in SAIF Insured Deposits, approximately $1.0 billion of which are Oakar Deposits. At December 31, 1995, Valley Federal held approximately $106 million in SAIF Insured Deposits. If all recently completed and pending acquisitions had been consummated by December 31, 1995, then UPC's subsidiaries would have held approximately $3.2 billion in SAIF Insured Deposits, approximately $1.0 billion of which would have been Oakar Deposits, assuming the savings associations to be acquired (Leader Federal, Valley Federal and Franklin Federal) had not been merged into other UPC bank subsidiaries. Should the proposed legislation be adopted at levels indicated, both UPC and Valley Federal, as well as all other financial institutions with insured deposits, would be required to take significant charges in relation to these special assessments. See "CERTAIN REGULATORY CONSIDERATIONS."

         UPC's First Quarter 1996 Operating Results. The following table presents certain information for UPC for the three months ended March 31, 1996 and 1995. Reference is made to UPC's press release dated April 18, 1996, which is included in UPC's Current Report on Form 8-K dated April 18, 1996. See "Incorporation of Certain Documents by Reference."

                                                                                 THREE MONTHS ENDED
                                                                                    MARCH 31, (1)
                                                                    ---------------------------------------------
                                                                         1996                          1995
                                                                    --------------                ---------------
                                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
  Net interest income                                                  $   115,473                $   108,839
  Provision for losses on loans                                              7,981                      2,222
  Investment securities gains (losses)                                          60                        (21)
  Other noninterest income                                                  40,137                     36,100
  Noninterest expense                                                       89,152                     90,665
  Earnings before income taxes                                              58,537                     52,031
  Applicable income taxes                                                   19,393                     16,374
  Net earnings                                                              39,144                     35,657
PER COMMON SHARE DATA
  Net earnings
      - primary                                                        $      0.82                $      0.75
      - fully diluted                                                         0.78                       0.72
  Cash dividends                                                              0.27                       0.23
  Book value                                                                 19.76                      17.13
PROFITABILITY RATIOS
  Return on average assets                                                    1.40 %                     1.33 %
  Return on average common equity                                            17.35                      18.16
  Net interest income as a percentage of
    average earning assets (taxable-equivalent basis) (3)                     4.61                       4.57
ASSET QUALITY DATA
  Allowance for losses on loans                                        $   136,277                $   135,410
  Nonperforming loans                                                       35,254                     25,970
  Nonperforming assets                                                      41,968                     32,632
  Loans 90 days or more past due                                            19,903                      9,662
  Allowance for losses on loans to loans                                      1.92 %                     1.99 %
  Nonperforming loans to loans                                                0.50                       0.38
  Nonperforming assets to loans and foreclosed properties                     0.59                       0.48
  Allowance/nonperforming loans                                                387                        521
BALANCE SHEET DATA (AT PERIOD END)
  Total assets                                                         $11,368,682                $10,784,332
  Loans, net of unearned income                                          7,091,737                  6,797,363
  Investment securities
    Available for sale  (Amortized cost: $2,919,840 and $1,725,056)      2,951,092                  1,712,766
    Held to maturity  (Fair value: $1,129,936 at March 31, 1995)                 -                  1,124,011
  Total deposits                                                         9,522,876                  9,133,076
  Long-term debt (2)                                                       472,466                    435,877
  Total shareholders' equity                                               992,865                    860,488
CAPITAL RATIOS
  Equity/assets                                                               8.73 %                     7.98 %
  Leverage (3)                                                                8.22                       7.61

- ----------------------
(1)  Interim period ratios are annualized.
(2) Includes subsidiary banks' long-term debt (primarily Federal Home Loan Bank advances) of $256.2 million and $305.9 million at March 31, 1996 and 1995, respectively.
(3) Excludes the impact of the fair value adjustment for available for sale securities.

Valley Federal's Second Quarter 1996 Operating Results.

         The following table presents certain information relative to Valley Federal for the three and six months ended March 31, 1996.


                                             Three Months Ended                    Six Months Ended
                                                   March 31,                           March 31,
                                            -----------------------             -----------------------
                                              1996           1995                  1996          1995
                                            --------       --------             ---------      --------
                                                                   (Dollars in thousands)
Interest income                             $  2,239       $  2,191             $   4,602      $  4,340
Interest expense                               1,403          1,312                 2,919         2,487
                                            --------       --------             ---------      --------
  Net interest income                       $    836       $    879             $   1,683      $  1,853

Non-interest income                              137             76                   284           168

Non-interest expense                             817            808                 1,712         1,577

Provision for loan losses                         45             65                    90           140
                                            --------       --------             ---------      --------
  Net income before taxes                   $    111       $     82             $     165      $    304

Income tax expense                                41             17                    60            92
                                            --------       --------             ---------      --------
  Net income                                $     70       $     65             $     105      $    212
                                            ========       ========             =========      ========

Earnings per share                          $   0.19       $   0.18             $    0.29      $   0.59

Book value per share                                                            $   26.16      $  26.10

Return on Assets                                                                     0.17%         0.31%

Return on Equity                                                                     2.18%         4.18%


EQUIVALENT AND PRO FORMA PER SHARE DATA

         The following table presents selected, comparative, unaudited per share data for: (i) UPC Common Stock and Valley Federal Common Stock on an historical basis; (ii) UPC Common Stock on a pro forma basis including all Recently Completed Acquisitions as well as Pending Acquisitions, including Valley Federal; and (iii) Valley Federal Common Stock on an equivalent pro forma basis, for the periods indicated. Separate pro forma and equivalent pro forma per share data is not presented separately for Valley Federal because it would not be significantly different from UPC's results.

         The pro forma data for 1995 reflects the assumed acquisition of all Recently Completed Acquisitions and all Pending Acquisitions, including
Valley Federal, as of January 1, 1995. The pro forma data for 1994 and 1993 reflects only the assumed acquisition of Leader because the other Pending and Recently Completed Acquisitions are not considered significant to UPC. Leader constitutes a significant subsidiary which management considers probable and is expected to be accounted for as a pooling of interests. Reference is made to UPC's Current Reports on Form 8-K dated March 8, 1996, April 1, 1996, and April 2, 1996 for information regarding the Leader acquisition and pro forma financial statements which are incorporated by reference herein. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.

         The pro forma information is not necessarily indicative of the results of the future operations of either UPC, Valley Federal, the Recently Completed Acquisitions or the Pending Acquisitions or the actual results that would have occurred had the Valley Federal Merger been consummated January 1, 1995. The information is derived from and should be read in conjunction with, the historical consolidated financial statements of UPC (including related notes thereto) which are incorporated by reference, the historical consolidated financial statements of Valley Federal (including related notes thereto) which are included herein, the historical financial statements of Leader, a significant probable Pending Acquisition, (including related notes thereto) which are incorporated by reference, and the pro forma consolidated financial statements (including related notes thereto) which are incorporated by reference herein.

                           UNION PLANTERS CORPORATION
              HISTORICAL AND PRO FORMA COMPARATIVE PER SHARE DATA

                                                                                      Years Ended December 31, (1)
                                                                            ------------------------------------------
                                                                            1995              1994               1993
                                                                            -----             -----              -----
EARNINGS BEFORE EXTRAORDINARY ITEM
  AND ACCOUNTING CHANGES

  UPC
    Primary                                                                 $2.82            $ 1.28              $2.24
    Fully diluted                                                            2.70              1.28               2.18

  Valley Federal
    Common share                                                             0.25              2.48               2.42

  UPC pro forma (all Recently Completed and
    Pending Acquisitions and Valley Federal) (2)
    Primary                                                                  2.67              1.52               2.17
    Fully diluted                                                            2.58              1.52               2.11

  Valley Federal equivalent pro forma (all Recently Completed and Pending Acquisitions and Valley Federal) (2)
    Primary                                                                  2.94              1.67               2.38
    Fully diluted                                                            2.83              1.66               2.32

CASH DIVIDENDS PER SHARE

  UPC                                                                        0.98              0.88               0.72

  Valley Federal                                                             0.60              0.60               0.50

  Valley Federal equivalent pro forma                                        1.08              0.97               0.79


                                                                                           December 31,
                                                                                               1995
BOOK VALUE PER COMMON SHARE                                                                ------------

  UPC                                                                                        $19.24

  Valley Federal                                                                              26.25

  UPC pro forma (all Recently Completed and
    Pending Acquisitions and Valley Federal)                                                  18.64

  Valley Federal pro forma equivalent (all Recently Completed
    and Pending Acquisitions and Valley Federal)                                              20.46

- --------------------------
(1) Information for Valley Federal has been converted to a calendar year basis for comparison purposes.
(2) The equivalent pro forma per share data for Valley Federal are computed by multiplying UPC's pro forma information by 1.0976, the Exchange Ratio.
(3) See also, "-- Recent Developments Affecting UPC."

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

         The following tables contain unaudited pro forma consolidated condensed financial information including a balance sheet at December 31, 1995, and statements of earnings for the years ended December 31, 1995, 1994 and 1993. The pro forma statements reflect pro forma historical results for (i) UPC for all periods, (ii) UPC and Leader for all periods, and (iii) UPC, Leader, Valley Federal, the Recently Completed Acquisitions and all other Pending Acquisitions, as of and for the year ended December 31, 1995 only. The unaudited pro forma consolidated financial information reflects the Recently Completed Acquisitions and the ENB transaction using the purchase method of accounting and reflects Valley Federal and the Pending Acquisitions (except
ENB) using the pooling of interests method of accounting. The unaudited pro forma consolidated financial information should be read in conjunction with the historical consolidated financial statements of UPC which are incorporated by reference herein, and of Valley Federal which are included herein, and in conjunction with the information presented in UPC's Current Reports on Form 8-K incorporated by reference herein. Pro forma results are not necessarily indicative of future operating results. Certain nonrecurring charges as discussed in " --Recent Developments Affecting UPC -- Earnings Considerations Related to Pending Acquisitions" have not been included in the pro forma consolidated financial information. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE".

UNION PLANTERS CORPORATION AND SUBSIDIARIES
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
DECEMBER 31, 1995
(Dollars in thousands)

                                                                                                            UPC AND
                                                                                                            RECENTLY
                                                                                        UPC                COMPLETED
                                                                                        AND               AND PENDING
                                                                   UPC                 LEADER             ACQUISITIONS
                                                               -----------          -----------           ------------
ASSETS
  Cash and due from banks                                      $   432,949          $   459,963            $   487,080
  Interest-bearing deposits at financial
    institutions                                                    13,571               14,115                 15,456
  Federal funds sold and securities
    purchased under agreements to resell                           356,655              446,655                448,867
  Trading account assets                                           121,927              121,927                121,927
  Loans held for resale                                             68,819               87,879                 87,879
  Available for sale securities, at fair value                   2,774,890            3,575,755              3,721,380
  Loans                                                          7,100,051            9,073,371              9,490,374
    Less: Unearned income                                          (30,198)             (39,496)               (40,638)
               Allowance for losses on loans                      (133,487)            (156,388)              (160,418)
                                                               -----------          -----------            -----------
        Net loans                                                6,936,366            8,877,487              9,289,318

  Premises and equipment                                           228,272              246,885                265,699
  Accrued interest receivable                                      100,686              172,745                177,894
  Goodwill and other intangibles                                    58,535               58,535                 73,922
  Other assets                                                     184,446              315,089                325,104
                                                               -----------          -----------            -----------
        Total assets                                           $11,277,116          $14,377,035            $15,014,526
                                                               ===========          ===========            ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
  Deposits
    Noninterest-bearing                                        $ 1,420,358          $ 1,599,721            $ 1,653,789
    Certificates of deposit of $100,000
      and over                                                     754,434              915,006                980,887
    Other interest-bearing                                       7,272,944            8,510,239              8,951,269
                                                               -----------          -----------            -----------
        Total deposits                                           9,447,736           11,024,966             11,585,945

  Short-term borrowings                                            241,023              838,283                845,010
  FHLB advances                                                    268,892              798,039                809,438
  Long-term debt                                                   216,366              228,537                241,537
  Accrued interest, expenses, and taxes                             90,754              125,413                127,626
  Other liabilities                                                 46,014              147,294                156,833
                                                               -----------          -----------            -----------
        Total liabilities                                       10,310,785           13,162,532             13,766,389
                                                               -----------          -----------            -----------
  Shareholders' equity
    Preferred stock
      Convertible                                                   91,810               91,810                 98,521
      Nonconvertible                                                     0                    0                      0
    Common stock                                                   227,235              302,677                308,405
    Additional paid-in capital                                     111,348              123,088                134,600
    Net unrealized gain (loss) on available
      for sale securities                                           21,366               32,410                 32,398
    Retained earnings                                              514,572              664,518                674,213
    Treasury stock                                                       0                    0                      0
                                                               -----------          -----------            -----------
        Total shareholders' equity                                 966,331            1,214,503              1,248,137
                                                               -----------          -----------            -----------
        Total liabilities and
          shareholders' equity                                 $11,277,116          $14,377,035            $15,014,526
                                                               ===========          ===========            ===========

UNION PLANTERS CORPORATION AND SUBSIDIARIES
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 1995
(Dollars in thousands, except per share data)

                                                                                                 UPC AND
                                                                                                RECENTLY
                                                                                   UPC          COMPLETED
                                                                                   AND         AND PENDING
                                                                      UPC         LEADER       AQUISITIONS
                                                                    --------    ----------    ------------
  Interest and fees on loans                                        $636,769    $  804,420     $  847,101
  Interest on investment securities
    Taxable                                                          137,453       177,272        187,820
    Tax-exempt                                                        31,816        32,313         32,575
  Interest on deposits at financial institutions                       1,910         1,936          2,067
  Interest on federal funds sold and securities
    purchased under agreements to resell                              12,095        17,041         17,304
  Interest on trading account assets                                  12,774        12,774         12,774
  Interest on loans held for resale                                    3,865         5,318          5,318
                                                                    --------    ----------     ----------
      Total interest income                                          836,682     1,051,074      1,104,959
                                                                    --------    ----------     ----------
Interest expense
  Interest on deposits                                               347,859       422,360        445,614
  Interest on short-term borrowings                                   12,825        33,856         34,072
  Interest on FHLB advances and long-term debt                        28,567        58,917         61,862
                                                                    --------    ----------     ----------
      Total interest expense                                         389,251       515,133        541,548
                                                                    --------    ----------     ----------
      Net interest income                                            447,431       535,941        563,411
Provision for losses on loans                                         22,231        27,381         30,496
                                                                    --------    ----------     ----------
      Net interest income after provision
        for losses on loans                                          425,200       508,560        532,915

Noninterest income
  Service charges on deposit accounts                                 71,611        75,694         78,764
  Bank card income                                                    20,103        20,740         20,740
  Mortgage servicing income                                            9,835        23,739         23,739
  Trust service income                                                 8,010         8,010          8,010
  Profits and commissions from trading activities                     10,441        10,441         10,441
  Investment securities gains                                            476           409            368
  Other income                                                        37,176        42,110         45,297
                                                                    --------    ----------     ----------
      Total noninterest income                                       157,652       181,143        187,359
                                                                    --------    ----------     ----------
Noninterest expense
  Salaries and employee benefits                                     171,325       197,855        210,402
  Net occupancy expense                                               27,192        30,447         33,649
  Equipment expense                                                   30,156        34,405         34,405
  Other expense                                                      153,491       167,592        179,001
                                                                    --------    ----------     ----------
      Total noninterest expense                                      382,164       430,299        457,457
                                                                    --------    ----------     ----------
      Earnings before income taxes                                   200,688       259,404        262,817
Applicable income taxes                                               65,286        86,649         89,296
                                                                    --------    ----------     ----------
      Net earnings                                                  $135,402    $  172,755     $  173,521
                                                                    ========    ==========     ==========
Earnings per common share
  Primary                                                           $   2.82    $     2.72     $     2.67
  Fully diluted                                                         2.70          2.64           2.58
Weighted average shares outstanding
  (in thousands)
    Primary                                                           45,008        60,384         61,525
    Fully diluted                                                     49,618        64,994         66,712

UNION PLANTERS CORPORATION AND SUBSIDIARIES
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 1994
(Dollars in thousands, except per share data)

                                                                                             UPC
                                                                                             AND
                                                                       UPC                  LEADER
                                                                    --------               --------
  Interest and fees on loans                                        $517,032               $644,690
  Interest on investment securities
    Taxable                                                          162,012                193,276
    Tax-exempt                                                        32,999                 33,415
  Interest on deposits at financial institutions                         734                    748
  Interest on federal funds sold and securities
    purchased under agreements to resell                               4,472                  6,862
  Interest on trading account assets                                   9,143                  9,143
  Interest on loans held for resale                                    1,573                  2,396
                                                                    --------               --------
      Total interest income                                          727,965                890,530
                                                                    --------               --------
Interest expense
  Interest on deposits                                               262,572                317,721
  Interest on short-term borrowings                                   21,300                 28,277
  Interest on FHLB advances and long-term debt                        20,979                 38,927
                                                                    --------               --------
      Total interest expense                                         304,851                384,925
                                                                    --------               --------
      Net interest income                                            423,114                505,605
Provision for losses on loans                                          4,894                  9,661
                                                                    --------               --------
      Net interest income after provision
        for losses on loans                                          418,220                495,944

Noninterest income
  Service charges on deposit accounts                                 55,551                 59,564
  Bank card income                                                    10,953                 11,386
  Mortgage servicing income                                            9,621                 18,797
  Trust service income                                                 7,990                  7,990
  Profits and commissions from trading activities                      6,639                  6,639
  Investment securities losses                                       (20,298)               (22,515)
  Other income                                                        30,349                 42,365
                                                                    --------               --------
      Total noninterest income                                       100,805                124,226
                                                                    --------               --------
Noninterest expense
  Salaries and employee benefits                                     175,218                201,532
  Net occupancy expense                                               28,041                 31,638
  Equipment expense                                                   28,698                 32,618
  Other expense                                                      195,740                208,785
                                                                    --------               --------
      Total noninterest expense                                      427,697                474,573
                                                                    --------               --------
      Earnings before income taxes                                    91,328                145,597
Applicable income taxes                                               25,467                 45,174
                                                                    --------               --------
      Net earnings                                                  $ 65,861               $100,423
                                                                    ========               ========
Earnings per common share
  Primary                                                           $   1.28               $   1.52
  Fully diluted                                                         1.28                   1.52
Weighted average shares outstanding
  (in thousands)
    Primary                                                           43,741                 59,587
    Fully diluted                                                     44,083                 59,929

UNION PLANTERS CORPORATION AND SUBSIDIARIES
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 1993
(Dollars in thousands, except per share data)

                                                                                         UPC
                                                                                         AND
                                                                       UPC              LEADER
                                                                    --------           --------
  Interest and fees on loans                                        $425,967           $531,417
  Interest on investment securities
    Taxable                                                          157,403            186,966
    Tax-exempt                                                        30,507             30,596
  Interest on deposits at financial institutions                       1,862              1,884
  Interest on federal funds sold and securities
    purchased under agreements to resell                               6,175              8,569
  Interest on trading account assets                                   6,194              6,194
  Interest on loans held for resale                                    7,438              8,163
                                                                    --------           --------
      Total interest income                                          635,546            773,789
                                                                    --------           --------
Interest expense
  Interest on deposits                                               238,019            298,312
  Interest on short-term borrowings                                    8,203              8,203
  Interest on FHLB advances and long-term debt                        14,291             27,984
                                                                    --------           --------
      Total interest expense                                         260,513            334,499
                                                                    --------           --------
      Net interest income                                            375,033            439,290
Provision for losses on loans                                         17,950             22,660
                                                                    --------           --------
      Net interest income after provision
        for losses on loans                                          357,083            416,630

Noninterest income
  Service charges on deposit accounts                                 49,490             53,723
  Bank card income                                                    10,393             10,884
  Mortgage servicing income                                            9,595              9,067
  Trust service income                                                 7,643              7,643
  Profits and commissions from trading activities                     13,787             13,787
  Investment securities gains                                          4,506              3,508
  Other income                                                        32,148             39,951
                                                                    --------           --------
      Total noninterest income                                       127,562            138,563
                                                                    --------           --------
Noninterest expense
  Salaries and employee benefits                                     163,711            186,703
  Net occupancy expense                                               25,393             28,476
  Equipment expense                                                   25,989             30,345
  Other expense                                                      131,357            144,165
                                                                    --------           --------
      Total noninterest expense                                      346,450            389,689
                                                                    --------           --------
      Earnings before income taxes, extraordinary
        items, and accounting changes                                138,195            165,504
Applicable income taxes                                               41,168             51,864
                                                                    --------           --------
      Earnings before extraordinary items
        and accounting changes                                      $ 97,027           $113,640
                                                                    ========           ========
Earnings per common share before extraordinary items
  and accounting changes (1)
    Primary                                                         $   2.24           $   2.17
    Fully diluted                                                       2.18               2.11
Weighted average shares outstanding
  (in thousands)
    Primary                                                           38,914             43,192
    Fully diluted                                                     43,144             47,422

- ---------------------
(1) - Leader was organized on March 18, 1993 in connection with the conversion of its principal subsidiary, Leader Federal Bank for Savings and subsidiaries, from a federal mutual savings bank to a federally-chartered capital stock savings bank. Accordingly, the calculation of pro forma earnings per share on a pooled basis is based on Leader's fourth quarter net income since the stock conversion occured on September 30, 1993.

                              THE SPECIAL MEETING

TIME AND PLACE OF SPECIAL MEETING; SOLICITATION OF PROXIES; REVOCATION

         Each copy of this Proxy Statement-Prospectus being mailed to Valley Federal Shareholders on the Record Date is accompanied by a Proxy Card furnished in connection with the Valley Federal Board's solicitation of proxies for use at the Special Meeting and at any adjournments or postponements thereof. The Special Meeting is scheduled to be held at ______ __.m., Central Daylight Time on ___________, June ___, 1996, at ______________________________
______________________________________.  Only Valley Federal Shareholders at
the close of business on ____________, 1996, are entitled to receive notice of and to vote at the Special Meeting. At the Special Meeting, Valley Federal Shareholders will consider and vote upon a proposal to approve the Combination Agreement and the Merger. If no contrary instructions are indicated on the Proxy Card, the Proxy will be voted FOR the approval of the Combination Agreement and the Merger. If other matters properly come before the Special Meeting, the Proxy will be voted by the persons named therein as determined by a majority of Valley Federal's Board of Directors. Valley Federal's management is not aware of any other matters to be acted upon at the Special Meeting.

         VALLEY FEDERAL SHAREHOLDERS ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY CARD AND TO RETURN IT PROMPTLY TO VALLEY FEDERAL IN THE ENCLOSED, POSTAGE-PAID ENVELOPE. FAILURE TO RETURN YOUR PROPERLY EXECUTED PROXY CARD OR FAILURE TO VOTE AT THE SPECIAL MEETING WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE APPROVAL OF THE COMBINATION AGREEMENT AND THE MERGER. VALLEY FEDERAL SHAREHOLDERS SHOULD NOT FORWARD ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS.

         Any Valley Federal Shareholder who has executed and delivered a Proxy Card may nevertheless revoke it at any time before it is voted by attending the Special Meeting and voting in person at the Special Meeting or by giving notice of revocation in writing, or by submitting a signed Proxy Card bearing a later date to Valley Federal Savings Bank, 501 North Montgomery Avenue, Sheffield, Alabama, Attention: Martha P. Smith, Secretary, provided such notice or later dated Proxy Card is actually received by Valley Federal before the vote of Valley Federal Shareholders has been taken.
         In addition to solicitation of proxies from Valley Federal Shareholders by use of the mail, proxies also may be solicited by personal interview, telephone and facsimile by directors, officers and employees of Valley Federal who will not be specifically compensated for such services. It is expected that banks, brokerage houses, and other institutions, nominees or fiduciaries will be requested to forward the soliciting materials to their principals and obtain authorization for the execution of proxies. All costs of soliciting proxies, assembling and mailing the Proxy Statement-Prospectus, all papers which now accompany or hereafter may supplement the same, as well as reasonable out-of-pocket expenses incurred by such banks, brokerage houses, and other institutions, nominees or fiduciaries for forwarding proxy materials to and obtaining proxies from their principals, will be borne by Valley Federal; provided, however, that UPC will pay all Commission filing fees and other regulatory filing fees incurred in connection with the Merger and the costs of printing the Proxy Statement-Prospectus.

VOTES REQUIRED

         The affirmative votes of the holders of at least two-thirds (2/3) of the outstanding shares of Valley Federal Common Stock entitled to vote at the Special Meeting are required in order to approve the Combination Agreement and the Merger. As of the Record Date, there were 366,860 shares of Valley Federal Common Stock outstanding and entitled to vote at the Special Meeting, with each share entitled to one vote.

         The Valley Federal directors and executive officers held beneficially as of the Record Date 101,011 shares or approximately 27.5% of the outstanding shares of Valley Federal Common Stock. It is expected that substantially all of such shares will be voted "FOR" approval of the Combination Agreement and the Merger. Assuming all 101,011 of the shares of Valley Federal Common Stock held beneficially by Valley Federal directors and executive officers are voted "FOR" approval of the Combination Agreement and the Merger, then 143,562 (54%) of the remaining 265,849 shares of Valley Federal Common Stock outstanding must be voted "FOR" the Combination Agreement and the Merger in order to achieve the two-thirds shareholder approval required.

VOTING

         Only the holders of record of Valley Federal Common Stock as of the close of business on the Record Date are entitled to vote either in person or by proxy at the Special Meeting and any adjournments thereof. At the close of business on the Record Date, 366,860 shares of Valley Federal Common Stock were issued and outstanding.

         A majority of the outstanding shares of Valley Federal Common Stock present in person or by proxy will constitute a quorum for the transaction of business at the Special Meeting. Abstentions and broker non-votes will be treated as shares that are present at the Special Meeting for purposes of determining the presence of a quorum for the transaction of business at the Special Meeting.

         The proposal to approve the Combination Agreement and the Merger requires the affirmative vote of the holders of two-thirds of the issued and outstanding shares of Valley Federal Common Stock as of the Record Date. Therefore, failure to return a properly executed Proxy Card or to vote in person at the Special Meeting, abstentions and broker non-votes, will have the same effect as a vote against approval of the Combination Agreement and the Merger.

RECOMMENDATION

         For the reasons described below, the Valley Federal Board has adopted and approved the Combination Agreement and the Merger and believes that the Merger is in the best interest of Valley Federal and the Valley Federal Shareholders and recommends that the Valley Federal Shareholders vote "FOR" the approval of the Combination Agreement and the Merger.

                                   THE MERGER

         The following information concerning the Merger, insofar as it relates to matters contained in the Combination Agreement, is qualified in its entirety by reference to the Combination Agreement which is annexed hereto as Appendix A and is incorporated herein by reference. Valley Federal Shareholders are urged to read carefully the Combination Agreement.

BACKGROUND OF THE MERGER

         From time to time Valley Federal has been contacted informally by various financial institutions regarding a possible affiliation. Generally such contacts were confined to one meeting and no further expression of interest or discussions occurred.

         Valley Federal was first contacted by UPC in June 1994, at which time Benjamin W. Rawlins, Jr., Chairman of UPC, and Jackson W. Moore, President of UPC, met with the Board of Directors of Valley Federal and expressed their interest in a possible affiliation with Valley Federal.

         In September 1994, at its regular monthly meeting, the Board of Directors of Valley Federal reviewed the contacts recently received from interested acquirors. Based on the frequency of such occurrences, the Board of Directors directed management to contact legal counsel and a consulting firm which had previously assisted in Valley Federal's strategic planning process, and request that those parties, in conjunction with management and the Board of Directors, undertake a preliminary review of Valley Federal's strategic alternatives to enhance shareholder value. The consulting firm prepared a report outlining key considerations to be considered by Valley Federal in connection with a sale of control of Valley Federal and included a comparative analysis of five major bank holding companies that had undertaken a number of acquisitions in Alabama and other southern states. This analysis was presented to the Board of Directors in late September 1994. The Board of Directors authorized management to continue consultation with legal counsel and appropriate financial advisors as necessary.

         Valley Federal continued to receive sporadic contacts from various financial institutions. In March 1995, after a meeting and presentation to the Board of Directors, the Board of Directors engaged Trident, a firm experienced in the analysis and evaluation of financial institutions, to assist the Board of Directors in considering strategies to maximize shareholder value. Specifically, Trident was requested to perform a comparative analysis of (i) the value of Valley Federal as an independent entity, (ii) Valley Federal's current acquisition value, and (iii) the effect that Valley Federal's future financial condition and operating results would be expected to have on its stock price and future acquisition value. If appropriate, Trident was requested to formulate a list of potential acquirors.

         In light of the frequent inquiries and the Board's engagement of Trident, the Board of Directors appointed a Special Committee of the Board of Directors in May 1995 for the purpose of facilitating the resolution of issues that could arise in connection with an acquisition proposal. The Special Committee consisted of Messrs. Robbins, Estes and Anderson.

         At a Special Meeting of the Board of Directors in June 1995, Trident presented its report to the Board of Directors. The report (i) assessed the strengths and weaknesses of Valley Federal, (ii) identified positive and negative trends in Valley Federal's current operating environment, (iii) projected Valley Federal's future financial condition and results of operations over a six year time horizon, (iv) marked Valley Federal's assets and liabilities to their then-current market values, (v) compared the current acquisition value of Valley Federal versus the present value of the estimated future acquisition value of Valley Federal assuming Valley Federal continued to operate independently for some period of time, and (vi) analyzed potential acquisition partners. Trident estimated the then-current acquisition value of Valley Federal to be in the range of $34.00 to $37.00 per share.

         In light of the information and analyses prepared by Trident, the Board of Directors evaluated the options available to Valley Federal and the question of whether Valley Federal should continue as an independent entity or instead solicit indications of interest from other financial institutions regarding a possible affiliation. The Board of Directors expressed confidence in Valley Federal's business plan and Valley Federal's future as a going concern. However, based upon the estimated future earnings for Valley Federal and the future acquisition value of Valley Federal (as discounted to present value), the Board concluded that it would be appropriate to consider alternatives to remaining independent and also determined to solicit indications of interest in a possible affiliation with Valley Federal. Trident was directed by the Board of Directors to prepare a confidential information memorandum (the "Information Memorandum") for distribution to potential acquirors. The Board of Directors selected six financial institution holding companies, including UPC, to be contacted by representatives of Trident to determine their interest in a possible acquisition of Valley Federal. These institutions either had previously informally expressed an interest in discussing an affiliation with Valley Federal or had been identified by Trident as potentially interested parties. In July 1995, management of Valley Federal reviewed and approved the Information Memorandum and, upon obtaining executed confidentiality and standstill agreements from each of the six prospective acquirors, Trident forwarded an Information Memorandum to each of the parties. Three of the six companies, including UPC, indicated an interest in making a proposal to affiliate with Valley Federal.

         On August 24, 1995, the Board of Directors held a special meeting, also attended by legal counsel and representatives of Trident, to review the terms of the three indications of interest which had been received as well as background information on all three parties prepared by Trident. The Board of Directors discussed each of the three proposals and authorized Trident to pursue further discussions with the two potentially interested parties offering the highest valuations and other more favorable terms. Both of these parties, which included UPC, were invited to conduct off-site due diligence and to submit a revised indication of interest containing their best offer as well as more detailed information on other terms of their respective initial indications of interest.

         On September 12, 1995, the Board of Directors met to discuss the terms of the two offers that had been received from UPC and the other potentially interested party (the "Other Interested Party"). Representatives of Trident and legal counsel were also present at the meeting. Trident discussed with the Board of Directors each of the two revised proposals, including an analysis of each proposal prepared by Trident and distributed to the Board in advance of the meeting. Both proposals were for all stock transactions and included a fixed exchange ratio although UPC's exchange ratio was to be fixed at a later date than the proposal of the Other Interested Party. The proposal from UPC was for a price of $37.50 with the precise exchange ratio to be fixed on the date a definitive agreement was signed based on the closing sales price for the UPC common stock. The UPC proposal represented 141.4% of Valley Federal's book value on a per share basis, a price/earnings ratio of 26.4 times and a 4.8% premium over tangible book value as a percentage of deposits. The proposal from the Other Interested Party was for a fixed exchange ratio of shares of common stock for each share of Valley Federal's common stock. Based on the closing sales price of the Other Interested Party's common stock at that time, this proposal was valued at $35.89 per share and represented 135.3% of book value on a per share basis, a price/earnings ratio of 25.3 times and a 4.1% premium over tangible
book value as a percentage of deposits.   Based on the then-market price for
each of the two parties' common stock, UPC's offer exceeded the offer of the Other Interested Party by $1.61 per share. Additionally, it was expected that the UPC best and final offer would likely result in a greater degree of local autonomy than would an affiliation with the Other Interested Party. Based upon these factors, the Board of Directors authorized management to enter into the negotiation of a definitive agreement with UPC. Discussions continued with UPC through September and October 1995 as the parties worked towards a definitive agreement.

         On November 1, 1995, the Board of Directors held a special meeting at which the terms of the proposed agreement and the related Plan of Combination and Letter Agreement were reviewed. Legal counsel was present at this meeting, and representatives of Trident participated by teleconference. The Board of Directors also reviewed updated due diligence information regarding UPC which had been compiled by Trident. Trident rendered its opinion to the Board of Directors that the proposed transaction was fair to the Valley Federal Shareholders from a financial point of view. The Board of Directors unanimously approved the execution of the definitive Combination Agreement, Plan of Combination and Letter Agreement.

         In early April 1996, management of Valley Federal determined that it had understated its accrual of interest payable and interest expense on certain certificates of deposit, thereby resulting in an underreporting of interest expense for certain prior periods. As a result, it was determined that Valley Federal would be required to restate its financial statements for the fiscal years ended September 30, 1995 and 1994 and the quarters ended December 31, 1995 and 1994. In accordance with the terms of the Combination Agreement, Valley Federal notified UPC of the restatement. UPC informed Valley Federal that, due to the reduction in earnings and stockholders' equity resulting from the restatement, the Exchange Ratio set forth in the Combination Agreement should be reduced. On April 10, 1996, the Board of Directors of Valley Federal met to discuss the restatement and the proposal by UPC to reduce the Exchange Ratio to 1.0976 shares of UPC Common Stock for each share of Valley Federal Common Stock. Valley Federal's legal counsel and representatives of Trident participated in this meeting by teleconference. Trident informed the Board that it was able to render its opinion that the proposed transaction, as amended, was fair to the Valley Federal Shareholders from a financial point of view. All members of the Board of Directors present at this meeting approved the amendment to the Combination Agreement. One director was absent due to a prior commitment. Valley Federal, UPC and Interim executed the amendment on April 11, 1996.

REASONS FOR THE MERGER; RECOMMENDATION OF BOARD OF DIRECTORS

         The Board of Directors of Valley Federal has determined that the Merger is in the best interests of Valley Federal and its shareholders. In evaluating the Agreement, the Board of Directors, with the assistance of legal counsel and Trident, considered a variety of factors including: (i) the value being offered to shareholders by UPC in relation to the market value, book value and earnings per share of Valley Federal's common stock; (ii) information concerning the financial condition, results of operations and prospects of UPC and Valley Federal, including the long term equity growth potential of Valley Federal as compared to UPC; (iii) the competitive environment for financial institutions generally; (iv) the compatibility of the respective business management philosophies of Valley Federal and UPC; (v) UPC's ability to provide comprehensive financial services in Valley Federal's market; (vi) the financial terms of other recent business combinations in the local financial services industry; (vii) UPC's financial resources to serve the lending and deposit needs of the local communities served by Valley Federal, thereby enhancing the related long term customer service potential for Valley Federal's customer service base; (viii) the opinion of Trident that the consideration to be received by Valley Federal Shareholders is fair from a financial point of view; and (ix) the financial effect on Valley Federal Shareholders of Valley Federal's continued independence as compared to the benefits of the proposed transaction.

         THE BOARD OF DIRECTORS OF VALLEY FEDERAL UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF VALLEY FEDERAL COMMON STOCK VOTE "FOR" APPROVAL OF THE COMBINATION AGREEMENT AND THE MERGER.

FAIRNESS OPINION OF FINANCIAL ADVISOR

         Valley Federal retained Trident to act as its financial advisor and to render a fairness opinion (the "Opinion") in connection with the Merger. As part of its engagement, Trident performed an evaluation analysis of Valley Federal in an acquisition context. On June 6, 1995, Trident presented its valuation report (the "Valuation Report") to Valley Federal's Board of Directors.

         On November 1, 1995, Trident met with Valley Federal's Board of Directors to review the purposed terms of the Combination Agreement and the Merger. At that time, Trident presented a report (the "Merger Analysis and Due Diligence Report") to Valley Federal's Board of Directors summarizing the financial terms of the Merger and providing updated market information with respect to thrift mergers and acquisitions. Trident also compared UPC's offer to the valuation of Valley Federal set forth in the Valuation Report and analyzed the advantages and disadvantages of the Merger. Trident further reported on its financial analysis and on-site due diligence examination of UPC. In addition, Trident rendered its written opinion to Valley Federal's Board of Directors to the effect that, as of that date, the consideration to be received by Valley Federal's shareholders pursuant to the Combination Agreement was fair to them from a financial point of view.

         Trident also met with the Board of Directors of Valley Federal via teleconference on April 10, 1996 to provide its opinion that the consideration to be received by Valley Federal Shareholders pursuant to the amended Exchange Ratio was fair to them from a financial point of view.

         Trident delivered its updated written opinion to Valley Federal's Board of Directors as of the date of this Proxy Statement-Prospectus stating that, as of such date, the consideration to be received by the shareholders of Valley Federal in the Merger is fair from a financial point of view. Trident has consented to the inclusion of such opinion and the related disclosure in this Proxy Statement-Prospectus which is being circulated to Valley Federal Shareholders.

         TRIDENT'S OPINION IS DIRECTED TO THE BOARD OF DIRECTORS OF VALLEY FEDERAL AND IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE CONSIDERATION, TO BE RECEIVED BY VALLEY FEDERAL SHAREHOLDERS BASED ON CONDITIONS AS THEY EXISTED AND COULD BE EVALUATED AS OF THE DATE OF THE OPINION. TRIDENT'S OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY VALLEY FEDERAL SHAREHOLDER AS TO HOW SUCH SHAREHOLDER SHOULD VOTE AT THE SPECIAL MEETING, NOR DOES TRIDENT'S OPINION ADDRESS THE UNDERLYING BUSINESS DECISION TO EFFECT THE MERGER. THIS SUMMARY OF TRIDENT'S OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION, WHICH IS ATTACHED TO THIS PROXY STATEMENT-PROSPECTUS AS APPENDIX B. VALLEY FEDERAL SHAREHOLDERS
ARE URGED TO READ TRIDENT'S OPINION IN ITS ENTIRETY FOR A DESCRIPTION OF THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND THE LIMITS ON THE REVIEW UNDERTAKEN IN RENDERING SUCH OPINION.

         In connection with rendering its opinion, Trident reviewed and analyzed, among other things, the following: (i) the Combination Agreement, as amended; (ii) this Proxy Statement-Prospectus; (iii) certain publicly available information concerning Valley Federal, including the restated audited financial statements of Valley Federal for each of the years in the three-year period ended September 30, 1995 and the unaudited financial statements of Valley Federal for the three months ended December 31, 1995 and 1994; (iv) certain publicly available information concerning UPC including the audited consolidated financial statements of UPC for each of the years in the three-year period ended December 31, 1995; (v) certain other internal information, primarily financial in nature, concerning the business and operations of Valley Federal and UPC furnished to Trident by Valley Federal and UPC for purposes of Trident's analysis; (vi) certain information with respect to the pricing and trading of the Valley Federal Common Stock; (vii) certain information with respect to the pricing and trading of UPC Common Stock; (viii) certain publicly available information with respect to other companies that Trident believed to be comparable to Valley Federal and UPC and the trading markets for such other companies' securities; and (ix) certain publicly available information concerning the nature and terms of other transactions that Trident considered relevant to its inquiry. Trident also met with certain officers and employees of Valley Federal to discuss the foregoing, as well as other matters which it believed relevant to its inquiry.

         In its review and analysis, and in arriving at its opinion, Trident assumed and relied upon the accuracy and completeness of all of the financial and other information provided to it or that was publicly available and did not attempt to independently verify any such information. Trident did not conduct a physical inspection of the properties or facilities of Valley Federal or UPC, nor did it make or obtain any independent calculations or appraisals of any of such properties or facilities.

         In conducting its analyses and arriving at its opinion as expressed herein, Trident considered such financial and other factors as it deemed appropriate under the circumstances including, among others, the following:
(i) the historical and current financial condition and results of operations of Valley Federal and UPC, including interest income, interest expense, net interest income, net interest margin, interest sensitivity, non-interest expense, dividends, book value, return on assets, return on equity, capitalization, the amount and type of nonperforming assets and the reserve for loan losses; (ii) the business prospects of Valley Federal and UPC; (iii) the economies in Valley Federal's and UPC's respective market areas; (iv) the historical and current market for Valley Federal Common Stock and UPC Common Stock and for the equity securities of certain other companies that Trident believed to be comparable to Valley Federal and UPC; and (v) the nature and terms of certain other acquisition transactions that Trident believed to be relevant. Trident also took into account its assessment of general economic, market, financial and regulatory conditions and trends, as well as its knowledge of the financial institutions industry, its experience in connection with similar transactions, and its knowledge of securities valuation generally. Trident's opinion necessarily was based upon conditions in existence and subject to evaluation on the respective dates of its opinion. Trident's opinion is, in any event, limited to the fairness from a financial point of view, of the consideration to be received by the holders of Valley Federal Common Stock in the Merger and does not address Valley Federal's underlying business decision to effect the Merger.

         Trident met with the Board of Directors of Valley Federal at various times between June 6, 1995 and November 1, 1995 to present analyses contained in a series of reports. Two key reports presented by Trident were the Valuation Report dated June 6, l995 and the Merger Analysis and Due Diligence Report dated November 1, 1995. The following is a brief summary of the Valuation Report presented by Trident to the Board of Directors of Valley Federal on June 6, 1995:

         Financial Analysis of Valley Federal. Trident examined Valley Federal's financial performance for the period from September 30, 1990 through March 31, 1995 by analyzing the composition of its balance sheet, adjusting and normalizing its earnings and calculating a variety of operating and financial ratios for Valley Federal. Trident also studied the trading of Valley Federal's common stock for the previous twelve months, and compared the performance of its stock to certain stock indices.

         Peer Group Analysis. Trident evaluated Valley Federal's strengths and weaknesses by comparing the financial performance of Valley Federal to that of the following groups of SAIF-insured, OTS regulated thrift institutions: (i) all United States institutions; (ii) all institutions in the Southeast; (iii) all Alabama institutions; (iv) all United States institutions with total assets of between $50 million and $150 million; and (v) Southeast institutions with total assets between $50 million and $150 million (the "Aggregates"). This analysis compared a number of Valley Federal's historical financial ratios to those of the Aggregates, including, but not limited to: (i) the balance sheet composition as a percentage of total assets at December 31, 1994; (ii) the loan portfolio as a percentage of total assets at December 31, 1994; (iii) the investment portfolio as a percentage of total assets at December 31, 1994; (iv) asset quality at December 31, 1994. Trident also compared Valley Federal's growth rates between December 31, 1991 and December 31, 1994, its yields on assets and costs of liabilities and its income and expense data for 1993 and 1994 to those of the Aggregates.

         Comparison to Actively-Traded Thrifts. Trident compared Valley Federal to the following groups of actively-traded thrifts as of May 30, 1995; (i) all U.S. thrifts; (ii) U.S. thrifts with assets between $75 million and $150 million; (iii) all Southeast thrifts; (iv) all Alabama thrifts; and (v) eight actively-traded thrifts Trident believed were most similar to Valley Federal in terms of size, capital structure, profitability and asset quality. Trident compared Valley Federal to the aforementioned groups of actively-traded thrifts on the basis of its balance sheet, GAAP capital, regulatory capital, asset quality, loan loss reserves, asset and deposit growth, return on average assets, return on average equity, and the components of earnings during the trailing four quarters. Trident also compared Valley Federal's pricing ratios to the pricing ratios for other actively-traded thrifts.

         Financial Projections. With input from Valley Federal's management, Trident prepared six year financial projections for Valley Federal beginning March 31, 1995. The projections were based on certain assumptions, including modest asset growth, modest loan growth, modest deposit growth, a gradually increasing interest-rate spread, a rising interest-rate environment for the following twelve months and then declining slowly thereafter, a constant $0.60 annual cash dividend per share, and a 35% tax rate. These financial projections were used to estimate Valley Federal's valuation in an acquisition context at various future dates, and the resulting returns to shareholders by continuing to remain an independent financial institution.

         Valuation of Valley Federal. Trident estimated the fair market value of Valley Federal in an acquisition context. ln valuing Valley Federal, Trident considered three different approaches to value: the asset approach, the income approach and the market approach.

         The asset approach considers the market value of a company's assets and liabilities, as well as any intangible value the company may have. Trident estimated Valley Federal's net asset value by adjusting the carrying value of its assets and liabilities to reflect current market values (rather than liquidation values). In addition, the net asset value of Valley Federal was adjusted downward based on an estimate of the impact of recapturing Valley Federal's bad debt reserve for tax purposes and estimated transaction and other costs. Finally, Trident increased Valley Federal's net asset value for the assumed exercise of outstanding options to purchase Valley Federal's Common Stock. Based on the adjustments discussed above, Trident increased Valley Federal's fully- diluted net asset value to be approximately $9.8 million or $24.80 per share. After determining Valley Federal's net asset value, Trident added an intangible premium to reflect the estimated value of its customer relationships. According to the asset approach, the total value of Valley Federal is the sum of its net asset value and its intangible value. Based on a branch purchase methodology and intangible ("core deposit") premiums observed in the market for thrift acquisitions, as well as Trident's knowledge of Valley Federal, Trident applied premiums equal to 4% and 5% of core deposits to Valley Federal's estimated fully-diluted net asset value. Using the asset approach, Trident established a reference range of $34.50 to $37.00 per share of Valley Federal Common Stock.

         Trident also used an income approach in its valuation of Valley Federal by discounting Valley Federal's projected future earnings plus merger cost savings of 25% to 50% as a result of an assumed acquisition of Valley Federal. The projected earnings were discounted to the present at rates of 14%, 15% and 16%. The discount rates chosen were estimates of the required rates of return for holders or prospective holders of shares of financial institutions similar to Valley Federal, based on a number of factors including prevailing interest rates, the pricing ratios of publicly traded financial institutions, the financial condition and operating results of Valley Federal, Trident's general knowledge of valuations, the securities markets and acquisition values in other mergers of financial institutions. Trident adjusted the resulting values to reflect the cost of recapturing the tax bad debt reserve and certain merger-related expenses. Using the income approach, Trident established a reference range of $30.00 to $37.00 per share of Valley Federal Common Stock.

         In the market approach, Trident analyzed certain median pricing ratios (e.g., price to book value, price to tangible book value, price to reported earnings, price to assets, and the premium paid over tangible book value as a percentage of core deposits) resulting from selected completed thrift merger transactions, as well as recently announced pending transactions. In applying the market approach, Trident considered the pricing ratios for the following groups of thrift merger transactions: (i) all pending thrift merger transactions (48 transactions); (ii) all pending thrift mergers announced during the 90 days prior to May 30, 1995 (the date of the market data) (20 transactions); (iii) all pending thrift mergers involving thrifts located in the Southeast (8 transactions); (iv) all pending thrift mergers involving thrifts located in the Alabama, Georgia, Mississippi, Tennessee, and North Carolina (5 transactions); (v) all pending thrift mergers in which the aggregate consideration was between $10 million and $25 million (9 transactions); (vi) all pending thrift mergers in which the target thrift had assets between $75 million and $150 million (13 transactions); (vii) all pending thrift mergers in which the target thrift had a return on assets of between 0.50% and 0.75% (9 transactions); (viii) all pending thrift mergers in which the target thrift had a return on equity of between 8% and 10% (12 transactions); (ix) all pending thrift mergers in which the target thrift had a tangible equity ratio of between 7% and 8% of assets (7 transactions); and (x) all pending thrift mergers in which the target thrift had a nonperforming assets to assets ratio of between 0.75% and 1.25% (9 transactions). Trident also considered the pricing ratios for ten pending or completed thrift merger transactions in which the target thrift had similar profitability and asset quality ratios. Trident then performed a comparison of a number of financial ratios for Valley Federal to those of the target thrift institutions. Based on Valley Federal's financial condition and results of operations, as well as other factors, relative to the groups of thrift mergers noted above, Trident chose ranges of pricing ratios to apply to Valley Federal. Trident chose price to book value ratios of 125% to 145%, resulting in per share values of

         $33.00 to $38.25; price to tangible book value ratios of 125% to 145%, resulting in per share values of $33.00 to $38.25; price to earnings multiples of 14.0 to 17.0 times earnings, resulting in per share values of $29.50 to $35.75; price to assets ratios of 8% to 10%, resulting in per share values of $27.75 to $34.50 and premiums over tangible book value as a percentage of core deposits of 4% to 5%, resulting in per share values of $36.50 to $39.00. Based on these derived ranges of value, Trident established a reference range of $32.00 to $38.00 per share using the market approach.

         Trident then reviewed the results from the three approaches, and after consideration of all relevant facts, reconciled the acquisition values generated by each approach and determined a final range of $32.00 to $37.00 per share for the acquisition value of Valley Federal. Trident did not apply specific weights to the three individual approaches, but rather gave greater consideration to the asset and income approaches, which were supported by the market approach, in reconciling the reference ranges and estimating the final range of value for Valley Federal.

         The following is a brief summary of the Merger Analysis and Due Diligence Report presented to the Board of Directors of Valley Federal on November 1, 1995:

         Summary of Proposed Transaction. Trident presented a summary of the financial terms of the Merger. Trident also compared the pricing ratios for the Merger with the median pricing ratios for selected groups of pending thrift mergers and acquisitions. Trident discussed the advantages and disadvantages of the Merger from a financial point of view.

         Review of Due Diligence Examination of UPC. Trident presented a summary of its on-site due diligence examination of UPC. UPC's historical balance sheets and income statements were presented, along with a variety of financial ratios that analyzed UPC's financial condition and operating results through September 30, 1995. Trident discussed UPC's strengths and weaknesses, peer group comparisons, profitability, dividends, financial condition, loan portfolio composition, asset quality, loan loss reserve coverage, stock price, business strategy growth, UPC's previous mergers and acquisitions, its banking subsidiaries, recent regulatory examinations of UPC, recent bank analysts' reports on UPC and other issues. Trident reported that during its investigation, Trident did not discover any conditions that would prevent it from rendering its fairness opinion to Valley Federal's Board of Directors. As discussed above, Trident relied, without independent verification, upon the accuracy and completeness of all the financial and other information provided by UPC.

         UPC's Stock Pricing. Trident examined the trading activity of UPC common stock between October 27, 1994 and October 27, 1995, and compared the performance of UPC's stock to certain stock indices. Trident also compared UPC and the pricing of its common stock to other regional commercial banks, commercial banks of a similar size and all actively-traded commercial banks as of October 27, 1995.

On April 10, 1996, Trident met with the Board of Directors of Valley Federal via teleconference to discuss UPC's proposal to reduce the Exchange Ratio to
1.0976 shares of UPC Common Stock for each share of Valley Federal Common Stock as a result of the restatement of Valley Federal's financial statements for the fiscal years ended September 30, 1995 and 1994 and the quarters ended December 31, 1995 and 1994. Trident informed the Board of Directors that, because the value of the consideration to be received by the Valley Federal Shareholders pursuant to the reduced Exchange Ratio still fell within the range of $32.00 to $37.00 per share previously established and because such range had been established assuming a higher book value and level of earnings based on Valley Federal's financial statements prior to the restatement, Trident would still be able to render its opinion that the consideration to be received by the Valley Federal Shareholders was fair to them from a financial point of view.

         The summaries of Trident's Valuation Report, Merger Analysis and Due Diligence Report, and the Opinion set forth above reflect all the material analysis, factors and assumptions considered by Trident and the material valuation methodologies used by Trident in arriving at the Opinion as to fairness described above. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial or summary description. Trident believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses, without considering all of the analyses, or all of the above summary, without considering all factors and analyses, would create an incomplete view of the processes underlying the analyses set forth in Trident's reports and the Opinion. Therefore, the ranges of valuations resulting from any single analysis described above should not be taken to be Trident's view of the actual value of Valley Federal or the combined company. In performing its analyses, Trident made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Valley Federal or UPC. The values or actual future results are a result of changing economic conditions, changes in company strategy and polices, as well as a number of other factors. Such individual analyses were prepared to provide valuation guidance solely as part of Trident's overall valuation analysis and the determination of the fairness of the consideration to be received by Valley Federal's shareholders, and were provided to Valley Federal's Board of Directors in connection with the delivery of Trident's opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. Trident's opinion and presentations to Valley Federal's Board of Directors were among the many factors taken into consideration by Valley Federal's Board of Directors in making its determination to approve the Combination Agreement.

         Trident, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwriting, and valuations for corporate and other purposes. Trident has extensive experience with the valuation of financial institutions. Valley Federal's Board of Directors selected Trident as its financial advisor because of its previous experience with Trident, because Trident is a nationally recognized investment banking firm specializing in financial institutions and because of its substantial experience in transactions similar to the Merger. Trident is not affiliated with either Valley Federal or UPC.

         For its services as a financial advisor, Valley Federal paid Trident a retainer of $5,000, a fee of $10,000 upon the delivery of the Valuation Report, and a fee of $25,000 upon execution of the Combination Agreement. An additional fee equal to $100,000 plus 2% of the amount by which the aggregate value of the Merger exceeds $9 million (and therefore contingent upon such value), less $25,000, will be payable to Trident upon consummation of the Merger (a balance due of approximately $159,000 based on a share price of $30.375 for UPC Common Stock). Valley Federal has also agreed to reimburse Trident for its reasonable out-of-pocket expenses and to indemnify Trident against certain liabilities, including certain liabilities under federal securities laws.

TERMS OF THE MERGER

         At the Effective Time of the Merger, Interim will merge with and into Valley Federal with Valley Federal surviving the Merger. As the surviving entity, Valley Federal will continue to operate as a wholly-owned subsidiary of UPC. In that manner, Valley Federal will be acquired by UPC. Subsequent to the Merger, it is anticipated that Valley Federal will be merged with BANKFIRST, a wholly-owned subsidiary of UPC headquartered in Decatur, Alabama. See "-- Management After the Merger". In the Merger, each share of Valley Federal Common Stock outstanding immediately prior to the Effective Time of the Merger will be converted into 1.0976 shares of UPC Common Stock (including the corresponding number of rights associated with the UPC Common Stock pursuant to the UPC Share Purchase Rights Agreement). Thereafter, shares of Valley Federal Common Stock held by Valley Federal Record Holders immediately prior to the Effective Time of the Merger shall constitute only the right to receive such consideration.

         The Exchange Ratio. Pursuant to the Combination Agreement, the Valley Federal Record Shareholders will receive for each of their shares of Valley Federal Common Stock 1.0976 shares of UPC Common Stock (including the corresponding number of rights associated with the UPC Common Stock pursuant to the UPC Share Purchase Rights Agreement). No fractional shares of UPC Common Stock will be issued in the transaction and if, after aggregation of all shares (and fractional shares) of UPC Common Stock to which a Valley Federal Record Shareholder shall be entitled to receive as a result of the Merger being consummated, such Valley Federal Record Shareholder should be entitled to any fraction of a share of UPC Common Stock, cash will be paid by UPC in lieu of such remaining fractional share based on the closing sale price of UPC Common Stock on the NYSE on the Closing Date.

         Valley Federal Options. Pursuant to Section 2.7 of the Combination Agreement, at the Effective Time of the Merger all Valley Federal Options then outstanding immediately prior to the Effective Time of the Merger will be automatically amended to represent the option to purchase that number of shares of UPC Common Stock (rounded up to the nearest whole share) as would equal the number of shares subject to option multiplied by the Exchange Ratio for each share of Valley Federal Common Stock which otherwise could be purchased upon the same terms and conditions except for appropriate adjustments to the option prices for UPC Common Stock substituted therefor such that the aggregate option exercise price of shares subject to an option immediately following the substitution will be the same as the aggregate option price for such shares immediately prior to such substitution. Thereafter, the stock option plan pursuant to which the Valley Federal Options were issued will remain in effect, but no additional Valley Federal Options will be issued. UPC will register with the Commission the shares of UPC Common Stock to be issued upon exercise of the Valley Federal Options outstanding immediately prior to the Effective Time of the Merger, which it is anticipated will become effective on or shortly after the Effective Date of the Merger. Such shares will also be listed on the NYSE.

EFFECTIVE DATE AND EFFECTIVE TIME OF THE MERGER

         As soon as reasonably practicable after all conditions precedent contained in the Combination Agreement have been satisfied or lawfully waived, including receipt of all regulatory approvals and expiration of all statutory waiting periods, or on such later date as may be agreed to by UPC and Valley Federal, the parties will cause to be filed Articles of Combination with the OTS. The Effective Time and Date of the Merger will be the time and date specified on the endorsement of the Articles of Combination by the OTS. It is presently expected that the Effective Time of the Merger will occur in the third quarter of 1996.

SURRENDER OF CERTIFICATES

         Within ten business days after the Effective Time of the Merger, the Corporate Trust Department of Union Planters National Bank, acting in the capacity of exchange agent for UPC and Valley Federal (the "Exchange Agent"), will mail to each Valley Federal Record Shareholder a form letter of transmittal, together with instructions and a return mailing envelope (collectively, the "Exchange Materials") to facilitate the exchange of such holder's certificates formerly representing shares of Valley Federal Common Stock for UPC Common Stock and the cash payment for any fractional share, as provided in the Combination Agreement.

         VALLEY FEDERAL SHAREHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE THE EXCHANGE MATERIALS FROM THE EXCHANGE AGENT.

         Upon receipt of the Exchange Materials, Valley Federal Record Shareholders should complete the letter of transmittal in accordance with the instructions provided and deliver the letter of transmittal, together with all stock certificates formerly representing shares of Valley Federal Common Stock to the Exchange Agent in the return envelope provided. If the Exchange Agent shall have received the certificates and related documentation completed in proper form, on or prior to the thirtieth day after the Effective Time of the Merger, UPC will issue and the Exchange Agent will mail to the Valley Federal Record Shareholder a certificate representing the whole number of shares of UPC Common Stock to which such holder is entitled pursuant to the Combination Agreement, together with a check in the amount of any cash consideration in
lieu of a fractional share.   No consideration will be delivered to a Valley
Federal Record Shareholder unless and until such holder shall have properly delivered to the Exchange Agent certificates formerly representing the shares of Valley Federal Common Stock owned by him or her and in respect of which he or she claims payment is due, or such documentation, if applicable, and security in respect of lost or stolen certificates as may be required by the Combination Agreement or the Exchange Materials.

         No dividend or other distribution with respect to the shares of UPC Common Stock will be paid or delivered to the holder of any unsurrendered certificate(s) formerly evidencing and representing shares of Valley Federal Common Stock until the holder surrenders such certificate(s) in accordance with the Exchange Materials, at which time the holder will be entitled to receive all previously withheld dividends and distributions, without any interest thereon.

         After the Effective Time of the Merger there will be no further transfers recognized of Valley Federal Common Stock on Valley Federal's stock transfer books. If certificates representing shares of Valley Federal Common Stock should be presented for transfer after the Effective Time of the Merger, they will be returned to the presenter together with a form of letter of transmittal and exchange instructions.

         Neither UPC, Valley Federal, the Exchange Agent, nor any other person shall be liable to any former Valley Federal Record Shareholder for any amount properly delivered to a public official pursuant to applicable unclaimed property, escheat or similar laws.

         If a certificate formerly representing Valley Federal Common Stock shall have been lost, stolen or destroyed, the Exchange Agent will deliver the consideration properly payable with respect to the shares of Valley Federal Common Stock formerly represented by such certificate in accordance with the Combination Agreement upon receipt of appropriate evidence as to such loss, theft or destruction; appropriate evidence as to ownership of such certificate by the claimant; and a lost instrument bond in form and with a surety satisfactory to UPC and the Exchange Agent as required by the Exchange Materials.

NO SHAREHOLDERS' DISSENTERS' RIGHTS

         Shareholders of Valley Federal do not have the right to dissent from the Merger and obtain in cash the fair value of their shares of Valley Federal Common Stock under applicable OTS statutes and regulations.

CONDITIONS TO CONSUMMATION OF THE MERGER

         The respective obligations of UPC and Valley Federal to effect the Merger are subject to the satisfaction of the following conditions prior to the Effective Time of the Merger: (i) approval of the Combination Agreement and Plan of Combination and the transactions contemplated thereby by the affirmative votes of the holders of at least two-thirds (2/3) of the total shares of Valley Federal Common Stock outstanding on the Record Date; (ii) approval of the Combination Agreement and the transactions contemplated thereby by the Federal Reserve, the OTS and the Alabama Department, and the expiration of any statutory waiting periods with respect thereto; (iii) no claim, action, suit, investigation or other proceeding shall be pending or threatened before any court or agency which presents a substantial risk of the restraint or prohibition of the consummation of the Merger or the obtaining of material damages or other relief in connection therewith; and (iv) the Registration Statement of which this Proxy Statement-Prospectus forms a part shall have been declared effective by the Commission and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the Commission or any state securities commission.

         The obligations of UPC and Interim to effect the Merger are further subject to the satisfaction or waiver by UPC and Interim of the following conditions: (i) UPC shall have received a legal opinion, dated the date of Closing, from counsel to Valley Federal as to the due organization, valid existence and good standing of Valley Federal, the enforceability and due authorization of the Combination Agreement, the due authorization of the Valley Federal Common Stock, the receipt of all required approvals and the absence of conflict with Valley Federal's Charter and Bylaws (subject to limitations as provided in the Combination Agreement); (ii) each of the representations and warranties of Valley Federal set forth in the Combination Agreement shall, in all material respects, be true on and as of the Effective Date of the Merger as if made on such date (except to the extent they relate by their terms to an earlier date or to the extent the breach thereof would not have, or would not reasonably be expected to have, a material adverse effect on the business and operations of Valley Federal); (iii) there shall have been no damage to or destruction of any property of Valley Federal, and no zoning or other order, limitation or restriction shall have been imposed against the same, in either case, where such destruction or imposition would have a material adverse impact upon the operations, business or prospects of Valley Federal (after considering any available insurance coverage); (iv) the absence of any change in the business, financial condition, results of operations or prospects of Valley Federal (other than changes attributable to changes in laws, regulations, or generally accepted accounting principles, changes in interest rates, economic, financial or market conditions affecting the banking or thrift industry generally, or changes that may occur as a consequence of actions or inactions that either party hereto is expressly obligated to take under the Combination Agreement); (v) Valley Federal shall not have committed to effect any form of business combination with, or asset sale to, any other person or entity, adopted any "poison pill", shareholders' rights provision or "golden parachute", or taken any other action the effect of which would be to materially diminish the value of Valley Federal to UPC; (vi) Valley Federal shall have at the Effective Date total assets of not less than $120 million and tangible equity capital of at least $9.0 million (as calculated pursuant to the Combination Agreement) and shall not have issued or repurchased any shares of Valley Federal Common Stock or other securities (except pursuant to the exercise of Valley Federal stock options) and, since September 30, 1994, there shall have been no extraordinary sale of assets, nor any investment portfolio restructuring; (vii) each non-officer member of the Valley Federal Board shall have entered into a non-compete agreement with UPC and Valley Federal, providing for a term of not less than two years and covering the general geographic regions in which Valley Federal operates and does business; (viii) UPC shall have received from Price Waterhouse LLP a letter dated within five
(5) business days prior to the Closing Date stating its opinion that the Merger should be accounted for by UPC as a pooling of interests for financial purposes and that such accounting is in accordance with GAAP and from Valley Federal's independent accountants a letter dated within five (5) business days prior to the Closing Date stating that it is aware of no reason why the Merger may not be accounted for as a pooling of interests; (ix) UPC shall have received from its legal counsel an opinion to the effect that the Merger will constitute one or more tax-free reorganizations under the Internal Revenue Code and that the Valley Federal Shareholders will not recognize any gain or loss in the Merger, to the extent that such Valley Federal Shareholders exchange shares of Valley Federal Common Stock solely for shares of UPC

Common Stock as contemplated by the Merger; (x) each of the material acts and undertakings of Valley Federal to be performed at or before the Closing Date pursuant to the Combination Agreement shall have been duly performed, except for breaches of acts and undertakings which would not have, or would not reasonably be expected to have, any material adverse effect on the business or operations of Valley Federal; and (xi) UPC shall have received certain certificates signed by various officers of Valley Federal.

         The obligation of Valley Federal to effect the Merger is further subject to the satisfaction or waiver by Valley Federal of the following conditions: (i) Valley Federal shall have received a legal opinion, dated the date of Closing, from counsel to UPC and Interim as to the due organization, valid existence and good standing of UPC and Interim; the enforceability and due authorization of the Combination Agreement by UPC and Interim; the receipt of required approvals; the absence of conflict with UPC's and Interim's respective Charters, Bylaws and material contracts; and the due authorization of the shares of UPC Common Stock to be issued in the Merger (subject to limitations as permitted in the Combination Agreement); (ii) each of the representations and warranties of UPC and Interim set forth in the Combination Agreement will, in all material respects, be true at the Effective Time of the Merger as if made on such date (except to the extent they relate by their terms to an earlier date or to the extent the breach thereof would not have, or would not reasonably be expected to have, a material adverse effect on the business and operations of Valley Federal); and Valley Federal shall have received a certificate signed by certain officers of UPC and Interim to that effect; (iii) each of the material acts and undertakings of UPC and Interim to be performed at or prior to the Closing Date pursuant to the Combination Agreement shall have been duly performed, except for breaches of acts and undertakings which would not have or would not reasonably be expected to have, any material adverse effect on the business or operations of UPC and the UPC subsidiaries taken as a whole; (iv) Valley Federal shall have received from the Exchange Agent a certificate to the effect that the Exchange Agent has received and holds certificates representing the number of shares of UPC Common Stock, and cash for any fractional shares, in an amount sufficient to meet the obligations of UPC to the Valley Federal Shareholders under the Combination Agreement; (v) Valley Federal shall have received an opinion from Trident that the Exchange Ratio is fair to the Valley Federal Shareholders from a financial point of view, such fairness opinion shall not have been withdrawn prior to the Special Meeting and Valley Federal shall have received an updated "fairness opinion" within five days prior to the Closing Date; (vi) Valley Federal shall have received a legal opinion from its legal counsel that the Merger will constitute one or more tax-free reorganizations under Section 368 of the Code and certain related tax matters; and (vii) Valley Federal shall have received certain certificates signed by various officers of UPC and Interim.

         No assurance can be provided as to when or whether all of the conditions precedent to the Merger will be satisfied or waived by the party lawfully permitted to do so.

REGULATORY APPROVALS

         The Merger and its related transactions are subject to prior approval by (i) the Federal Reserve under Section 3(a) of the Bank Holding Company Act, as amended (the "Bank Holding Company Act"); (ii) the OTS under the Home Owners' Loan Act ("HOLA"); and (iii) the Alabama

Department under Title 5-14A-3 et seq of the Alabama Code. The Bank Holding Company Act and HOLA require that the Federal Reserve and the OTS take into consideration, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. The Bank Holding Company Act and HOLA prohibit the Federal Reserve and the OTS from approving the Merger if it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or if its effect in any section of the country would be to substantially lessen competition or to tend to create a monopoly, or if it would in any other manner be a restraint of trade, unless the Federal Reserve and the OTS should find that the anti-competitive effects of the Merger are clearly outweighed by the public interest and the probable effect of the transaction in meeting the convenience and needs of the communities to be served. The Federal Reserve and the OTS also has the authority to deny an application if it should conclude that the combined organization would have an inadequate capital position or if the acquiring organization does not comply with the requirements of the Community Reinvestment Act of 1977, as amended (the "CRA"). Under the Bank Holding Company Act, the Merger may not be consummated earlier than the 15th day following the date of approval by the Federal Reserve, during which period the United States Department of Justice is afforded an opportunity to challenge the Merger on antitrust grounds.

         Approvals of the Merger were received on January 22, 1996 from the Alabama Department, February 2, 1996 from the Federal Reserve and March 13, 1996 from the OTS. See "THE MERGER--Conditions to Consummation of the Merger" and "-- Waiver and Amendment; Termination."

         Regulatory approval reflects only the view by the particular regulatory agencies that the transaction does not contravene applicable competitive standards imposed by law, and that the transaction is consistent with regulatory policies regarding safety and soundness. A regulatory agency's approval is not an opinion by that regulatory agency that the proposed Merger is favorable to Valley Federal Shareholders from a financial point of view, or that the regulatory agency has considered the adequacy of the terms of the proposed Merger. A REGULATORY AGENCY'S APPROVAL OF THE MERGER IS NOT, AND SHOULD NOT BE CONSTRUED AS, AN ENDORSEMENT OR RECOMMENDATION OF THE PROPOSED MERGER.

CONDUCT OF BUSINESS PENDING THE MERGER

         The Combination Agreement contains certain restrictions upon the conduct of Valley Federal's business pending consummation of the Merger. In particular, the Combination Agreement provides that, without the written consent of UPC, Valley Federal may not, among other things; (i) amend its Charter or Bylaws; (ii) impose or permit any lien, charge or encumbrance to exist in respect to any share of stock held by Valley Federal; (iii) repurchase, redeem or otherwise acquire any of its capital stock or other equity securities or any securities or instruments convertible into any shares of its capital stock or any rights or options to purchase any shares of its capital stock except as otherwise permitted by the Combination Agreement, split or otherwise subdivide its capital stock, recapitalize in any way or declare a cash or stock dividend in respect to the Valley Federal Common Stock other than its regular annual cash dividend of sixty cents ($0.60) per share of Valley Federal Common

Stock, the declaration dates of which shall be in accordance with Valley Federal's past practice; (iv) issue, sell, agree to sell, or otherwise dispose of or permit to become outstanding any Valley Federal Common Stock (except for the issuance of shares of Valley Federal Common Stock upon the exercise of options outstanding as of the date of the Combination Agreement), sell or otherwise dispose of a substantial part of Valley Federal's assets or earning power or acquire a substantial part of the assets or earning power of any other entity; (v) dispose of, discontinue or acquire any asset other than in the ordinary course of business; (vi) incur any additional debt in excess of $50,000 except in the ordinary course of business; (vii) increase compensation or benefits, pay bonuses or enter into severance arrangements except in accordance with past practices or effect any change in retirement benefits for any class of its employees, directors or officers, unless such change is required by applicable law; (viii) amend any existing employment contract with any person having a salary in excess of $30,000 per year (unless such amendment is required by law) to increase the compensation or benefits payable thereunder, except that any increase in accordance with past practices is permitted, or enter into any new employment contract providing for an annual salary exceeding $30,000 per year unless Valley Federal may terminate such contract at will without liability, other than liability for past services;
(ix) adopt any new, or make any material change in or termination of any existing, benefit plan (unless such amendment is required by law) to increase the compensation or benefits payable thereunder, except that any increase in accordance with past practices is permitted; (x) enter into any material lease agreement; (xi) make any capital expenditures except in the ordinary course of business; (xii) extend credit (or commit to extend credit) to any officer, director or holder of 5% or more of Valley Federal Common Stock if such extension of credit would exceed 2% of the capital of Valley Federal or amend the terms of any such credit; (xiii) except as permitted by the Combination Agreement, acquire direct or indirect control over any person or entity except in connection with mergers, acquisitions, or other transactions approved in writing by UPC, internal reorganizations involving existing subsidiaries, acquisitions in Valley Federal's fiduciary capacity, or the creation of new subsidiaries organized to conduct or continue activities otherwise permitted by the Combination Agreement; or (xiv) enter into any transaction other than in the ordinary course of business.

         Valley Federal has also agreed (i) to call a meeting of its shareholders for the purpose of seeking approval of the Combination Agreement as soon as reasonably practicable after the date of the Combination Agreement and to use its best efforts to ensure that such meeting is held not later than 45 days after the registration statement has been declared effective by the Commission and the proxy materials cleared by the OTS; (ii) to cooperate with UPC in the preparation of the registration statement and the proxy materials;
(iii) to use its best efforts to assist UPC in obtaining all required government approvals necessary to complete the transactions contemplated by the Combination Agreement and to provide to UPC or to the appropriate governmental authorities all information reasonably required to be submitted in connection with obtaining such approvals; (iv) to secure all necessary consents and releases required of Valley Federal at its own cost and expense and to comply with all applicable laws, regulations and rulings in connection with the Combination Agreement and the consummation of the transactions contemplated thereby; (v) at all times, until and as of the Closing, to inform UPC in writing of any and all facts necessary to amend or supplement the representations and warranties made in the Combination Agreement and the related schedules attached thereto as necessary so that the information contained therein will accurately reflect the current status of Valley Federal; (vi) to give such further assistance to UPC and to execute, acknowledge and deliver all such documents and instruments as UPC may reasonably request and take such further action as may be necessary or appropriate effectively to consummate the transactions contemplated by the Combination Agreement; (vii) to afford UPC and its authorized representatives reasonable access during normal business hours to the properties, operations, books, records, contracts, documents, loan files and other information of, or relating to Valley Federal (other than information with respect to the deliberations of Valley Federal concerning the Combination Agreement, the Merger and the transactions contemplated thereby) and to provide reasonable assistance to UPC in its investigation of matters relating to Valley Federal and its subsidiaries; (viii) to use all reasonable efforts and to take, or to cause to be taken, all actions, and to do, or to cause to be done, all things necessary, proper, or advisable under applicable laws and regulations to consummate and make effective, with reasonable promptness after the date of the Combination Agreement, the transactions contemplated by the Combination Agreement, including, without limitation, using reasonable efforts to lift or rescind any injunction or restraining or other order adversely affecting the ability of the parties to consummate the transactions contemplated by the Combination Agreement; and (ix) to cause the Valley Federal Common Stock to continue at all times through the Effective Time of the Merger to be listed on the Nasdaq Stock Market. The Board of Directors of Valley Federal also agreed to recommend, subject to compliance with its legal and fiduciary duties as advised by outside counsel, to the Valley Federal Record Shareholders the approval of the Combination Agreement and the Plan of Combination and to use its best efforts to obtain such approvals, subject to compliance with its legal and fiduciary duties.

         Valley Federal has further agreed that, unless the prior written consent of UPC is obtained and except as otherwise contemplated by the Combination Agreement, it will: (i) operate its business only in the usual, regular and ordinary course; (ii) preserve intact its business organization and assets and maintain its rights and franchises; (iii) take no action, unless required by law, rules or regulation that would (a) adversely affect the ability of any of them or UPC to obtain any necessary approvals of regulatory authorities necessary to consummate the transactions contemplated by the Combination Agreement, or (b) adversely affect the ability of any party to perform its covenants and agreements under the Combination Agreement; (iv) except as they may terminate in accordance with their terms, keep in full force and effect, and not default in any of its obligations under all material contracts; (v) keep in full force and effect insurance coverage with responsible insurance carriers which is reasonably adequate in coverage and amount for companies the size of Valley Federal and for the businesses and properties owned by it and in which it is engaged, to the extent that such insurance is reasonably available, and give notice, in accordance with the terms and conditions of its current policies, of any existing or potential claims arising out of events and circumstances occurring during the effective time of such policies; (vi) use its best efforts to retain Valley Federal's present customer base and to facilitate the retention of such customers after the Effective Time of the Merger; and (vii) maintain, renew, keep in full force and effect, and preserve its business organization and material rights and franchises, permits and licenses, and to use its best efforts to maintain its existing, or substantially equivalent, credit arrangements with banks and other financial institutions.

WAIVER AND AMENDMENT; TERMINATION

         Prior to the Effective Date of the Merger any condition to closing set forth in the Combination Agreement may (to the extent permitted by law) be waived by the party benefitted by the provision, or the Combination Agreement may be amended or modified (including the structure of the transaction) by an agreement in writing between the parties.

         The Combination Agreement may be terminated at any time prior to the Effective Date of the Merger, either before or after approval by the Valley Federal Shareholders, as follows: (i) by the mutual consent of the parties;
(ii) by UPC or Interim if Valley Federal should violate any affirmative or negative covenant in respect to the operation of its business as provided in the Combination Agreement; (iii) by UPC, Interim or Valley Federal if the Closing Date shall not have occurred on or before August 1, 1996, unless the failure should be due to actions of the party seeking to terminate, provided, however, that if UPC shall have filed any and all applications to obtain the requisite governmental approvals within 60 days of the date of the Combination Agreement, and if the Closing shall not have occurred solely because of a delay caused by a regulatory agency or authority in its review of the application before it, then Valley Federal shall, upon UPC's written request, extend the Closing Date until August 31, 1996; (iv) by either party if any governmental or regulatory approval should be denied and not successfully appealed within certain time limits; (v) by either party if the other party's closing conditions shall not have been satisfied in all material respects or waived as of the Closing Date or if the other party shall have committed a material breach which shall not have been cured within 30 days after the breaching party receives notice of such breach; (vi) by UPC or Interim should Valley Federal enter into any business combination or any letter of intent or agreement with respect thereto with any other person; (vii) by UPC or Interim upon the occurrence of any event or circumstances which may have the effect of limiting or restricting UPC's voting power or other rights normally enjoyed by the Valley Federal Shareholders; or (viii) by UPC or Interim should Valley Federal enter into any formal agreement, letter of understanding, memorandum or other similar arrangement with any bank regulatory authority establishing a formal capital plan.

         In the event of the valid termination of the Combination Agreement by either UPC or Valley Federal, the Combination Agreement and the Plan of Combination shall become void, and there will be no liability on the part of either party or their officers or directors except for liability for breach of the Combination Agreement or for any misstatement or misrepresentation made prior to such termination.

REPRESENTATIONS AND WARRANTIES OF VALLEY FEDERAL

         Valley Federal has made certain representations and warranties to UPC and Interim with respect to, among other things, its organization and qualification and the organization and qualification of any Valley Federal subsidiary; the authorization, execution and delivery of the Combination Agreement and the absence of any breach as a result of such Combination Agreement; the absence of any legal restrictions on Valley Federal or its subsidiaries; government and other approvals; licenses and franchises; charter documents; financial statements; the absence of certain changes; deposits; properties; condition of its fixed assets and equipment; tax matters; litigation; hazardous materials; insurance; labor and employment matters; capitalization; disclosure; the absence of undisclosed liabilities; classified assets; compliance with laws; employee benefit plans; material contracts; material contract defaults; reports; and the truth and accuracy of certain statements, the disclosure schedule, and Exchange Act and listing filings.

REPRESENTATIONS, WARRANTIES AND COVENANTS OF UPC AND INTERIM

         UPC and Interim have made certain representations and warranties to Valley Federal with respect to, among other things, their organization and corporate authority; the authorization, execution and delivery of the Combination Agreement and the absence of any breaches as a result thereto; the absence of any legal bar on the consummation of the transactions contemplated by the Combination Agreement; government approvals; capitalization; the UPC financial statements; Exchange Act filings; the UPC Common Stock; licenses and franchises; the absence of certain changes; tax matters; litigation; the absence of undisclosed liabilities; compliance with laws; material contract defaults; the truth and accuracy of certain statements and information; and full disclosure.

         UPC has also agreed (i) it will not take any action or fail to take any action which would adversely affect its ability to perform its obligations under the Combination Agreement or the tax or accounting treatment of the Merger; (ii) to use all reasonable efforts and to take, or cause to be taken, all actions necessary, proper or advisable under applicable laws and regulations to consummate and make effective, with reasonable promptness, the Merger; and (iii) to cause each of its subsidiaries to use its reasonable best efforts to obtain consents of all third parties and regulatory authorities necessary for the consummation of the transactions contemplated by the Combination Agreement.

MANAGEMENT AFTER THE MERGER

         The Combination Agreement, the Plan of Combination and the Letter Agreement provide that, after the Effective Time of the Merger, the name of Valley Federal as the surviving bank shall remain Valley Federal Savings Bank, and that Valley Federal's directors and officers in place immediately prior to the Effective Time of the Merger shall continue to be the directors and officers of Valley Federal after the Effective Time of the Merger, subject to changes resulting from the contemplated merger between Valley Federal and BANKFIRST as discussed below. In addition, UPC has agreed that, until the earlier of the effective time of the merger of Valley Federal and BANKFIRST, as described below, or the third anniversary of the Effective Date of the Merger, the Board of Directors of Valley Federal shall be composed of the same persons currently serving as directors of Valley Federal, provided that, without UPC's consent, the number of directors may not be increased and no interim or replacement director will be appointed upon the death, retirement or removal of any Valley Federal director unless required by OTS regulation.

         It is anticipated that Valley Federal may be merged with BANKFIRST, a wholly-owned subsidiary of UPC headquartered in Decatur, Alabama. In such event, it is expected that William D. Powell, the current Chairman and Chief Executive Officer of BANKFIRST, would continue as the Chairman and Chief Executive Officer of the surviving institution and that Billy Don Anderson, the President and Chief Executive Officer of Valley Federal, would serve as the President and Chief Operating Officer of the surviving institution. In addition, in the event of a merger between BANKFIRST and Valley Federal, the board of directors of the surviving institution would be composed of the directors of BANKFIRST as of the effective date of the merger, the non-officer members of Valley Federal's Board of Directors as of the effective date of the merger, and Mr. Anderson. UPC has agreed that it shall cause to be elected for one additional term as directors of the surviving institution, those persons initially serving as directors of the surviving institution as described above or such persons who are nominated by the board of directors of the surviving institution regardless of any otherwise applicable age-related requirement provided that, each director (i) continues to qualify to serve as such, (ii) is not permanently incapacitated and unable to serve as director, and (iii) continues to adequately perform his services as a director, and further provided that UPC has not determined that the institution resulting from the merger of BANKFIRST and Valley Federal has failed to meet the general performance standards of other UPC Banking Subsidiaries.

         As long as Valley Federal operates as a separate institution, UPC has agreed that staffing related decisions regarding Valley Federal shall be vested solely in Mr. Anderson and the Valley Federal Board of Directors. In the event of a merger of BANKFIRST and Valley Federal, all matters relating to personnel will be determined by Mr. Powell and Mr. Anderson, subject to supervision by the board of directors of the surviving institution, without prior approval by UPC.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         Valley Federal has entered into an employment agreement with Billy Don Anderson under which Mr. Anderson serves Valley Federal as its President and Chief Executive Officer. Under the terms of the agreement, Mr. Anderson will be entitled, upon consummation of the Merger, to be paid an amount equal to the product of 2.99 times Mr. Anderson's average base salary over the prior five year period, approximately $397,134.

         Currently, certain directors of Valley Federal participate in a directors' deferred compensation plan pursuant to which a portion of the fees payable to participating directors are deferred. Such plan will be terminated as of the Effective Time of the Merger and all participants will, to the extent provided under the plan and applicable law, become fully vested in and eligible to receive benefits under the plan.

         Valley Federal has entered into incentive stock option agreements with certain officers and directors of Valley Federal pursuant to which each was awarded options to purchase shares of Valley Federal Common Stock. Upon the Effective Date of the Merger, each of such options shall become exercisable for that number of shares of UPC Common Stock as shall equal the number of shares subject to option multiplied by the Exchange Ratio.

         From and after the Effective Date of the Merger, UPC has agreed to indemnify each person who is now, or has been at any time prior to the date of the Combination Agreement or who becomes prior to the Effective Date, an officer, employee or director of Valley Federal against all losses, claims, damages, costs, expenses (including reasonable attorneys' fees), liabilities or judgments or amounts paid in settlement of or in connection with any claim, action, suit or proceeding to the extent it pertains to any matter of fact arising prior to the Effective Date of the Merger (including the transactions contemplated by the Combination Agreement) to the full extent permitted under applicable federal law, as in effect on the date hereof or amended prior to the Effective Time, and under Valley Federal's charter and bylaws, as in effect on the date hereof. After the Effective Date of the Merger, Valley Federal officers, employees and directors who become officers, employees or directors of UPC or any of its subsidiaries shall prospectively have the same indemnification rights to which officers, employees and directors of UPC are entitled under the Charter of UPC and applicable law and shall be covered on a prospective basis by UPC's directors and officers liability insurance policy on a basis at least equal to the coverage provided to persons in similar positions at UPC.

EMPLOYEE BENEFIT PLANS
Pursuant to the Letter Agreement, UPC has agreed to provide severance payments to employees of Valley Federal (other than those employees whose severance benefits are provided for in a written employment agreement) whose employment with Valley Federal is terminated following the Effective Time of the Merger in accordance with the terms of the UPC Involuntary Severance Pay Plan, provided, however, that the following exceptions to such plan will apply for a one year period following the Effective Time: (i) an offer of employment at any affiliate of Valley Federal which the employee does not accept will not make such employee ineligible to receive severance benefits; and (ii) employees with one year or more of service will receive severance benefits equal to two weeks salary plus one additional week for each year or partial year of service with no maximum applicable. After the Effective Time of the Merger, all employees of Valley Federal immediately prior to the Effective Time of the Merger who continue as employees will be afforded the opportunity to participate in any employee benefit plans maintained by UPC on an equal basis with employees of UPC with comparable positions, compensation and tenure. Pre-existing conditions for covered employees at the Effective Time of the Merger will be waived under UPC's medical plan and service with Valley Federal prior to the Effective Time will be deemed service with UPC for purposes of determining eligibility for participation and vesting in such UPC employee benefit plans. Employee welfare benefit plans maintained by Valley Federal immediately prior to the Effective Time of the Merger will be terminated after the Effective Time.


LIMITATION ON NEGOTIATIONS

         The Combination Agreement provides that Valley Federal and its subsidiaries shall not (and shall use their best efforts to ensure that their respective directors, officers, employees and advisors do not) institute, solicit or knowingly encourage any inquiry, discussion or proposal, or participate in any discussions or negotiations with, or provide any confidential or non-public information to, any entity or group concerning any "Acquisition Proposal," except for actions reasonably considered by the Valley Federal Board of Directors, based upon the advice of outside counsel, to be required in order for the Valley Federal Board to fulfill its fiduciary obligations. Valley Federal must notify UPC immediately following receipt of any "Acquisition Proposal". The term "Acquisition Proposal" is defined to mean any tender offer, agreement, understanding or other proposal of any nature pursuant to which any person or entity, other than UPC or any UPC Subsidiary, would directly or indirectly (i) acquire or participate in a merger, share exchange, consolidation or any other business combination involving Valley Federal; (ii) acquire the right to vote ten percent or more of the Valley Federal Common Stock; or (iii) acquire a significant portion of the assets or earning power of Valley Federal.

         In the event Valley Federal were to enter into a letter of intent or agreement with respect to an Acquisition Proposal, Valley Federal or the acquiror would be required to pay liquidated damages in the amount of $750,000 to UPC, which amount represents the sum of the agreed expenses incurred by UPC in connection with the Merger and the agreed loss to UPC in the event the Merger were not consummated. Such sum would be payable immediately in the event that Valley Federal were to enter into a letter of intent or agreement with respect to an Acquisition Proposal, provided that, if the Acquisition Proposal is the result of a hostile takeover of Valley Federal, any sums due UPC shall be paid only at the closing of the transactions set forth in such Acquisition Proposal. The limitation on negotiations and provision for liquidated damages will remain in effect until August 1, 1996, unless before that date either the Merger should be consummated or the Combination Agreement should be terminated, or if the Merger should be otherwise not consummated, under specified circumstances. These provisions may have the effect of discouraging competing offers to acquire or merge with Valley Federal.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         Set forth below is a discussion of the material federal income tax consequences of the Merger to Valley Federal and to Valley Federal Record Shareholders who are citizens and residents of the United States. THE FOLLOWING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR LISTING OF ALL POTENTIAL TAX EFFECTS RELEVANT TO A DECISION WHETHER TO VOTE IN FAVOR OF APPROVAL OF THE MERGER AND THE TRANSACTIONS CONTEMPLATED THEREBY. FURTHER, THE DISCUSSION DOES NOT ADDRESS THE TAX CONSEQUENCES THAT MAY BE RELEVANT TO A PARTICULAR VALLEY FEDERAL RECORD SHAREHOLDER SUBJECT TO SPECIAL TREATMENT UNDER CERTAIN FEDERAL INCOME TAX LAWS, SUCH AS DEALERS IN SECURITIES, BANKS, INSURANCE COMPANIES, TAX-EXEMPT ORGANIZATIONS, NON-UNITED STATES PERSONS AND SHAREHOLDERS WHO ACQUIRED THEIR SHARES AS COMPENSATION, NOR ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCALITY OR FOREIGN JURISDICTION. THE DISCUSSION IS BASED UPON THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (I.E., THE CODE), TREASURY REGULATIONS THEREUNDER AND ADMINISTRATIVE RULINGS AND COURT DECISIONS AS OF THE DATE HEREOF. ALL OF THE FOREGOING ARE SUBJECT TO CHANGE, AND ANY SUCH CHANGE COULD AFFECT THE VALIDITY OF THIS DISCUSSION.

         HOLDERS OF VALLEY FEDERAL COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE EFFECT OF THEIR PARTICULAR FACTS AND CIRCUMSTANCES ON THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO THEM, AND ALSO AS TO THE EFFECT OF ANY STATE, LOCAL, FOREIGN AND OTHER FEDERAL TAX LAWS.

         Under current federal income tax law, and based upon assumptions and representations to be made by UPC and Valley Federal, and assuming the Merger is consummated in the manner set forth in the Combination Agreement, it is anticipated that the following federal income tax consequences will result:

         (i) the Merger will constitute one or more tax-free reorganizations within the meaning of Section 368 of the Code;

         (ii) Valley Federal Record Shareholders will not recognize any gain or loss to the extent that such Valley Federal Record Shareholders exchange shares of Valley Federal Common Stock solely for shares of UPC Common Stock as contemplated by the Combination Agreement and related Plan of Combination;

         (iii) the basis of UPC Common Stock received by a Valley Federal Record Shareholder who exchanges Valley Federal Common Stock solely for UPC Common Stock in the Merger will be the same as the basis of the Valley Federal Common Stock surrendered in exchange therefor (subject to any adjustments required as a result of the receipt of cash in lieu of a fractional share of UPC Common Stock); and

         (iv) the holding period of the UPC Common Stock received by a Valley Federal Record Shareholder in the Merger will include the period during which the Valley Federal Common Stock surrendered in exchange therefor was held (provided that the Valley Federal Common Stock of such Valley Federal Record Shareholder was held as a capital asset at the Effective Time of the Merger.

         Based upon representations to be made by UPC and Valley Federal as of the Effective Time, Housley Kantarian & Bronstein, P.C., counsel to Valley Federal, will render an opinion, dated as of the Effective Time, that the Merger will qualify as one or more reorganizations with the consequences set forth above. Additionally, based upon representations to be made by UPC and Valley Federal as of the Effective Time, Wyatt, Tarrant & Combs, counsel to UPC, will render an opinion, dated as of the Effective Time, that the Merger will qualify as one or more reorganizations and that Valley Federal Record Shareholders will not recognize any gain or loss to the extent that such Valley Federal Record Shareholders exchange shares of Valley Federal Common Stock solely for shares of UPC Common Stock in the Merger. Both opinions would be based entirely upon the Code, regulations then in effect or proposed thereunder, then-current administrative rulings and practice and judicial authority, all of which would be subject to change, possibly with retroactive effect. Consummation of the Merger is conditioned upon the receipt by UPC of the opinion of Wyatt, Tarrant & Combs and the receipt by Valley Federal of the opinion of Housley Kantarian & Bronstein, P.C. UPC and Valley Federal may waive their receipt of the respective opinion as a condition to such consummation, although such waiver by either party is not expected to be made. See "-- Conditions to Consummation of the Merger."

         No ruling has been or will be requested from the Internal Revenue Service ("IRS"), including any ruling as to the federal income tax consequences of the Merger to UPC, Valley Federal or the Valley Federal Record Shareholders. Unlike a ruling from the IRS, the opinions of counsel are not binding on the IRS. There can be no assurance that the IRS will not take a position contrary to the positions reflected in the tax opinions noted above or that such opinions would be upheld by the courts if challenged.

         Holders of Valley Federal Common Stock who receive cash in the Merger as a result of the rounding off of fractional share interests in the UPC Common Stock will be treated, in each instance, as having received the fractional share interests and then having sold such interest for the cash received. This sale will result in the recognition of gain or loss for federal income tax purposes, generally measured by the difference between the amount of cash received and the portion of the basis for the share of Valley Federal Common Stock allocable to such fractional share interests.

ACCOUNTING TREATMENT

         The Merger is expected to be treated by UPC and Valley Federal as a pooling of interests for accounting purposes. Accordingly, under GAAP, as described in Accounting Principles Board Opinion No. 16 for business combinations, the assets and liabilities of Valley Federal and UPC will be carried on the books of UPC immediately subsequent to the Effective Time of the Merger at the amounts recorded on the respective books of each corporation immediately prior to the Effective Time of the Merger. Net income of UPC subsequent to the Merger becoming effective will include the net income of Valley Federal and UPC for the entire fiscal period in which the Merger is consummated. Consummation of the Merger is conditioned upon the receipt by UPC of a letter from its independent accountants to the effect that the Merger should be accounted for as a pooling of interests and a letter from Valley Federal's independent accountants that they are aware of no reason why the Merger should not be accounted for as a pooling of interests.

EXPENSES

         The Combination Agreement provides, in general, that UPC, Valley Federal and Interim will each pay its own expenses in connection with the Combination Agreement and the transactions contemplated thereby, including fees and expenses of their own independent accountants and counsel, provided that UPC will pay all filing and registration fees and the costs of printing this Proxy Statement-Prospectus.

RESALES OF UPC COMMON STOCK

         The shares of UPC Common Stock issued to Valley Federal Record Shareholders pursuant to the Combination Agreement will be freely transferable under the Securities Act, except for those shares of UPC Common Stock issued to any Valley Federal executive officer, director or shareholder who may be deemed as of the date of the Special Meeting to be an "affiliate" of Valley Federal and, therefore, an "underwriter" with respect to the UPC Common Stock received for purposes of Rule 145 under the Securities Act. Affiliates may not sell their shares of UPC Common Stock acquired in connection with the Merger except pursuant to an effective registration statement under the Securities Act covering such shares or in compliance with Rule 145 promulgated under the Securities Act or another applicable exemption from the registration requirements of the Securities

Act. Persons who may be deemed to be affiliates of Valley Federal generally include individuals or entities that control, are controlled by or are under common control with, Valley Federal. In addition, so that UPC would be able to account for the Merger as a pooling of interests, affiliates of Valley Federal will be prohibited from pledging, assigning, selling, transferring or likewise alienating or taking any action which would eliminate or diminish their risk of owning or holding shares of UPC Common Stock received in the Merger, or from entering into a formal or informal agreement to do so, until UPC has published financial information reflecting the results of combined operations of UPC and Valley Federal for a period of not less than thirty days. UPC will place restrictive legends on certificates representing UPC Common Stock issued to all persons who are deemed by UPC to be "affiliates".


                       CERTAIN REGULATORY CONSIDERATIONS

         As a bank holding company, UPC is subject to the regulation and supervision of the Federal Reserve. In addition, as a savings and loan holding company, UPC is registered with the OTS. Thus, UPC is subject to Federal Reserve and OTS regulation, supervision and reporting requirements. The UPC Banking Subsidiaries which are national banking associations are subject to supervision and examination by both the Office of the Comptroller of the Currency (the "Comptroller") and the Federal Deposit Insurance Corporation (the "FDIC"). State chartered bank subsidiaries of UPC which are members of the Federal Reserve System are subject to supervision and examination by both the Federal Reserve and the state banking authorities of the states in which they are located. State-chartered bank subsidiaries of UPC which are not members of the Federal Reserve System are subject to supervision and examination by both the FDIC and the state banking authorities of the states in which they are located. UPC's federally-chartered savings bank subsidiaries, like Valley Federal, are subject to supervision and examination by the OTS. UPC's Banking Subsidiaries are subject to various requirements and restrictions, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operations of these banking subsidiaries. In addition to the impact of regulation, these banking subsidiaries are also affected significantly by the actions of the Federal Reserve as it attempts to control the money supply and credit availability in order to influence the economy. A more detailed discussion of this subject may be found in Part I, Item 1 of UPC's Annual Report on Form 10-K for the year ended December 31, 1995, under the caption GOVERNMENTAL SUPERVISION AND REGULATION OF FINANCIAL INSTITUTIONS which is hereby incorporated by reference in this Proxy Statement-Prospectus.

         Some of the many subjects of governmental regulation are: business expansion through acquisitions or otherwise, capital adequacy, the requirement of prompt corrective action under certain circumstances, restriction upon payments of dividends and making other distributions, support of subsidiary banks, limitations upon transactions with affiliates, FDIC Deposit Insurance assessments, standards for safety and soundness, limitations upon acceptance of brokered deposits, consumer protection, accounting, financial reporting and similar matters.

         In the area of FDIC insurance assessments, Federal regulators have recently reduced the annual premiums for most of the nation's banks, but not savings associations, as a result of having reached required capital levels in its Bank Insurance Fund ("BIF"). Under the new premium schedule, the annual premiums for banks range from a minimum of $2,000 per year to $.27 for every $100 of deposits as opposed to a range of $.23 to $.31 under the old assessment schedule. For a detailed description of FDIC insurance assessment requirements, see Part I, Item 1 of UPC's Annual Report on Form 10-K for the year ended December 31, 1995. Based on UPC's current deposit levels, it is estimated that UPC's deposit insurance expense will be reduced approximately $12 million annually. As of December 31, 1995, UPC had approximately $8.0 billion of deposits insured by the BIF and $1.4 billion of deposits insured by the Savings Association Insurance Fund ("SAIF").

         Several proposed bills have been introduced into the United States legislature, the main purpose of which is to provide additional capitalization of the SAIF and to provide funds to pay interest and/or principal on bonds issued to finance governmental costs associated with the savings and loan industry. A common feature of the proposed legislation is a one-time payment to the SAIF and BIF by both savings associations and banks. The consideration of these proposed bills is ongoing, and at this time it is impossible to state with accuracy the amounts, if any, Valley Federal and UPC, or any of their subsidiaries, will be required to pay in connection with any such legislation should it be passed, or the effect such payments, if any, will have on the financial condition of Valley Federal or UPC. See "Recent Developments Concerning UPC--Earnings Considerations Relating to Potential Special Regulatory Assessment".


               DESCRIPTION OF THE UPC COMMON AND PREFERRED STOCK

         UPC's Restated Charter ("Charter") currently authorizes the issuance of 100,000,000 shares of common stock having a par value of $5.00 per share (the "UPC Common Stock") and 10,000,000 shares of preferred stock having no par value (the "UPC Preferred Stock"). As of March 31, 1996, 45,602,329 shares of UPC Common Stock were issued and outstanding and approximately 1,136,000 shares were subject to issuance through the exercise of options granted pursuant to UPC's 1992 and 1983 Stock Option Plans and other employee, officer and director benefit plans; approximately 502,000 shares were authorized for issuance pursuant to said plans but not yet subject to option grants or otherwise issued; and approximately 4,710,292 shares were authorized for issuance and reserved for conversion of certain outstanding shares of UPC Preferred Stock. In addition, as of March 31, 1996, 3,540,419 shares of UPC Preferred Stock of all series were issued and outstanding, consisting of 44,000 shares of UPC's Series B $8.00 Nonredeemable Cumulative Convertible Preferred Stock (the "Series B Preferred Stock"); and 3,496,419 shares of UPC's 8% Cumulative, Convertible Preferred Stock, Series E (the "Series E Preferred Stock"). As of March 31, 1996, none of UPC's 250,000 authorized shares of Series A Preferred Stock were issued and outstanding nor is management aware of the existence of circumstances from which it may be inferred that such issuance is imminent.
THE CAPITAL STOCK OF UPC DOES NOT REPRESENT OR CONSTITUTE A DEPOSIT ACCOUNT AND IS NOT INSURED BY THE FDIC, THE BANK INSURANCE FUND, THE SAVINGS ASSOCIATION INSURANCE FUND OR ANY GOVERNMENTAL AGENCY.

THE UPC COMMON STOCK

         General. Shares of UPC Common Stock may be issued at such time or times and for such consideration (not less than the par value thereof) as the UPC Board may deem advisable, subject to such limitations as may be set forth in the laws of the State of Tennessee, UPC's Charter or Bylaws or the rules of the NYSE. Union Planters National Bank, a wholly-owned subsidiary of UPC, is the Registrar, Transfer Agent and Dividend Disbursing Agent for shares of UPC Common Stock. Its street address is Union Planters National Bank, Corporate Trust Department, 6200 Poplar Avenue, Third Floor, Memphis, Tennessee 38119. Its mailing address is P.O. Box 387, Memphis, Tennessee 38147.

         Dividends. Subject to the preferential dividend rights applicable to outstanding shares of the UPC Preferred Stock and subject to applicable requirements, if any, with respect to the setting aside of sums for purchase, retirement or sinking funds, if any, for all outstanding UPC Preferred Stock, the holders of the UPC Common Stock are entitled to receive, to the extent permitted by law, only such dividends as may be declared from time to time by the UPC Board.

         UPC has the right to, and may from time to time, enter into borrowing arrangements or issue other debt instruments, the provisions of which may contain restrictions on payment of dividends and other distributions on UPC Common Stock and UPC Preferred Stock; however, UPC has no such arrangements in effect at the date hereof.

         Liquidation Rights. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of UPC, after distribution in full of the preferential amounts required to be distributed to the holders of UPC Preferred Stock, holders of UPC Common Stock will be entitled to receive all of the remaining assets of UPC, of whatever kind, available for distribution to shareholders ratably in proportion to the number of shares of UPC Common Stock held. The UPC Board may distribute in kind to the holders of UPC Common Stock such remaining assets of UPC or may sell, transfer or otherwise dispose of all or any part of such remaining assets to any other person or entity and receive payment therefor in cash, stock or obligations of such other person or entity, and may sell all or any part of the consideration so received and distribute any balance thereof in kind to holders of UPC Common Stock. Neither the merger or consolidation of UPC into or with any other corporation, nor the merger of any other corporation into UPC, nor any purchase or redemption of shares of stock of UPC of any class, shall be deemed to be a dissolution, liquidation or winding-up of UPC for purposes of this paragraph.

         Because UPC is a holding company, its right and the rights of its creditors and shareholders, including the holders of UPC Preferred Stock and UPC Common Stock, to participate in the distribution of assets of a subsidiary on its liquidation or recapitalization may be subject to prior claims of such subsidiary's creditors except to the extent that UPC itself may be a creditor having recognized claims against such subsidiary.

UPC PREFERRED STOCK

         Series A Preferred Stock. UPC's Charter provides for the issuance of up to 250,000 shares (subject to adjustment by action of the UPC Board) of Series A Preferred Stock under certain circumstances involving a potential change in control of UPC. None of such shares are outstanding and management is aware of no facts suggesting that issuance of such shares may be imminent. The Series A Preferred Stock is described in more detail in UPC's Registration Statement on Form 8-A dated January 19, 1989, and filed February 1, 1989 (Commission File No. 0-6919) which is incorporated by reference herein.

         Series B Preferred Stock. 44,000 shares of Series B Preferred Stock were outstanding as of March 31, 1996. Such shares bear a dividend rate of
$8.00 per share per annum; dividends are cumulative.   Each share of Series B
Preferred Stock is convertible at the option of the holder into 7.722 shares of UPC Common Stock, with the maximum number of shares of UPC Common Stock into which such shares may be converted being 339,768. The Series B Preferred Stock is not subject to any sinking fund provisions and has no preemptive rights. Such shares provide for a liquidation preference of $100.00 per share plus unpaid dividends accrued thereon and are not subject to redemption by UPC. Holders of Series B Preferred Stock have no voting rights except as required by law and in certain other limited circumstances.

         Series E Preferred Stock. 3,496,419 shares of Series E Preferred Stock were outstanding as of March 31, 1996. Up to 317,458 shares of Series E Preferred Stock are expected to be issued upon consummation of UPC's pending acquisition of ENB. All shares of Series E Preferred Stock have a stated value of $25.00 per share. Dividends are payable at the rate of $0.50 per share per quarter and are cumulative. The Series E Preferred Stock is convertible at the rate of 1.25 shares of UPC Common Stock for each share of Series E Preferred Stock. The Series E Preferred Stock is not subject to any sinking fund provisions and has no preemptive rights. Such shares have a liquidation preference of $25.00 per share plus unpaid dividends accrued thereon and, at UPC's option and with the prior approval of the Federal Reserve, are subject to redemption by UPC at any time or from time to time after March 31, 1997 at a redemption price of $25.00 per share plus any unpaid dividends. Holders of Series E Preferred Stock have no voting rights except as required by law and in certain other limited circumstances.


            CERTAIN PROVISIONS THAT MAY HAVE AN ANTI-TAKEOVER EFFECT

         Certain provisions of UPC's Charter and Bylaws and certain provisions of Tennessee law may have an anti-takeover effect in that they could prevent, discourage or delay a change in control of UPC. The following summary briefly describes certain of those provisions. The summary is not intended to be complete and is qualified in its entirety by reference to UPC's Charter and Bylaws and to applicable Tennessee law.

         Charter and Bylaw Provisions. Pursuant to UPC's Charter, the directors of UPC are elected for three-year terms of office, and approximately one-third of the members of the UPC Board are up for election each year. The Bylaws also provide that the affirmative vote of the holders of 66 2/3% of the outstanding shares of UPC Common Stock is required to remove any or all of the directors of UPC.

         The Charter requires the affirmative votes of the holders of 66 2/3% of the outstanding shares for approval of a merger, consolidation or a sale or lease of all or substantially all of the assets of UPC if the other party to the transaction is a beneficial owner of 10% or more of the outstanding shares of UPC. The Charter also requires the affirmative votes of the holders of 66 2/3% of the outstanding stock; to change the number, election and classification of directors; to give approval of certain transactions as described above; and to amend certain other provisions of the Charter.

         Share Purchase Rights Plan. In 1989, the UPC Board adopted a Share Purchase Rights Plan and distributed a dividend of one Preferred Share Unit Purchase Right ("Right") for each outstanding share of UPC Common Stock. Moreover, one Right was required to be, automatically and without further action by UPC, distributed in respect to each share of UPC Common Stock issued thereafter. The Rights are generally designed to deter coercive takeover tactics and to encourage all persons interested in potentially acquiring control of UPC to treat each shareholder on a fair and equal basis. Each Right trades in tandem with the share of UPC Common Stock to which it relates until the occurrence of certain events indicating a potential change in control of UPC. Upon the occurrence of such an event, the Rights would separate from UPC Common Stock and each holder of a Right (other than the potential acquiror) would be entitled to purchase certain equity securities at prices below their market value. UPC has authorized 250,000 shares of Series A Preferred Stock for issuance under the Share Purchase Rights Plan, but no shares have been issued as of the date of this Proxy Statement-Prospectus. Until a Right is exercised, the holders thereof, as such, will have no rights as shareholders of UPC, thus they would have no right to vote or to receive dividends on the Series A shares.

         Provisions of the Tennessee Code. As a Tennessee corporation, UPC is or could be subject to various legislative acts set forth in Chapter 35 of Title 48 of the Tennessee Code, which impose certain restrictions on business combinations, including, but not limited to, combinations with interested shareholders similar to those described above.

         The Tennessee Business Combination Act (the "Tennessee BCA") generally prohibits a "business combination" (generally defined to include mergers, share exchanges, sales and leases of assets, issuances of securities, and similar transactions) by UPC or a subsidiary with an "Interested Shareholder" (generally defined as any person or entity which beneficially owns 10% or more of the voting power of any class or series of UPC's stock then outstanding) within five years after the person or entity becomes an Interested Shareholder unless the business combination or the transaction pursuant to which the Interested Shareholder became such was approved by the UPC Board before the Interested Shareholder became such, and the business combination satisfies any other applicable requirements imposed by law or by UPC's Charter or Bylaws.
The Tennessee BCA also severely limits the extent to which UPC or any of its officers or directors could be held liable for resisting any business combination.

         The Tennessee Control Share Acquisition Act (the "Tennessee CSAA") restricts the voting powers of shares acquired by a party once a specific level of control is acquired unless certain conditions are met. Specifically, the Tennessee CSAA provides that "Control Shares" will not have the voting rights to which they normally would be entitled unless approved by the other shareholders at an annual or special meeting. "Control shares" are shares that, in the absence of the Tennessee CSAA, would give the acquiror voting power within any of the following ranges of all of the voting power of UPC: (i) one-fifth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority or more.

         The provisions described above might be deemed to make UPC less attractive as a candidate for acquisition by another company than would otherwise be the case in the absence of such provisions. For example, if another company should seek to acquire a controlling interest of less than 66 2/3% of the outstanding shares of UPC Common Stock, the acquiror would not thereby obtain the ability to replace a majority of the UPC Board until at least the second annual meeting of shareholders following the acquisition, and furthermore the acquiror would not obtain the ability immediately to effect a merger, consolidation or other similar business combination unless the described conditions were met. As a result, UPC's shareholders may be deprived of opportunities to sell some or all of their shares at prices that represent a premium over prevailing market prices in a takeover context. The provisions described above also may make it more difficult for UPC's shareholders promptly to replace the UPC Board or management, even if the holders of a majority of the UPC Common Stock should believe that such replacement is in the interests of UPC. As a result, such provisions may tend to perpetuate the incumbent UPC Board and management.


           EFFECT OF MERGER ON RIGHTS OF VALLEY FEDERAL SHAREHOLDERS

         At the Effective Date of the Merger, Valley Federal Record Shareholders automatically will become holders of the UPC Common Stock and their rights as holders of the UPC Common Stock will be determined by the Tennessee Business Corporation Act and by UPC's Charter and Bylaws. The following is a summary of the material differences in the rights of holders of UPC Common Stock and Valley Federal Common Stock.

REMOVAL OF DIRECTORS

         Valley Federal Directors may be removed with or without cause by the vote of the holders of a majority of the shares entitled to vote at any meeting called for that purpose provided that, if less than the entire board is to be removed, no one director may be removed if the votes cast against the removal would be sufficient to elect a director if then cumulatively voted at an election of the class of directors of which such director is a part.

         UPC's Bylaws provide that directors may be removed with or without cause by vote of the holders of 66 2/3% or more of the outstanding shares entitled to vote generally in the election of directors.

REQUIRED SHAREHOLDER VOTES

         OTS regulations require the affirmative vote of 66 2/3% of shareholders with respect to any merger, consolidation or other business combination to which Valley Federal is a party. The UPC Charter provides that the vote of the holders of 66 2/3% or more of the shares entitled to vote shall be required to approve any merger or consolidation of UPC with or into any other corporation or the sale, lease, exchange or other disposition of substantially all of UPC's assets, if on the date a binding agreement is executed providing for such merger, sale or other disposition, the corporation, person or entity into which UPC would be merged or to which its assets would be sold is the beneficial owner of 10% or more of the outstanding capital stock of UPC. Otherwise, under Tennessee law and UPC's Charter, the affirmative vote of a majority of shareholders would be required to approve a merger, consolidation, or other business combination to which UPC is a party and which requires the consent of UPC shareholders under Tennessee law.

ELECTION OF DIRECTORS

         UPC's Charter and Valley Federal's Bylaws both provide for a classified board of directors consisting of three classes with staggered terms of three years each. Therefore, UPC and Valley Federal shareholders are entitled to elect only one class, i.e., approximately one-third of directors annually. To increase the number of UPC's directors, 66 2/3% of the directors then in office must concur. A majority of the Board of Directors may increase the number of Valley Federal directors.

AMENDMENT OF CHARTER AND BYLAWS

         Valley Federal's Charter provides that any amendment to the Valley Federal Charter must first be approved preliminarily by the OTS and thereafter approved by the holders of a majority of the votes eligible to be cast at a legal meeting of the shareholders. Pursuant to the Valley Federal Bylaws, the affirmative vote of a majority of the votes eligible to be cast is required for stockholders to amend the Bylaws. The UPC Charter requires the affirmative vote of 66 2/3% of the outstanding shares to amend certain provisions of UPC's Charter regarding the election of directors, the approval of certain mergers, consolidations or similar transactions and to amend certain other provisions; otherwise the affirmative vote of a majority of the votes eligible to be cast is required. The UPC Charter provisions may make it more difficult for shareholders of UPC to amend certain provisions of the UPC Charter. The UPC Bylaws, as with the Valley Federal Bylaws may be amended by the affirmative vote of a majority of the votes eligible to be cast.

SHARE PURCHASE RIGHTS PLAN

         As described above under "CERTAIN PROVISIONS THAT MAY HAVE AN ANTI-TAKEOVER EFFECT--Share Purchase Rights Plan," UPC Common Stock has attached Rights, which may deter certain takeover proposals. Valley Federal does not have a rights plan.

LIMITATIONS ON CHANGES IN CONTROL

         As described above under CERTAIN PROVISIONS THAT MAY HAVE AN ANTI-TAKEOVER EFFECT--Provisions of the Tennessee Code, UPC is subject to Tennessee law restrictions on changes in control. As a federally chartered savings bank headquartered in Alabama, these provisions are not currently applicable to Valley Federal as there is no similar provision under applicable federal law.


                    BUSINESS OF VALLEY FEDERAL SAVINGS BANK

GENERAL

         Valley Federal is a federal stock savings bank conducting business through its home office which is located at 501 North Montgomery Avenue, Sheffield, Alabama and three branch offices located in Florence, Tuscumbia and Muscle Shoals, Alabama.

         Valley Federal was chartered by the Federal Home Loan Bank Board ("FHLBB"), the predecessor to the OTS of the Department of the Treasury, in April 1934 as Sheffield Federal Savings and Loan Association. On October 15, 1987, Valley Federal converted from a federal mutual savings and loan association to a federal stock savings bank. Since 1935, Valley Federal has been a member of the FHLB and its savings deposits have been insured by SAIF or its predecessor, the Federal Savings and Loan Insurance Corporation ("FSLIC"). Valley Federal is subject to comprehensive regulation, examination and supervision by the OTS and the FDIC. For further discussion of regulation affecting Valley Federal, see "--Regulation."

         The principal business of Valley Federal consists of attracting savings deposits from the general public and originating mortgage loans for the purpose of financing or refinancing one-to-four family dwellings and other improved residential and commercial real estate. Valley Federal derives its income largely from interest and fees in connection with its lending activities. Its principal expenses are interest paid on savings deposits and operating expenses. In recent years, Valley Federal has been structuring its loan portfolio in order to make its assets more interest-rate sensitive. This has been accomplished by selling long term fixed rate loans and by originating for portfolio adjustable rate real estate loans and other loans which reprice more frequently than long-term residential mortgages. At September 30, 1995, adjustable rate loans, the majority of which mature or reprice within one year, constituted 52.5% of Valley Federal's total loan portfolio. Although Valley Federal continues to originate long-term fixed rate mortgage loans, all such loans are being originated to qualify for resale in the secondary market.

ASSET/LIABILITY MANAGEMENT

         The term "rate sensitivity" refers to those assets and liabilities which are "sensitive" to fluctuations in rates and yields. An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. Savings institutions have historically operated in a mismatched position with their liabilities being greatly more interest-sensitive than their assets. Valley Federal is attempting, through investments in adjustable rate mortgages, consumer loans, commercial real estate loans and short-term investments, and the origination of long-term, fixed-rate loans intended to be eligible for sale in the secondary market, to achieve a better match between its assets and liabilities in terms of both interest rate volatility and maturities.

         The matching of Valley Federal's assets and liabilities may be analyzed by examining the extent to which its assets and liabilities are interest rate sensitive and by monitoring the expected effects of interest rate changes on an institution's net portfolio value. If Valley Federal's assets mature or reprice more quickly or to a greater extent than its liabilities, Valley Federal's net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. If Valley Federal's assets mature or reprice more slowly or to a lesser extent than its liabilities, Valley Federal's net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. The OTS requires Valley Federal to measure its interest rate risk by computing estimated changes in the net present value of its cash flows from assets, liabilities and off-balance sheet items ("NPV") in the event of a range of assumed changes in market interest rates. These computations estimate the effect on Valley Federal's NPV of sudden and sustained 1% to 4% increases and decreases in market interest rates. Valley Federal's Board of Directors has adopted an interest rate risk policy which establishes maximum decreases in Valley Federal's estimated NPV of -20%, -35%, 50% and - 70% in the event of 1%, 2%, 3% and 4% increases and decreases in market interest rates, respectively. At September 30, 1995, based on information provided by the OTS, it was estimated that Valley Federal's NPV would decrease -2%, -7%, -15% and -25% and increase 3%, 8%, 13% and 22% in the event of 1%, 2%, 3% and 4% increases and decreases in market interest rates, respectively. These calculations indicate that Valley Federal's net portfolio value could be adversely affected by increases in interest rates but could be favorably affected by decreases in interest rates. These calculations indicate that Valley Federal would not be deemed to have more than a normal level of interest rate risk under risk-based regulatory capital requirements. See "Regulation -- Regulatory Capital Requirements." Changes in interest rates also may affect Valley Federal's net interest income, with increases in rates expected to decrease income and decreases in rates expected to increase income, as Valley Federal's interest-bearing liabilities would be expected to mature or reprice more rapidly than the Saving Bank's interest-earning assets.

         While management does not expect current interest rates to have a material adverse effect on Valley Federal's NPV or net interest income in the future, management cannot predict future interest rates or their effects on Valley Federal's NPV or net interest income. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments and deposit run-offs and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. Although certain assets and liabilities may have similar maturity or periods of repricing they may react at different times and in different degrees to changes in the market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable rate mortgages, may have features which restrict changes in interest rates on a short term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making calculations set forth above. Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

         Valley Federal's Board of Directors is responsible for reviewing Valley Federal's asset and liability policies. The Board reviews interest rate risk and trends, as well as liquidity and capital ratios and requirements, at least monthly. Valley Federal's management is responsible for administering the policies and determinations of the Board of Directors with respect to Valley Federal's asset and liability goals and strategies. Management expects that Valley Federal's asset and liability policies and strategies will continue as described above so long as competitive and regulatory conditions in the financial institution industry and market interest rates continue as they have in recent years.

AVERAGE BALANCES, INTEREST RATES AND YIELDS

         The following table sets forth information concerning Valley Federal's interest-earning assets, interest-bearing liabilities, net interest income, interest rate spreads and net yields on average interest-earning assets during the periods indicated. Average balance calculations are based on daily balances.

                                                                             Year Ended September 30,
                                                          -----------------------------------------------------------------
                                                                         1995                               1994
                                                          ------------------------------      -----------------------------
                                                          Average                Average      Average               Average
                                                          Balance     Interest    Yield       Balance    Interest    Yield
                                                          -------     --------   -------      -------    --------   -------
 Assets:
   Interest-earning assets:
   Loans . . . . . . . . . . . . . . . . . . . . . . .    $ 93,205    $7,520     8.07%       $ 83,149    $  6,798     8.18%
   Less allowance for possible loan losses . . . . . .        (820)                              (745)
                                                          --------    ------                 --------
     Total loan portfolio, net . . . . . . . . . . . .      92,385     7,520     8.07          82,404       6,798     8.18
   Mortgage-backed securities, net . . . . . . . . . .      20,530     1,264     6.16          26,453       1,237     4.68

   Investments (include certificates of deposit) . . .       3,334       135     4.05           9,963         309     3.10
   FHLB stock  . . . . . . . . . . . . . . . . . . . .         742        53     7.14             813          68     8.36
                                                          --------    ------                 --------    --------
     Total interest-earning assets . . . . . . . . . .     116,991     8,972     7.67         119,633       8,412     7.03
   Other assets  . . . . . . . . . . . . . . . . . . .       7,285    ------                    2,482    --------
                                                          --------                           --------
 Total . . . . . . . . . . . . . . . . . . . . . . . .    $124,276                           $122,115
                                                          ========                           ========

 Liabilities and stockholders' equity:
   Interest-bearing liabilities:
   NOW, Super NOW and VIP accounts . . . . . . . . . .    $ 22,475    $  799     3.56%       $ 28,841    $    852     2.95%
   Money market demand accounts  . . . . . . . . . . .       2,093        67     3.20           2,343          66     2.82
   Passbook accounts . . . . . . . . . . . . . . . . .       8,832       244     2.76          10,649         294     2.76
   Certificate accounts  . . . . . . . . . . . . . . .      71,037     3,811     5.36          64,456       2,958     4.59
                                                          --------    ------                 --------
   Total deposit accounts  . . . . . . . . . . . . . .     104,437     4,921     4.71         106,289       4,170     3.92
   Short-term borrowings (include FHLB advances) . . .       8,754       567     6.48           4,573         202     4.42
                                                          --------    ------                 --------    --------

 Total interest-bearing liabilities  . . . . . . . . .     113,191     5,488     4.85         110,862       4,372     3.94
   Other liabilities . . . . . . . . . . . . . . . . .       1,465    ------                    1,868    --------
                                                          --------                           --------
 Total liabilities . . . . . . . . . . . . . . . . . .     114,656                            112,730
 Stockholders' equity  . . . . . . . . . . . . . . . .       9,620                              9,385
                                                          --------                           --------
 Total . . . . . . . . . . . . . . . . . . . . . . . .    $124,276                           $122,115
                                                          ========                           ========

 Rate differential(a)  . . . . . . . . . . . . . . . .                           2.82                                 3.09
 Net interest income and net yield
   on interest-earning assets(b) . . . . . . . . . . .                $3,484     2.98                    $  4,040     3.38
                                                                      ======                             ========

                                                                Year Ended September 30,
                                                            ------------------------------
                                                                          1993
                                                            ------------------------------
                                                            Average                Average
                                                            Balance     Interest    Yield
                                                            -------     --------   -------
 Assets:
   Interest-earning assets:
   Loans . . . . . . . . . . . . . . . . . . . . . . .      $ 75,372    $  6,703     8.89%
   Less allowance for possible loan losses . . . . . .          (390)       --
                                                            --------    --------
     Total loan portfolio, net . . . . . . . . . . . .        74,982       6,703     8.89
   Mortgage-backed securities, net . . . . . . . . . .        31,252       1,873     5.99

   Investments (include certificates of deposit) . . .        10,870         425     3.91
   FHLB stock  . . . . . . . . . . . . . . . . . . . .           970          78     8.04
                                                            --------    --------
     Total interest-earning assets . . . . . . . . . .       118,074       9,079     7.69
   Other assets  . . . . . . . . . . . . . . . . . . .         6,329    --------
                                                            --------
 Total . . . . . . . . . . . . . . . . . . . . . . . .      $124,403
                                                            ========

 Liabilities and stockholders' equity:
   Interest-bearing liabilities:
   NOW, Super NOW and VIP accounts . . . . . . . . . .      $ 30,162    $  1,045     3.46%
   Money market demand accounts  . . . . . . . . . . .         2,395          76     3.17
   Passbook accounts . . . . . . . . . . . . . . . . .        10,087         320     3.17
   Certificate accounts  . . . . . . . . . . . . . . .        68,013       3,333     4.90
                                                            --------    --------
   Total deposit accounts  . . . . . . . . . . . . . .       110,657       4,774     4.31
   Short-term borrowings (include FHLB advances) . . .         2,587          86     3.32
                                                            --------    --------

 Total interest-bearing liabilities  . . . . . . . . .       113,244       4,860     4.29
   Other liabilities . . . . . . . . . . . . . . . . .         2,508    --------
                                                            --------
 Total liabilities . . . . . . . . . . . . . . . . . .       115,752
 Stockholders' equity  . . . . . . . . . . . . . . . .         8,651
                                                            --------
 Total . . . . . . . . . . . . . . . . . . . . . . . .      $124,403
                                                            ========

 Rate differential(a)  . . . . . . . . . . . . . . . .                               3.40
 Net interest income and net yield
   on interest-earning assets(b) . . . . . . . . . . .                   $ 4,219     3.57%
                                                                         =======

- ---------------
(a) Represents spread between average interest-earning assets and average interest-bearing liabilities.
(b)  Represents net interest income from average total interest-earning assets.

YIELDS EARNED AND RATES PAID

         Net interest income is affected by (i) the difference ("interest rate spread") between rates of interest earned on its interest-earning assets and rates of interest paid on its interest-bearing liabilities and (ii) the relative amounts of its interest-earning assets and interest-bearing liabilities. When interest-earning assets equal or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income. Thrift institutions have traditionally used interest rate spreads as a measure of net interest income. Another indicator of an institution's net interest income is its "net yield on interest-earning assets" which is net interest income divided by average interest earning assets.

         The following tables set forth for the periods and at the date indicated, the weighted average yields earned on Valley Federal's assets, the weighted average interest rates paid on Valley Federal's liabilities, together with the interest rate spread and net yield on interest-earning assets. The weighted average yields are computed on a daily basis.


                                                                                                    At
                                                              Years Ended September 30,        September 30,
                                                             ---------------------------       -------------

                                                             1993        1994      1995            1995
                                                             ----        ----      ----            ----
 Weighted average yield on loans receivable, net . . .       8.89%       8.18%     8.07%           8.07%

 Weighted average yield on mortgage-backed
   securities, net . . . . . . . . . . . . . . . . . .       5.99        4.68      6.16            5.67

 Weighted average yield on investments and
   interest-bearing deposits . . . . . . . . . . . . .       3.91        3.10      4.05            6.79

 Weighted average yield on other interest-
   earning assets - FHLB stock . . . . . . . . . . . .       8.04        8.36      7.14            7.15

 Weighted average yield on all interest-
   earning assets  . . . . . . . . . . . . . . . . . .       7.69        7.03      7.67            7.68

 Weighted average rate paid on deposits  . . . . . . .       4.31        3.92      4.71            5.14

 Weighted average rate paid on FHLB advances . . . . .       3.32        4.42      6.48            7.05

 Weighted average rate paid on all
   interest-bearing liabilities  . . . . . . . . . . .       4.29        3.94      4.85            5.16

 Interest rate spread (spread between weighted
   average rate on all interest-earning assets
   and all interest-bearing liabilities) . . . . . . .       3.40        3.09      2.82            2.52

 Net yield (net interest income (expense) as a
   percentage of average interest-earning assets . . .       3.57        3.38      2.98            3.29


RATE/VOLUME ANALYSIS

         The table below sets forth certain information regarding changes in interest income and interest expense of Valley Federal for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume (changes in volume multiplied by old rate); and (2) changes in rates (change in rate multiplied by old volume).

                                                                   Year Ended September 30,
                                      --------------------------------------------------------------------------------
                                        1993      vs.    1992      1994     vs.       1993       1995     vs.   1994
                                      ------------------------     -----------------------     -----------------------
                                         Increase (Decrease)          Increase (Decrease)        Increase (Decrease)
                                                Due to                      Due to                      Due to
                                      ------------------------     -----------------------     -----------------------
                                      Amount    Volume    Rate     Amount   Volume    Rate     Amount   Volume    Rate
                                      ------    ------    ----     ------   ------    ----     ------   ------    ----
                                                                (Dollars are in thousands)
Interest income:
  Loans, net  . . . . . . . . . . .  $  (550)   $ 197  $  (747)   $  95   $  657   $  (562)   $  722    $ 814   $ (92)
  Mortgage-backed securities, net .     (335)      72     (407)    (586)    (264)     (322)       27     (313)    340
  Investments (includes
    certificates of deposits)   . .     (157)     128     (285)    (184)     (33)     (151)     (174)    (249)     75
  Other interest-earning assets
    -FHLB stock . . . . . . . . . .       18        5       13        8      (14)       22       (15)      (6)     (9)
                                     -------    -----  -------    -----   ------   -------    ------    -----   -----
Total interest income . . . . . . .   (1,024)     402   (1,426)    (667)     346    (1,013)      560      246     314
                                     -------    -----  -------    -----   ------   -------    ------    -----   -----
Interest expense:
  Deposit accounts  . . . . . . . .   (1,454)    (137)  (1,317)    (604)    (198)     (406)      751       57     694
  Short-term borrowings
    (includes FHLB advances)  . . .       86       86       --      116       88        28       365      271      94
                                     -------    -----  -------    -----   ------   -------    ------    -----   -----
Total interest expense  . . . . . .   (1,368)      51   (1,317)    (488)    (110)     (378)    1,116      328     788
                                     -------    -----  -------    -----   ------   -------    ------    -----   -----
Net change in net interest income .  $   344    $ 453  $  (109)   $(179)  $  456   $  (635)   $ (556)   $ (82)  $(474)
                                     =======    =====  =======    =====   ======   =======    ======    =====   =====

LENDING ACTIVITIES

         GENERAL. The principal lending activity of Valley Federal historically has been the origination of conventional first mortgage single-family loans. Valley Federal also makes loans on two-to-four family dwelling units, multi-family dwelling units, commercial real estate and other improved real estate. To a lesser extent, Valley Federal also makes consumer loans.

         In an effort to make the yields on its loan portfolio and investments more interest rate sensitive, Valley Federal has implemented a number of measures in recent years. Those measures include: (i) origination of mortgage loans with adjustable interest rates including adjustable rate mortgage loans on residential properties and (ii) adoption of a policy under which Valley Federal generally originates long-term, fixed-rate mortgage loans intended to qualify for sale in the secondary market. At September 30, 1995, $92.4 million (or 96.2%) of Valley Federal's loans receivable were comprised of loans that were other than long-term, fixed-rate loans (which historically have been the industry's traditional area of lending activity). These lending policies were adopted to shorten the term of Valley Federal's assets and make them less susceptible to interest rate volatility.

         At September 30, 1995, Valley Federal's loan portfolio, including mortgage-backed securities, totaled $116.1 million or 92.2% of its total assets. On that date, $62.6 million or 65.2% of the total loan portfolio consisted of loans secured by mortgages on single family dwellings and the remainder consisted of loans secured by two-to-four family and multi-family residential properties, and commercial real estate loans, while the remainder of the loan portfolio consisted of savings account, home improvement and other loans.

         The loans-to-one-borrower limits applicable to national banks apply to savings institutions in the same manner and to the same extent. With certain exceptions, loans and extensions of credit to a person outstanding at one time and not fully secured shall not exceed 15% of the unimpaired capital and surplus of the savings institution. Loans and extensions of credit fully secured by readily marketable collateral may comprise an additional 10% of unimpaired capital and surplus. At September 30, 1995, the maximum amount which Valley Federal ordinarily could have loaned to one borrower and the borrower's related entities was approximately $1.5 million.

         Federal regulations limit the amount which federally-chartered thrift institutions may lend in relationship to the appraised value of the real estate securing the loan, as determined by an appraisal at the time of loan origination. Valley Federal's lending policies, generally limit the maximum loan-to-value ratio on residential mortgage loans to 80% of the lesser of the appraised value or purchase price, with the condition that private mortgage insurance and an escrow account for taxes and insurance be required on any home loans with loan-to-value ratios in excess of 80%. The loan-to- value ratio, maturity and other provisions of the loans made by Valley Federal have generally reflected the policy of making less than the maximum loan permissible under applicable regulations, in accordance with sound lending practices, market conditions, and underwriting standards established by Valley Federal.

LOAN AND MORTGAGE-BACKED SECURITIES PORTFOLIO ANALYSIS. Set forth below is selected data relating to the composition of Valley Federal's loan portfolio by type of loan and type of security on the dates indicated.

                                                                                     At September 30
                                                            ------------------------------------------------------------
                                                                  1993                      1994               1995
                                                            -----------------         -----------------   --------------
                                                               $         %               $          %        $      %
                                                               -         -               -          -        -      -
          Type of Loan:
          Conventional real estate loans:
            Interim construction loans  . . . . . . . .     $  7,775      7.1%        $  3,052      2.7%  $  5,146   4.4%
            Loans on existing property (1)  . . . . . .       64,256     58.8           80,306     72.0     81,742  70.4
            Lease financing loans . . . . . . . . . . .        2,613      2.4            2,638      2.3      3,053   2.6
          Mortgage-backed securities  . . . . . . . . .       31,277     28.6           22,865     20.5     20,087  17.3

          Consumer loans:
            Savings account loans . . . . . . . . . . .          800      0.7              819      0.7        921   0.8
            Home improvement loans  . . . . . . . . . .        2,822      2.6              221      0.2        320   0.3
            Other . . . . . . . . . . . . . . . . . . .        3,068      2.8            4,708      4.2      6,313   5.4

          Less:
            Loans in process  . . . . . . . . . . . . .       (2,871)    (2.6)          (2,040)    (1.8)      (939) (0.8)
            Discounts and other . . . . . . . . . . . .           (1)      --               --       --         --    --
            Deferred loan fees  . . . . . . . . . . . .         (158)    (0.1)            (162)    (0.1)       (61) (0.1)

            Allowance for losses  . . . . . . . . . . .         (344)    (0.3)            (795)    (0.7)      (462) (0.3)
                                                            --------    -----         --------    -----   -------- -----
              Total . . . . . . . . . . . . . . . . . .     $109,237    100.0%        $111,612    100.0%  $116,120 100.0%
                                                            ========    =====         ========    =====   ======== =====

          Residential real estate:
            Single family (2) . . . . . . . . . . . . .     $ 55,678     50.9%        $ 58,913     52.8%  $ 62,575  53.9%
            Two - four family . . . . . . . . . . . . .        4,783      4.4            3,886      3.5      3,301   2.8
          Other dwelling units  . . . . . . . . . . . .        5,193      4.7            3,175     12.8      4,276   3.7
          Commercial or industrial real estate  . . . .        7,276      6.7           14,671     13.1     16,706  14.4
          Mortgage-backed securities  . . . . . . . . .       31,277     28.6           22,865     20.5     20,087  17.3
          Savings accounts  . . . . . . . . . . . . . .          800      0.7              819      0.7        921   0.8
          Other . . . . . . . . . . . . . . . . . . . .        7,604      7.0           10,280      9.2      9,716   8.3

          Less:
            Loans in process  . . . . . . . . . . . . .       (2,871)    (2.6)          (2,040)    (1.8)      (939) (0.8)
            Discounts and other . . . . . . . . . . . .           (1)      --               --       --         --
            Deferred loan fees  . . . . . . . . . . . .         (158)    (0.1)            (162)    (0.1)       (61) (0.1)
            Allowance for losses  . . . . . . . . . . .         (344)    (0.3)            (795)    (0.7)%     (436) (0.3)
                                                            --------    -----         --------    -----   -------- -----
              Total . . . . . . . . . . . . . . . . . .     $109,237    100.0%        $111,612    100.0%  $116,120 100.0%
                                                            ========    =====         ========    =====   ======== =====





- -----------------
(1)     Includes construction loans converted to permanent loans.
(2)     Includes lease financing loans.

         RESIDENTIAL LOANS. The primary lending activity of Valley Federal has been the granting of conventional loans to enable borrowers to purchase existing homes or refinance existing mortgages. Mortgage loans made by Valley Federal are generally long-term loans, amortized on a monthly basis, with principal and interest due each month. The initial contractual loan payment period for residential loans typically ranges from 15 to 30 years. Valley Federal's experience indicates that real estate loans generally remain outstanding for significantly shorter periods than their contractual terms. Borrowers may refinance or prepay loans at their option, subject to any prepayment penalty provisions when included in the note. Valley Federal requires mortgage title insurance on all mortgage loans and hazard insurance at least in the amount covering replacement value.

         Valley Federal has offered renegotiable rate mortgages and adjustable rate mortgages that have rate adjustments each year based upon the federal National Monthly Median Cost of Funds Index or the One Year Treasury Bill rate adjusted to a constant maturity. The interest rates on most of these mortgages are adjustable once a year with limitations on upward adjustments of 2% per year and 6% over the life of the loan. The majority of these loans have ceilings of 14.5% for the life of the loan.

         Because of market demands, Valley Federal continues to originate long-term fixed rate residential loans. However, Valley Federal generally does not retain these loans in its portfolio but rather packages them in accordance with the guidelines of the Federal Home Loan Mortgage Corporation for immediate resale in the secondary market. All such loans are sold on a non-recourse basis. Valley Federal continues to service almost all loans sold in the secondary market and as of September 30, 1995, Valley Federal was servicing $34.9 million of loans sold.

         COMMERCIAL REAL ESTATE AND COMMERCIAL BUSINESS LOANS. Valley Federal makes and participates in commercial property loans including loans secured by multi-family apartment projects with more than four units and commercial business loans, which constituted approximately $25.5 million or approximately 26.6% of Valley Federal's loan portfolio at September 30, 1995. These loans are typically secured by improved real estate, and also by non-real estate collateral including accounts receivable, inventory and chattel equipment. Permanent commercial loans are made in amounts up to 80% of the appraised value of the property and generally have 10 to 30 year terms with interest rates that adjust every one or three years based on the one- or three-year Treasury Security Index or the federal National Monthly Median Cost of Funds Index. Commercial real estate loans are generally made in amounts between $100,000 and $1.0 million. Valley Federal has purchased interests in commercial real estate loans that have been originated by other institutions. The majority of these loans are secured by properties located in Alabama, Florida or Georgia and the amount of such loans is generally between $100,000 and $1.2 million.
Commercial real estate and multi-family residential lending entails significant additional risks, compared to residential property lending. Commercial real estate loans typically involve large loan balances to single borrowers or groups of related borrowers. The payment experience of such loans is typically dependent upon the successful operation of the real estate project. These risks can be significantly affected by supply and demand conditions in the market for office and retail space and for apartments, and as such may be subject, to a greater extent, to adverse conditions in the economy. In dealing with these risks, Valley Federal reviews the financial condition of the lending entity originating the loan and its lending capabilities. Valley Federal also reviews the completed credit package submitted on behalf of the borrower by the lending entity. Personal inspections of the property to serve as collateral are made to determine the accuracy of the appraisal information.

         The aggregate amount of loans which a federal savings institution may make on the security of liens on non-residential real property may not exceed 400% of the institution's regulatory capital.

         CONSUMER AND OTHER LOANS. The consumer loans granted by Valley Federal have included loans on automobiles, boats and other consumer goods, loans secured by savings accounts and signature loans. Consumer loans have up to a five year term and a fixed interest rate. Valley Federal has originated second mortgage loans for home improvement and other purposes. These loans generally have an amortization of ten years, with a call provision at the end of five years. Valley Federal generally limits the loan-to-value ratios on its secured consumer loans to 65% to 90% depending on the type of collateral securing the loan. As of September 30, 1995, consumer loans outstanding were $7.6 million or approximately 7.9% of the Savings Bank's total loan portfolio. Valley Federal believes that the shorter term and the normally higher interest rates available on various types of consumer loans have been helpful in maintaining a profitable spread between Valley Federal's average loan yield and its cost of funds. Such loans, however, pose a greater risk of collectibility.

         LOAN AND MORTGAGE-BACKED SECURITIES MATURITY SCHEDULE. The following table sets forth certain information at September 30, 1995 regarding the dollar amount of loans and mortgage-backed certificates maturing in Valley Federal's portfolio based on their contractual terms to maturity. Demand loans, loans having no stated schedule of repayments and no stated maturity and overdrafts are reported as due in one year or less.

                                 Due        Due 1 through    Due 2       Due 3        Due 5        Due 10         Due
                              During the       2 years     through 3     though 5    through 10   through 15    after 15
                              Year Ending       after     years after  years after  years after  years after  years after
                                9/30/96        9/30/95      9/30/95      9/30/95      9/30/95      9/30/95      9/30/95      Total
                              -----------      --------    -----------  -----------  ----------- -----------  ----------     -----
                                                                (In thousands)
Real estate mortgage (1)  . .   $ 5,340        $2,419       $  2,111     $  9,606    $  4,625     $ 9,247      $33,750      $ 67,098
Real estate construction  . .     3,075            --             --           --          --          --           --         3,075
Commercial (2)  . . . . . . .     4,168         1,706          1,046        8,554       1,015       1,576        3,141        21,206
Consumer  . . . . . . . . . .     2,652           763            817        1,844          40          --           --         6,116
                                -------        ------       --------     --------    --------     -------      -------      --------
    Total loans . . . . . . .   $15,235        $4,888       $  3,974     $ 20,004    $  5,680     $10,823      $36,891      $ 97,495
                                =======        ======       ========     ========    ========     =======      =======      ========
Total mortgage-backed
  securities  . . . . . . . .   $ 1,923        $  653       $  4,411     $  5,348    $  2,299     $ 1,516      $ 3,937      $ 20,087
                                =======        ======       ========     ========    ========     =======      =======      ========

- ---------------
(1)     Excludes commercial real estate mortgage loans.
(2) Includes commercial real estate mortgage loans and commercial business loans.


         The next table sets forth the dollar amount of all loans and mortgage-backed securities due after one year from September 30, 1995 which have predetermined interest rates and have floating or adjustable interest rates.

                                                         Predetermined             Floating or
                                                             Rates              Adjustable Rates              Total
                                                         -------------          ----------------              -----
                                                                                 (In thousands)
          Real estate mortgage (1)  . . . . . . . . .      $  14,688                $  47,077               $   61,765
          Real estate construction  . . . . . . . . .
          Commercial (2)  . . . . . . . . . . . . . .         15,638                    1,400                   17,038
          Installment . . . . . . . . . . . . . . . .          3,083                      381                    3,464
                                                           ---------                ---------               ----------
            Total loans . . . . . . . . . . . . . . .      $  33,409                $  48,858               $   82,267
                                                           =========                =========               ==========

            Total mortgage-backed securities  . . . .      $  15,052                $   3,112               $   18,164
                                                           =========                =========               ==========

- ---------------
(1)     Excludes commercial real estate mortgage loans
(2) Includes commercial real estate mortgage loans and commercial business loans.

         LOAN SOLICITATION AND PROCESSING. Loan originations primarily come from walk-in customers. The Loan Committee is responsible for underwriting and approval of all loans up to $350,000. This committee is composed of four officers of Valley Federal. Any loan in excess of $350,000 has to be approved by the Executive Loan Committee which is composed of three members of the Board of Directors.

         Upon receipt of a loan application from a prospective borrower, a credit report and verification are ordered to verify specific information relating to the loan applicant's employment, income and credit standing. An appraisal of the real estate intended to secure the proposed loan is undertaken by an independent fee appraiser.

         All appraisals performed in connection with mortgages made by Valley Federal must be performed by state-certified or state-licensed appraisers. Appraisals by state-certified appraisers are required for all such transactions having a value of $1.0 million or more. The OTS has adopted regulations requiring that all real estate-related financial transactions engaged in by savings institutions and having a transaction value of $250,000 or more, other than those involving appraisals of one-to-four family properties, shall require an appraisal performed by a state-certified appraiser. One-to-four family residential property financing may require an appraisal from a state-certified appraiser if the amount involved exceeds $1.0 million or if the financing involves a "complex" one-to-four family property appraisal. Exceptions are made for financing in which the transaction value is $50,000 or less or when the lien is not necessary security.

         Loan applicants are promptly notified of the decision of Valley Federal by a letter setting forth the terms and conditions of the decision. If approved, these terms and conditions include the amount of the loan, interest rate basis, amortization term, a brief description of real estate to be mortgaged to Valley Federal, and the notice of requirement of insurance coverage to be maintained to protect Valley Federal's interest. Prior to closing any long-term loan, the borrower must provide proof of fire and casualty insurance on the property serving as collateral and it must be maintained during the full term of the loan. In addition, all loans originated require title insurance policies or an attorney's title opinion.

         LOAN PURCHASES AND SALES. Valley Federal has engaged in selling in the secondary market certain loans it has originated. Such loans sold are generally fixed-rate, long-term mortgage loans. These loans are sold primarily to FHLMC. During the years ended September 30, 1993, 1994 and 1995 the Savings Bank sold $16.3 million, $21.9 million and $5.3 million of loans and mortgage-backed securities, respectively.

         The sale of loans in the secondary mortgage market reduces Valley Federal's risk that the interest rates it pays on deposits will escalate while holding long-term, fixed-rate loans in its portfolio and allows Valley Federal to continue to make loans during periods when savings flows decline or funds are not otherwise available for lending purposes. In connection with such sales, Valley Federal generally retains the servicing of the loans (e.g., collection of principal and interest payments), for which it generally receives a fee payable monthly of 1/4% to 1/2% per annum of the unpaid balance of each loan. As of September 30, 1995, the Savings Bank was servicing loans for others aggregating $34.9 million.

         In addition to originating loans, Valley Federal has purchased real estate loans in the secondary market. Valley Federal's purchases in the secondary market are dependent upon the demand for mortgage credit in the local market area and the inflow of funds from traditional sources. Purchases of loans enable Valley Federal to utilize available funds more quickly particularly where sufficient loan demand for products such as adjustable mortgage loans is not obtainable locally. The Bank also purchases adjustable rate mortgage-backed securities with short-term average lives to enhance interest rate risk. During the years ended September 30, 1993, 1994 and 1995 Valley Federal purchased $13.6 million, $15.4 million and $3.2 million, respectively of mortgage-backed securities.

         Set forth below is a table showing Valley Federal's loan and mortgage backed securities, origination, purchase and sales activity for the periods indicated.

                                                                      Years Ended September 30,
                                                      ------------------------------------------------------
                                                        1993                   1994                  1995
                                                      ---------              ---------             ---------
                                                                           (In thousands)
Loans Originated:
  Real estate loans:
  Conventional:
    Construction loans  . . . . . . . . . . . . .     $   5,219              $   8,838             $   7,062
    Loans for purchase of existing property . . .         8,513                 11,103                16,459
    Loans refinanced  . . . . . . . . . . . . . .        12,457                 14,723                 8,358
                                                      ---------              ---------             ---------
  Total real estate originations  . . . . . . . .        26,189                 34,664                31,879
  Other originations  . . . . . . . . . . . . . .         8,485                 12,264                14,628
                                                      ---------              ---------             ---------
Total loan originations . . . . . . . . . . . . .        34,674                 46,928                46,507
                                                      ---------              ---------             ---------
Loans and Mortgage-Backed Securities Purchased:
  Loans . . . . . . . . . . . . . . . . . . . . .           827                     --                    --
  Mortgage-backed securities, net of
   premiums (discounts) . . . . . . . . . . . . .        13,618                 15,430                 3,187
                                                      ---------              ---------             ---------
Total loans and mortgage-backed securities
  purchased . . . . . . . . . . . . . . . . . . .        14,445                 15,430                 3,187
                                                      ---------              ---------             ---------
Loans and Mortgage-Backed
 Securities Sold:
  Loans . . . . . . . . . . . . . . . . . . . . .        14,608                  9,290                 2,664
  Mortgage-backed securities, net of
   premiums (discounts) . . . . . . . . . . . . .         1,698                 12,655                 2,671
                                                      ---------              ---------             ---------
Total loans and mortgage-backed securities sold .        16,306                 21,945                 5,335
                                                      ---------              ---------             ---------
Repayments:
  Loans . . . . . . . . . . . . . . . . . . . . .        15,640                 25,650                36,244
  Mortgage-backed securities  . . . . . . . . . .        16,565                 11,187                 3,301
                                                      ---------              ---------             ---------
    Total repayments  . . . . . . . . . . . . . .        32,205                 36,837                39,545
                                                      ---------              ---------             ---------
Provision for loan losses . . . . . . . . . . . .          (361)                  (180)                 (306)
                                                      ---------              ---------             ---------
Increase in portfolio of loans and
  mortgage-backed securities  . . . . . . . . . .     $     247              $   3,396             $   4,508
                                                      =========              =========             =========


                 LOAN COMMITMENTS. Valley Federal issues commitments to prospective borrowers to make loans conditioned upon the occurrence of certain events. Such commitments are made on specified terms and conditions, and are honored for 30 days from approval with no additional fees required. Valley Federal charges a non-refundable commitment fee equal to 1% of the actual amount of committed funds on all single-family construction loans. Valley Federal had outstanding commitments to originate mortgage loans aggregating $500,000 at September 30, 1995. Valley Federal had no outstanding commitments to purchase loans at September 30, 1995. These commitments are issued for both adjustable-rate mortgages and fixed-rate mortgages.

                 LOAN ORIGINATION AND OTHER FEES. In addition to interest earned on loans, Valley Federal receives loan origination fees or "points" for originating loans. Loan points are a percentage of the principal amount of the mortgage loan which are charged to the borrower for creation of the loan. The volume of loan origination and commitment fees vary with the volume and type of loans and mortgage markets, which in turn respond to the demand for and availability of money. Generally accepted accounting principles limit immediate recognition of loan origination fees as revenues and require that such income (net of certain loan origination costs) for each loan be amortized over the contractual life of such loans. Valley Federal recognized as current income other loan fees and service charges of $646,589, $561,650 and $489,433 for the years ended September 30, 1993, 1994 and 1995, respectively.

                 Valley Federal also receives other fees and charges relating to existing loans, which include late charges and other fees collected in connection with a change in borrower or other loan modifications. These fees and charges have not constituted a material source of income to the Savings Bank.

                 COLLECTION PROCEDURES. Valley Federal's collection procedures provide that when a loan is ten to 30 days delinquent, the borrower will be contacted by mail and payment requested. After a delinquency of 20 days, a late charge is assessed. If the delinquency continues, subsequent efforts will be made to contact the delinquent borrower. In certain instances, Valley Federal may modify the loan or grant a limited moratorium on loan payments to enable the borrower to reorganize his financial affairs. If the loan continues in a delinquent status for 90 to 120 days or more, Valley Federal generally will initiate foreclosure proceedings.

                 NON-PERFORMING ASSETS AND ASSET CLASSIFICATION. Loans are reviewed on a regular basis and are placed on a non-accrual status when, in the opinion of management, the collection of additional interest is doubtful. Residential and commercial mortgage loans and commercial business loans are placed on non-accrual status when either principal or interest is 90 days or more past due unless they are adequately secured and there is reasonable assurance of full collection of principal and interest. Consumer loans generally are charged off when the loan becomes over 120 days delinquent. Interest accrued and unpaid at the time a loan is placed on non-accrual status is charged against interest income. Subsequent payments are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate collectibility of the loan.

                 Real estate acquired by Valley Federal as a result of foreclosure or by deed in lieu of foreclosure is classified as real estate owned until such time as it is sold. When such property is acquired, it is carried at the lower of fair value or balance of the loan on the property, net of any write-downs subsequently determined to be necessary to reduce the carrying value to estimated net realizable value.

                 The following table sets forth information with respect to Valley Federal's non-performing assets for the periods indicated. At the dates shown, Valley Federal had no accruing loans which were contractually past due 90 days or more.

                                                                 At September 30,
                                                      ---------------------------------------
                                                        1993           1994            1995
                                                        ----           ----            ----
                                                              (Dollars in thousands)
Non-accrual loans:
  Real Estate:
   Residential  . . . . . . . . . . . . . . . . .     $   135        $    380        $    172
   Commercial . . . . . . . . . . . . . . . . . .          16             326             760
  Commercial Business . . . . . . . . . . . . . .          18             551              44
  Consumer  . . . . . . . . . . . . . . . . . . .          --              26               8
                                                      -------        --------        --------
                                                          169           1,283             984
Restructured Loans:
  Real Estate:
    Residential . . . . . . . . . . . . . . . . .          21              --              --
      Total . . . . . . . . . . . . . . . . . . .     $   190        $  1,283        $    984
                                                      =======        ========        ========
Percentage of Total Loans . . . . . . . . . . . .        0.61%           1.45%           1.02%
                                                      =======        ========        ========
Other Non-Performing Assets (1) . . . . . . . . .     $   166        $     59        $     --
                                                      =======        ========        ========

- ---------------
(1) Other non-performing assets represents property acquired by Valley Federal through foreclosure or repossession. This property is carried at the lower of fair value or balance of the loan on the property, net of any write-downs subsequently determined to be necessary to reduce the carrying value to estimated net realizable value.


         At September 30, 1995, none of Valley Federal's accruing loans which were contractually past due 90 days or more exceeded $150,000, except for the following: (i) a $234,000 participation in a loan secured by an apartment complex in Auburn, Alabama. The owners of the complex filed for bankruptcy protection. Valley Federal is seeking to proceed with foreclosure and has allocated $58,000 of its allowance for loan losses to this loan, and management does not expect Valley Federal to incur any further loss on this loan, and (ii) three loans totaling $528,000 secured by apartment complexes located in Lauderdale County. Valley Federal has allocated $76,000 of its allowance for loan losses to these loans, and management does not expect the Savings Bank to incur any further loss on these loans.

         At September 30, 1995, there were no loans other than those disclosed above where known information about possible credit problems of borrowers caused management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms and which may result in disclosing such loans as past due, nonaccrual or restructured loans.

         The following table sets forth an analysis of Valley Federal's allowance for possible loan losses for the periods indicated.

                                                               Year Ended September 30,
                                                      ----------------------------------------
                                                        1993           1994            1995
                                                        ----           ----            ----
                                                               (Dollars in thousands)
     Balance at Beginning of Period   . . . . . .     $    422       $     344       $     795
                                                      --------       ---------       ---------
     Loans Charged-Off:
       Residential Real Estate  . . . . . . . . .           --              35               1
      Commercial Business   . . . . . . . . . . .          342              86             620
      Consumer  . . . . . . . . . . . . . . . . .          169              31              34
                                                      --------       ---------       ---------
     Total Charge-Offs  . . . . . . . . . . . . .          511             152             655
                                                      --------       ---------       ---------
     Recoveries:
         Residential Real Estate  . . . . . . . .           --               2               1
       Commercial Business  . . . . . . . . . . .           39             414               5
       Consumer   . . . . . . . . . . . . . . . .           13               6              10
                                                      --------       ---------       ---------
     Net Loans Charged-Off  . . . . . . . . . . .          459            (270)            639
                                                      --------       ---------       ---------
     Provision for Possible Loan Losses   . . . .          361             180             306
                                                      --------       ---------       ---------
     Balance at End of Period   . . . . . . . . .     $    344       $     795       $     462
                                                      ========       =========       =========

     Ratio of Net Charge-Offs to Average
      Loans Outstanding During the Period   . . .         .583%          (.325)%         0.686%
                                                      ========       =========       =========

     The following table sets forth the breakdown of the allowance for loan losses by loan category for the periods indicated. Management believes that the allowance can be allocated by category only on an approximate basis. The allocation of the allowance to each category is not necessarily indicative of further losses and, except with respect to the allowance for commercial loans, which reflects a specific reserve against a particular loan, does not restrict the use of the allowance to absorb losses in any category.

                                                                    At September 30,
                                                      ----------------------------------------
                                                        1993            1994            1995
                                                        ----            ----            ----
                                                               (Dollars in thousands)
     Loans:
       Real Estate - Mortgage
         Residential  . . . . . . . . . . . . . .     $    249       $     214       $     176
         Commercial   . . . . . . . . . . . . . .           --              58             102
       Real Estate - Construction   . . . . . . .           --              --              16
       Commercial Business  . . . . . . . . . . .           --             276             118
       Consumer   . . . . . . . . . . . . . . . .           95             247              50
                                                      --------       ---------       ---------
         Total Allowance for Loan Losses  . . . .     $    344       $     795       $     462
                                                      ========       =========       =========



         Federal regulations require insured institutions to classify their assets on a regular basis. Under the regulations, assets are subject to evaluation under a classification system that has three categories: (i) Substandard, (ii) Doubtful and (iii) Loss. The regulations also create a Special Mention designation, described as assets which do not currently expose an insured institution to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving management's close attention.

         An asset is classified Substandard if it is determined to involve a distinct possibility that the insured institution could sustain some loss if deficiencies associated with the loan, such as inadequate documentation, are not corrected. An asset is classified as Doubtful if full collection is highly questionable or improbable. An asset is classified as Loss if it is considered uncollectible, even if a partial recovery could be expected in the future. Assets classified as

Substandard or Doubtful require the institution to establish general allowances for loan losses. If an asset or portion thereof is classified Loss, the insured institution must either establish specified allowances for loan losses in the amount of 100 percent of the portion of the asset classified Loss, or charge off such amount.

         At September 30, 1995, Valley Federal had classified $120,000 of assets as Doubtful, $1.5 million as Substandard and $1.5 million on a watch list, based on management's review of Valley Federal's portfolio. In addition, in connection with examinations of insured institutions, regulatory examiners have authority to identify problem assets and, if appropriate, classify them.

RESERVES FOR LOSSES ON LOANS AND REAL ESTATE

         In making loans, Valley Federal recognizes the fact that credit losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a secured loan, the quality of the security for the loan.

         It is management's policy to maintain reserves for estimated losses on loans and real estate acquired. Such reserves are based on, among other things, estimates of the historical loan loss experience, evaluation of economic conditions in general and in various sectors of Valley Federal's customer base, and periodic reviews of loan portfolio quality by Valley Federal personnel. Specific reserves will be provided for individual loans where the ultimate collection is considered questionable by management after reviewing the current status of loans which are contractually past due and considering the net realizable value of the security of the loan or guarantees, if applicable. At September 30, 1995 the balance in the allowance for possible loan losses amounted to $462,000.

INVESTMENT ACTIVITIES

         Interest income and dividends from the deposits and investment securities generally provide the second largest source of income for Valley Federal after interest on loans. At September 30, 1995, Valley Federal's investment securities portfolio totalled $1.5 million and consisted primarily of an FHLB Note, an FHLB bond and a tax free municipal bond. Valley Federal is required under federal regulations to maintain a minimum amount of liquid assets and is also permitted to make certain other securities investments. See "Regulation," below, and "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources." The balance of Valley Federal's investments in short-term securities in excess of regulatory requirements reflects management's response to the significant percentage of deposits with short maturities. It is the intention of management to hold securities with short maturities in Valley Federal's investment portfolio in order to enable Valley Federal to match more closely the interest rate sensitivities of its assets and liabilities. Investment decisions are made by authorized officers of Valley Federal within policies established by the

Board of Directors and approved and reviewed monthly by the Board. The Savings Bank has not engaged in any hedging or high-risk derivative investment activities.

SOURCES OF FUNDS

         GENERAL. Savings accounts and other types of deposits have traditionally been an important source of Valley Federal's funds for use in lending and for other general business purposes. In addition to savings accounts, Valley Federal derives funds from loan repayments, from loan sales and from operations. The availability of funds from loan sales is influenced by general interest rates and other market conditions. Loan repayments are a relatively stable source of funds while deposit inflows and outflows vary and are influenced by prevailing interest rates and money market conditions. Valley Federal does not solicit brokered deposits.

         DEPOSITS. Deposits are attracted principally from within Valley Federal's primary market area, the Colbert, Lauderdale and Franklin County areas of North Alabama. Valley Federal offers a broad selection of deposit instruments including NOW accounts, money market deposit accounts, regular passbook savings accounts, term certificate accounts and retirement savings plans. Deposit account terms vary, the principal differences being the minimum balance required, the time period that the funds must remain on deposit and the interest rate. To date Valley Federal has not obtained any funds through brokered deposits. The deregulation of various federal controls in insured deposits has allowed Valley Federal to be more competitive in obtaining funds and given it more flexibility to meet the threat of net deposit outflows.
While the deregulation of rates payable on deposits has allowed Valley Federal to be competitive in the acquisition and retention of funds, it has also resulted in a more volatile cost of funds.

         Interest rates paid, maturity terms and withdrawal penalties are established by Valley Federal on a periodic basis. Determination of rates and terms are predicated on funds acquisition and liquidity requirements, rates paid by competitors and growth goals.

     The following table sets forth the deposit activities of Valley Federal for the periods indicated.

                                                                 Year Ended September 30,
                                                      ----------------------------------------
                                                         1993            1994            1995
                                                         ----            ----            ----
                                                               (Dollars in thousands)
     Deposits over (under) withdrawals  . . . . .     $(9,327)        $(11,905)        $ 6,283
     Interest credited  . . . . . . . . . . . . .       3,063            1,371           1,598
                                                      -------         --------         -------
     Net increase in savings deposits   . . . . .     $(6,264)        $(10,534)        $ 7,881
                                                      =======         ========         =======

         Savings deposits in Valley Federal as of September 30, 1995 were represented by the various types of deposit programs described below.


 Weighted
Percentage                                                                                        Percentage
 Interest          Minimum                                           Minimum         Balances      of Total
   Rate             Term                   Category                   Amount       in thousands     Savings
- ----------         -------                 --------                  -------       ------------   ----------
  --               None           Noninterest-bearing demand
                                    accounts                        $     100       $    1,280         1.18%
* 2.10%            None           NOW Accounts                            100            4,552         4.19
* 2.75             None           Passbook Statement Accounts              10            8,356         7.69
* 3.24             None           Money Market Accounts                 1,000            1,917         1.76
* 4.44             None           Super NOW and VIP Accounts            2,500           16,012        14.73
* 1.73             None           Club Account                            100               50          .05

                                  Certificates of Deposits
                                  ------------------------
* 5.09             18 months      IRA                                     500            3,888         3.58
* 5.42             3 years        IRA                                     500              602          .55
* 6.41             5 years        IRA                                     500            2,505         2.30
* 5.49             182 days       6-month Money Market                    500            9,916         9.12
* 4.74             18 months      18-month Money Market                   500            1,001          .92
* 6.67             4 years        4 year Money Market                     500               33          .03
* 4.20             32-182 days    32-182 day Variable Rate                500              512          .47
* 5.94             1 year         1 year Fixed Rate                       500           14,937        13.74
* 5.94             2 years        2 year Fixed Rate                       500           14,071        12.94
* 5.16             3 years        3 year Fixed Rate                       500            2,742         2.52
* 5.90             4 years        4 year Fixed Rate                       500           11,833        10.88
* 6.60             5 years        5 year Fixed Rate                       500              748          .69
* 6.11             6 months       6 Month Jumbo                           500            1,027          .94
* 6.71             1 year         1 year Jumbo                         99,000            9,240         8.50
* 4.39             30 months      2-1/2 year Variable Rate                500              299          .28
* 6.74             2 years        Variable Rate                        10,000            3,196         2.94
  ----                                                                              ----------       ------
  5.18
  ====
                                                                                    $  108,717       100.00%
                                                                                    ==========       ======

*     Represents weighted average rate.



         The following paragraphs set forth a description of the more significant types of deposit accounts offered by Valley Federal.

         NOW ACCOUNTS AND SUPER NOW AND VIP ACCOUNTS. Regular NOW accounts, student NOW accounts, senior citizen NOW accounts, and VIP accounts are the types of transaction accounts offered by Valley Federal. Funds may be invested in and withdrawn from NOW accounts which are similar to interest-bearing checking accounts. The NOW accounts pays 2.50% if a minimum balance of $1,000 is maintained throughout the monthly cycle period. Senior citizen and student accounts do not require a minimum balance. Valley Federal has offered and actively marketed NOW accounts since 1981. Valley Federal began offering VIP accounts in 1989.

         Valley Federal's VIP accounts have variable interest rates, and rates are set by management. The interest rate on VIP accounts is determined by account balance. Tier 1-$50,000 or more; tier-2 $10,000 but less than $50,000; tier 3-less than 10,000.

         The NOW account and the VIP account are available only to individuals, non-profit organizations, and governmental units.

         PASSBOOK SAVINGS. The minimum balance required to invest in passbook savings is $10. An interest rate of 2.75% with an APY of 2.78 is paid on this account. Interest is compounded quarterly from date of deposit to date of withdrawal and credited quarterly.

         MONEY MARKET DEPOSIT ACCOUNTS. The main features of Valley Federal's MMDA include the following: (1) $1,000 minimum balance (interest rate drops to NOW account rate if the balance drops below the minimum balance required); (2) no limit on the rate the Bank can pay on the account; (3) six preauthorized or automatic third party transfers (e.g., to cover a monthly loan payment) are permitted, three of which may be in the form of checks; (4) no restrictions on the size and frequency of withdrawals by mail or in person; (5) no restrictions on the size and frequency of withdrawals by mail or in person; (5) no restriction on additional deposits to the accounts; and (6) no minimum maturity or early withdrawal penalty.

         CERTIFICATES OF DEPOSIT. Valley Federal currently offers certificates of deposit with terms ranging from seven days to five years. The minimum opening balance for certificates maturing in 31 days is $2,500. The minimum opening balance for all other certificates have no ceilings, are set weekly by Valley Federal's management with the approval of the President, and are for the fixed term of the certificates. All certificates of deposit carry a penalty for early withdrawal. Interest is compounded at maturity on the 7-31 day certificate, on 91-181 day certificates interest is paid by check or compounded at maturity, interest is compounded at maturity or paid quarterly by check on the 182-364 day certificate. Monthly checks are offered on accounts with a minimum balance of $5,000. The interest may also be transferred to an existing account.

         Interest on all other certificates may be mailed or credited to an existing account quarterly or mailed monthly if the $5,000 minimum balance requirement is met.

         JUMBO CERTIFICATES. Valley Federal offers negotiated rate "Jumbo" certificates for terms of six months and one year in minimum amount of $99,000. Management anticipates that certain of Valley Federal's jumbo certificates are rate-sensitive and might not be renewed upon the expiration of their terms in the event another depository institution were to offer higher interest rates.

         RETIREMENT ACCOUNTS. Valley Federal offers certificates with terms of 18 months, three years and five years. The interest rates are set weekly by management on these accounts. The certificates can be established with a minimum deposit of $100. The penalty is waived when the customer reaches the age of 59 1/2.

         The following table sets forth the time deposits in Valley Federal classified by rates as of the dates indicated:


                                                                    At September 30,
                                                      -----------------------------------------
                                                        1993            1994            1995
                                                        ----            ----            ----
                                                                   (Dollars in thousands)
     Below 4.01%  . . . . . . . . . . . . . . . .     $ 31,261         $ 22,215        $     --
     4.01-6.00%   . . . . . . . . . . . . . . . .       16,318           28,561          56,088
     6.01-8.00%   . . . . . . . . . . . . . . . .       19,287           14,177          20,462
     Above 8.00%  . . . . . . . . . . . . . . . .           --               81              --
                                                      --------         --------        --------
       Total  . . . . . . . . . . . . . . . . . .     $ 66,866         $ 65,034        $ 76,550
                                                      ========         ========        ========


     The following table sets forth the amount and maturities of time deposits at September 30, 1995:

                                                                    Amount Due
                             --------------------------------------------------------------------------------------
                             Less Than                                                           After
Rate                         One Year    1-2 Years    2-3 Years     3-4 Years    4-5 Years      5 Years       Total
- ----                         ---------   ---------    ---------     ---------    ---------      -------       -----
                                                                    (In thousands)
Between 4.01 - 6.00%  . .   $  10,604    $  15,938    $  14,369     $   3,344    $   11,833    $     --     $  56,088
Between 6.01 - 8.00%  . .       9,240        4,914        3,021            --            33       3,254        20,462
                            ---------    ---------    ---------     ---------    ----------    --------     ---------
  Total . . . . . . . . .   $  19,844    $  20,852    $  17,390     $   3,344    $   11,866    $  3,254     $  76,550
                            =========    =========    =========     =========    ==========    ========     =========

         DEPOSIT FLOW. The following table sets forth the change in dollar amount of savings deposits in the various types of savings accounts offered by Valley Federal between the dates indicated.

                                       Balance at                                   Balance at
                                      September 30,      % of       Increase       September 30,      % of        Increase
                                          1993         Deposits     (Decrease)          1994        Deposits     (Decrease)
                                      -------------    --------     ----------     -------------    --------     ----------
                                                                                          (Dollars in thousands)
 Noninterest-bearing
   demand amounts  . . . . . . . .     $  1,193         1.07%        $   654         $  1,593         1.58%       $    400
 NOW checking accounts . . . . . .        6,342         5.69           2,637            4,956         4.91          (1,386)
 Jumbo certificates  . . . . . . .        6,332         5.69            (539)           5,290         5.24          (1,042)
 Super NOW and VIP
   checking accounts . . . . . . .       23,726        21.30          (4,660)          16,912        16.77          (6,814)
 Passbook and regular
   savings . . . . . . . . . . . .       10,774         9.65           1,911           10,034         9.95            (710)
 Money market deposit
   accounts  . . . . . . . . . . .        2,499         2.24             221            2,307         2.29            (192)
 Six month money market
   certificates  . . . . . . . . .       10,770         9.67          (1,435)          10,313        10.23            (457)
 IRA accounts  . . . . . . . . . .        6,544         5.88             249            6,559         6.50              15

 18 month money market
   certificates  . . . . . . . . .        1,434         1.29            (550)           1,216         1.21            (218)
 Remaining 1-8 years fixed term,
   fixed-rate certificate  . . . .          262         0.24             (61)              89         0.09            (173)
 1 to 4 years fixed rate . . . . .       41,075        36.88             810           40,907        40.57            (168)
 Other . . . . . . . . . . . . . .          449         0.40          (5,501)             660         0.66             211
                                       --------       ------         -------         --------       ------        --------
    Total  . . . . . . . . . . . .     $111,370       100.00%        $(6,264)        $100,836       100.00%       $(10,534)
                                       ========       ======         =======         ========       =======       ========


                                       Balance at
                                      September 30,      % of        Increase
                                          1995         Deposits     (Decrease)
                                      -------------    --------     ----------
 Noninterest-bearing
   demand amounts  . . . . . . . .     $  1,280         1.18%        $ (313)
 NOW checking accounts . . . . . .        4,602         4.24           (354)
 Jumbo certificates  . . . . . . .       10,267         9.44          4,977
 Super NOW and VIP
   checking accounts . . . . . . .       16,012        14.73           (900)
 Passbook and regular
   savings . . . . . . . . . . . .        8,356         7.69         (1,678)
 Money market deposit
   accounts  . . . . . . . . . . .        1,917         1.76           (390)
 Six month money market
   certificates  . . . . . . . . .        9,916         9.12           (397)
 IRA accounts  . . . . . . . . . .        6,995         6.43            436
 18 month money market
   certificates  . . . . . . . . .        1,001         0.92           (215)
 Remaining 1-8 years fixed term,
   fixed-rate certificate  . . . .          --           --             (89)
 1 to 4 years fixed rate . . . . .       47,826        43.99          6,919
 Other . . . . . . . . . . . . . .          545         0.50           (115)
                                       --------       ------         ------
    Total  . . . . . . . . . . . .     $108,717       100.00%        $7,881
                                       ========       ======         ======



         In the unlikely event of liquidation of Valley Federal, savings account holders will be entitled to full payment of their savings accounts prior to any payment being made to the holders of capital stock. Substantially all of Valley Federal's savings account holders are residents of the State of Alabama.

         BORROWINGS. Savings deposits are the primary source of funds of Valley Federal's lending and investment activities and for its general business purposes. Valley Federal, if the need arises, may rely on advances from the FHLB of Atlanta to supplement its supply of lendable funds and to meet deposit withdrawal requirements. The FHLB has served as Valley Federal's primary borrowing source. Advances from the FHLB are typically secured by Valley Federal's stock in the FHLB and a portion of Valley Federal's first mortgage loans. At September 30, 1995 Valley Federal had $6.0 million of FHLB advances outstanding. See Note 9 of Notes to Consolidated Financial Statements.

         The FHLB of Atlanta functions as a central reserve bank providing credit for thrift institutions. As a member, Valley Federal is required to own capital stock in the FHLB and is authorized to apply for advances on the security of such stock and certain of its home mortgages and other assets (principally, securities which are obligations of, or guaranteed by, the United States) provided certain standards related to creditworthiness have been met. Advances are made pursuant to several different programs. Each credit program has its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of Valley Federal's net worth or on the FHLB's assessment of the Valley Federal's creditworthiness.

         Valley Federal has also borrowed using reverse repurchase agreements in which the borrowing is secured by underlying securities. These borrowings generally have terms of seven to 21 days. At September 30, 1995, there were no securities sold under agreements to repurchase outstanding.

         Valley Federal occasionally borrows funds from other lenders in the Savings Bank's market area. These borrowings typically have terms of 12 months and adjustable interest rates. At September 30, 1995, Valley Federal had no borrowings from local commercial banks.

         The following table sets forth certain information regarding short-term borrowings by Valley Federal at the dates and during the periods indicated:

                                                                 Year Ended September 30,
                                                      -----------------------------------------
                                                         1993           1994            1995
                                                         ----           ----            ----
                                                                   (Dollars in thousands)
Maximum amount of borrowings outstanding
  at any month end:
  Federal Home Loan Bank advances . . . . . . . .     $   4,000       $ 10,000        $  14,000


                                                                 Year Ended September 30,
                                                      -----------------------------------------
                                                         1993           1994            1995
                                                         ----           ----            ----
                                                                   (Dollars in thousands)
Approximate average short-term borrowings
 outstanding with respect to:(1)
  Federal Home Loan Bank advances . . . . . . . .     $   2,587       $  4,573        $   8,754

Approximate weighted average rate paid
 on: (1)
  Federal Home Loan Bank advances . . . . . . . .          3.32%          4.42%            6.48%

- --------------------
(1) The average amount of short-term borrowings outstanding during each year is computed on a daily basis and the appropriate weighted average interest rate paid during each year is computed by dividing interest expense on the related borrowings by the average amount outstanding during the year.



SUBSIDIARY ACTIVITY

         Valley Federal has one wholly-owned subsidiary, Valley Service Corporation of Alabama. The service corporation has not been active except for serving as an investor in Savings and Loan Data Corporation stock which is held by it in connection with data processing services provided to its parent corporation. As of September 30, 1995, the net book value of the Savings Bank's investment in stock, unsecured loans, and conforming loans in its service corporation was approximately $16,000.

COMPETITION

         Valley Federal experiences substantial competition, both in attracting and retaining savings deposits and in the making of mortgage and other loans. Direct competition for savings deposits comes from other savings institutions, commercial banks, and credit unions located in northwest Alabama. Additional competition for savings deposits comes from money market mutual funds and corporate and government debt securities.

         The primary factors in competing for loans are interest rates and loan origination fees and the range of services offered by various financial institutions. Competition for origination of real estate loans normally comes from other savings and loan associations, commercial banks, mortgage bankers, mortgage brokers and insurance companies.

         Valley Federal considers northwest Alabama its primary market area, specifically, Colbert, Lauderdale and Franklin Counties. Valley Federal has its home office and three branch offices in four separate cities in Colbert County. Valley Federal is able to compete effectively in its primary market areas by offering an array of savings and loan products and services.

         As of September 30, 1995, there were nine banks in Colbert County and 10 banks in Lauderdale County with 36 total branch offices. Several credit unions also have offices in Valley Federal's market area. Valley Federal is the only savings bank headquartered in Colbert County.

PERSONNEL

         As of September 30, 1995, Valley Federal had 44 full-time employees and eight part-time employees. The employees are not represented by a collective bargaining unit. Valley Federal believes its relationship with its employees to be good.

REGULATION

         GENERAL. As a federal savings institution, Valley Federal is subject to extensive regulation by the OTS. The lending activities and other investments of Valley Federal must comply with various federal regulatory requirements. OTS will periodically examine Valley Federal for compliance with various regulatory requirements. The FDIC also has the authority to conduct special examinations of SAIF members. Valley Federal must file reports with OTS describing its activities and financial condition. Valley Federal is also subject to certain reserve requirements promulgated by the Federal Reserve. This supervision and regulation is intended primarily for the protection of depositors. Certain of these regulatory requirements are referred to below or appear elsewhere herein.

         FEDERAL HOME LOAN BANK SYSTEM. Valley Federal continues to be a member of the FHLB System, which consists of 12 regional FHLBs subject to supervision and regulation by the Federal Housing Finance Board ("FHFB"). The Federal Home Loan Banks provide a central credit facility primarily for member institutions. As a member of the FHLB of Atlanta, Valley Federal is required to acquire and hold shares of capital stock in the FHLB of Atlanta in an amount at least equal to 1% of the aggregate unpaid principal of its home mortgage loans, home purchase contracts, and similar obligations at the beginning of each year, or 1/20 of its advances (borrowings) from the FHLB of Atlanta, whichever is greater. Valley Federal was in compliance with this requirement with investment in FHLB of Atlanta stock at September 30, 1995, of $767,800.

         The FHLB of Atlanta serves as a reserve or central bank for its member institutions within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes advances to members in accordance with policies and procedures established by the FHFB and the Board of Directors of the FHLB of Atlanta. Under FIRREA, long-term advances may only be made for the purpose of providing funds for residential housing finance. As of September 30, 1995, Valley Federal had $6.0 million of advances from the FHLB of Atlanta. See "-Sources of Funds - Borrowings."

         LIQUIDITY REQUIREMENTS. Valley Federal is required under OTS regulation to maintain average daily balances of liquid assets (cash, certain time deposits, bankers' acceptances, highly rated corporate debt and commercial paper, securities of certain mutual funds, mortgage loans and mortgage-related securities with less than one year to maturity or subject to purchase within one year and specified U.S. government, state or federal agency obligations) equal to the monthly average of not less than a specified percentage (currently 5%) of its net withdrawable savings deposits plus short-term borrowings. Savings institutions also are required to maintain average daily balances of short-term liquid assets at a specified percentage (currently 1%) of the total of their net withdrawable savings accounts and borrowings payable in one year or less. Monetary penalties may be imposed for failure to meet liquidity requirements. The average daily and short-term liquidity ratios of Valley Federal at September 30, 1995 were 8.49% and 2.73%, respectively.

         QUALIFIED THRIFT LENDER TEST. Savings institutions are required to meet a Qualified Thrift Lender test. A savings institution that does not meet the Qualified Thrift Lender test must either convert to a bank charter or comply with the following restrictions on its operations: (i) the institution may not engage in any new activity or make any new investment, directly or indirectly, unless such activity or investment is permissible for a national bank; (ii) the branching powers of the institution shall be restricted to those of a national bank; (iii) the institution shall not be eligible to obtain any advances from its FHLB; and (iv) payment of dividends by the institution shall be subject to the rules regarding payment of dividends by a national bank.
Upon the expiration of three years from the date the institution ceases to be a Qualified Thrift Lender, it must cease any activity and not retain any investment not permissible for a national bank and immediately repay any outstanding FHLB advances (subject to safety and soundness considerations).

         To meet the Qualified Thrift Lender test, an institution's "Qualified
Thrift Investments" must total at least 65% of "portfolio assets."   Portfolio
assets are defined as total assets less intangibles, property used by a savings institution in its business and liquidity investments in an amount not exceeding 20% of assets. Qualified Thrift Investments consist of (i) loans, equity positions or securities related to domestic, residential real estate or manufactured housing, (ii) 50% of the dollar amount of residential mortgage loans subject to sale under certain conditions, and (iii) stock in an FHLB or the FHLMC. In addition, subject to a 20% of portfolio assets limit, savings institutions are able to treat as Qualified Thrift Investments 200% of their investments in loans to finance "starter homes" and loans for construction, development or improvement of housing and community service facilities or for financing small businesses in "credit-needy" areas. In order to maintain Qualified Thrift Lender status, the savings institution must maintain a weekly average percentage of Qualified Thrift Investments to portfolio assets equal to 65% on a monthly average basis in nine out of 12 months. A savings institution that fails to maintain Qualified Thrift Lender status is permitted to requalify once, and if it fails the Qualified Thrift Lender test a second time, it will become immediately subject to all penalties as if all time limits on such penalties had expired.

         At September 30, 1995, approximately 77.8% of Valley Federal's assets were invested in Qualified Thrift Investments, which is in excess of the percentage required to qualify the Savings Bank as a Qualified Thrift Lender.

         REGULATORY CAPITAL REQUIREMENTS. Under OTS capital standards, savings institutions must maintain "tangible" capital equal to at least 1.5% of adjusted total assets, "core" capital equal to at least 3% of adjusted total assets and "total" capital (a combination of core and "supplementary" capital) equal to at least 8% of "risk-weighted" assets. In addition, the OTS has recently adopted regulations which impose certain restrictions on institutions that have a ratio of total regulatory capital to risk-weighted assets that is less than 8.0%, a ratio of Tier 1 capital to risk-weighted assets of less than 4.0% or a ratio of Tier 1 capital to adjusted total assets of less than 4.0% (or 3.0% if the institution is rated Composite 1 under the OTS examination rating system). For purposes of these regulations, Tier 1 capital has the same definition as core capital. See "--Prompt Corrective Regulatory Action." Core capital is defined as common stockholders' equity (including retained earnings), noncumulative perpetual preferred stock and related surplus, minority interests in the equity accounts of fully consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits and "qualifying supervisory goodwill." Core capital is generally reduced by the amount of an institution's intangible assets for which no market exists. Limited exceptions to the deduction of intangible assets are provided for purchased mortgage servicing rights, purchased credit card relationships and qualifying supervisory goodwill held by an eligible institution. Tangible capital is given the same definition as core capital but does not include an exception for qualifying supervisory goodwill and is reduced by the amount of all the savings institution's intangible assets with only a limited exception for purchased mortgage servicing rights and purchased credit card relationships.

         Adjusted total assets are a savings institution's total assets as determined under generally accepted accounting principles, adjusted for certain goodwill amounts, and increased by a pro rated portion of the assets of subsidiaries in which the institution holds a minority interest and which are not engaged in activities for which the capital rules require the institution to net its debt and equity investments against capital, as well as a pro rated portion of the assets of other subsidiaries for which netting is not fully required under phase-in rules. Adjusted total assets are reduced by the amount of assets that have been deducted from capital, the portion of the institution's investments in subsidiaries that must be netted against capital under the capital rules and, for purposes of the core capital requirement, qualifying supervisory goodwill. At September 30, 1995, Valley Federal's adjusted total assets for purposes of the core and tangible capital requirements were $125.9 million.

         In determining compliance with the risk-based capital requirement, a savings institution is allowed to use both core capital and supplementary capital provided the amount of supplementary capital used does not exceed the institution's core capital. Supplementary capital is defined to include certain preferred stock issues, nonwithdrawable accounts and pledged deposits that do not qualify as core capital, certain approved subordinated debt, certain other capital instruments and a portion of the institution's general loss allowances. Total core and supplementary capital are reduced by the amount of capital instruments held by other depository institutions pursuant to reciprocal arrangements and, since July 1, 1990, by an increasing percentage of the institution's high loan-to-value ratio land loans, non-residential construction loans and equity investments other than those deducted from core and tangible capital. As of June 30, 1995, the Savings Bank had no high ratio land or non-residential construction loans and no equity investments for which OTS regulations require a phased deduction from total capital.

         The risk-based capital requirement is measured against risk-weighted assets which equal the sum of each asset and the credit-equivalent amount of each off-balance sheet item after being multiplied by an assigned risk weight. Under the OTS risk-weighting system, one- to four-family first mortgages not more than 90 days past due with original loan-to-value ratios under 80% are assigned a risk weight of 50%. Consumer and residential construction loans are assigned a risk weight of 100%. Mortgage-backed securities issued, or fully guaranteed as to principal and interest, by the FNMA or FHLMC are assigned a 20% risk weight. Cash and U.S. Government securities backed by the full faith and credit of the U.S. Government are given a 0% risk weight. As of September 30, 1995, Valley Federal's risk-weighted assets were approximately $72.0 million.

         The table below presents Valley Federal's historical capital position relative to its various regulatory capital requirements at September 30, 1995.

                                                             At September 30, 1995
                                                       --------------------------------
                                                                             Percent of
                                                         Amount              Assets (1)
                                                         ------              ----------
                                                             (Dollars in thousands)
          Tangible Capital  . . . . . . . . . . . .    $     9,833              7.81%
          Tangible Capital Requirement  . . . . . .          1,888              1.50
                                                       -----------             -----
            Excess  . . . . . . . . . . . . . . . .    $     7,945              6.31%
                                                       ===========             =====

          Core Capital  . . . . . . . . . . . . . .    $     9,833              7.81%
          Core Capital Requirement  . . . . . . . .          3,777              3.00
                                                       -----------             -----
            Excess (2)  . . . . . . . . . . . . . .    $     6,056              4.81%
                                                       ===========             =====

          Total Capital (i.e., Core and
            Supplementary Capital)  . . . . . . . .    $    10,213             14.18%
          Risk-Based Capital Requirement  . . . . .          5,761              8.00
                                                       -----------             -----
            Excess  . . . . . . . . . . . . . . . .    $     4,452              6.18%
                                                       ===========             =====

- ------------------
(1) Based upon adjusted total assets for purposes of the tangible capital and core capital requirements, and risk-weighted assets for purposes of the risk-based capital requirements.
(2) Reflects the current core capital requirement of 3.00%. On the basis of the proposed increase in the core capital requirement to between 4.00% and 5.00%, Valley Federal's excess core capital would be between $4,797 and $3,538, respectively.

         The capital standards applicable to savings institutions must be no less stringent than those applicable to national banks. Effective December 31, 1990, the Office of the Comptroller of the Currency ("OCC") adopted regulations implementing more stringent core capital requirements for national banks. The OCC regulations establish a minimum core capital ratio of 3% for the most highly rated banks, with at least an additional 100 to 200 basis point "cushion" amount of additional capital required on a case-by-case basis, considering the quality of risk management systems and the overall risk in individual banks. The OTS has proposed an amendment to its capital regulations which would establish a minimum core capital ratio of 3.00% for savings institutions rated composite 1 under the OTS rating system. For all other savings institutions, the minimum core capital ratio would be 3.00% plus at least an additional 100 to 200 basis points. In determining the amount of additional core capital, the OTS would assess both the quality of risk management systems and the level of overall risk in each individual savings institution through the supervisory process on a case-by-case basis.

         The OTS has adopted an amendment to its risk-based capital requirements that will require, following an indefinite delay of its effectiveness, savings institutions with more than a "normal" level of interest rate risk to maintain additional total capital. A savings institution's interest rate risk will be measured in terms of the sensitivity of its "net portfolio value" to changes in interest rates. Net portfolio value is defined, generally, as the present value of expected cash inflows from existing assets and off-balance sheet contracts less the present value of expected cash outflows from existing liabilities. A savings institution will be considered to have a "normal" level of interest rate risk exposure if the decline in its net portfolio value after an immediate 200 basis point increase or decrease in market interest rates (whichever results in the greater decline) is less than two percent of the current estimated economic value of its assets. A savings institution with a greater than normal interest rate risk will be required to deduct from total capital, for purposes of calculating its risk-based capital requirement, an amount (the "interest rate risk component") equal to one-half the difference between the institution's measured interest rate risk and the normal level of interest rate risk, multiplied by the economic value of its total assets.

         The OTS will calculate the sensitivity of a savings institution's net portfolio value based on data submitted by the institution in a schedule to its quarterly Thrift Financial Report and using the interest rate risk measurement model adopted by the OTS. The amount of the interest rate risk component, if any, to be deducted from a savings institution's total capital will be based on the institution's Thrift Financial Report filed two quarters earlier. Savings institutions with less than $300 million in assets and a risk-based capital ratio above 12% are generally exempt from filing the interest rate risk schedule with their Thrift Financial Reports. However, the OTS will require any exempt savings institution that it determines may have a high level of interest rate risk exposure to file such schedule on a quarterly basis. Valley Federal has not determined whether, on the basis of current financial data, it would be deemed to have more than normal level of interest rate risk under the new rule.

         The Director of OTS is authorized to establish the minimum level of capital for a savings institution at such amount or at such ratio of capital-to-assets as the Director determines to be necessary or appropriate for such institution in light of the particular circumstances of the institution. The Director of OTS may treat the failure of any savings institution to maintain capital at or above such level as an unsafe or unsound practice and may issue a directive requiring any savings institution which fails to maintain capital at or above the minimum level required by the Director to submit and adhere to a plan for increasing capital. Such an order may be enforced in the same manner as a cease and desist order.

         DEPOSIT INSURANCE. Valley Federal is required to pay assessments based on a percent of its insured deposits to the FDIC for insurance of its deposits by the SAIF. Under the Federal

Deposit Insurance Act, the FDIC is required to set semi-annual assessments for SAIF-insured institutions to maintain the designated reserve ratio of the SAIF at 1.25% of estimated insured deposits or at a higher percentage of estimated insured deposits that the FDIC determines to be justified for that year by circumstances raising a significant risk of substantial future losses to the SAIF.

         The FDIC has adopted a risk-based deposit insurance premium assessment system. Under this system, the assessment rate for an insured depository institution will depend on the assessment risk classification assigned to the institution by the FDIC which will be determined by the institution's capital level and supervisory evaluations. Based on the data reported to regulators for the date closest to the last day of the seventh month preceding the semi-annual assessment period, institutions are assigned to one of three capital groups -- well capitalized, adequately capitalized or undercapitalized
- -- using the same percentage criteria as under the prompt corrective action regulations. See "-- Prompt Corrective Regulatory Action." Within each capital group, institutions are assigned to one of three subgroups on the basis of supervisory evaluations by the institution's primary supervisory authority and such other information as the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance fund. Subgroup A will consist of financially sound institutions with only a few minor weaknesses. Subgroup B consists of institutions that demonstrate weaknesses which, if not corrected, could result in significant deterioration of the institution and increased risk of loss to the deposit insurance fund. Subgroup C consists of institutions that pose a substantial probability of loss to the deposit insurance fund unless effective corrective action is taken. The FDIC establishes separate assessment rates for depository institutions insured by the BIF and the SAIF. For SAIF-insured institutions such as Valley Federal, the assessment rate currently ranges from 0.23% of deposits for well capitalized institutions in Subgroup A to 0.31% of deposits for undercapitalized institutions in Subgroup C.

         On August 8, 1995, the FDIC approved a significant reduction in the deposit insurance premiums charged to those depository institutions that are insured by the BIF. This schedule established assessment rates ranging from 0.04% for well capitalized institutions in Subgroup A to 0.31% for undercapitalized institutions in Subgroup C. On November 14, 1995, the BIF assessment rate schedule was further revised to a statutory minimum of $2,000 annually for well capitalized institutions in Subgroup A to 0.27% of deposits for undercapitalized institutions in Subgroup C. These revisions to the BIF assessment rate schedule created a significant disparity between the deposit insurance premiums paid by BIF members and deposit insurance premiums paid by SAIF members. As part of the Balanced Budget Act, Congress proposed to authorize the FDIC to assess a one-time fee on institutions with deposits insured by the SAIF in order to increase the SAIF's reserve ratio to the 1.25% of aggregate insured deposits required by the FDIA. Although the Balanced Budget Act was subsequently vetoed by the President and did not become law, there is a significant possibility that some form of a SAIF recapitalization could be included in future legislation. The amount of any such one time assessment would be determined by the FDIC based on the amount of reserves in the SAIF, the amount of insured deposits and such other factors as the FDIC deems appropriate. Under the Balanced Budget Act, the amount of the one time assessment would have been based on deposits at March 31, 1995 and was expected to range from 0.85%-0.90% of insured deposits. This assessment would have been payable during the first quarter of 1996. Based on its deposits at September 30, 1995, the proposed one-time assessment would have been approximately $555,000 after taxes (assuming a 0.90% assessment rate), which at September 30, 1995 would have reduced tangible and core capital ratios to 7.37% from 7.81%, and reduced risk based capital ratio to 13.41% from 14.18%. However, if such a special assessment is imposed and the SAIF is recapitalized, it could have the effect of reducing the Savings Bank's deposit insurance premiums in future periods, thereby establishing competitive equality between BIF and SAIF insured financial institutions.

         SAIF members generally are prohibited from converting to the status of members of the BIF administered by the FDIC or merging with or transferring assets to a BIF member before the date on which the SAIF first meets or exceeds the designated reserve ratio. The FDIC, however, may approve such a transaction in the case of a SAIF member in default or if the transaction involves an insubstantial portion of the deposits of each participant. In addition, mergers, transfers of assets and assumptions of liabilities may be approved by the appropriate bank regulator so long as deposit insurance premiums continue to be paid to the SAIF for deposits attributable to the SAIF members plus an adjustment for the annual rate of growth of deposits in the surviving bank without regard to subsequent acquisitions. An institution may adopt a commercial bank or savings bank charter if the resulting bank remains an SAIF member.

         The FDIC has adopted a regulation which provides that any insured depository institution with a ratio of Tier 1 capital to total assets of less than 2% will be deemed to be operating in an unsafe or unsound condition, which would constitute grounds for the initiation of termination of deposit insurance proceedings. The FDIC, however, would not initiate termination of insurance proceedings if the depository institution has entered into and is in compliance with a written agreement with its primary regulator, and the FDIC is a party to the agreement, to increase its Tier 1 capital to such level as the FDIC deems appropriate. Tier 1 capital is defined as the sum of common stockholders' equity, noncumulative perpetual preferred stock (including any related surplus) and minority interests in consolidated subsidiaries, minus all intangible assets other than mortgage servicing rights and qualifying supervisory goodwill eligible for inclusion in core capital under OTS regulations and minus identified losses and investments in certain securities subsidiaries. Insured depository institutions with Tier 1 capital equal to or greater than 2% of total assets may also be deemed to be operating in an unsafe or unsound condition notwithstanding such capital level. The regulation further provides that in considering applications that must be submitted to it by savings institutions, the FDIC will take into account whether the institution is meeting with the Tier 1 capital requirement for state non-member banks of 4% of total assets for all but the most highly rated state non-member banks.

         TRANSACTIONS WITH RELATED PARTIES. Transactions between savings institutions and any affiliate are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a savings institution is any company or entity which controls, is controlled by or is under common control with the savings institution. In a holding company context, the parent holding company of a savings institution and any companies which are controlled by such parent holding company are affiliates of the savings institution. Generally, Sections 23A and 23B (i) limit the extent to which the savings institution or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such institution's capital stock and surplus, and contain an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus and (ii) require that all such transactions be on terms substantially the same, or at least as favorable, to the institution or subsidiary as those provided to a non-affiliate. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and similar other types of transactions. In addition to the restrictions imposed by Sections 23A and 23B, no savings institution may (i) loan or otherwise extend credit to an affiliate, except for any affiliate which engages only in activities which are permissible for bank holding companies, or
(ii) purchase or invest in any stocks, bonds, debentures, notes or similar obligations of any affiliate, except for affiliates which are subsidiaries of the savings institution.

         Further, savings institutions are subject to the restrictions contained in Section 22(h) of the Federal Reserve Act and the Federal Reserve Board's Regulation O thereunder on loans to executive officers, directors and principal stockholders. Under Section 22(h), loans to a director, executive officer and to a greater than 10% stockholder of a savings institution and certain affiliated interests of such persons, may not exceed, together with all other outstanding loans to such person and affiliated interests, the institution's loans-to-one-borrower limit (generally equal to 15% of the institution's unimpaired capital and surplus). Section 22(h) also prohibits the making of loans above amounts prescribed by the appropriate federal banking agency, to directors, executive officers and greater than 10% stockholders of a savings institution, and their respective affiliates, unless such loan is approved in advance by a majority of the board of directors of the institution with any "interested" director not participating in the voting. Regulation O prescribes the loan amount (which includes all other outstanding loans to such person) as to which such prior board of director approval is required as being the greater of $25,000 or 5% of capital and surplus (up to $500,000). Further,
Section 22(h) requires that loans to directors, executive officers and principal stockholders be made on terms substantially the same as offered in comparable transactions to other persons. Section 22(h) also generally prohibits a depository institution from paying the overdrafts of any of its executive officers or directors.

         Savings institutions are also subject to the requirements and restrictions of Section 22(g) of the Federal Reserve Act and Regulation O on loans to executive officers and the restrictions of 12 U.S.C. Section 1972 on certain tying arrangements and extensions of credit by correspondent banks.
Section 22(g) of the Federal Reserve Act requires approval by the board of directors of a depository institution for extension of credit to executive officers of the institution, and imposes reporting requirements for and additional restrictions on the type, amount and terms of credits to such officers. Section 1972 (i) prohibits a depository institution from extending credit to or offering any other services, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or certain of its affiliates or not obtain services of a competitor of the institution, subject to certain exceptions, and (ii) prohibits extensions of credit to executive officers, directors, and greater than 10% stockholders of a depository institution by any other institution which has a correspondent banking relationship with the institution, unless such extension of credit is on substantially the same terms as those prevailing at the time for comparable transactions with other persons and does not involve more than the normal risk of repayment or present other unfavorable features.

         FEDERAL RESERVE SYSTEM. Pursuant to regulations of Federal Reserve, a thrift institution must maintain average daily reserves equal to 3% on the first $52.0 million of transaction accounts, plus 12% on the remainder. This percentage is subject to adjustment by the Federal Reserve Board. Because required reserves must be maintained in the form of vault cash or in a non-interest bearing account at a Federal Reserve Bank, the effect of the reserve requirement is to reduce the amount of the institution's interest-earning assets. As of September 30, 1995, Valley Federal met its reserve requirements.

         DIVIDEND RESTRICTIONS. Under OTS regulations, Valley Federal is not permitted to pay dividends on its capital stock if its regulatory capital would thereby be reduced below the remaining balance of the liquidation account established at the time of the Savings Bank's conversion from mutual to stock form for the benefit of certain depositors. In addition, the Savings Bank is required by OTS regulations to give the OTS 30 days' prior notice of any proposed declaration of dividends to its stockholders.

         OTS regulations impose additional limitations on the payment of dividends and other capital distributions (including stock repurchases and cash mergers) by the Savings Bank. Under these regulations, an institution that, immediately prior to, and on a pro forma basis after giving effect to, a proposed capital distribution, has total capital (as defined by OTS regulation) that is equal to or greater than the amount of its fully phased-in capital requirements (a "Tier 1 Association") is generally permitted, after notice, to make capital distributions during a calendar year in the amount equal to the greater of: (a) 75% of its net income for the previous four quarters; or (b) 100% of its net income to date during the calendar year plus an amount that would reduce by one-half the amount by which its ratio of total capital to assets exceeded its fully phased-in risk-based capital ratio requirement at the beginning of the calendar year. An institution with total capital in excess of current minimum capital ratio requirements but not in excess of the fully phased-in requirements (a "Tier 2 Association") is permitted, after notice, to make capital distributions without OTS approval of up to 75% of its net income for the previous four quarters, less dividends already paid for such period.
An institution that fails to meet current minimum capital requirements (a "Tier 3 Association") is prohibited from making any capital distributions without the prior approval of the OTS. A Tier 1 Association that has been notified by the OTS that its is in need of more than normal supervision will be treated as either a Tier 2 or Tier 3 Association. Valley Federal is a Tier 1 Association. Despite the above authority, the OTS may prohibit any institution from making a capital distribution that would otherwise be permitted by the regulation, if the OTS were to determine that the distribution constituted an unsafe or unsound practice.

         Under the OTS prompt corrective action regulations, Valley Federal would be prohibited from making any capital distributions if, after making the distribution, it would have: (i) a total risk-based capital ratio of less than 8.0%; (ii) a Tier 1 risk-based capital ratio of less than 4.0%; or (iii) a leverage ratio of less than 4.0%. See "--Prompt Corrective Regulatory Action."

         In addition to the foregoing, earnings of Valley Federal appropriated to bad debt reserves and deducted for federal income tax purposes are not available for payment of cash dividends or other distributions to the Valley Federal's stockholders without payment of taxes at the then current tax rate on the amount of earnings removed from the reserves for such distributions. See "--Federal and State Taxation--Federal Taxation." Valley Federal intends to make full use of this favorable tax treatment afforded to Valley Federal, and Valley Federal and does not contemplate use of any earnings of Valley Federal in a manner which would limit Valley Federal's bad debt deduction or create federal tax liabilities.

         PROMPT CORRECTIVE REGULATORY ACTION. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), the federal banking regulators are required to take prompt corrective action if an institution fails to satisfy certain minimum capital requirements, including a leverage limit, a risk-based capital requirement, and any other measure deemed appropriate by the federal banking regulators for measuring the capital adequacy of an insured depository institution. All institutions, regardless of their capital levels, are restricted from making any capital distribution or paying any management fees that would cause the institution to become undercapitalized. An institution that fails to meet the minimum level for any relevant capital measure (an "undercapitalized institution") generally is: (i) subject to increased monitoring by the appropriate federal banking regulator;
(ii) required to submit an acceptable capital restoration plan within 45 days;
(iii) subject to asset growth limits; and (iv) required to obtain prior regulatory approval for acquisitions, branching and new lines of businesses. The capital restoration plan must include a guarantee by the institution's holding company that the institution will comply with the plan until it has been adequately capitalized on average for four consecutive quarters, under which the holding company would be liable up to the lesser of 5% of the institution's total assets or the amount necessary to bring the institution into capital compliance as of the date it failed to comply with its capital restoration plan. A significantly undercapitalized institution, as well as any undercapitalized institution that does not submit an acceptable capital restoration plan, may be subject to regulatory demands for recapitalization, broader application of restrictions on transactions with affiliates, limitations on interest rates paid on deposits, asset growth and other activities, possible replacement of directors and officers, and restrictions on capital distributions by any bank holding company controlling the institution. Any company controlling the institution may also be required to divest the institution or the institution could be required to divest subsidiaries. The senior executive officers of a significantly undercapitalized institution may not receive bonuses or increases in compensation without prior approval and the institution is prohibited from making payments of principal or interest on its subordinated debt, with certain exceptions. If an institution's ratio of tangible capital to total assets falls below the "critical capital level" established by the appropriate federal banking regulator, the institution is subject to conservatorship or receivership within 90 days unless periodic determinations are made that forbearance from such action would better protect the deposit insurance fund. Unless appropriate findings and certifications are made by the appropriate federal bank regulatory agencies, a critically undercapitalized institution must be placed in receivership if it remains critically undercapitalized on average during the calendar quarter beginning 270 days after the date it became critically undercapitalized.

         Under the OTS regulation, implementing the prompt corrective action provisions of FDICIA, the OTS measures an institution's capital adequacy on the basis of its total risk-based capital ratio (the ratio of its total capital to risk-weighted assets), Tier 1 risk-based capital ratio (the ratio of its core capital to risk-weighted assets) and leverage ratio (the ratio of its core
capital to adjusted total assets).   An institution that is not subject to an
order or written directive to meet or maintain a specific capital level is deemed "well capitalized" if it also has: (i) a total risk-based capital ratio of 10% or greater; (ii) a Tier 1 risk-based capital ratio of 6.0% or greater; and (iii) a leverage ratio of 5.0% or greater. An "adequately capitalized" savings institution is an institution that does not meet the definition of well capitalized and has: (i) a total risk-based capital ratio of 8.0% or greater;
(ii) a Tier 1 capital risk-based ratio of 4.0% or greater; and (iii) a leverage ratio of 4.0% or greater (or 3.0% or greater if the savings institution has a composite 1 CAMEL rating). An "undercapitalized institution" is an institution that has (i) a total risk-based capital ratio less than 8.0%; or (ii) a Tier 1 risk-based capital ratio of less than 4.0%; or (iii) a leverage ratio of less than 4.0% (or 3.0% if the institution has a composite 1 CAMEL rating). A "significantly undercapitalized" institution is defined as an institution that has: (i) a total risk-based capital ratio of less than 6.0%; or (ii) a Tier 1 risk-based capital ratio of less than 3.0%; or (iii) a leverage ratio of less than 3.0%. A "critically undercapitalized" savings institution is defined as an institution that has a ratio of core capital to total assets of less than 2.0%. The OTS may reclassify a well capitalized savings institution as adequately capitalized and may require an adequately capitalized or undercapitalized institution to comply with the supervisory actions applicable to institutions in the next lower capital category if the OTS determines, after notice and an opportunity for a hearing, that the savings institution is in an unsafe or unsound condition or that the institution has received and not corrected a less-than-satisfactory rating for any CAMEL rating category.

         STANDARDS FOR SAFETY AND SOUNDNESS. Under FDICIA, as amended by the Riegle Community Development and Regulatory Improvement Act of 1994 (the "CDRI Act"), each federal banking agency is required to establish safety and soundness standards for institutions under its authority. On July 10, 1995, the federal banking agencies, including the OTS, released Interagency Guidelines Establishing Standards for Safety and Soundness and published a final rule establishing deadlines for submission and review of safety and soundness compliance plans. The final rule and the guidelines went into effect on August 9, 1995. The guidelines require savings institutions to maintain internal controls and information systems and internal audit systems that are appropriate for the size, nature and scope of the institution's business. The guidelines also establish certain basic standards for loan documentation, credit underwriting, interest rate risk exposure, and asset growth. The guidelines further provide that savings institutions should maintain safeguards to prevent the payment of compensation, fees and benefits that are excessive or that could lead to material financial loss, and should take into account factors such as comparable compensation practices at comparable institutions. If the OTS determines that a savings institution is not in compliance with the safety and soundness guidelines, it may require the institution to submit an acceptable plan to achieve compliance with the guidelines. A savings institution must submit an acceptable compliance plan to the OTS within 30 days of receipt of a request for such a plan. Failure to submit or implement a compliance plan may subject the institution to regulatory sanctions.

         Additionally under FDICIA, as amended by the CDRI Act, the federal banking agencies are required to establish standards relating to the asset quality and earnings that the agencies determine to be appropriate. On July 10, 1995, the federal banking agencies, including the OTS, issued proposed guidelines relating to asset quality and earnings. Under the proposed guidelines, a savings institution should maintain systems, commensurate with its size and the nature and scope of its operations, to identify problem assets and prevent deterioration in those assets as well as to evaluate and monitor earnings and ensure that earnings are sufficient to maintain adequate capital and reserves.

FEDERAL AND STATE TAXATION

         FEDERAL TAXATION. Thrift institutions such as Valley Federal are subject to the provisions of the Internal Revenue Code of 1986 (the "Code") in the same general manner as other corporations. However, by meeting certain definitional tests and other conditions prescribed by the Code, thrift institutions may benefit from special deductions for annual additions to tax bad debt reserves with respect to loans. For purposes of the bad debt reserve deduction, loans are separated into "qualifying real property loans," which generally are loans secured by interests in improved real property, and "nonqualifying loans," which are all other loans. The bad debt reserve deduction with respect to nonqualifying loans must be based on actual loss experience. The bad debt reserve deduction with respect to qualifying real property loans may be based upon actual loss experience (the "experience method") or a percentage of taxable income determined without regard to such deduction (the "percentage of taxable income method"). The Tax Reform Act of 1986 (the "1986 Act") eliminated a third method of computation, the percentage of outstanding loan balances method, effective for taxable years beginning after December 31, 1986. Valley Federal has historically used the percentage of taxable income method.

         Under the percentage of taxable income method, the bad debt reserve deduction for qualifying real property loans is computed as a percentage, which Congress has reduced from as much as 60% in prior years to 8% of the thrift's taxable income, with certain adjustments, effective for taxable years beginning after 1986. The allowable deduction under the percentage of taxable income method for taxable years beginning before 1987 was scaled downward in the event that less than 82% of the total dollar amount of the assets of an institution qualified within certain designated categories. The 1986 Act eliminated this scale down provision, and for years after 1986 the maximum deduction may be taken as long as not less than 60% of the total dollar amount of the assets of an institution falls within such categories. If the amount of qualifying assets falls below 60%, the institution would get no deduction and could be required to recapture, generally over a period of up to four years, its existing bad debt reserves (although net operating loss carryforwards could be used to offset such recapture). As of September 30, 1995, Valley Federal's qualifying assets were in excess of 60% of total assets and it is anticipated that they will remain so in the foreseeable future.

         The bad debt deduction under the percentage of taxable income method is limited to the extent that the amount accumulated in the reserve for losses on qualifying real property loans exceeds 6% of such loans outstanding at the end of the taxable year. In addition, the amount claimed as a bad debt deduction when added to accumulated loss reserves is limited to the excess, if any, of 12% of total deposits or withdrawable accounts of depositors at year-end in excess of the sum of surplus, undivided profits and reserves at the beginning of the year. It is not expected that either limitation will restrict Valley Federal from making the maximum addition to its bad debt reserves. The percentage bad debt deduction is reduced by the deduction for losses on nonqualifying loans.

         Earnings appropriated to Valley Federal's tax bad debt reserves and claimed as a tax deduction will not be available for the payment of cash dividends or other distributions to stockholders (including distributions made upon dissolution or liquidation), unless the Bank includes the amount distributed in taxable income, along with the amount deemed necessary to pay the resulting federal income tax. As of September 30, 1995, the end of Valley Federal's most recent fiscal year, Valley Federal had approximately $3.9 million of accumulated bad debt reserves for which federal income taxes have not been provided.

         Among various proposals currently being considered by the FDIC and Congress in connection with the recent premium disparity between BIF and SAIF insured depository institutions is a requirement that savings institutions convert to commercial banks. Under current federal income tax laws, a savings institution, such as the Savings Bank, converting to a commercial bank must "recapture" into taxable income the amount of its tax bad debt reserve that would not have been allowed if the savings institution had operated as a commercial bank. The tax associated with the recapture of all or part of its tax bad debt reserve would immediately reduce the capital of the savings institution, even though such tax would actually be paid out over the succeeding years. Based on the current proposal and Valley Federal's accumulated bad debt reserve at September 30, 1995, the capital reduction under current law would have amounted to approximately $1.4 million at that date. Management cannot predict at this time whether the foregoing proposal will be adopted in its current form or, if adopted, whether such proposal might be amended to remedy some or all of the adverse financial and tax effects from the recapture.

         For taxable years beginning prior to 1987, in addition to the regular income tax to which Valley Federal was subject, a minimum tax was imposed at a rate of 15% of (a) tax preference items, including a portion of the excess of Valley Federal's bad debt deduction over the amount that would have been allowable based on actual loss experience, less (b) the greater of $10,000 or the Savings Bank's regular tax liability less certain credits.

         For taxable years beginning after December 31, 1986, the Code imposes an alternative minimum tax at a rate of 20%. The alternative minimum tax generally applies to a base of regular taxable income plus certain tax preferences ("alternative minimum taxable income" or "AMTI") and is payable to the extent such AMTI is in excess of an exemption amount. The Code provides that an item of tax preference is the excess of the bad debt deduction allowable for a taxable year pursuant to the percentage of taxable income method over the amount allowable under the experience method. The other items of tax preference that constitute AMTI include (a) tax-exempt interest on newly-issued (generally, issued on or after August 8, 1986) private activity bonds other than certain qualified bonds and (b) for taxable years including 1987 through 1989, 50% of the excess of (i) the taxpayer's pre-tax adjusted net book income over (ii) AMTI (determined without regard to this latter preference and prior to reduction by net operating losses). For taxable years beginning after 1989, this latter preference will be replaced by 75% of the excess (if any) of
(i) 75% of adjusted current earnings as defined in the Code, over (ii) AMTI (determined without regard to this preference and prior to reduction by net operating losses). For any taxable year beginning after 1986, net operating losses can offset no more than 90% of AMTI. Certain payments of alternative minimum taxes may be used as credits against regular tax liabilities in future years. In addition, for taxable years after 1986 and before 1992, corporations, including thrift institutions, are also subject to an environmental tax equal to 0.12% of the excess of AMTI for the taxable year (determined without regard to net operating losses and the deduction for the environmental tax) over $2.0 million.

         Valley Federal's federal income tax returns have been audited by the Internal Revenue Service through tax year 1984.

         STATE TAXATION. The State of Alabama imposes a 6% excise tax on the earnings of financial institutions such as Valley Federal. This tax is deductible in determining federal taxable income. The Alabama regular corporate income tax rate is 5%.

PROPERTIES.

         The following table sets forth the location of Valley Federal's offices and other facilities as well as certain additional information relating to these offices and facilities as of September 30, 1995.

                                                                                                       Net Book
                                       Year         Square        Owned/         Total                 Value at
Name of Office                        Opened        Footage       Leased         Cost                  9/30/95
- --------------                        ------        -------       ------         ----                  -------
                                                                     (Dollars in thousands)
Home Office                            1962        34,640          Owned        $1,044                  $  329
501 N. Montgomery Avenue
Sheffield, Alabama 35660

Tuscumbia Branch                       1960         3,443          Owned           128                      34
201 East Sixth Street
Tuscumbia, Alabama 35674

Florence Branch                        1993         5,924          Owned           798                     728
501 Dr. Hicks Boulevard
Florence, Alabama  35630

Muscle Shoals Branch                   1990        4,800           Owned           920                     764
700 E. Avalon Avenue
Muscle Shoals, Alabama 35660

         The net book value of Valley Federal's investment in office properties and equipment less accumulated depreciation totalled $2.6 million at September 30, 1995.

         Valley Federal utilizes the services of Intrieve, Inc., Cincinnati, Ohio for the majority of its accounting and record keeping activities.

LEGAL PROCEEDINGS

         Although Valley Federal is, from time to time, involved in various legal proceedings in the normal course of business, there are no material pending legal proceedings to which Valley Federal or its subsidiary is a party, or to which any of their property is subject.


  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                   OPERATIONS OF VALLEY FEDERAL SAVINGS BANK

RESTATEMENT

        In April, 1996, subsequent to the issuance of the September 30, 1995 consolidated financial statements, Valley Federal learned that its accruals of interest payable and interest expense for the years ended September 30, 1995 and 1994 were understated. These underaccruals occurred because of Valley Federal's oversight of the facts dealing principally with a change in Valley Federal's practice of crediting interest to customer accounts on certificates of deposit from a quarterly to an annual basis. Such change in practice of crediting interest was erroneously omitted from the amount of accrued interest reported. Accordingly, the consolidated financial statements for the years ended September 30, 1995 and 1994 have been restated and the following comparisons of financial condition and operating results include the effects of the restatement. The impact of the restatement was to increase the accrued liability for interest expense by $565,000 and $200,000 at September 30, 1995 and 1994, respectively, and to increase interest expense by $365,000 and $200,000 for the years then ended. The net of tax effect on net income and retained earnings was to decrease each by $231,000 and $127,000 as of and for the years ended September 30, 1995 and 1994, respectively.

GENERAL

                 Valley Federal's business primarily consists of attracting savings deposits from the general public and using such deposits to originate mortgage loans secured by one-to-four-family residences consumer household loans, commercial and multi-family real estate loans and to purchase investments and mortgage-backed securities. Valley Federal's revenues are derived principally from interest earned on loans and, to a lesser extent, from interest earned on investments and mortgage-backed securities.

                 Valley Federal's results of operations in recent years have reflected the fundamental changes which have occurred in the regulatory, economic, and competitive environment in which savings institutions operate. Valley Federal's results of operations are primarily dependent on its net interest income, which is the difference between the average yield earned on loans, investment and mortgage-backed securities and the average rate paid on deposits, as well as the relative amounts of such assets and liabilities. Valley Federal, as other savings institutions, is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different times, or on a different basis, than its interest-earning assets. Valley Federal also generates non-interest income, such as loan fees and service charges on deposit accounts and rental income from property it owns. Net income is further affected by the level of operating expenses, such as compensation, professional and data processing services, and regulatory and other insurance premiums, the provision for loan loss reserves and income taxes.

                 The operations of Valley Federal, and savings institutions generally, are significantly influenced by general economic conditions and monetary and fiscal policies of governmental regulatory agencies. Deposit flows and costs of funds are influenced by interest rates on competing investments and prevailing market rates of interest. Lending activities are affected by the demand for financing real estate and other types of loans, which in turn is affected by the interest rates at which such financing may be offered and other factors affecting loan demand and the availability of funds.

ASSET AND LIABILITY MANAGEMENT

                 A principal operating objective of Valley Federal and other mortgage lenders is to maintain a positive interest rate spread notwithstanding fluctuations in prevailing interest rates. Savings institutions have historically maintained substantial portfolios of long-term interest-earning assets (such as 15-year fixed rate mortgage loans) and short-term interest-bearing liabilities (such as demand deposits and one-year certificates of deposit). in response to past losses incurred in the savings institution industry as a result of dramatic and sustained increases in prevailing interest rates, savings institutions generally sought to reduce their exposure to changes in interest rates by attempting to match the periods in which their interest-earning assets and interest-bearing liabilities can be expected to reprice.

                 In accordance with Valley Federal's interest rate risk strategy, management emphasizes the origination of adjustable rate loans where possible, the purchase of adjustable rate mortgage-backed securities and the maintenance of a portfolio of short-term investments. Valley Federal continues to make long-term fixed rate loans. Given present interest rates management has encouraged a long-term deposit position by its customers, and has practiced a conservative pricing strategy so as to avoid costly deposits.

                 Certain investments and mortgage-backed securities that management does not have the intent and ability to hold until maturity are classified as available for sale. At September 30, 1995, the entire securities portfolio of $21.1 million was classified as available for sale. Valley Federal uses such securities as part of its asset/liability management strategy which includes selling securities in response to changing interest rates, prepayment risks, or similar economic factors. These securities are recorded at market value, with the appreciation or depreciation from cost, net of income taxes, included as a separate component of stockholders' equity. As a result, Valley Federal's total capital is susceptible to future fluctuations in the market value portion of the securities portfolio due to changes in interest rates. Valley Federal has no "trading" account securities and has not engaged and does not expect to engage in the near future in such short-term transactions.

INTEREST RATE SENSITIVITY ANALYSIS

                 The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap". An asset or liability is said to be interest rate sensitive within a specific period if it will mature or reprice within that period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities, and is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Generally, during a period of rising interest rates, a negative gap would adversely affect net interest income while a positive gap would result in an increase in net interest income, while conversely during a period of falling interest rates, a negative gap would result in an increase in net interest income, while a positive gap would negatively affect net interest income.

COMPARISON OF OPERATING RESULTS FOR THE QUARTERS ENDED DECEMBER 31, 1995 AND
1994

         Consolidated net income decreased $112,000 or 76.19% from $147,000 for the quarter ended December 31, 1994 to $35,000 for the quarter ended December 31, 1995. The Bank's interest rate spread decreased from 3.06% to 2.56% for the same periods. Earnings per share was $.10 and $.41 for the quarters ended December 31, 1995 and 1994, respectively.

         Total interest income increased $214,000 from $2,149,000 to $2,363,000 for the quarters ended December 31, 1994 and 1995, respectively. This increase was due to a 1.43% increase in the balances of loans and securities outstanding during the quarter ended December 31, 1995 and an 8.53% increase in yields earned on loans and securities due to rising rates.

         Total interest expense increased from $1,175,000 to $1,516,000 or 29.02%. The increase was due to a 24.53% increase in the cost of funds from 4.28% during the quarter ended December 31, 1994 to 5.33% in the current year, and an increase in the average volume of interest bearing liabilities which is composed of a 7.79% increase in the average volume of deposits offset by a 53.13% decrease in borrowed funds.

         During the quarters ended December 31, 1995 and 1994, the Bank added a provision for loan losses of $45,000 and $75,000, respectively, to its allowance for loan losses.

Total noninterest income increased $55,000 from the prior year quarter. This increase is due primarily to an increase in the gain on the sale of available for sale securities. Total noninterest expense increased $126,000 or 16.38% due primarily to increases in professional fees related to the Bank's planned merger with Union Planters Corporation.

COMPARISON OF FINANCIAL CONDITION AT SEPTEMBER 30, 1995, 1994, AND 1993

                 Valley Federal's total assets increased by $5.5 million, or 4.6% between September 30, 1995 and 1994 compared to a decline of $5.4 million, or 4.3% between September 30, 1994 and 1993. The change in total assets is due primarily to the change in the availability of funds. During fiscal 1995, a $7.9 million increase in deposits allowed Valley Federal to increase its lending activity. This contrasts a $10.5 million decrease in deposits in fiscal 1994. During 1994, loan demand remained high and Valley Federal met this demand by generating funds from alternate sources, the sale of securities and short-term borrowings. The volatility of deposits occurred as some depositors withdrew or deposited their money to seek higher yielding investments as a result of the competitive interest rate environment.

                 Valley Federal's net loan portfolio increased $6.7 million from September 30, 1994 to 1995 and $11.4 million from September 30, 1993 to 1994. As discussed above, the increase in loans was funded by sales of securities and short-term borrowings in fiscal 1994 and by deposit growth in fiscal 1995. Valley Federal's portfolio of securities decreased $1.2 million and $11.3 million during fiscal 1995 and 1994, respectively. The change in securities was also affected by Valley Federal's adoption of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, on October 1, 1994. The impact at adoption of classifying securities as available for sale was an increase in the recorded value of available for sale securities of $1,044,000 and an increase in equity of $611,000, which is net of taxes. Valley Federal had $21.1 million and $18.5 million of securities classified as available for sale at September 30, 1995 and 1994, respectively. Valley Federal also had $3.8 million of securities classified as to be held to maturity at September 30, 1994. The unrealized holding losses, net of taxes, on the available for sale securities was $179,000 and $661,000 at September 30, 1994 and 1994, respectively.

                 The changes in the deposits area also controlled the amount of short-term borrowings needed by Valley Federal. During the year ended September 30, 1994, Valley Federal's short-term borrowings increased $5.0 million to a year end balance of $9.0 million in order to fund loan demand. As deposits increased during fiscal 1995, Valley Federal chose to repay $3.0 million of these borrowings which reduced the outstanding balance at September 30, 1995 to $6.0 million.

                 Valley Federal had no foreclosed real estate at September 30, 1995, which represents a decrease from the balance of $59,000 at September 30, 1994. Foreclosed real estate decreased $108,000 or 64.7% from September 30, 1993 to 1994.

                 Other than the increase in deposits and decrease in borrowed funds discussed above, the only other notable change in liabilities is the $365,000 increase in accrued interest payable to $585,000 at September 30, 1995 from $220,000 at September 30, 1994. See "--Restatement."

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED SEPTEMBER 30, 1995 AND 1994

                 Net Income. Valley Federal's net income decreased $712,000 or 78.0% from $913,000 for 1994 to $201,000 for 1995. This decrease was primarily due to the increase in the cost of funds which can be attributed to rising interest rates during fiscal 1995 and to a decrease in non-interest income, primarily loan fees and service charges.

                 Net Interest Income. Net interest income decreased $556,000, or 13.8%, from $4,040,000 for 1994 to $3,484,000 for 1995. This decrease reflects a decrease in Valley Federal's interest rate spread from 3.09% to 2.82%, which was attributable to the rise in market interest rates between the respective periods. Because Valley Federal's interest-bearing liabilities are more rate sensitive than its interest-earnings assets, the average cost of interest-bearing liabilities increased at a faster rate than the average yield on interest-earning assets between the periods.

                 Interest Income. Interest income increased $560,000, or 6.7%, from $8,412,000 for 1994 to $8,972,000 for 1995. Interest on loans increased $722,000, or 10.6%, due to a 11.9% increase in the average size of the loan portfolio offset by a decrease in the average rate on loans from 8.18% to 8.07%. The increase was partially offset by a decrease in interest on securities of $182,000, or 11.9%, due primarily to a 4.2% decrease in the average size of the investment portfolio. Other interest income, which represents interest in cash and overnight funds, increased from $86,000 to $106,000.

                 Interest Expense. Interest expense, which is primarily interest on deposits, increased $1,116,000, or 25.5%, from $4,372,000 for 1994 to $5,488,000 for 1995. The increase in interest expense is due to a $751,000, or 18.0%, increase in interest on deposits caused by an increase in the average rate paid on deposits from 3.92% for 1994 to 4.71% for 1995. The increase in rate was offset by a 1.74% decrease in the average volume of deposits outstanding during 1995. In addition, interest on borrowed funds increased $365,000 from $202,000 in 1994 to $567,000 in 1995. This increase is due almost entirely to an increase in the average balance of borrowed funds from $4.6 million for 1994 to $8.8 million for 1995.

                 Provision for Loan Losses. The provision for loan losses for 1995 was $306,000 compared to $180,000 for 1994. Management considers many factors in determining the necessary levels of loan loss reserves, including a detailed analysis of specific loan in the portfolio, known and inherent risk in the portfolio, estimated value of the underlying collateral, assessment of general trends in the rest of the real estate market, and current and prospective economic and regulatory conditions.

                 Noninterest Income. Noninterest income decreased $325,000, or 40.3%, from $807,000 for 1994 to $482,000 for 1995. This decrease is due to the following changes. Gains recognized on the sale of securities during fiscal 1995 were $134,000 less than in 1994 due to decreased activity. Other noninterest income decreased $102,000 due primarily to a $75,000 gain on the sale of real estate owned recorded in 1994 compared to no gain in 1995. Also, loan fees and service charges decreased $76,000.

                 Noninterest Expense. Noninterest expense increased $50,000, or 1.5%, from $3,352,000 for 1994 to $3,402,000 for 1995.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED SEPTEMBER 30, 1994 AND 1993

                 Net Income. Valley Federal's net income decreased $2,000 from $915,000 for 1993 to $913,000 for 1994.


                 Net Interest Income. Net interest income decreased $179,000, or 4.2% from $4,219,000 for 1993 to $4,040,000 for 1994. This decrease is due to a decrease in the interest rate spread from 3.40% to 3.09%. The change in spread is due to the average yield on interest-earning assets decreasing 0.66% from 7.69% to 7.03% while the average rate paid on interest-bearing liabilities only decreased 0.35% from 4.29% to 3.94%. Due to the more rapid repricing of interest-bearing liabilities, portions of the overall decrease occurred in the prior fiscal period while the interest earning assets, which are less rate sensitive, repriced during the current period.

                 Interest Income. Interest income decreased $667,000, or 7.3% from $9,079,000 for 1993 to $8,412,000 for 1994, due primarily to a decrease in interest on securities of $770,000, which was caused by a decline in average securities from $42.1 million in 1993 to $36.4 million in 1994, offset by an increase in interest on loans of $96,000. The increase in interest on loans is due to a $7.4 million increase in net average loans offset by a decrease in the average yield on loans from 8.89% in 1993 to 8.18% in 1994.

                 Interest Expense. Interest expense decreased $488,000, or 10.0% from $4,860,000 for 1992 to $4,372,000 for 1994. This decrease is due to the 4.0% decrease in average volume of deposits from $110.7 million in 1993 to $106.3 million in 1994 and the decrease in average rate paid from 4.31% to 3.92%.

                 Provision for Loan Losses. The provision for loan losses in 1993 was $361,000 compared to $180,000 for 1994. Management considers many factors in determining the necessary levels of loan loss reserves, including a detailed analysis of specific loans in the portfolio, known and inherent risk in the portfolio, estimated value of the underlying collateral, assessment of general trends in the rest of the real estate market, and current and prospective economic and regulatory conditions.

                 Noninterest Income. Noninterest increased $85,000, or 11.8% from $722,000 for 1993 to $807,000 for 1994. The increase is due primarily to the net gain on the sale of securities in 1993 of $56,000. This was offset somewhat by a $103,000 decrease in loan fees and service charges, resulting mainly from decreased originations.

                 Noninterest Expense. Noninterest expense increased $127,000, or 3.9%, from $3,225,000 for 1993 to $3,352,000 for 1994. Salaries and
employee benefits increased $75,000 due to merit salary increases and increases in the cost of benefits. Professional fees increased $48,000 due primarily to increased legal activity by Valley Federal.

                 Income Taxes. The effective tax rate was 30.60% for 1994 compared to 32.5% for 1993. The lower rate for 1994 resulted primarily from the $48,000 decrease in taxes upon adoption of SFAS No. 109.

LIQUIDITY AND CAPITAL RESOURCES

                 Valley Federal is required by OTS regulations to maintain a minimum level of specified liquid assets which is currently equal to 5% of deposits and short-term borrowings. Valley Federal's liquidity ratio at September 30, 1995 was approximately 8.5%. Valley Federal maintains a higher level of liquidity than required by regulation as a matter of management philosophy in order to more closely match interest-sensitive assets with interest-sensitive liabilities.

                 Valley Federal's principal sources of funds for loans, investments and operations are net income, deposits from its primary market area, principal and interest payments on loans, investment and mortgage-backed securities and proceeds from sales of such securities. Its principal funding commitments are for the origination and purchase of loans and the payment of maturing deposits.

                 During recent years, Valley Federal has also used the proceeds from maturing investment and mortgage-backed securities for payment of maturing deposits and for increasing loans. Valley Federal, and the savings industry generally, experienced deposit outflows during 1994 as a result of customers choosing alternative investments given the relatively lower interest rates which have been paid on deposits by financial institutions; however, during 1995 it experienced deposit inflows as a result of higher interest rates paid by the institution. Deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition.

                 Valley Federal has other sources of liquidity if there is a need for additional funds. These sources include substantial borrowing authority with the FHLB of Atlanta and the ability to borrow against its investment portfolio. At September 30, 1995 and 1994, Valley Federal has $6.0 million and $9.0 million of advances from the FHLB of Atlanta, respectively.

                 Valley Federal's most liquid assets are cash and cash equivalents, which are short-term highly liquid investments with original investments with original maturities of less than three months.

                 The levels of such assets are dependent on Valley Federal's operating, financing, and investment activities at any given time. Valley Federal's cash and cash equivalents totaled $3.3 million and $2.0 million at September 30, 1995 and 1994, respectively. The variation in the levels of cash and cash equivalents were influenced by deposit flows and loan demand during the periods disclosed.

                 Valley Federal had $47.9 million in certificates due within one year and $32.3 million in demand deposits and passbook accounts without specific maturity at September 30, 1995. Management estimates that most of the deposits will be retained or replaced by new deposits.

                 Valley Federal is not aware of any trends or uncertainties that will have or are reasonably likely to have a material effect on Valley Federal's liquidity or capital resources. Valley Federal has no current plans for material capital improvements or other capital expenditures. Management believes that Valley Federal has sufficient liquidity to meet its operational needs in the near future.

          STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

         Persons and groups beneficially owning in excess of 5% of the Valley Federal Common Stock are required to file certain reports disclosing such ownership pursuant to the Securities Exchange Act of 1934. Based upon such reports and information, management knows of no persons who beneficially owned more than 5% of the Valley Federal outstanding shares of Common Stock at the Record Date, except as set forth in the table below.

                                                                                       PERCENT OF SHARES
         NAME AND ADDRESS                           AMOUNT AND NATURE                   OF COMMON STOCK
        OF BENEFICIAL OWNER                      OF BENEFICIAL OWNERSHIP                  OUTSTANDING
        -------------------                      -----------------------               -----------------
        PRINCIPAL STOCKHOLDERS:

        First Financial Fund, Inc.                      24,000   (1)                         6.67%
        One Seaport Plaza - 18th Floor
        New York, NY  10292

        Harvey F. Robbins                               28,000                               7.76%
        1742 Woodmont Drive
        Tuscumbia, AL  35674

        Billy Don Anderson                              32,060   (2)                         8.34%
        127 Highland Place
        Sheffield, AL  35660

        MANAGEMENT:

        Billy Don Anderson                              32,060   (2)                         8.34%

        Frank J. Donsbach                                7,500   (3)                         2.08%

        Edward W. Estes                                 16,717                               4.63%

        G. Olen Green                                   12,824                               3.55%

        Harvey F. Robbins                               28,000                               7.75%

        Donald F. Ruggles                               10,000                               2.77%

        Billy A. Smith, Jr.                             10,000                               2.77%

        All Directors and Executive Officers
          as a group (11 persons)

- -------------------------
(1) According to Schedules 13-G dated February 1 and April 19, 1989, First Financial Fund, Inc. ("FFF") is an investment company and has sole voting and shared dispositive power over 24,000 shares, and Wellington Management Company is an investment advisor to FFF and has shared dispositive power over such shares.
(2)      Includes exercisable employee stock options for 21,740 shares.
(3)      Includes exercisable employee stock options for 4,300 shares.

                            INDEPENDENT ACCOUNTANTS

         Representatives of Deloitte & Touche LLP, Valley Federal's independent accountants, are expected to be present at the Special Meeting. They will be afforded the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

                             SHAREHOLDER PROPOSALS

         If the Merger is consummated prior to the anticipated date of the 1997 annual meeting of shareholders, Valley Federal will not hold a 1997 annual meeting of shareholders. In the event the 1997 annual meeting of shareholders is held, any shareholder proposal intended for inclusion in Valley Federal's proxy statement and proxy relating to the 1997 annual meeting of shareholders must have been received at Valley Federal's main office at 501 North Montgomery Avenue, Sheffield, Alabama, no later than August 14, 1996. Any such proposal shall be subject to the requirements of the proxy rules adopted under the Exchange Act.


                                 LEGAL OPINIONS

         The validity of the shares of the UPC Common Stock offered hereby will be passed upon by E. James House, Jr., Secretary and Manager of the Legal Department of UPC. E. James House, Jr. is an officer of, and receives compensation from UPC. Certain tax consequences of the Merger and other matters will be passed upon by Housley Kantarian & Bronstein, P.C., Washington, D.C., special counsel to Valley Federal.


                                    EXPERTS
        The consolidated financial statements of Union Planters Corporation incorporated in this Proxy Statement-Prospectus by reference to the Annual Report on Form 10-K of Union Planters Corporation for the year ended December 31, 1995, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         The consolidated financial statements of Valley Federal Savings Bank included in this Proxy Statement-Prospectus as of September 30, 1995, and 1994 and for the three years ended September 30, 1995 have been audited by Deloitte & Touche, LLP, independent auditors, as stated in their reports appearing herein (which reports express an unqualified opinion and include an explanatory paragraph referring to the restatement of the financial statements for the years ended September 30, 1995 and 1994) and has been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

         The consolidated statements of financial position of Leader Financial Corporation and its subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995, incorporated in this Proxy Statement - Prospectus by reference to Union Planters Corporation's Current Report on Form 8-K, dated April 1, 1996, have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as stated in their report which is incorporated herein by reference and in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

        The report of KPMG Peat Marwick LLP refers to changes in accounting principles related to the adoption in 1994 of the provisions of Statement of Position 93-6, Employer's Accounting for Employee Stock Ownership Plans, and in 1993 of the provisions of Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other than Pensions, and No. 115, Accounting for Certain Investments in Debt and Equity Securities.


                                        BY ORDER OF THE BOARD OF DIRECTORS


                                        Martha P. Smith, Secretary



Sheffield, Alabama
May _____, 1996

                           UNION PLANTERS CORPORATION
                              INDEX TO APPENDICES

APPENDIX


A        --      Agreement and Plan of Combination between Union Planters
                 Corporation, Valley Interim Federal Savings Bank and Valley
                 Federal Savings Bank, dated as of November 1, 1995 as amended
                 April 11, 1996, together with the related Plan of Combination and Letter Agreement.

B        --      Fairness Opinion of Trident Financial Corporation

C        --      Valley Federal Savings Bank Consolidated Financial Statements
                 for the year ended September 30, 1995 and 1994 and the three months ended December 31,1995 and 1994.

                                  APPENDIX A

                       AGREEMENT AND PLAN OF COMBINATION


                          DATED AS OF NOVEMBER 1, 1995


                                    BETWEEN



                         UNION PLANTERS CORPORATION AND
                      VALLEY INTERIM FEDERAL SAVINGS BANK,
                     A FEDERAL SAVINGS BANK IN ORGANIZATION

                                      AND

                          VALLEY  FEDERAL SAVINGS BANK

                               TABLE OF CONTENTS

                                                                                                                      Page
                                                                                                                      ----
AGREEMENT AND PLAN OF COMBINATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1

AGREEMENT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2

ARTICLE 1

DEFINITIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
         1.1     Definitions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2

ARTICLE 2

TERMS OF THE MERGER . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8
         2.1     The Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8
         2.2     Charter, ByLaws, Directors, Officers and Name of the Resulting Bank  . . . . . . . . . . . . . . . .   8
                 (a)      Charter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8
                 (b)      Bylaws  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8
                 (c)      Directors and Officers  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8
                 (d)      Name  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9
         2.3     Due Diligence Review . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9
         2.4     Availability of Information  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9
         2.5     UPC's Right to Revise the Structure of the Transaction . . . . . . . . . . . . . . . . . . . . . . .   9
         2.6     Holding Period of UPC Common Stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10
         2.7     Valley Federal Stock Options and Treasury Stock  . . . . . . . . . . . . . . . . . . . . . . . . . .  11
                 (a)      Description of Plans  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
                 (b)      Continuation of the Valley Federal Option Plan  . . . . . . . . . . . . . . . . . . . . . .  12
                 (c)      Reclassification, etc.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
                 (d)      Limited Obligations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12

ARTICLE 3

DESCRIPTION OF TRANSACTION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
         3.1     Terms of the Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
                 (a)      Satisfaction of Conditions to Closing . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
                 (b)      Effective Time of the Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
                 (c)      Conversion of Shares of INTERIM . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
                 (d)      Conversion and Cancellation of Shares of Valley Federal . . . . . . . . . . . . . . . . . .  14
                 (e)      Conversion and Exchange of Valley Federal Shares; Exchange Ratio  . . . . . . . . . . . . .  14

                 (f)      Mechanics of Payment of Purchase Price  . . . . . . . . . . . . . . . . . . . . . . . . . .  15
                 (g)      Stock Transfer Books  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
                 (h)      Effects of the Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
                 (i)      Transfer of Assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
                 (j)      Assumption of Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
                 (k)      Reservation of shares of UPC Common Stock . . . . . . . . . . . . . . . . . . . . . . . . .  17
         3.2     Time and Place of Closing  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF UPC . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
         4.1     Organization and Corporate Authority . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
         4.2     Authorization, Execution and Delivery; Combination Agreement Not in Breach . . . . . . . . . . . . .  18
         4.3     No Legal Bar . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
         4.4     Government Approvals . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
         4.5     Capitalization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
         4.6     UPC Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
         4.7     Exchange Act Filings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
         4.8     The UPC Common Stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
         4.9     Licensing, Franchises, Etc.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
         4.10    Absence of Certain Changes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
         4.11    Tax Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
         4.12    Litigation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23
         4.13    Absence of Undisclosed Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23
         4.14    Compliance with Laws . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23
         4.15    Material Contract Defaults . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24
         4.16    Statements True and Correct  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24
         4.17    Disclosure . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF VALLEY FEDERAL  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25
         5.1     Organization and Qualification of Valley Federal and Subsidiaries  . . . . . . . . . . . . . . . . .  25
         5.2     Authorization, Execution and Delivery; Combination Agreement Not in Breach . . . . . . . . . . . . .  26
         5.3     No Legal Bar . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26
         5.4     Government and Other Approvals . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
         5.5     Licenses, Franchises, etc  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
         5.6     Charter Documents  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
         5.7     Valley Federal Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
         5.8     Absence of Certain Changes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28
         5.9     Deposits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30
         5.10    Properties . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30

         5.11    Valley Federal Subsidiaries  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30
         5.12    Condition of Fixed Assets and Equipment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31
         5.13    Tax Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31
         5.14    Litigation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32
         5.15    Hazardous Materials  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32
         5.16    Insurance  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35
         5.17    Labor and Employment Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35
         5.18    Capitalization of Valley Federal . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36
         5.19    Sole Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37
         5.20    Disclosure . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  38
         5.21    Absence of Undisclosed Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  38
         5.22    Classified Assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  38
         5.23    Compliance with Laws . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39
         5.24    Employee Benefit Plans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39
         5.25    Material Contracts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  42
         5.26    Material Contract Defaults . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  42
         5.27    Reports  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  42
         5.28    Statements True and Correct; Disclosure Schedule . . . . . . . . . . . . . . . . . . . . . . . . . .  42
         5.29    Exchange Act and Listing Filings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  43

ARTICLE 6

COVENANTS OF UPC  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  44
         6.1     Approvals  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  44
         6.2     Registration of UPC Common Stock under the Securities Laws . . . . . . . . . . . . . . . . . . . . .  45
         6.3     Employee Benefits  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  45
         6.4     Indemnification  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  45

ARTICLE 7

COVENANTS OF VALLEY FEDERAL   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  47
         7.1     Proxy Statement; Valley Federal Stockholder Approval . . . . . . . . . . . . . . . . . . . . . . . .  47
         7.2     Conduct of Business -- Affirmative Covenants . . . . . . . . . . . . . . . . . . . . . . . . . . . .  47
         7.3     Conduct of Business -- Negative Covenants  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  50
         7.4     Conduct of Business -- Certain Actions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  52

ARTICLE 8

CONDITIONS TO CLOSING . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  55
         8.1     Conditions to the Obligations of Valley Federal  . . . . . . . . . . . . . . . . . . . . . . . . . .  55
                 (a)      Performance . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  55
                 (b)      Representations and Warranties  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  55
                 (c)      Documents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  56
                 (d)      Consideration . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  56

                 (e)      Opinion of UPC's Counsel  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  57
                 (f)      Fairness Opinion  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  58
                 (g)      Tax Opinion . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  58
         8.2     Conditions to the Obligations of UPC and INTERIM . . . . . . . . . . . . . . . . . . . . . . . . . .  58
                 (a)      Performance . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  58
                 (b)      Representations and Warranties  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  58
                 (c)      Documents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  59
                 (d)      Destruction of Property . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  60
                 (e)      No Material Adverse Change  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  60
                 (f)      Opinion of Valley Federal's Counsel . . . . . . . . . . . . . . . . . . . . . . . . . . . .  60
                 (g)      Other Business Combinations etc . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  61
                 (h)      Maintenance of Certain Covenants, Etc . . . . . . . . . . . . . . . . . . . . . . . . . . .  61
                 (i)      Non-Compete Agreements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  62
                 (j)      Pooling of Interests Accounting Treatment . . . . . . . . . . . . . . . . . . . . . . . . .  62
                 (k)      Tax Opinion . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  63
         8.3     Conditions to Obligations of All Parties . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  63
                 (a)      No Pending or Threatened Claims . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  63
                 (b)      Governmental Approvals and Acquiescence Obtained  . . . . . . . . . . . . . . . . . . . . .  63
                 (c)      Registration Statement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  63
                 (d)      Shareholder Approval  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  63

ARTICLE 9

TERMINATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  64
         9.1     Termination  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  64
         9.2     Effect of Termination  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  65

ARTICLE 10

GENERAL PROVISIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  66
         10.1    Notices  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  66
         10.2    Assignability and Parties in Interest  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  67
         10.3    Governing Law  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  67
         10.4    Counterparts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  67
         10.5    Best Efforts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  67
         10.6    Publicity  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  67
         10.7    Entire Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  68
         10.8    Severability . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  68
         10.9    Modifications, Amendments and Waivers  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  68
         10.10   Interpretation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  69
         10.11   Payment of Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  69
         10.12   Finders and Brokers  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  69
         10.13   Equitable Remedies . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  69
         10.14   Attorneys' Fees  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  69

         10.15   Survival of Representations and Warranties . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  70
         10.16   No Waiver  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  70
         10.17   Remedies Cumulative  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  70

EXHIBIT A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  72

EXHIBIT B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  87

                       AGREEMENT AND PLAN OF COMBINATION


         THIS AGREEMENT AND PLAN OF COMBINATION (the "Combination Agreement") dated as of the ____day of November, 1995, by and between UNION PLANTERS CORPORATION ("UPC"), a corporation chartered and existing under the laws of the State of Tennessee which is registered both as a bank holding company and a savings and loan holding company and whose principal offices are located at 7130 Goodlett Farms Parkway, Memphis, Shelby County, Tennessee 38018; VALLEY INTERIM FEDERAL SAVINGS BANK ("INTERIM"), a federal savings bank to be formed and chartered under the laws of the United States of America as a wholly-owned subsidiary of UPC and whose principal place of business will be located at 7130 Goodlett Farms Parkway, Memphis, Shelby County, Tennessee 38018; and VALLEY FEDERAL SAVINGS BANK ("Valley Federal" or "Resulting Bank" as the context may require), a federal savings bank chartered and existing under the laws of the United States of America, having its main offices at 501 North Montgomery, Sheffield, Alabama 35660. UPC, INTERIM and Valley Federal are sometimes referred to herein as the "Parties."


                                    RECITALS

         A. Valley Federal desires to be acquired by UPC on the terms and subject to the conditions set forth in this Combination Agreement and the accompanying Plan of Combination (Attached hereto as Exhibit A) (the "Plan of Combination").


         B. The Board of Directors of Valley Federal deems it desirable and in the best interests of Valley Federal and the stockholders of Valley Federal (the "Valley Federal Stockholders") that INTERIM be merged with and into Valley Federal (which would survive the merger as the "Resulting Bank") on the terms and subject to the conditions set forth in this Combination Agreement and in the manner provided in this Combination Agreement and the Plan of Combination.


         C. The Boards of Directors of UPC and INTERIM deem it desirable and in the best interests of UPC and INTERIM and the shareholders of UPC and INTERIM that INTERIM be merged with and into Valley Federal on the terms and subject to the conditions set forth in this Combination Agreement and in the manner provided in this Combination Agreement and the Plan of Combination.





                  AGREEMENT AND PLAN OF COMBINATION  -  PAGE 1

         D. The respective Boards of Directors of UPC, INTERIM, and Valley Federal have each adopted (or, in the case of INTERIM, will adopt) resolutions setting forth and adopting this Combination Agreement and the Plan of Combina-tion, and have directed that this Combination Agreement and the Plan of Combination and all resolutions adopted by said Boards of Directors and by the Valley Federal Stockholders related to this Combination Agreement, be submitted with appropriate applications to, and filed with the Board of Governors of the Federal Reserve System (the "Federal Reserve"), the Office of Thrift Supervision (the "OTS"), and such other regulatory agencies or authorities, including the Alabama State Banking Department ("ASBD"), as may be necessary in order to obtain all governmental authorizations required to consummate the proposed Merger (as defined herein) in accordance with this Combination Agreement, the Plan of Combination and applicable law.

         NOW THEREFORE, in consideration of the foregoing premises and the mutual representations, warranties, covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:


                                   AGREEMENT


                                   ARTICLE 1

                                  DEFINITIONS


                 1.1 Definitions. As used in this Combination Agreement, the following terms have the definitions indicated:

                 "AFFILIATE" of a party means any person, partnership, corporation, association or other legal entity directly or indirectly controlling, controlled by or under common Control, as that term is defined herein, with that party.

                 "ALABAMA CODE" shall mean the Alabama Code of 1975 Annotated, as amended.

                 "APPLICABLE ENVIRONMENTAL LAWS" shall have the meaning assigned to such term in Section 5.15(a) of this Combination Agreement.

                 "ASBD" shall mean the Alabama State Banking Department.





                  AGREEMENT AND PLAN OF COMBINATION  -  PAGE 2

                 "AUDITED FINANCIAL STATEMENTS OF VALLEY FEDERAL" shall have the meaning assigned to such term in Section 5.7 of this Combination Agreement.

                 "BALANCE SHEET DATE" shall have the meaning assigned to such term in Section 5.8 of this Combination Agreement.

                 "BHCA" shall mean the Bank Holding Company Act of 1956, as amended.
                 "BUSINESS DAY" shall mean any Monday, Tuesday, Wednesday, Thursday or Friday that is not a federal or state holiday generally recognized by banks in Tennessee.

                 "CERCLA" shall have the meaning set forth in Section 5.15(a) of this Combination Agreement.

                 "CLOSING" shall have the meaning assigned to such term in
Section 3.1(a) of this Combination Agreement.

                 "CLOSING DATE" shall have the meaning assigned to such term in
Section 3.2 of this Combination Agreement.

                 "COMBINATION AGREEMENT" means this Agreement and Plan of Combination together with the Plan of Combination (Exhibit A), and all Exhibits and Schedules annexed to, and incorporated by specific reference as a part of, this Combination Agreement.

                 "CONSIDERATION" shall mean the value to be received by the Valley Federal Record Holders in exchange for their Valley Federal Common Stock, such value to be determined as provided in Article 3, Section 3.1(e), of this Combination Agreement.

                 "CONTROL" shall have the meaning assigned to such term in
Section 2(a)(2) of the Bank Holding Company Act of 1956, as amended.

                 "DEPOSITS" shall mean all deposits (including, but not limited to, certificates of deposit, savings accounts, NOW accounts and checking accounts) of Valley Federal.

                 "EFFECTIVE DATE OF THE MERGER" shall mean that date on which the Effective Time of the Merger shall have occurred.

                 "EFFECTIVE TIME OF THE MERGER" shall have the meaning assigned in Section 3.3 of the Plan of Combination and Section 3.1(b) of this Combination Agreement.





                  AGREEMENT AND PLAN OF COMBINATION  -  PAGE 3

                 "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

                 "EXCHANGE AGENT" shall mean Union Planters National Bank, Memphis, Tennessee, acting through its Corporate Trust Department.

                 "EXCHANGE RATIO" shall have the meaning assigned to such term in Section 3.1(e) of this Combination Agreement.

                 "FDIC" means the Federal Deposit Insurance Corporation.

                 "FEDERAL RESERVE" shall mean the Board of Governors of the Federal Reserve System and shall include the Federal Reserve Bank of St. Louis acting under delegated authority.

                 "GAAP" shall mean generally accepted accounting principles, consistently applied.

                 "GOVERNMENTAL APPROVALS" shall have the meaning assigned to such term in Section 4.4 of this Combination Agreement.

                 "HAZARDOUS SUBSTANCES" shall have the meaning set forth in
Section 5.15(a) of this Combination Agreement.

                 "HOLA" shall mean the Home Owners' Loan Act, as amended.

                 "INTERIM" shall mean Valley Interim Federal Savings Bank, a federal savings bank to be formed and chartered under the laws of the United States of America as a wholly-owned subsidiary of UPC with its principal place of business located at 7130 Goodlett Farms Parkway, Memphis, Shelby County,
Tennessee   38018

                 "INTERIM COMMON STOCK" shall have the meaning assigned to such term in Section 3.1(c) of this Combination Agreement.

                 "INTERNAL REVENUE CODE" shall mean the Internal Revenue Code of 1986, as amended.

                 "MERGER" shall, as described in Section 2.1 of this Combination Agreement, mean the merger of INTERIM with and into Valley Federal, which shall survive the Merger as the Resulting Bank.





                  AGREEMENT AND PLAN OF COMBINATION  -  PAGE 4

                 "NYSE" shall mean the New York Stock Exchange, or its successor, upon which shares of the UPC Common Stock are listed for trading.

                 "1933 ACT" shall mean the Securities Act of 1933, as amended.

                 "1934 ACT" shall mean the Securities Exchange Act of 1934, as amended.

                 "OFFICER" shall have the meaning set forth in Section 5.8(k) of this Combination Agreement.

                 "OTS" shall mean the Office of Thrift Supervision or any successor thereto.

                 "PARTIES" shall mean Valley Federal, UPC, and INTERIM collectively; Valley Federal on the one hand, or UPC and INTERIM on the other hand, may sometimes be referred to as a "PARTY."

                 "PENSION PLAN" shall mean any employee pension benefit plan as such term is defined in Section 3(2) of ERISA which is maintained by the referenced Party.

                 "PERSON" shall mean any natural person, fiduciary, corporation, partnership, joint venture, association, business trust or any other entity of any kind.

                 "PLAN OF COMBINATION" shall mean the Plan of Combination substantially in the form of Exhibit A hereto to be executed by authorized representatives of Valley Federal, UPC and INTERIM and filed with the OTS along with the Articles of Combination in accordance with 12 C.F.R. Section 552.13, and providing for the Merger of INTERIM with and into Valley Federal as contemplated by Section 2.1 of this Combination Agreement.

                 "PROPERTY" shall have the meaning assigned to such term in
Section 5.15(a) of this Combination Agreement.

                 "PROXY STATEMENT" shall mean the proxy statement to be used by Valley Federal to solicit proxies with a view to securing the approval of the VA Stockholders of this Combination Agreement and the Plan of Combination.

                 "REALTY" means the real property of VAlley Federal owned or leased by Valley Federal or any Subsidiary of Valley Federal

                 "RECORDS" means all available records, minutes of meetings of the Board of Directors, committees and shareholders of Valley Federal, original instruments and other documentation, pertaining to Valley Federal, Valley Federal's assets (including plans





                  AGREEMENT AND PLAN OF COMBINATION - PAGE 5 and specifications relating to the Realty), Valley Federal's liabilities, the Valley Federal Common Stock, the Deposits and the loans, and all other business and financial records which are necessary or customary for use in the conduct of Valley Federal's business by UPC and Valley Federal on and after the Effective Time of the Merger as it was conducted prior to the Closing Date.

                 "REGULATORY AUTHORITIES" shall mean, collectively, the Federal Reserve, the OTS, the SEC, or any other state or federal governmental or quasi-governmental entity which has, or may hereafter have, jurisdiction over any of the transactions described in this Combination Agreement.

                 "RELEASE" shall have the meaning assigned to such term in
Section 5.15(b)(i) of this Combination Agreement.

                 "RESULTING BANK" shall mean Valley Federal as the federal savings bank resulting from the consummation of the Merger as set forth in
Section 2.1 of this Combination Agreement.

                 "SEC" shall mean the Securities and Exchange Commission.

                 "SEC DOCUMENTS" shall mean all reports, proxy statements and registration statements filed, or required to be filed, by a Party or any of its Subsidiaries pursuant to the Securities Laws, whether filed, or required to be filed, with the SEC, the OTS, the Comptroller of the Currency, the FDIC or with any other Regulatory Authority pursuant to the Securities Laws.

                 "SECURITIES LAWS" shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of the SEC promulgated thereunder, as well as any similar state securities laws and any similar rules and regulations promulgated by the applicable federal bank Regulatory Authorities.

                 "STOCKHOLDERS MEETING" shall mean the meeting of the Valley Federal Stockholders to be held pursuant to Section 7.1 of this Combination Agreement, including any adjournment or adjournments thereof.

                 "SUBSIDIARIES" shall mean all of those corporations, banks, associations or other entities of which the entity in question owns or controls 5% or more of the outstanding voting equity securities either directly or through an unbroken chain of entities as to each of which 5% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, however, that there shall not be included any such entity acquired through foreclosure or in satisfaction of a debt previously contracted in good





                  AGREEMENT AND PLAN OF COMBINATION - PAGE 6 faith, any such entity that owns or operates an automatic teller machine interchange network, any such entity that is a joint venture of the parent or of a Subsidiary of the parent, or any such entity the equity securities of which are owned or controlled in a fiduciary capacity or through a small business investment corporation.

                 "UPC" shall mean Union Planters Corporation, a
Tennessee-chartered bank holding company which is also registered as a savings and loan holding company having its principal place of business at 7130 Goodlett Farms Parkway, Cordova, Shelby County, Tennessee 38018.

                 "UPC COMMON STOCK" shall have the meaning set forth in Section
4.5 of this Combination Agreement.

                 "UPC FINANCIAL STATEMENTS" shall mean (i) the audited consolidated balance sheets and related consolidated statements of earnings, of changes in shareholders' equity, and of cash flows (including related notes) of UPC and its Subsidiaries as of December 31, 1993 and 1994 and each subsequent December 31 prior to the Effective Time of the Merger, and (ii) the related unaudited consolidated balance sheets and related consolidated statements of earnings, of changes in shareholders' equity, and of cash flows (including related notes) of UPC and its Subsidiaries for each of the quarters ended or ending after January 1, 1995, as filed by UPC in SEC Documents.

                 "UPC PREFERRED STOCK" shall have the meaning assigned to such term in Section 4.5 of this Combination Agreement.

                 "VALLEY FEDERAL" means Valley Federal Savings Bank, a federal savings bank chartered and existing under the laws of the United States of America, whose main office is located at 501 North Montgomery, Sheffield, Alabama 35660.

                 "VALLEY FEDERAL COMMON STOCK" has the meaning assigned to such term in Section 3.1(d) of this Combination Agreement.

                 "VALLEY FEDERAL COMPANIES" shall mean Valley Federal and all of its Subsidiaries.

                 "VALLEY FEDERAL EMPLOYEE PLANS" shall mean any pension plans, profit sharing plans, deferred compensation plans, stock option plans, cafeteria plans, and any other such or related benefit plans or arrangements offered or funded by Valley Federal or any Valley Federal Subsidiary, to or for the benefit of the officers, directors or employees of Valley Federal or any Valley Federal Subsidiary.





                  AGREEMENT AND PLAN OF COMBINATION  -  PAGE 7

                 "VALLEY FEDERAL RECORD HOLDERS" means the holders of record of all of the issued and outstanding shares of Valley Federal Common Stock immediately prior to the Effective Time of the Merger.

                 "VALLEY FEDERAL STOCKHOLDERS" shall have the meaning assigned to such term in Recital B of this Combination Agreement.

                 "VALLEY FEDERAL STOCK OPTIONS" shall have the meaning assigned to such term in Section 2.7 of this Combination Agreement.


                                   ARTICLE 2

                              TERMS OF THE MERGER

                 2.1      The Merger.

                          Subject to the satisfaction (or lawful waiver) of all
of the conditions to the obligations of each of the Parties to this Combination Agreement, at the Effective Time of the Merger, INTERIM shall be merged with and into Valley Federal (the "Merger"), which latter corporation (the "Resulting Bank") shall survive the Merger.

 2.2      Charter, ByLaws, Directors, Officers and Name of the Resulting Bank.

                          (a)     Charter.  At the Effective Time of the
Merger, the Charter of Valley Federal, as in effect immediately prior to the Effective Time of the Merger, shall continue to be the Charter of Valley Federal as the Resulting Bank, unless and until the same shall be amended thereafter as provided by law and the terms of such Charter.

                          (b)     Bylaws.  At the Effective Time of the Merger,
the Bylaws of Valley Federal, as in effect immediately prior to the Effective Time of the Merger, shall continue to be the Bylaws of Valley Federal as the Resulting Bank, unless and until amended or repealed as provided by law, its Charter and such Bylaws.

                          (c)     Directors and Officers.  The directors of
Valley Federal in office immediately prior to the Effective Time of the Merger shall continue to be the directors of Valley Federal as the Resulting Bank, to hold office as provided in the Charter and Bylaws of Valley Federal as the Resulting Bank, unless and until their successors shall have been elected or appointed and shall have qualified or until they shall have been removed in the manner provided therein. The officers of Valley Federal in office immediately prior to the Effective Time of the Merger shall continue to be the officers of Valley Federal as the Resulting Bank, to hold office as provided in the Charter and





                  AGREEMENT AND PLAN OF COMBINATION  -  PAGE 8

Bylaws of Valley Federal as the Resulting Bank, until their successors shall have been appointed or they shall have been removed as provided therein.

                          (d)     Name.  The name of Valley Federal as the
Resulting Bank following the Merger shall continue to be:

                         "VALLEY FEDERAL SAVINGS BANK"

                 2.3 Due Diligence Review. Prior to the date of this Combination Agreement, each Party has conducted a due diligence review of the books, records and operations of the other Party, including, but not limited to, a review of the Party's loan portfolios, ORE and classified assets, investment portfolios and properties, to verify the reasonableness of the Party's earnings projections, growth projections and sustained earnings prospects after consummation of the Merger at reasonable growth rates.

                 2.4 Availability of Information. Each Party shall continue to provide the other Party (including its Officers, employees, agents, and representatives) access to all of such Party's books, records, properties and facilities (other than with respect to the deliberations of such Party) relating to the Merger, this Agreement, and the transactions contemplated hereby, on reasonable notice and during customary business hours, and shall use its best efforts to cause its Officers, employees, agents and representatives to cooperate with any of the reviewing Party's reasonable requests for information which would be customary in order to verify that there has been no material adverse change in the reviewed Party since the date of the due diligence review provided for in Section 2.3 of this Combination Agreement. Except as expressly permitted by the disclosing Party, the receiving Party shall keep confidential all non- public information received by the disclosing Party in connection with the provisions of this Section 2.4 and, in the event the Merger shall not be consummated, the receiving Party shall not directly or indirectly use any information provided by the disclosing Party for any competitive or commercial purpose, and the receiving Party shall promptly return to the disclosing Party all non-public proprietary and business information received from the disclosing Party.

                 2.5 UPC's Right to Revise the Structure of the Transaction. UPC shall, in its reasonable discretion, have the unilateral right to revise the structure of the corporate reorganization contemplated by this Combination Agreement in order to achieve tax benefits or for any other reason which UPC may deem advisable; provided, however, that UPC shall not have the right, without the approval of the Board of Directors of Valley Federal, to make any revision to the structure of the reorganization which (i) changes the amount of the Consideration which the Valley Federal Record Holders are entitled to receive (determined in the manner provided in Section 3.1(e) of this Combination Agreement); (ii) changes the intended tax-free effects of the Merger to UPC, Valley Federal, or the Valley Federal Record Holders; (iii) would permit UPC to pay the





                  AGREEMENT AND PLAN OF COMBINATION  -  PAGE 9

Consideration other than by delivery of UPC Common Stock registered with the SEC (in the manner described in Section 6.2 of this Combination Agreement);
(iv) would be materially adverse to the interests of Valley Federal or the Valley Federal Record Holders as shareholders of Valley Federal; (v) would unreasonably impede or delay consummation of the Merger. UPC may exercise this right of revision by giving written Notice to Valley Federal in the manner provided in Section 10.1 of this Combination Agreement which Notice shall be in the form of an amendment to this Combination Agreement or in the form of an Amended and Restated Agreement and Plan of Combination.

                 2.6 Holding Period of UPC Common Stock. Valley Federal hereby acknowledges and agrees that, in order to qualify the Merger as a "pooling of interests" under the rules and regulations promulgated by the SEC, Accounting Principles Board Opinion No. 16 and GAAP, any Valley Federal Record Holder who would be deemed an "Affiliate" of Valley Federal under the Securities Laws and who accepts shares of UPC Common Stock as Consideration for the cancellation, exchange and conversion of his shares of Valley Federal Common Stock pursuant to the terms and conditions of this Combination Agreement, may not pledge on a nonrecourse basis, assign, sell, transfer, devise, otherwise alienate or take any action which would eliminate or diminish the risk of owning or holding the shares of UPC Common Stock to be received by such Valley Federal Record Holder upon consummation of the Merger, nor enter into any formal or informal agreement to pledge on a nonrecourse basis, assign, sell or transfer, devise, or otherwise alienate his right, title and interests in any of the shares of UPC Common Stock to be delivered by UPC to such Valley Federal Record Holder pursuant to the terms and conditions of this Combination Agreement, until such time as UPC shall have publicly released a statement of UPC's consolidated earnings reflecting the combined financial results of operations of UPC and Valley Federal for a period of not less than thirty (30) days subsequent to the Effective Time of the Merger. Valley Federal further acknowledges and agrees that any UPC Common Stock Certificates issued in connection with the Merger to Valley Federal Record Holders who would be deemed Affiliates of Valley Federal or UPC under the Securities Laws shall be subject to and bear a restrictive legend substantially in the form as follows:

         THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE ARE HELD SUBJECT TO ALL APPLICABLE PROVISIONS OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND THE RULES AND REGULATIONS PROMULGATED BY THE SECURITIES AND EXCHANGE COMMISSION ("SEC") THEREUNDER. NO SALES, TRANSFERS OR OTHER DISPOSITION OF THESE SHARES MAY BE MADE EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR IN ACCORDANCE WITH THE REQUIREMENTS OF SEC RULES 144 AND





                 AGREEMENT AND PLAN OF COMBINATION  -  PAGE 10

         145 OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT. NO SALE, TRANSFER, OR OTHER DISPOSITION OF THESE SHARES MAY BE MADE UNTIL AFTER THE PUBLICATION OF FINANCIAL RESULTS COVERING AT LEAST 30 DAYS OF POST MERGER COMBINED OPERATIONS OF UPC AND VALLEY FEDERAL. NO AGREEMENT MAY BE ENTERED INTO BY THE HOLDER OF THIS CERTIFICATE WHICH WOULD ALLOW OR REQUIRE THE SALE, TRANSFER, OR OTHER DISPOSITION OF THESE SHARES DURING THE TIME PERIOD MENTIONED ABOVE OR WHICH WOULD OTHERWISE REDUCE THE RISK BORNE BY THE SHAREHOLDER NAMED ON THE REVERSE SIDE OF THIS CERTIFICATE SUBSEQUENT TO THE CONSUMMATION OF THE MERGER THROUGH THE END OF SUCH TIME PERIOD.

                 2.7      Valley Federal Stock Options and Treasury Stock.

                          (a)     Description of Plans.  Valley Federal has
established the Valley Federal Savings Bank 1987 Stock Option and Incentive Plan (the "Valley Federal Plan"). Valley Federal has reserved 36,000 shares of Valley Federal Common Stock for issuance upon the exercise of any such options from time to time under the Valley Federal Plan. As of the date hereof, 36,000 stock options have been granted by Valley Federal under the Valley Federal Plan, 1000 such options have been exercised, 0 such options have been forfeited, and 35,000 such options are outstanding. The option exercise prices for such outstanding options are as follows: 13,500 shares/Ten Dollars ($10) per share; 10,500 shares/Twelve Dollars ($12) per share; 11,000 shares/Twenty-four and 12/100 Dollars ($24.12) per share.

Valley Federal has not granted any such Valley Federal Stock Options in 1995 and Valley Federal will not grant any additional Valley Federal Stock Options after the date hereof and prior to the termination of this Combination Agreement or Effective Time of the Merger.

As of the date of this Combination Agreement, there are no other options, rights, warrants, scrip or similar rights issued and outstanding by Valley Federal to purchase shares of Valley Federal Common Stock or any other capital stock of Valley Federal. Therefore, at the Effective Time of the Merger there will be in the aggregate 35,000 issued and outstanding Valley Federal Stock Options. As of the date of this Combination Agreement, Valley Federal has not repurchased any shares of its capital stock. Therefore, as of the date of this Combination Agreement, there are no shares of Valley Federal Common Stock held by Valley Federal as Treasury Stock, nor will there be any such shares at the Effective Time of the Merger.





                 AGREEMENT AND PLAN OF COMBINATION  -  PAGE 11

                          (b)     Continuation of the Valley Federal Option
Plan. The Valley Federal Option Plan shall continue in effect but no additional options shall be available for grant thereunder after the Effective Time of the Merger. At the Effective Time of the Merger, each outstanding option under the Valley Federal Option Plans shall continue outstanding as an option to purchase, in place of the purchase of a share of Valley Federal Common Stock, that number of shares (rounded up to the nearest whole share) of UPC Common Stock that would have been received by the optionee in connection with the Merger had such option been exercised in full (without regard to any limitations contained thereon on exercise) for shares of Valley Federal Common Stock immediately prior to the Effective Time of the Merger, upon the same terms and conditions under the relevant option as were applicable immediately prior to the Effective Time of the Merger, except (i) that all Valley Federal Stock Options shall be immediately exercisable and (ii) for appropriate pro rata adjustments to the relevant option price for shares of UPC Common Stock substituted therefor such that the aggregate option exercise price of shares subject to an option immediately following the assumption and substitution shall be the same as the aggregate option exercise price for such shares immediately prior to such assumption and substitution. UPC and Valley Federal agree to take such actions as shall be necessary to give effect to the foregoing. At all times after the Effective Time of the Merger, UPC shall reserve for issuance such number of shares of UPC Common Stock as necessary so as to permit the exercise of any Valley Federal Stock Options granted under the Valley Federal Option Plans and which were unexercised prior to the Effective Time of the Merger in the manner contemplated by this Combination Agreement and the instruments pursuant to which the Valley Federal Stock Options were granted. UPC shall make all filings required under the Securities Laws, no later than the Effective Date of the Merger, so as to permit the exercise of such Valley Federal Stock Options and the sale or transfer of the shares of UPC Common Stock received by the optionee upon such exercise.

                          (c)     Reclassification, etc.  In case of any
reclassification, reorganization, recapitalization, stock dividend or distribution, subdivision, combination or exchange of the outstanding shares of the UPC Common Stock or in case of any consolidation or merger of UPC with or into any other corporation, or in the case of any sale or transfer of all or substantially all of UPC's assets, then the rights of the optionees under the Valley Federal Stock Option Plan shall be appropriately adjusted so that the optionees will be in the same position as if their options had been exercised immediately before such corporate action or transaction. The provisions hereof shall similarly apply to successive reclassifications, reorganizations, recapitalizations, stock dividends or distributions, subdivisions, combinations or exchanges, consolidations, mergers, sales or transfers.

                          (d)     Limited Obligations.  Nothing contained in
this Combination Agreement or in the other documentation of the proposed transactions shall be deemed





                 AGREEMENT AND PLAN OF COMBINATION - PAGE 12 to have reduced, contracted, enlarged, ratified, affirmed, undertaken, authorized, approved or otherwise to have affected whatever contractual rights the holders of Valley Federal Stock Options may have under applicable documentation other than as expressly stated in this Combination Agreement with respect to the outstanding Valley Federal Stock Options identified herein which are outstanding under the Valley Federal Stock Option Plan at the Effective Time of the Merger.


                                   ARTICLE 3

                           DESCRIPTION OF TRANSACTION


                 3.1      Terms of the Merger.

                          (a)     Satisfaction of Conditions to Closing.  After
the transactions contemplated herein have been approved by the stockholders of Valley Federal and INTERIM, and each other condition to the obligations of the Parties hereto, other than those conditions which are to be satisfied by delivery of documents by any Party to any other Party, has been satisfied or, if lawfully permitted, waived by the Party or Parties entitled to the benefits thereof, a closing (the "Closing") will be held on the date (the "Closing Date") and at the time of day and place referred to in Section 3.2 of this Combination Agreement. At the Closing the Parties shall use their respective best efforts to deliver the certificates, letters and opinions which constitute conditions to effecting the Merger and each Party will provide the other Parties with such proof or indication of satisfaction of the conditions to the obligations of such other Parties to consummate the Merger as such other Parties may reasonably require. If all conditions to the obligations of each of the Parties shall have been satisfied or lawfully waived by the Party entitled to the benefits thereof, the Parties shall, at the Closing, duly execute Articles of Combination for filing with the OTS and promptly thereafter INTERIM and Valley Federal shall take all steps necessary or desirable to consummate the Merger in accordance with all applicable laws, rules and regulations and the Plan of Combination which is attached hereto as Exhibit A and incorporated by reference as part of this Combination Agreement. The Parties shall thereupon take such other and further actions as UPC shall direct or as may be required by law or this Combination Agreement to consummate the transactions contemplated herein.

                          (b)     Effective Time of the Merger.  Upon the
satisfaction of all conditions to Closing, the Merger shall become effective on the date and at the time as specified on the endorsement of the Articles of Combination by the OTS (the "Effective Time of the Merger").





                 AGREEMENT AND PLAN OF COMBINATION  -  PAGE 13

                          (c)     Conversion of Shares of INTERIM.  At the
Effective Time of the Merger, each share of $1.00 par value common stock of INTERIM (the "INTERIM Common Stock") issued and outstanding immediately prior to the Effective Time of The Merger shall, by virtue of the Merger becoming effective and without any further action on the part of anyone, become one share of the issued and outstanding common stock of the Resulting Bank.

                          (d)     Conversion and Cancellation of Shares of
Valley Federal. At the Effective Time of the Merger, each share of $0.01 par value common stock of Valley Federal (the "Valley Federal Common Stock") validly issued and outstanding immediately prior to the Effective Time of the Merger shall, by virtue of the Merger becoming effective and without any further action on the part of anyone, be converted, exchanged and cancelled as provided in Section 3.1(e) hereof.

                          (e)     Conversion and Exchange of Valley Federal
Shares; Exchange Ratio. At the Effective Time of the Merger, the outstanding shares of Valley Federal Common Stock held by the Valley Federal Record Holders immediately prior to the Effective Time of the Merger shall, without any further action on the part of anyone, cease to represent any interest (equity, shareholder or otherwise) in Valley Federal and shall automatically be converted exclusively into, and constitute only the right of the Valley Federal Record Holders to receive in exchange for their shares of Valley Federal Common Stock, whole shares of UPC Common Stock (including the corresponding number of rights associated with the UPC Common Stock pursuant to the UPC Share Purchase Rights Agreement dated January 19, 1989, between UPC and Union Planters National Bank as Rights Agent) and a cash payment in settlement of any remaining fractional share of UPC Common Stock in accordance with the terms and conditions of this Section 3.1(e). The shares of UPC Common Stock and the cash settlement of any remaining fractional share of UPC Common Stock deliverable by UPC to the Valley Federal Record Holders pursuant to the terms of this Combination Agreement are sometimes collectively referred to herein as the "Consideration."

The number of shares of UPC Common Stock to be exchanged for each share of Valley Federal Common Stock issued and outstanding immediately prior to the Effective Time of the Merger shall be determined by applying an exchange ratio (the "Exchange Ratio") to each share of Valley Federal Common Stock issued and outstanding at the Effective Time of the Merger. The Exchange Ratio shall be equal to the quotient of Thirty-seven and 50/100 Dollars ($37.50) divided by the price per share for the "last" real time trade (i.e. closing price) of UPC Common Stock on the NYSE (as published in the Wall Street Journal) on the date of execution of this Agreement,

The Exchange Ratio shall be based on an aggregate of no more than 396,000 fully diluted shares of Valley Federal Common Stock issued and outstanding immediately prior





                 AGREEMENT AND PLAN OF COMBINATION - PAGE 14 to the Effective Time of the Merger which, for purposes of this paragraph, shall be determined by counting all Options issued and outstanding immediately prior to the Effective Time of the Merger as shares of Valley Federal Common Stock); and further based on the assumption that there shall be no shares of $0.01 par value serial preferred stock ("Valley Federal Preferred Stock") outstanding and no other options, warrants, rights or other instruments outstanding or subject to issuance which are convertible into or otherwise represent the right to acquire any Valley Federal Common Stock, Valley Federal Preferred Stock or any other capital stock of Valley Federal. No fractional shares of UPC Common Stock shall be issued and if, after aggregating all of the shares of UPC Common Stock to which a Valley Federal Record Holder is entitled based upon the Exchange Ratio, there shall be a fractional share of UPC Common Stock remaining, such fractional share shall be settled by a cash payment therefor pursuant to the Mechanics of Payment of the Purchase Price set forth in Section 3.1(f) hereof, which shall be calculated based upon the last sale price per share of one (1) full share of UPC Common Stock on the NYSE on the Closing Date.

Should either UPC or Valley Federal effect any stock splits, reverse stock splits, stock dividends, reclassifications, recapitalizations, exchange of shares or similar changes in their respective capital accounts subsequent to the date of this Combination Agreement but prior to the Effective Time of the Merger, the Exchange Ratio shall be proportionally adjusted in order to give effect to such changes.

                 (f) Mechanics of Payment of Purchase Price. As soon as reasonably practicable after the Effective Time of the Merger and the receipt by UPC of the Certified Valley Federal Shareholder List from the transfer agent of Valley Federal, but in any event no later than ten (10) business days thereafter, the Corporate Trust Department of Union Planters National Bank, Memphis, Tennessee (the "Exchange Agent") shall deliver to each of the Valley Federal Record Holders such materials and information deemed necessary by the Exchange Agent to advise the Valley Federal Record Holders of the procedures required for proper surrender of their certificates evidencing and representing shares of the Valley Federal Common Stock in order for the Valley Federal Record Holders to receive the Consideration. Such materials shall include, without limitation, a Letter of Transmittal, an Instruction Sheet, and a return mailing envelope addressed to the Exchange Agent (collectively the "Shareholder Materials"). All Shareholder Materials shall be sent by United States mail to the Valley Federal Record Holders at the addresses set forth on a certified shareholder list to be delivered by Valley Federal to UPC at the Closing (the "Shareholder List"). As soon as reasonably practicable thereafter, the Valley Federal Record Holders of all of the outstanding shares of Valley Federal Common Stock, shall deliver, or cause to be delivered, to the Exchange Agent, pursuant to the Shareholder Materials, the certificates formerly evidencing and representing all of the shares of Valley Federal Common Stock which were validly issued and outstanding immediately prior to the Effective Time of the Merger, and the Exchange





                 AGREEMENT AND PLAN OF COMBINATION  -  PAGE 15

Agent shall take prompt action to process such certificates formerly evidencing and representing shares of Valley Federal Common Stock received by it (including the prompt return of any defective submissions with instructions as to those actions which may be necessary to remedy any defects). Upon receipt of the proper submission of the certificate(s) formerly representing and evidencing ownership of the shares of Valley Federal Common Stock, the Exchange Agent shall, on or prior to the 30th day after the Effective Time of the Merger, mail to the former Valley Federal Stockholders in exchange for the certificate(s) surrendered by them, the Consideration to be paid for each such Valley Federal Shareholder's shares of Valley Federal Common Stock evidenced by the certificate or certificates which were cancelled and converted exclusively into the right to receive the Consideration upon the Merger becoming effective. After the Effective Time of the Merger and until properly surrendered to the Exchange Agent, each outstanding certificate or certificates which formerly evidenced and represented the shares of Valley Federal Common Stock of an Valley Federal Record Holder, subject to the provisions of this Section, shall be deemed for all corporate purposes to represent and evidence only the right to receive the Consideration into which such Valley Federal Record Holder's shares of Valley Federal Common Stock were converted and aggregated at the Effective Time of the Merger. Unless and until the outstanding certificate or certificates, which immediately prior to the Effective Time of the Merger evidenced and represented the Valley Federal Record Holder's Valley Federal Common Stock shall have been surrendered as provided above, the Consideration payable to the Valley Federal Record Holder(s) of the cancelled shares as of any time after the Effective Date shall not be paid to the Valley Federal Record Holder(s) of such certificate(s). Each Valley Federal Shareholder will be responsible for all federal, state and local taxes which may be incurred by him on account of his receipt of the Consideration to be paid in the Merger. The Valley Federal Record Holder(s) of any certificate(s) which shall have been lost or destroyed may nevertheless, subject to the provisions of this Section, receive the Consideration to which each such Valley Federal Record Holder is entitled, provided that each such Valley Federal Record Holder shall deliver to UPC and to the Exchange Agent: (i) a sworn statement certifying such loss or destruction and specifying the circumstances thereof and (ii) a lost instrument bond in form satisfactory to UPC and the Exchange Agent which has been duly executed by a corporate surety satisfactory to UPC and the Exchange Agent, indemnifying the Resulting Bank, UPC, the Exchange Agent (and their respective successors) to their satisfaction against any loss or expense which any of them may incur as a result of such lost or destroyed certificates being thereafter presented. Any costs or expenses which may arise from such replacement procedure, including the premium on the lost instrument bond, shall be for the account of the Valley Federal Shareholder.

                          (g)     Stock Transfer Books.  At the Effective Time
of the Merger, the stock transfer books of Valley Federal shall be closed and no transfer of shares of Valley Federal Common Stock shall be made thereafter.





                 AGREEMENT AND PLAN OF COMBINATION  -  PAGE 16

                          (h)     Effects of the Merger.  At the Effective Time
of the Merger, the corporate existence of INTERIM shall cease, and INTERIM shall be merged with and into Valley Federal which, as the Resulting Bank, shall thereupon and thereafter possess all of the assets, rights, privileges, appointments, powers, licenses, permits and franchises of the two merged federal savings banks, whether of a public or a private nature, and shall be subject to all of the liabilities, restrictions, disabilities and duties of both Valley Federal and INTERIM.

                          (i)     Transfer of Assets.  At the Effective Time of
the Merger, all rights, assets, licenses, permits, franchises and interests of Valley Federal and INTERIM in and to every type of property, whether real, personal, or mixed, whether tangible or intangible, and to choses in action shall be deemed to be vested in Valley Federal as the Resulting Bank by virtue of the Merger becoming effective and without any deed or other instrument or act of transfer whatsoever.

                          (j)     Assumption of Liabilities.  At the Effective
Time of the Merger, the Resulting Bank shall become and be liable for all debts, liabilities, obligations and contracts of Valley Federal, including, but not limited to, its liquidation account, as well as those of INTERIM, whether the same shall be matured or unmatured; whether accrued, absolute, contingent or otherwise; and whether or not reflected or reserved against in the balance sheets, other financial statements, books of account or records of Valley Federal or INTERIM.

                          (k)     Reservation of shares of UPC Common Stock.
UPC shall reserve for issuance a sufficient number of shares of UPC Common Stock for the purpose of issuing shares of UPC Common Stock to the Valley Federal Record Holders in accordance with the terms and conditions of this
Section 3.1.

                 3.2 Time and Place of Closing. The Closing shall take place at 10:00 a.m. on the Business Day next preceding the date on which the Effective Time of the Merger is expected to occur, or at such other time as the Parties, acting through their chief executive officers, presidents or chief financial officers, may mutually agree (the "Closing Date"). The place of Closing shall be at Union Planters National Bank, Administrative Center, Union Planters Corporation Executive Offices (Fourth Floor), 7130 Goodlett Farms Parkway, Memphis, Shelby County, Tennessee 38018. The Closing may be held at such other time and place as may be mutually agreed upon by the Parties.





                 AGREEMENT AND PLAN OF COMBINATION  -  PAGE 17

                                   ARTICLE 4

                     REPRESENTATIONS AND WARRANTIES OF UPC


                 Except as described in the UPC Disclosure Schedule, as of the date hereof, UPC and INTERIM represent and warrant to Valley Federal as follows:

                 4.1 Organization and Corporate Authority. UPC and each UPC Subsidiary is a corporation (and INTERIM will be a federal savings bank) duly organized, validly existing, and in good standing under the laws of the State of Tennessee and the United States of America, respectively, and (i) have, in all material respects, all requisite corporate power and authority to own, operate and lease their material properties and carry on their businesses as they are currently being conducted; (ii) are in good standing and are duly qualified to do business in each jurisdiction where the character of their properties owned or held under lease or the nature of their business makes such qualification necessary; and (iii) have in effect all federal, state, local and foreign governmental authorizations, permits and licenses necessary for them to own or lease their properties and assets and to carry on their businesses as they are currently being conducted. The corporate Charter and Bylaws of UPC and the Charter and Bylaws of INTERIM, as amended to date, are (or in the case of INTERIM will be) in full force and effect as of the date of this Combination Agreement. UPC is duly registered as a bank holding company with the Federal Reserve and as a savings and loan holding company with the OTS.

                 4.2 Authorization, Execution and Delivery; Combination Agreement Not in Breach.

                          (a)     UPC and INTERIM have all requisite corporate
power and authority to execute and deliver this Combination Agreement and the Plan of Combination and to consummate the transactions contemplated hereby and thereby. This Combination Agreement, and all other agreements contemplated to be executed in connection herewith by UPC and INTERIM, have been (or upon execution by INTERIM will have been) duly executed and delivered by UPC and/or INTERIM, and have been (or upon execution will have been) duly authorized by all necessary action corporate or otherwise. Other than the approval of UPC as sole shareholder of INTERIM, no other corporate proceedings on the part of UPC or INTERIM are (or will be) necessary to authorize such execution and delivery and the consummation of the transactions contemplated hereby. This Combination Agreement, and all other agreements contemplated to be executed in connection herewith, constitute (or upon execution will constitute) legal, valid and enforceable obligations of UPC and INTERIM, subject, as to enforceability, to applicable bankruptcy, insolvency, reorganization, moratorium or similar





                 AGREEMENT AND PLAN OF COMBINATION - PAGE 18 laws affecting the enforcement of creditors' rights generally, and to the application of equitable principles and judicial discretion. The shareholders of UPC are not required to approve this Combination Agreement, any of the transactions contemplated hereby, or the issuance of UPC common stock as required by the terms herein.

                          (b)     The execution and delivery of this
Combination Agreement and the Plan of Combination, the consummation of the transactions contemplated hereby and the fulfillment of the terms hereof will not result in a violation or breach of any of the terms or provisions of, or constitute a default under (or an event which, with the passage of time or the giving of notice or both, would constitute a default under), or conflict with, or permit the acceleration of any obligation under, any material mortgage, lease, covenant, agreement, indenture or other instrument to which UPC or INTERIM is a party or by which they or their property or any of their assets are bound; the corporate Charters or Bylaws of UPC or the Charter or Bylaws of INTERIM; any material judgment, decree, order, regulatory letter of understanding, or award of any court, governmental body or arbitrator by which UPC or INTERIM is bound; any material permit, concession, grant, franchise, license, law, statute, ordinance, rule or regulation applicable to UPC or INTERIM or their properties; or result in the creation of any lien, claim, security interest, encumbrance, charge, restriction or right of any third party of any kind whatsoever upon the property or assets of UPC or INTERIM, except that the Government Approvals shall be required in order for UPC and INTERIM to consummate the Merger.

                 4.3 No Legal Bar. Neither UPC nor INTERIM is a party to, subject to or bound by any agreement, judgment, order, letter of understanding, writ, prohibition, injunction or decree of any court or other governmental body of competent jurisdiction or any law which would prevent the execution of this Combination Agreement by UPC or INTERIM, its delivery to Valley Federal or the consummation of the transactions contemplated hereby, and no action or proceeding is pending against UPC or INTERIM in which the validity of this Combination Agreement, any of the transactions contemplated hereby or any action which has been taken by any of the Parties in connection herewith or in connection with any of the transactions contemplated hereby is at issue.

                 4.4      Government Approvals.   No consent, approval, order
or authorization of, or registration, declaration or filing with, any federal, state or local governmental authority is required to be made or obtained by UPC or INTERIM in connection with the execution and delivery of this Combination Agreement or the consummation of the transactions contemplated hereby by UPC or INTERIM except for: (a) the prior approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve") of the Merger under the Bank Holding Company Act of 1956, as amended, and the regulations promulgated by the Federal Reserve thereunder, (b) the prior approval of the Office of Thrift Supervision (the "OTS") under the Home Owners Loan Act, as amended, and the regulations promulgated by the OTS thereunder, (c) the prior approval of the Alabama





                 AGREEMENT AND PLAN OF COMBINATION  -  PAGE 19

State Banking Department ("ASBD") under Title 5-14A-3 et seq of the Alabama Code and the regulations promulgated by the ASBD thereunder, and (d) the filing of a registration statement with the SEC pursuant to the 1933 Act with respect to the UPC Common Stock to be issued in the transaction (collectively, the "Government Approvals"). Neither UPC nor INTERIM is aware of any reason why the Government Approvals required to be obtained by the Regulatory Authorities in connection with the Merger should not be granted by such Regulatory Authorities or why such Government Approvals should be conditioned on any requirement which would be a significant impediment to UPC's ability to carry on its businesses.

                 4.5      Capitalization.

                          (a)     The authorized capital stock of UPC consists
of 10,000,000 shares of preferred stock having no par value (the "UPC Preferred Stock"), and 100,000,000 shares of common stock having a par value of $5.00 per share (the "UPC Common Stock"). As of September 30, 1995, UPC had issued and outstanding: 44,000 shares of $8.00 Nonredeemable Cumulative Convertible Preferred Stock, Series B; No (0) shares of 10-3/8% Increasing Rate, Redeemable, Cumulative Preferred Stock, Series C; No (0) shares of 9.5% Redeemable, Cumulative Preferred Stock, Series D; and 3,496,419 shares of 8% Cumulative, Convertible Preferred Stock, Series E. In addition, 250,000 shares of UPC Preferred Stock have been reserved for issuance as Series A Preferred Stock pursuant to the UPC Share Purchase Rights Agreement dated January 19, 1989, between UPC and Union Planters National Bank as Rights Agent (the "UPC Share Purchase Rights Agreement"). As of September 30, 1995, 41,298,627 shares of UPC Common Stock were validly issued and outstanding.

                          As of the date of this Combination Agreement, UPC
owns and is the beneficial record holder, directly or indirectly, of all of the outstanding capital stock of its Subsidiaries except for directors' qualifying shares, free and clear of all liens, charges or encumbrances.

                          (b)      The authorized capital stock of INTERIM
shall consist of 1,000 shares of common stock having a par value of $1.00 per share (the "INTERIM Common Stock") and no preferred stock. As of the date here of, INTERIM shall issue all 1,000 shares of the authorized INTERIM Common Stock to UPC. Therefore, UPC is the record holder and beneficial owner of all of the INTERIM Common Stock outstanding.

                 4.6 UPC Financial Statements. UPC has delivered and, to the extent reference is made to financial statements not yet available or capable of development, will deliver to Valley Federal true and complete copies of: (i) UPC's audited Consolidated Financial Statements for the calendar years ended December 31, 1993 and 1994 (as originally issued, but without giving effect to subsequently effected business





                 AGREEMENT AND PLAN OF COMBINATION - PAGE 20 combinations accounted for as poolings of interests); (ii) UPC's unaudited consolidated financial statements for each of the calendar quarters ending after January 1, 1995 and ending prior to the Closing Date; and (iii) upon issuance thereof, UPC's audited Consolidated Financial Statements for the calendar year ending December 31, 1995. Such financial statements and the notes thereto present fairly, or will present fairly when issued, in all material respects, the consolidated financial position of UPC at the respective dates thereof and the consolidated results of operations and consolidated cash flow of UPC for the periods indicated, and in each case in conformity with GAAP consistently applied and maintained.

                 4.7 Exchange Act Filings. The outstanding shares of UPC Common Stock are registered with the SEC pursuant to the 1934 Act and UPC has filed with the SEC all material forms and reports required by law to be filed by UPC with the SEC, which forms and reports, taken as a whole, are true and correct in all material respects, and do not misstate a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

                 4.8 The UPC Common Stock. All shares of UPC Common Stock to be issued by UPC and delivered to the Valley Federal Record Holders in exchange for all of the Valley Federal Common Stock held by the Valley Federal Record Holders will be duly authorized, validly issued, fully paid and non-assessable, and none of such shares of UPC Common Stock will have been issued in violation of any preemptive rights of any UPC shareholders. The shares of UPC Common Stock to be delivered in payment of the Consideration shall have in all material respects such distinguishing characteristics as those of the shares of UPC Common Stock outstanding immediately prior to the Effective Time of the Merger.

                 4.9 Licensing, Franchises, Etc. UPC and all UPC Subsidiaries hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses. The benefits of all of such licenses, franchises, permits and authorizations are in full force and effect and may continue to be enjoyed by UPC and all UPC Subsidiaries subsequent to the Closing of the transactions contemplated herein without any consent or approval. Neither UPC nor any UPC Subsidiary has received notice of any proceeding for the suspension or revocation of any such license, franchise, permit, or authorization and no such proceeding is pending or has been threatened by any governmental authority.

                 4.10     Absence of Certain Changes.  Except as disclosed in
Schedule 4.10 or as provided for or contemplated in this Combination Agreement, since December 31, 1994 (the "Balance Sheet Date") there has not been any material adverse change in the business, property, assets (including loan portfolios), liabilities (whether absolute, accrued,





                 AGREEMENT AND PLAN OF COMBINATION - PAGE 21 contingent or otherwise), prospects, operations, liquidity, income, condition (financial or otherwise) or net worth of UPC.


                 4.11 Tax Matters. Except as described in Schedule 4.11 hereto:

                          (a)     all federal, state, local, and foreign tax
returns required to be filed by or on behalf of UPC and each UPC Subsidiary have been timely filed or requests for extensions have been timely filed, granted, and have not expired for periods ended on or before the date of this Combination Agreement, and all returns filed are, and the information contained therein is, complete and accurate. All tax obligations reflected in such returns have been paid. As of the date of this Combination Agreement, there is no audit examination, deficiency, or refund litigation or matter in controversy with respect to any taxes that might result in a determination materially adverse to UPC or any UPC Subsidiary except as fully reserved for in the UPC Financial Statements. All taxes, interest, additions, and penalties due with respect to completed and settled examinations or concluded litigation have been paid.

                          (b)     Neither UPC nor any UPC Subsidiary has
executed an extension or waiver of any statute of limitations on the assessment or collection of any tax due that is currently in effect.

                          (c)     Adequate provision for any federal, state,
local, or foreign taxes due or to become due for UPC and all UPC Subsidiaries for all periods through and including December 31, 1994, has been made and is reflected on the December 31, 1994 financial statements included in the UPC Financial Statements, and have been and will continue to be made with respect to periods ending after December 31, 1994.

                          (d)     Deferred taxes of UPC and each UPC Subsidiary
have been and will be provided for in accordance with GAAP.

                          (e)     To the best knowledge of UPC, neither the
Internal Revenue Service nor any foreign, state, local or other taxing authority is now asserting or threatening to assert against UPC or any UPC Subsidiary any deficiency or claim for additional taxes, or interest thereon or penalties in connection therewith. All material income, payroll, withholding, property, excise, sales, use, franchise and transfer taxes, and all other taxes, charges, fees, levies or other assessments, imposed upon UPC by the United States or by any state, municipality, subdivision or instrumentality of the United States or by any other taxing authority, including all interest, penalties or additions attributable thereto, which are due and payable by UPC or any UPC Subsidiary, either have been paid in full, or have been properly accrued and reflected in UPC's Financial Statements referred to in Section 4.6 of this Combination Agreement.





                 AGREEMENT AND PLAN OF COMBINATION  -  PAGE 22

                 4.12 Litigation. Except as set forth in Schedule 4.12 hereto, there is no action, suit or proceeding pending against UPC or any UPC Subsidiary, or to the best knowledge of UPC or any UPC Subsidiary threatened against or affecting UPC, any UPC Subsidiary or any of their assets, before any court or arbitrator or any governmental body, agency or official that (i) would, if decided against UPC or the UPC Subsidiary, have a material adverse impact on the business, properties, assets, liabilities, condition (financial or other) or prospects of UPC or any UPC Subsidiary and that are not reflected in the UPC Financial Statements or (ii) has been brought by or on behalf of any employee employed or formerly employed by UPC or any UPC Subsidiary.

                 4.13 Absence of Undisclosed Liabilities. Except as described in Schedule 4.13 hereto, neither UPC nor any UPC Subsidiary has any obligation or liability (contingent or otherwise) that is material to the financial condition or operations of UPC or any UPC Subsidiary, or that, when combined with all similar obligations or liabilities, would be material to the financial condition or operations of UPC or any UPC Subsidiary (i) except as disclosed in the UPC Financial Statements delivered to Valley Federal prior to the date of this Combination Agreement or (ii) except obligations or liabilities incurred in the ordinary course of its business consistent with past practices or (iii) except as contemplated under this Combination Agreement. Since December 31, 1994, neither UPC nor any UPC Subsidiary has incurred or paid any obligation or liability which would be material to the financial condition or operations of UPC or such UPC Subsidiary, except for obligations paid in connection with transactions made by it in the ordinary course of its business consistent with past practices, laws and regulations applicable to UPC or any UPC Subsidiary.

                 4.14     Compliance with Laws.  UPC and each UPC Subsidiary:

                          (a)     Is in compliance with all laws, rules,
regulations, reporting and licensing requirements, and orders applicable to its business or employees conducting its business (including, but not limited to, those relating to consumer disclosure and currency transaction reporting) the breach or violation of which would or could reasonably be expected to have a material adverse effect on the financial condition or operations of UPC or any UPC Subsidiary, or which would or could reasonably be expected to subject UPC or any UPC Subsidiary or any of its directors or officers to civil money penalties; and

                          (b)     Has received no notification or communication
from any agency or department of federal, state, or local government or any of the Regulatory Authorities, or the staff thereof (i) asserting that UPC or any UPC Subsidiary is not in compliance with any of the statutes, rules, regulations, or ordinances which such governmental authority or Regulatory Authority enforces, which, as a result of such noncompliance, would result in a material adverse impact on UPC or any UPC Subsidiary, (ii) threatening to revoke any license, franchise, permit, or governmental





                 AGREEMENT AND PLAN OF COMBINATION - PAGE 23 authorization which is material to the financial condition or operations of UPC or any UPC Subsidiary, or (iii) requiring UPC or any UPC Subsidiary to enter into a cease and desist order, consent, agreement, or memorandum of understanding.

                 4.15 Material Contract Defaults. Neither UPC nor any UPC Subsidiary is in default in any respect under any contract, agreement, commitment, arrangement, lease, insurance policy, or other instrument to which it is a party or by which its respective assets, business, or operations may be bound or affected or under which it or its respective assets, business, or operations receives benefits, and which default is reasonably expected to have, either individually or in the aggregate, a material adverse effect on UPC or any UPC Subsidiary, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

                 4.16 Statements True and Correct. None of the information prepared by, or on behalf of, UPC or any UPC Subsidiary regarding UPC, INTERIM, or any other UPC Subsidiary included or to be included in the Proxy Statement to be mailed to Valley Federal's shareholders in connection with the Valley Federal's Stockholders Meeting, and any other documents to be filed with the SEC, or any other Regulatory Authority in connection with the transaction contemplated herein, will, at the respective times such documents are filed, and, with respect to the Proxy Statement, when first mailed to the stockholders of Valley Federal, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Valley Federal's Stockholders Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Valley Federal's Stockholders Meeting. All documents which UPC or any UPC Subsidiary is responsible for filing with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable law, including applicable provisions of the Securities Laws and the rules and regulations issued thereunder.

                 4.17 Disclosure. The information concerning, and the representations or warranties made by UPC and/or INTERIM as set forth in this Combination Agreement, or in any document, statement, certificate or other writing furnished or to be furnished by UPC or INTERIM to Valley Federal pursuant hereto, do not and will not contain any untrue statement of a material fact or omit and will not omit to state a material fact required to be stated herein or therein which is necessary to make the statements and facts contained herein or therein, in light of the circumstances under which they were or are made, not false or misleading. Copies of all documents heretofore or hereafter





                 AGREEMENT AND PLAN OF COMBINATION - PAGE 24 delivered or made available to Valley Federal by UPC and/or INTERIM pursuant hereto were or will be complete and accurate copies of such documents.


                                   ARTICLE 5

                REPRESENTATIONS AND WARRANTIES OF VALLEY FEDERAL

Except as described in the Valley Federal Disclosure Schedule, as of the date hereof, Valley Federal represents and warrants to UPC and INTERIM as follows:

                 5.1 Organization and Qualification of Valley Federal and Subsidiaries. Valley Federal is a federal savings bank duly organized, validly existing and in good standing under the laws of the United States of America and (a) has in all material requests all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as it is currently being conducted; and (b) is in good standing and is duly qualified to do business in each jurisdiction where the character of its material properties owned or held under lease or the nature of its business makes such qualification necessary, except to the extent that any failure to so qualify would not have a material adverse effect on the business or financial condition of Valley Federal. Each Valley Federal Subsidiary is duly chartered, validly existing and in good standing under the laws of the state or jurisdiction of its incorporation and (a) has, in all material respects, all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as it is currently being conducted and
(b) is in good standing and is duly qualified to do business in each jurisdiction where the character of its properties owned or held under lease or the nature of its business makes such qualification necessary, except to the extent that any failure to so qualify would not have a material adverse effect on the business or financial condition of any Valley Federal Subsidiary.
Valley Federal and each of its Subsidiaries have in effect all federal, state, local and foreign governmental authorizations, permits and licenses necessary for them to own or lease their respective properties and assets and to carry on their business as it is currently being conducted. Valley Federal engages only in activities (and holds properties only of the types) permitted by the HOLA and the rules and regulations promulgated by the OTS thereunder or the FDIC for insured depository institutions. Valley Federal's deposit accounts are insured by the Savings Association Insurance Fund (the "SAIF") as administered by the FDIC to the fullest extent permitted under applicable law.





                 AGREEMENT AND PLAN OF COMBINATION  -  PAGE 25

                 5.2 Authorization, Execution and Delivery; Combination Agreement Not in Breach.

                          (a)     Valley Federal has all requisite power and
authority to execute and deliver this Combination Agreement and the Plan of Combination and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Combination Agreement and the Plan of Combination and the consummation of the proposed transaction has been duly authorized by at least two-thirds of the entire Board of Directors of Valley Federal and, except for the approval of the Valley Federal Stockholders, no other corporate proceedings on the part of Valley Federal are necessary to authorize the execution and delivery of this Combination Agreement and the Plan of Combination and the consummation of the transactions contemplated hereby and thereby. This Combination Agreement and all other agreements and instruments herein contemplated to be executed by Valley Federal have been (or upon execution will have been) duly executed and delivered by Valley Federal and constitute (or upon execution will constitute) the legal, valid and enforceable obligations of Valley Federal, subject, as to enforceability, to applicable bankruptcy, insolvency, receivership, conservatorship, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and to the application of equitable principles and judicial discretion.

                          (b)     Except as disclosed in Schedule 5.2, the
execution and delivery of this Combination Agreement and the Plan of Combination, the consummation of the transaction contemplated hereby and thereby, and the fulfillment of the terms hereof and thereof will not result in a violation or breach of any of the terms or provisions of, or constitute a default under (or an event which, with the passage of time or the giving of notice, or both, would constitute a default under), or conflict with, or permit the acceleration of, any obligation under any mortgage, lease, covenant, agreement, indenture or other instrument to which Valley Federal or any Valley Federal Subsidiary is a party or by which Valley Federal or any Valley Federal Subsidiary is bound; the Charter or Bylaws of Valley Federal; or any judgment, decree, order, regulatory letter of understanding or award of any court, governmental body, authority or arbitrator by which Valley Federal or any Valley Federal Subsidiary is bound; or any permit, concession, grant, fran-chise, license, law, statute, ordinance, rule or regulation applicable to Valley Federal or any Valley Federal Subsidiary or the properties of any of them; or result in the creation of any lien, claim, security interest, encumbrance, charge, restriction or right of any third party of any kind whatsoever upon the properties or assets of Valley Federal or any Valley Federal Subsidiary, except that the Government Approvals shall be required in order for Valley Federal to consummate the Merger.

                 5.3      No Legal Bar.   Neither Valley Federal nor any Valley
Federal Subsidiary is a party to, or subject to, or bound by, any agreement or judgment, order, letter of understanding, writ, prohibition, injunction or decree of any court or other





                 AGREEMENT AND PLAN OF COMBINATION - PAGE 26 governmental authority or body, or any law which would prevent the execution of this Combination Agreement or the Plan of Combination by Valley Federal, the delivery thereof to UPC and INTERIM, or the consummation of the transactions contemplated hereby and thereby, and no action or proceeding is pending against Valley Federal or any Valley Federal Subsidiary in which the validity of this Combination Agreement, any of the transactions contemplated hereby or any action which has been taken by any of the Parties in connection herewith or in connection with the transaction contemplated hereby is at issue.

                 5.4 Government and Other Approvals. Except for the Government Approvals described in Section 4.4, and the filing of a Proxy Statement with the OTS in connection with the Merger, no consent, approval, order or authori- zation of, or registration, declaration or filing with, any federal, state or local governmental authority is required to be made or obtained by Valley Federal in connection with the execution and delivery of this Combination Agreement and the Plan of Combination or the consummation of the transactions contemplated by this Combination Agreement. Except as set forth in Schedule 5.4 hereto, no consent or approval is required from any landlord, licensor or other non- governmental party which has granted rights to Valley Federal or any Valley Federal Subsidiary in order to avoid forfeiture or impairment of such rights.

                 5.5 Licenses, Franchises, etc. Valley Federal and all Valley Federal Subsidiaries hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses. The benefits of all of such licenses, franchises, permits and authorizations are in full force and effect and may continue to be enjoyed by Valley Federal and its Subsidiaries subsequent to the Closing of the transactions contemplated herein without any consent or approval. Neither Valley Federal nor any Valley Federal Subsidiary has received notice of any proceeding for the suspension or revocation of any such license, franchise, permit, or authorization and no such proceeding is pending or has been threatened by any governmental authority.

                 5.6 Charter Documents. Included in Schedule 5.6 hereto are true and correct copies of the Charter and Bylaws of Valley Federal and each Valley Federal Subsidiary, respectively. The Charter and Bylaws of Valley Federal and each Valley Federal Subsidiary, as amended to date, are in full force and effect.

                 5.7      Valley Federal Financial Statements.  Accompanying
Schedule 5.7 hereto are true copies of the audited consolidated statements of financial condition of Valley Federal as of September 30, 1994 and September 30, 1993, and related consolidated statements of income, consolidated statements of stockholders equity and consolidated statements of cash flow of Valley Federal for the years ended September 30, 1994, and September 30, 1993 (the "Audited Financial Statements of Valley Federal") and the comparative interim (or annual) financial statements for any subsequent quarter





                 AGREEMENT AND PLAN OF COMBINATION  -  PAGE 27

(or year) ending after September 30, 1994 and prior to the Closing Date (to the extent that such statements are not available or currently capable of being developed these will be delivered immediately upon being made available or developed). Such financial statements (i) were (or will be) prepared from the books and records of Valley Federal; (ii) were (or will be) prepared in accordance with generally accepted accounting principles consistently applied (except for omission of notes to unaudited financial statements and in the case of interim financial statements to customary recurring year-end adjustments normal in nature and amounts); (iii) accurately present (or will present) Valley Federal's consolidated financial condition and the consolidated results of their operations, changes in stockholders' equity and cash flows at the relevant dates thereof and for the periods covered thereby; (iv) in the opinion of Valley Federal management, contain or reflect (or will contain and reflect) all necessary adjustments and accruals for an accurate presentation of Valley Federal's consolidated financial condition and the consolidated results of Valley Federal's operations and cash flows for the periods covered by such Financial Statements; (v) in the opinion of Valley Federal management, contain and reflect (or will contain and reflect) adequate provisions for loan losses, for ORE reserves and for all reasonably anticipatable liabilities for all taxes, federal, state, local or foreign, with respect to the periods then ended; and (vi) in the opinion of Valley Federal management, contain and reflect (or will contain and reflect) adequate provisions for all reasonably anticipated liabilities for Post Retirement Benefits Other Than Pensions ("OPEB") pursuant to FASB 106 and 112 as of the date of such financial statements.

                 5.8      Absence of Certain Changes.  Except as disclosed in
Schedule 5.8, or in the Valley Federal SEC Documents, or as provided for or contemplated in this Combination Agreement, since December 31, 1994 (the "Balance Sheet Date") to the date hereof there has not been:

                          (a)     any transaction by Valley Federal not in the
ordinary course of business and in conformity with past practice;

                          (b)     any material adverse change in the business,
property, assets (including loan portfolios), liabilities (whether absolute, accrued, contingent or otherwise), prospects, operations, liquidity, income, condition (financial or otherwise) or net worth of Valley Federal;

                          (c)     any damage, destruction or loss, whether or
not covered by insurance, which has had or is reasonably expected to have a material adverse effect on any of the properties or business or prospects of Valley Federal or their future use and operation by Valley Federal;

                          (d)     any acquisition or disposition by Valley
Federal of any property or asset of Valley Federal, whether real or personal, having a fair market value, singularly





                 AGREEMENT AND PLAN OF COMBINATION - PAGE 28 or in the aggregate, in an amount greater than Twenty Thousand Dollars ($20,000), except in the ordinary course of business and in conformity with past practice;

                          (e)     any mortgage, pledge or subjection to lien,
charge or encumbrance of any kind on any of the respective properties or assets of Valley Federal, except to secure extensions of credit in the ordinary course of business and in conformity with past practice;

                          (f)     any amendment, modification or termination of
any contract or agreement, relating to Valley Federal, to which Valley Federal is a party which would have an adverse effect upon the financial condition or operations of Valley Federal;

                          (g)     any increase in, or commitment to increase,
the compensation payable or to become payable to any officer, director, employee or agent of Valley Federal, or any bonus payment or similar arrangement made to or with any of such officers, directors, employees or agents, other than routine increases made in the ordinary course of business not exceeding the greater of ten percent (10%) per annum or $6,000 for any of them individually;

                          (h)     any incurring of, assumption of, or taking
of, by Valley Federal, any property subject to, any liability, except for liabilities incurred or assumed or property taken subsequent to the Balance Sheet Date in the ordinary course of business and in conformity with past practice;

                          (i)     any material alteration in the manner of
keeping the books, accounts or Records of Valley Federal or any Valley Federal Subsidiary, or in the accounting policies or practices therein reflected, except as may be required by generally accepted accounting principles or as required by the OTS;

                          (j)     any release or discharge of any obligation or
liability of any person or entity related to or arising out of any loan made by Valley Federal of any nature whatsoever, except in the ordinary course of business and in conformity with past practice; or

                          (k)     to the best knowledge of Valley Federal, any
loan (except credit card loans, passbook loans or home loans) by Valley Federal to any Officer, director or known 5% shareholder of Valley Federal or any Affiliate of Valley Federal; or to any member of the immediate family of such Officer, director or known 5% shareholder of Valley Federal or any Affiliate of Valley Federal; or to any Person in which such Officer, director or known 5% shareholder directly or indirectly owns beneficially or of record ten percent (10%) or more of any class of equity securities in the case of a corporation, or of any equity interest, in the case of a partnership or other non-corporate entity; or to any





                 AGREEMENT AND PLAN OF COMBINATION - PAGE 29 trust or estate in which such Officer, director or 5% shareholder has a ten percent (10%) or more beneficial interest; or as to which such Officer, director or 5% shareholder serves as a trustee or in a similar capacity. As used in this Section, "Officer" shall refer to a person who holds the title of chairman, president, executive vice president, senior vice president, controller, secretary, cashier or treasurer or who performs the normal duties of such officer whether or not he or she is compensated for such service or has an official title.

                 5.9 Deposits. None of the Deposits is a "brokered" Deposit or subject to any encumbrance, legal restraint or other legal process. Except as set forth in Schedule 5.9, no portion of the Deposits represents a Deposit by any Affiliate of Valley Federal.

                 5.10 Properties. Except (i) for encumbrances which do not materially effect the value thereof, (ii) liens for current taxes and special assessments not yet due and payable, (iii) as described in Schedule 5.10 hereto or (iv) adequately reserved against in the Valley Federal Financial Statements, Valley Federal and each Valley Federal Subsidiary has good and marketable title free and clear of all material liens, encumbrances, charges, defaults, or equities of whatever character to all of the material properties and assets, tangible or intangible, reflected in the Valley Federal Financial Statements as being owned by Valley Federal or any Valley Federal Subsidiary as of the dates thereof. All buildings, and all fixtures, equipment, and other property and assets that are material to the business of Valley Federal and its Subsidiaries on a consolidated basis, held under leases or subleases by Valley Federal or any Valley Federal Subsidiary, are held under valid instruments enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other laws affecting the enforcement of creditors' rights generally, and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be pending). The policies of fire, theft, liability, and other insurance maintained with respect to the properties, assets or businesses of the Valley Federal Companies provide coverage reasonably believed by management of Valley Federal to be adequate against loss, and the fidelity bonds in effect as to which any of the Valley Federal Companies is a named insured are believed to be sufficient.

                 5.11 Valley Federal Subsidiaries. Schedule 5.11 hereto lists all of the active and inactive Valley Federal Subsidiaries as of the date of this Combination Agreement and describes generally the business activities conducted, or permitted to be conducted, by each Valley Federal Subsidiary. No equity securities of any of the Valley Federal Subsidiaries are or may become required to be issued (other than to Valley Federal) by reason of any options, warrants, scrip, rights to subscribe to, calls, or commitments of any character whatsoever relating to, or securities or rights convertible





                 AGREEMENT AND PLAN OF COMBINATION - PAGE 30 into or exchangeable for, shares of the capital stock of any Valley Federal Subsidiary, and there are no contracts, commitments, understandings, or arrangements by which any Valley Federal Subsidiary is bound to issue (other than to Valley Federal) any additional shares of its capital stock or options, warrants, or rights to purchase or acquire any additional shares of its capital stock. All of the shares of capital stock of each Valley Federal Subsidiary held by Valley Federal or by any Valley Federal Subsidiary are fully paid and nonassessable and are owned by Valley Federal or such Valley Federal Subsidiary free and clear of any claim, lien, or encumbrance of any nature whatsoever, whether perfected or not.

                 5.12 Condition of Fixed Assets and Equipment. Except as disclosed in Schedule 5.12 hereof, each item of Valley Federal's 's fixed assets and equipment having a net book value in excess of Twenty-five Thousand Dollars ($25,000) included in the Fixed Assets is in good operating condition and repair, normal wear and tear excepted.

                 5.13 Tax Matters. Except as described in Schedule 5.13 hereto:

                          (a)     all federal, state, local, and foreign tax
returns required to be filed by or on behalf of Valley Federal and each Valley Federal Subsidiary have been timely filed or requests for extensions have been timely filed, granted, and have not expired for periods ended on or before the date of this Combination Agreement, and all returns filed are, and the information contained therein is, complete and accurate in all material respects. All tax obligations reflected in such returns have been paid. As of the date of this Combination Agreement, there is no audit examination, deficiency, or refund litigation or matter in controversy with respect to any taxes that might result in a determination materially adverse to Valley Federal or any Valley Federal Subsidiary except as fully reserved for in the Audited Financial Statements of Valley Federal. All taxes, interest, additions, and penalties due with respect to completed and settled examinations or concluded litigation have been paid.

                          (b)     Neither Valley Federal nor any Valley Federal
Subsidiary has executed an extension or waiver of any statute of limitations on the assessment or collection of any tax due that is currently in effect.

                          (c)     Adequate provision for any federal, state,
local, or foreign taxes due or to become due for Valley Federal and all Valley Federal Subsidiaries for all periods through and including September 30, 1994, has been made and is reflected on the September 30, 1994 financial statements included in the Audited Financial Statements of Valley Federal, and have been and will continue to be made with respect to periods ending after September 30, 1994.





                 AGREEMENT AND PLAN OF COMBINATION  -  PAGE 31

                          (d)     Deferred taxes of Valley Federal and each
Valley Federal Subsidiary have been and will be provided for in accordance with GAAP.

                          (e)     To the best knowledge of Valley Federal,
neither the Internal Revenue Service nor any foreign, state, local or other taxing authority is now asserting or threatening to assert against Valley Federal or any Valley Federal Subsidiary any deficiency or claim for additional taxes, or interest thereon or penalties in connection therewith. All material income, payroll, withholding, property, excise, sales, use, franchise and transfer taxes, and all other taxes, charges, fees, levies or other assessments, imposed upon Valley Federal by the United States or by any state, municipality, subdivision or instrumentality of the United States or by any other taxing authority, including all interest, penalties or additions attributable thereto, which are due and payable by Valley Federal or any Valley Federal Subsidiary, either have been paid in full, or have been properly accrued and reflected in the Audited Financial Statements of Valley Federal referred to in Section 5.7 of this Combination Agreement.

                 5.14 Litigation. Except as set forth in Schedule 5.14 hereto or disclosed in the Valley Federal SEC documents, there is no action, suit or proceeding pending against Valley Federal or any Valley Federal Subsidiary, or to the best knowledge of Valley Federal threatened against or affecting Valley Federal, any Valley Federal Subsidiary or any of their assets, before any court or arbitrator or any governmental body, agency or official that (i) is reasonably expected to, if decided against Valley Federal or the Valley Federal Subsidiary, have a material adverse impact on the business, properties, assets, liabilities, condition (financial or other) or prospects of Valley Federal taken as a whole and that are not reflected in the Audited Financial Statements of Valley Federal or (ii) has been brought by or on behalf of any employee employed or formerly employed by Valley Federal or any Valley Federal Subsidiary.

                 5.15     Hazardous Materials.


                          (a)     Valley Federal and all Valley Federal
Subsidiaries have obtained all permits, licenses and other authorizations which are required to be obtained by Valley Federal or its Subsidiaries with respect to the Property (as defined herein) under all Applicable Environmental Laws (as defined herein). All Property controlled, directly or indirectly, by Valley Federal or any Valley Federal Subsidiary is in compliance with the terms and conditions of all of such permits, licenses and authorizations, and is also in compliance with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in any Applicable Environmental Laws or in any regulation, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved thereunder, except (i) the noncompliance of which would not have a material adverse effect on the





                 AGREEMENT AND PLAN OF COMBINATION - PAGE 32 financial condition or operations or prospects of Valley Federal or any Valley Federal Subsidiary or (ii) as described in detail in Schedule 5.15 hereto. For purposes hereof, the following terms shall have the following meanings:

                 "APPLICABLE ENVIRONMENTAL LAWS" shall mean all federal, state, local and municipal environmental laws, rules or regulations to the extent applicable to the Property, including, but not limited to, (a) the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C.
Section 9601 et seq. ("CERCLA"); (b) the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901 et seq. "RCRA"; (c) the Federal Water Pollution Control Act, 33 U.S.C. Section 1251 et seq.; (d) the Clean Air Act, 42 U.S.C.
Section 7401 et seq.; (e) the Hazardous Materials Transportation Act, 49 U.S.C.
Section 1471 et seq.; (f) the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq.; (g) the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. Section 11001 et seq.; (h) the National Environmental Policy Act, 42 U.S.C. Section 4321 et seq.; (i) the Rivers and Harbours Act of 1899, 33 U.S.C.
Section 401 et seq.; (j) the Occupational Safety and Health Act, 29 U.S.C.
Section 651 et seq.; (k) the Safe Drinking Water Act, 42 U.S.C. Section 300(f) et seq.; (l) the Oil Pollution Act of 1990, 33 U.S.C. Section 2701 et seq.; (m) the Hazardous Waste Management Act of 1977, (n) any environmental laws contained in the Alabama Code and regulations promulgated thereunder, (o) any amendments to the foregoing Acts as adopted from time to time on or before the Closing; and (p) any rule, regulation, order, injunction, judgment, declaration or decree implementing or interpreting any of the foregoing Acts, as amended.

                 "HAZARDOUS SUBSTANCES" shall mean any substance, material, waste, or pollutant that is now (or prior to the Closing) listed, defined, characterized or regulated as hazardous, toxic or dangerous under or pursuant to any statute, law, ordinance, rule or regulation of any federal, state, regional, county or local governmental authority having jurisdiction over the Property of Valley Federal or any Valley Federal Subsidiary or its use or operation, including, without limitation, (a) any substance, material, element, compound, mixture, solution, waste, chemical or pollutant listed, defined, characterized or regulated as hazardous, toxic or dangerous under any Applicable Environmental Laws, (b) petroleum, petroleum derivatives or by-products, and other hydrocarbons, (c) polychlorinated biphenyls (PCBs), asbestos and urea formaldehyde, and (d) radioactive substances, materials or waste.

                 "PROPERTY" shall be deemed to include, but shall not be limited to, all real property owned, controlled, leased or held by Valley Federal or a Valley Federal Subsidiary, in whole or in part, solely or in a joint venture or other business arrangement, either for operational or investment purposes, and whether assigned, purchased, or obtained through foreclosure (or similar action) or in satisfaction of debts previously contracted.





                 AGREEMENT AND PLAN OF COMBINATION  -  PAGE 33

                          (b)     In addition, except as set forth in Schedule
5.15(b) hereto:

                                  (i)      No notice, notification, demand,
request for information, citation, summons or order has been issued, no complaint has been filed, no penalty has been assessed and, to the best knowledge of Valley Federal, no investigation or review is pending by any governmental or other entity with respect to any alleged failure by Valley Federal or any Valley Federal Subsidiary to have any permit, license or authorization required in connection with the conduct of the business of Valley Federal or any Valley Federal Subsidiary or with respect to any generation, treatment, storage, recycling, transportation, release or disposal, or any release as defined in 42 U.S.C. Section 9601(22) ("Release"), of any Hazardous Substances generated by Valley Federal or any Affiliate of Valley Federal at the Property;

                                  (ii)     None of the Property has received or
held any Hazardous Substances in such amount and in such manner as to constitute a violation of the Applicable Environmental Laws, and no Hazardous Substances have been Released or disposed of on, in or under any of the Property during Valley Federal's or any Valley Federal Subsidiary's occupancy thereof, or during the occupancy thereof by any assignee or sublessee of Valley Federal or any Valley Federal Subsidiary, except in compliance with all Applicable Environmental Laws;

                                  (iii)    There are no Hazardous Substances
being stored at any Property or located in, on or upon, any Property (including the subsurface thereof) or installed or affixed to structures or equipment on the Property; and there are no underground storage tanks for Hazardous Substances, active or abandoned, at any Property; and

                                  (iv)     No Hazardous Substances have been
Released in a reportable quantity, where such a quantity has been established by statute, ordinance, rule, regulation or order, at, on or under any Property.

                          (c)     Neither Valley Federal nor any Affiliate of
Valley Federal has transported or arranged for the transportation of any Hazardous Substances to any location which is listed on the National Priorities List under CERCLA, listed for possible inclusion on the National Priorities List by the Environmental Protection Agency in the CERCLA Information System ("CERCLIS") or on any similar state list or which is the subject of federal, state or local enforcement actions or other investigations which may lead to claims against the owner of the Property for cleanup costs, remedial work, damages to natural resources or for personal injury claims, including, but not limited to, claims under CERCLA.





                 AGREEMENT AND PLAN OF COMBINATION  -  PAGE 34

                          (d)     Except as set forth in Schedule 5.15(d), no
Hazardous Substances have been generated, recycled, treated, stored, disposed of or Released by, Valley Federal or any Affiliate of Valley Federal in violation of Applicable Environmental Laws.

                          (e)     No oral or written notification of a Release
of Hazardous Substances has been filed by or on behalf of Valley Federal or any Affiliate of Valley Federal relating to the Property and no Property is listed or proposed for listing on the National Priority List promulgated pursuant to CERCLA, on CERCLIS or on any similar state list of sites requiring investigation or clean-up.

                          (f)     There are no liens arising under or pursuant
to any Applicable Environmental Laws on any Property, and no government actions have been taken or, to the best knowledge of Valley Federal, threatened, or are in process which could subject any of such properties to such liens and none of the Property would be required to place any notice or restriction relating to the presence of Hazardous Substances at any Property in any deed to such Property.

                          (g)     Except as described in Schedule 5.15(g)
hereto, there have been no environmental investigations, studies, audits, tests, reviews or other analyses conducted by or which are in the possession of Valley Federal or any Affiliate of Valley Federal in relation to any Property, which have not been made available to UPC.

                          (h)     Valley Federal is not aware of any facts
which might suggest that Valley Federal or any Valley Federal Subsidiary has engaged in any management practice with respect to any of its past or existing borrowers which could reasonably be expected to subject Valley Federal or any Valley Federal Subsidiary or the Property to any liability, either directly or indirectly, under the principles of law as set forth in United States v. Fleet Factors Corp., 901 F.2d 1550 (11th Cir. 1990) as modified by 40 C.F.R. Part 300.

                 5.16 Insurance. Valley Federal has paid all material amounts due and payable under any insurance policies and guaranties applicable to Valley Federal and all Valley Federal's Subsidiaries' assets and operations; all such insurance policies and guaranties are in full force and effect; and all of Valley Federal's and its Subsidiaries' material Realty and other material properties are insured against fire, casualty, theft, loss, and such other events against which it is customary to insure, all such insurance policies being in amounts that are reasonably believed by Valley Federal management to be adequate and consistent with past practice and experience.

                 5.17     Labor and Employment Matters.  Except as reflected in
Schedule 5.17 hereto, there is no (i) collective bargaining agreement or other labor agreement to





                 AGREEMENT AND PLAN OF COMBINATION - PAGE 35 which Valley Federal or any Valley Federal Subsidiary is a party or by which any of them is bound; (ii) employment, profit sharing, deferred compensation, bonus, stock option, purchase, retainer, consulting, retirement, welfare or incentive plan or contract to which Valley Federal or any Valley Federal Subsidiary is a party or by which it is bound; or (iii) plan or agreement under which "fringe benefits" (including, but not limited to, vacation plans or programs, sick leave plans or programs and related benefits) are afforded any of the employees of Valley Federal or any Valley Federal Subsidiary. No party to any such agreement, plan or contract is in default with respect to any material term or condition thereof, nor has any event occurred which, through the passage of time or the giving of notice, or both, would constitute a default thereunder or would cause the acceleration of any obligation of any party thereto. Neither Valley Federal nor any Valley Federal Subsidiary has received notice from any governmental agency of any alleged violation of applicable laws that remains unresolved respecting employment and employment practices, terms and conditions of employment and wages and hours. Valley Federal and each Valley Federal Subsidiary have complied in all material respects with all applicable laws, rules and regulations relating to the employment of labor, including those related to its employment practices, employee disabilities, wages, hours, collective bargaining and the payment and withholding of taxes and other sums as required by the appropriate governmental authorities, except for failures to comply with such laws which would not have a material adverse effect on the business or operations of Valley Federal and the Valley Federal Subsidiaries taken as a whole, and Valley Federal and each Valley Federal Subsidiary have withheld and paid to the appropriate governmental authorities or are holding for payment not yet due to such authorities, all amounts required to be withheld from the employees of Valley Federal and each Valley Federal Subsidiary and are not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing. Except as set forth in Schedule 5.17, there is no: unfair labor practice complaint against Valley Federal or any Valley Federal Subsidiary pending before the National Labor Relations Board or any state or local agency; pending labor strike or other labor trouble affecting Valley Federal or any Valley Federal Subsidiary; labor grievance pending against Valley Federal or any Valley Federal Subsidiary; pending representation question respecting the employees of Valley Federal or any Valley Federal Subsidiary; pending arbitration proceedings arising out of or under any collective bargaining agreement to which Valley Federal or any Valley Federal Subsidiary is a party, or to the best knowledge of Valley Federal, any basis for which a claim may be made under any collective bargaining agreement to which Valley Federal or any Valley Federal Subsidiary is a party.

                 5.18 Capitalization of Valley Federal. The authorized capital stock of Valley Federal consists of 15,000,000 shares of common stock having a par value of $0.01 per share (the "Valley Federal Common Stock"), 5,000,000 shares of serial preferred stock having a par value of $0.01 per share (the "Valley Federal Preferred Stock") and no other class of equity security. As of the date of this Combination





                 AGREEMENT AND PLAN OF COMBINATION  -  PAGE 36

Agreement, 361,000 shares of Valley Federal Common Stock were issued and outstanding, no shares of Valley Federal Common Stock were held by Valley Federal as treasury stock and no shares of Valley Federal Preferred Stock were issued and outstanding. All of the outstanding Valley Federal Common Stock is validly issued, fully-paid and nonassessable and has not been issued in violation of any preemptive rights of any Valley Federal Stockholder. Except as described in Section 2.7 of this Combination Agreement or as described on
Schedule 5.18 hereto, as of the date hereof, there are no outstanding securities or other obligations which are convertible into Valley Federal Common Stock or into any other equity or debt security of Valley Federal, and there are no outstanding options, warrants, rights, scrip, rights to subscribe to, calls or other commitments of any nature which would entitle the holder, upon exercise thereof, to be issued Valley Federal Common Stock or any other equity or debt security of Valley Federal. Accordingly, immediately prior to the Effective Time of the Merger, there will be not more than (nor less than) 361,000 shares of Valley Federal Common Stock issued and outstanding, plus that number of shares issued pursuant to the exercise of any Valley Federal Stock Options. Except as set forth in Schedule 5.18 hereto, Valley Federal owns and is the beneficial record holder of, and has good and freely transferable title to, all shares of common stock outstanding of each of its Subsidiaries, free and clear of all liens, charges or encumbrances. Since October 16, 1987, the Valley Federal Common Stock has been continuously listed on the NASDAQ, an interdealer quotation system, by the National Association of Securities Dealers.

                 5.19 Sole Agreement. With the exception of this Combination Agreement and the Plan of Combination, neither Valley Federal nor any Valley Federal Subsidiary has been or is a party to: any letter of intent or agreement to merge, to consolidate, to sell or purchase assets (other than in the normal course of its business) or to any other agreement which contemplates the involvement of Valley Federal or any Valley Federal Subsidiary (or any of their assets) in any business combination of any kind; or any agreement obligating Valley Federal to issue or sell or authorize the issuance, sale or transfer of Valley Federal Common Stock, Valley Federal Stock or any other capital stock of Valley Federal. Except as described in Section 2.7,
Schedule 5.18 and Schedule 5.19 hereto, there are no (nor will there be at the Effective Time of the Merger any) shares of capital stock or other equity securities of Valley Federal outstanding, except for shares of Valley Federal Common Stock presently issued and outstanding, and there are no (nor will there be at the Effective Time of the Merger any) outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of Valley Federal, or contracts, commitments, understandings, or arrangements by which Valley Federal is or may be bound to issue additional shares of its capital stock or options, warrants, or rights to purchase or acquire any additional shares of its capital stock. There are no (nor will there be at the Effective Time of the Merger any) contracts, commitments, understandings, or arrangements by which Valley Federal or any Valley





                 AGREEMENT AND PLAN OF COMBINATION  -  PAGE 37

Federal Subsidiary is or may be bound to transfer or issue to any third party any shares of the capital stock of any Valley Federal Subsidiary, and there are no (nor will there be at the Effective Time of the Merger any) contracts, agreements, understandings or commitments relating to the right of Valley Federal to vote or to dispose of any such shares.

                 5.20 Disclosure. The information concerning, and representations and warranties made by Valley Federal set forth in this Combination Agreement, or in the Disclosure Schedules of Valley Federal, or in any document, statement, certificate or other writing furnished or to be furnished by Valley Federal to UPC and INTERIM pursuant hereto, does not and will not contain any untrue statement of a material fact or omit and will not omit to state a material fact required to be stated herein or therein necessary to make the statements and facts contained herein or therein, in light of the circumstances in which they were or are made, not false or misleading. Copies of all documents heretofore or hereafter delivered or made available to UPC by Valley Federal pursuant hereto were or will be complete and accurate copies of such documents.


                 5.21 Absence of Undisclosed Liabilities. Except as described in Schedule 5.21 hereto, neither Valley Federal nor any Valley Federal Subsidiary has any obligation or liability (contingent or otherwise) that is material to the financial condition or operations of Valley Federal or any Valley Federal Subsidiary, or that, when combined with all similar obligations or liabilities, would be material to the financial condition or operations of Valley Federal or any Valley Federal Subsidiary (i) except as disclosed in the Audited Financial Statements of Valley Federal delivered to UPC prior to the date of this Combination Agreement or (ii) except obligations or liabilities incurred in the ordinary course of its business consistent with past practices or (iii) except as contemplated under this Combination Agreement. Since September 30, 1994, neither Valley Federal nor any Valley Federal Subsidiary has incurred or paid any obligation or liability which would be material to the financial condition or operations of Valley Federal or such Valley Federal Subsidiary, except for obligations paid in connection with transactions made by it in the ordinary course of its business consistent with past practices, laws and regulations applicable to Valley Federal or any Valley Federal Subsidiary.

                 5.22     Classified Assets.  Except as disclosed in Schedule
5.22 hereto, as of the date thereof, Valley Federal has no Loan which has been criticized or classified by bank examiners representing any Regulatory Authority or by its independent auditors as "Other Assets Especially Mentioned," "Substandard," "Doubtful" or "Loss" or as a "Potential Problem Loan," as defined under the SEC's Guide 3 to the 1933 Act.





                 AGREEMENT AND PLAN OF COMBINATION  -  PAGE 38

                          In the opinion of Valley Federal management, the net
book value of ORE on the Balance Sheet of Valley Federal Financial Statements is no greater than the net realizable value of the ORE in accordance with Statement of Position 92-3.

                 5.23 Compliance with Laws. Valley Federal and each Valley Federal Subsidiary:

                          (a)     To the best knowledge of Valley Federal, is
in compliance with all laws, rules, regulations, reporting and licensing requirements, and orders applicable to its business or employees conducting its business (including, but not limited to, those relating to consumer disclosure and currency transaction reporting) the breach or violation of which would or could reasonably be expected to have a material adverse effect on the financial condition or operations of Valley Federal or any Valley Federal Subsidiary taken as a whole, or which would or could reasonably be expected to subject Valley Federal or any Valley Federal Subsidiary or any of its directors or officers to civil money penalties; and

                          (b)     Has received no notification or communication
from any agency or department of federal, state, or local government or any of the Regulatory Authorities, or the staff thereof (i) asserting that Valley Federal or any Valley Federal Subsidiary is not in compliance with any of the statutes, rules, regulations, or ordinances which such governmental authority or Regulatory Authority enforces, which, as a result of such noncompliance, would result in a material adverse impact on Valley Federal or any Valley Federal Subsidiary, (ii) threatening to revoke any license, franchise, permit, or governmental authorization which is material to the financial condition or operations of Valley Federal or any Valley Federal Subsidiary, or (iii) requiring Valley Federal or any Valley Federal Subsidiary to enter into a cease and desist order, consent, agreement, or memorandum of understanding.

                 5.24     Employee Benefit Plans.

                          (a)     Valley Federal has previously made available
to UPC true and complete copies of each "employee benefit plan," as defined in ERISA, which, to the best of its knowledge, is subject to any provision of ERISA and covers any employee, whether active or retired, of Valley Federal or any Valley Federal Subsidiary, together with the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) prepared in connection with any such plan. Such plans are hereinafter referred to collectively as the "Employee Plans", and each such Employee Plan is listed in Schedule 5.24(a) hereto. To the best knowledge of Valley Federal, each Employee Plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code, is so qualified. Except as disclosed in Schedule 5.24(a) hereto, all Employee Plans were in effect for substantially all of calendar year 1994 and there has been no material





                 AGREEMENT AND PLAN OF COMBINATION - PAGE 39 amendment thereof (other than amendments required to comply with applicable law) or material increase in the cost thereof or benefits thereunder on or after January 1, 1995.

                          (b)     Valley Federal has made available to UPC true
and complete copies and descriptions of each plan or arrangement maintained or otherwise contributed to by Valley Federal or any Valley Federal Subsidiary which is not an Employee Plan and which (exclusive of base salary and base wages) provides for any form of current or deferred compensation, bonus, stock option, profit sharing, benefit, retirement, incentive, group health or insurance, welfare plan (including, but not limited to, "employee welfare benefit plans" as that term is defined in ERISA), or similar plan or arrangement for the benefit of any employee or class of employees, whether active or retired, of Valley Federal or any Valley Federal Subsidiary (such plans and arrangements being collectively referred to herein as "Benefit Arrangements" and all such Benefit Arrangements of Valley Federal and Valley Federal's Subsidiaries are listed on Schedule 5.24(b) hereto). Except as disclosed in Schedule 5.24(b) hereto, there are no other Benefit Arrangements of the Valley Federal Companies and all Benefit Arrangements which are in effect were in effect for substantially all of calendar year 1995. Except as disclosed in Schedule 5.24(b) hereto or as was required by applicable law, there has been with respect to Benefit Arrangements no material amendment thereof or material increase in the cost thereof or benefits payable thereunder on or after January 1, 1995, and no material increase in the base salary and wage levels of Valley Federal or any Valley Federal Subsidiary other than in the ordinary course of business, and except in the ordinary course of business, no change in the terms or conditions of employment (including severance benefits) compared, in each case, to those prevailing for substantially all of calendar year 1995. Except as disclosed in Schedule 5.24(b) hereto, there has been no material increase in the compensation of or benefits payable to any senior executive employee of Valley Federal or any Valley Federal Subsidiary since January 1, 1995, other than in the ordinary course of business, nor any employment, severance or similar contract entered into with any such employee, nor any amendment to any such contract, since January 1, 1995. Except as disclosed in Schedule 5.24(b) hereto, there is no contract, agreement or Benefit Arrangement covering any employee of Valley Federal or any Valley Federal Subsidiary which individually or collectively could give rise to the payment of any amount which would constitute an "excess parachute payment," as such term is defined in Section 280(G) of the Internal Revenue Code.

                          (c)     With respect to all Employee Plans and
Benefit Arrangements, Valley Federal and each Valley Federal Subsidiary are in substantial compliance with the requirements prescribed by any and all statutes, governmental or court orders, or rules or regulations currently in effect, including but not limited to ERISA and the Internal Revenue Code, applicable to such Employee Plans or Benefit Arrangements except to the extent that any such non- compliance would not have a material adverse effect on the financial condition, operations or prospects of Valley Federal. To the best knowledge of





                 AGREEMENT AND PLAN OF COMBINATION  -  PAGE 40

Valley Federal, no condition exists that could constitute grounds for the termination of any Employee Plan under Section 4042 of ERISA. To the best knowledge of Valley Federal no "prohibited transaction," as defined in Section 406 of ERISA and Section 4975 of the Internal Revenue Code, has occurred with respect to any Employee Plan, or any other employee benefit plan maintained by Valley Federal or any Valley Federal Subsidiary which is covered by Title I of ERISA, which could subject any person (other than a person for whom neither Valley Federal nor any Valley Federal Subsidiary is directly or indirectly responsible) to liability under Title I of ERISA or to the imposition of any tax under Section 4975 of the Internal Revenue Code which could have an adverse effect on the business, assets, financial condition, results of operations or prospects of any Valley Federal Company. To the best knowledge of Valley Federal, no Employee Plan subject to Part III of Subtitle B of Title I of ERISA or Section 412 of the Internal Revenue Code, or both, has incurred any "accumulated funding deficiency," as defined in Section 412 of the Code, whether or not waived. Neither Valley Federal nor any Valley Federal Subsidiary has failed to make any contribution or pay any amount due and owing as required by the terms of any Employee Plan or Benefit Arrangement. No Benefit Arrangement has incurred, nor does any Benefit Arrangement have, on a current basis, any unfunded plan liabilities, whether or not waived. Neither Valley Federal nor any Valley Federal Subsidiary has incurred or expects to incur, directly or indirectly, any liability under Title IV of ERISA arising in connection with the termination of, or a complete or partial withdrawal from, any plan covered or previously covered by Title IV of ERISA which could constitute a liability of UPC or any of its Affiliates (including Valley Federal or any Valley Federal Subsidiary) at or after the Effective Time of the Merger. Except as disclosed in Schedule 5.24(c) hereto, to the best knowledge, information and belief of Valley Federal, no condition exists that could subject any person (other than a person for whom neither Valley Federal nor any Valley Federal Subsidiary is directly or indirectly responsible) to liabilities, damages, losses, taxes or sanctions that arise under Sections 106(b), 162(i) and 4980B of the Internal Revenue Code or Sections 601 through 608 of ERISA for failure to comply with the continuation health care coverage requirements of Sections 162(k) and 4980B of the Internal Revenue Code with respect to any current or former employee, including their beneficiaries, of Valley Federal or any Valley Federal Subsidiary.

                          (d)     Except as described in Schedule 5.24(d)
hereto, each Employee Plan or Benefit Arrangement and each personal services contract, fringe benefit, consulting contract or similar arrangement with or for the benefit of any officer, director, employee or other person can be terminated by Valley Federal (or by INTERIM as the Resulting Bank) within a period of 30 days following the Effective Time of the Merger, without payment of any amount as a penalty, bonus, premium, severance pay or other compensation for such termination.





                 AGREEMENT AND PLAN OF COMBINATION  -  PAGE 41

                 5.25 Material Contracts. Except as reflected in the Audited Financial Statements of Valley Federal, or as described in Schedule
5.25 hereto, neither Valley Federal nor any Valley Federal Subsidiary, nor any of their respective assets, businesses, or operations, is as of the date of this Combination Agreement a party to, or is bound or affected by, or receives benefits under any contract or agreement or amendment thereto that in each case would (assuming that each were a reporting company under the 1934 Act, whether or not it is so registered) be required to be filed as an exhibit to an Annual Report on Form 10-K filed by Valley Federal as of the date of this Combination Agreement that has not already been filed as an exhibit to Valley Federal's Form 10-K filed for the fiscal year ended September 30, 1995, or in any other SEC Document filed prior to the date of this Combination Agreement.

                 5.26 Material Contract Defaults. Neither Valley Federal nor any Valley Federal Subsidiary is in default in any material respect under any contract, agreement, commitment, arrangement, lease, insurance policy, or other instrument to which it is a party or by which its respective assets, business, or operations may be bound or affected or under which it or its respective assets, business, or operations receives benefits, and which default is reasonably expected to have either individually or in the aggregate a material adverse effect on Valley Federal or any Valley Federal Subsidiary taken as a whole, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

                 5.27 Reports. Since January 1, 1993, Valley Federal has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) the FDIC; (ii) the OTS, including, but not limited to, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Reports on Forms 8-K, and proxy statements; and (iii) any other applicable federal or state securities or banking authorities (except, in the case of federal or state securities authorities, filings that are not material). Except as set forth in Schedule 5.27, as of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all of the requirements of their respective forms and all of the statutes, rules, and regulations enforced or promulgated by the Regulatory Authority with which they were filed. All such reports were true and complete in all material respects and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Valley Federal has previously made available to UPC true and correct copies of all such reports filed by Valley Federal after January 1, 1993.

                 5.28 Statements True and Correct; Disclosure Schedule. (a) None of the information prepared by, or on behalf of, Valley Federal or any Valley Federal Subsidiary regarding Valley Federal, or any Valley Federal Subsidiary included or to be included in





                 AGREEMENT AND PLAN OF COMBINATION - PAGE 42 the Proxy Statement to be mailed to Valley Federal's stockholders in connection with the Shareholders Meeting, and any other documents to be filed with the SEC, or any other Regulatory Authority in connection with the transaction contemplated herein, will, at the respective times such documents are filed, and, with respect to the Proxy Statement, when first mailed to the stockholders of Valley Federal, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Stockholders Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Stockholders Meeting. All documents which Valley Federal or any Valley Federal Subsidiary is responsible for filing with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable law, including applicable provisions of the Securities Laws and the rules and regulations issued thereunder.

                          (b)     The Valley Federal Disclosure Schedule sets
forth, among other things, exceptions to Valley Federal's representations and warranties in this Article 5. While Valley Federal has used its best efforts to identify in the Disclosure Schedule the particular representation or warranty to which each such exception relates, each such exception shall be deemed disclosed for purposes of all representations and warranties in this
Article 5. The mere inclusion of an exception in the Disclosure Schedule shall not be deemed an admission by Valley Federal that such exception represents a material fact, event or circumstance.

                 5.29     Exchange Act and Listing Filings.

                          (a)     The outstanding shares of Valley Federal
Common Stock are registered with the OTS pursuant to the 1934 Act and Valley Federal has filed with the OTS all material forms and reports required by laws to be filed by Valley Federal with the OTS, which forms and reports, taken as a whole, are true and correct in all material respects, and do not misstate a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

                          (b)     The outstanding shares of Valley Federal
Common Stock are listed for trading on the NASDAQ (under the symbol "VAFD") pursuant to the listing rules of the NASDAQ and Valley Federal has filed with the NASDAQ all material forms and reports required by law to be filed by Valley Federal with the NASDAQ, which forms and reports, taken as a whole, are true and correct in all material respects, and do not misstate a material fact or omit to state a material fact required to be stated therein or





                 AGREEMENT AND PLAN OF COMBINATION - PAGE 43 necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.


                                   ARTICLE 6

                                COVENANTS OF UPC


                 6.1 Approvals. Within thirty (30) days after execution of this Combination Agreement, UPC shall file any and all applications with the appropriate government Regulatory Authorities in order to obtain the Government Approvals and shall take such other actions as may be reasonably required to consummate the transactions contemplated in this Combination Agreement and the Plan of Combination with reasonable promptness. UPC shall, at least five days prior to filing such applications, provide Valley Federal with copies thereof for its review. UPC shall pay all fees and expenses arising in connection with such applications for regulatory approval and for all SEC filing fees and the costs of qualifying the shares of UPC Common Stock under State blue sky laws as necessary. UPC agrees to provide the appropriate Regulatory Authorities with the information required by such authorities in connection with UPC's applications for regulatory approval and UPC agrees to use its best efforts to obtain such regulatory approvals, and any other approvals and consents as may be required for the Closing, as promptly as practicable; provided, however, that nothing in this Section 6.1 shall be construed to obligate UPC to take any action to meet any condition required to obtain prior regulatory approval if UPC shall, reasonably, deem such condition to constitute a significant impediment upon UPC's ability to carry on its business or acquisition programs or to require UPC to increase UPC's capital ratios to amounts in excess of the Federal Reserve's minimum capital ratio guidelines which may be in effect from time to time. UPC shall not knowingly take any action or omit to take any action during the term of this Combination Agreement which would, in any material manner, adversely affect the receipt by UPC of the Government Approvals or adversely affect the ability of UPC to perform its obligations under this Combination Agreement or adversely affect the qualification of the Merger as a tax free reorganization under Section 368 of the Internal Revenue Code or adversely affect the qualification of the Merger for pooling of interests accounting treatment. Subject to the terms and conditions of this Combination Agreement, UPC and INTERIM agree to use all reasonable efforts and to take, or to cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable laws and regulations to consummate and make effective, with reasonable promptness after the date of this Combination Agreement, the transaction contemplated by the Combination Agreement, including, without limitation, using reasonable efforts to lift or rescind any injunction or restraining or other order adversely affecting, in any material manner, the ability of the Parties to consummate the





                 AGREEMENT AND PLAN OF COMBINATION - PAGE 44 transaction contemplated by this Combination Agreement. UPC shall use, and shall cause each of its Subsidiaries to use, its reasonable best efforts to obtain consents of all third parties and Regulatory Authorities necessary or desirable for the consummation of each of the transactions contemplated by this Combination Agreement. UPC agrees that it will, in its capacity as sole shareholder of INTERIM, vote to approve this Agreement and the Plan of Combination.

                 6.2 Registration of UPC Common Stock under the Securities Laws. UPC shall cooperate with Valley Federal in the preparation of the Valley Federal Proxy Statement to be used at the Shareholders Meeting (and which shall serve also as UPC's prospectus with respect to UPC's issuance of shares of the UPC Common Stock) and shall cause a registration statement on the appropriate form of the SEC to be prepared and filed so as to cause any shares of UPC Common Stock which may be delivered to the Valley Federal Record Holders in payment of the Consideration to be registered under the 1933 Act and to be duly qualified under appropriate state securities laws. UPC shall also list for trading on the New York Stock Exchange the UPC Common Stock. Such registration, qualification and listing shall be effected prior to the Closing.

                 6.3 Employee Benefits. Except as otherwise contemplated in the Letter Agreement between the parties of even date herewith, following the consummation of the transactions contemplated herein, UPC shall not be obligated to make further contributions to any of the Employee Plans or Benefit Arrangements of Valley Federal or the Valley Federal Subsidiaries and all employees of Valley Federal and the Valley Federal Subsidiaries immediately prior to the Effective Time of the Merger who shall continue as employees of the Resulting Bank or as employees of any other UPC Subsidiary will be afforded the opportunity to participate in any employee benefit plans maintained by UPC or UPC's Subsidiaries, including but not limited to any "employee benefit plan," as that term is defined in ERISA, on an equal basis with employees of UPC or any UPC Subsidiaries with comparable positions, compensation, and tenure. Service with Valley Federal or with any Valley Federal Subsidiary prior to the Effective Time of the Merger by such former Valley Federal Company employees will be deemed service with UPC for purposes of determining eligibility for participation and vesting (but not for any benefit accruals) in such employee benefit plans of UPC and UPC's Subsidiaries.

                 6.4 Indemnification. (a) From and after the Effective Date of the Merger, UPC shall indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Date of the Merger, an officer, employee, or director of Valley Federal, or any of its subsidiaries (the "Indemnified Parties") against all losses, claims, damages, costs, expenses (including reasonable attorneys' fees), liabilities or judgments or amounts that are paid in settlement





                 AGREEMENT AND PLAN OF COMBINATION  -  PAGE 45

(which settlement shall require the prior written consent of UPC, which consent shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation (a "Claim") in which an Indemnified Party is, or is threatened to be made, a party or a witness based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of Valley Federal or any of its subsidiaries if such Claim pertains to any matter of fact arising, existing, or occuring prior to the Effective Date of the Merger (including, without limitation, the Merger and other transactions contemplated by this Agreement or the Plan of Combination) regardless of whether such Claim is asserted or claimed prior to, at or after the Effective Date of the Merger (the "Indemnified Liabilities") to the full extent permitted under applicable federal law as of the date hereof or amended prior to the Effective Date of the Merger and under the Valley Federal Charter or Bylaws as in effect on the date hereof (and UPC shall pay expenses in advance of the full disposition of any such action or proceeding to each of the Indemnified Parties to the full extent permitted by law and under the Valley Federal Charter or Bylaws). Any Indemnified Party wishing to claim indemnification under this provision, upon learning of any claim, shall notify UPC (but the failure to so notify UPC shall not relieve UPC from any liability which UPC may have under this section except to the extent UPC is materially prejudiced thereby). Notwithstanding the foregoing, the Indemnified Parties as a group may retain only one law firm to represent them with respect to each matter under this section unless there is, under applicable standards of professional conduct, a conflict on any one significant issue between the positions of any two or more Indemnified Parties.

                 (b) From and after the Effective Date of the Merger, the directors, officers and employees of Valley Federal and its subsidiaries who become directors, officers, or employees of UPC or any of its subsidiaries, (i) except for the indemnification rights set forth in subparagraph (a) above, shall have indemnification rights with prospective application only and (ii) shall be covered on a prospective basis by UPC's directors and officers liability insurance policy on a basis at least equal to the coverage provided to persons in similar positions at UPC. The prospective indemnification rights shall consist of such rights to which directors, officers or employees of UPC are entitled under the provisions of the Charter of UPC, as in effect from time to time after the Effective Date of the Merger, as applicable, and provisions of applicable law as in effect from time to time after the Effective Date of the Merger.

                 (c) The obligations of UPC provided under this Section 6.4 are intended to benefit, and be enforceable against UPC directly by, the Indemnified Parties, and shall be binding on all respective successors of UPC.





                 AGREEMENT AND PLAN OF COMBINATION  -  PAGE 46

                                   ARTICLE 7

                          COVENANTS OF VALLEY FEDERAL


                 7.1 Proxy Statement; Valley Federal Stockholder Approval. Valley Federal shall call the Stockholders Meeting to be held as soon as reasonably practicable after the date of this Combination Agreement and shall use its best efforts to ensure that such meeting is held not later than 45 days after the registration has been declared effective by the SEC and proxy materials cleared by the OTS, for the purpose of (i) approving this Combination Agreement and the Plan of Combination, and (ii) such other related matters as it deems appropriate. In connection with the Stockholders Meeting, (i) Valley Federal shall, with UPC's assistance, prepare a Proxy Statement to be filed with the OTS as part of UPC's registration statement (which shall be filed with the SEC) and with any other appropriate Regulatory Authority; shall mail or cause to be mailed such Proxy Statement to its shareholders and shall provide UPC the opportunity to review and comment on the Proxy Statement at least five
(5) business days prior to the filing of the Proxy Statement with the Regulatory Authorities for prior review and at least five (5) business days prior to the mailing of the Proxy Statement to the Valley Federal Stockholders;
(ii) the Parties shall furnish to each other all information concerning them that the other Party may reasonably request in connection with the preparation of such Proxy Statement; (iii) the Board of Directors of Valley Federal shall recommend (subject to compliance with their legal and fiduciary duties as advised by outside counsel) to Valley Federal Stockholders the approval of this Combination Agreement and the Plan of Combination; and (iv) Valley Federal shall use its best efforts, subject to compliance with its legal and fiduciary duty as advised by outside counsel, to obtain such Valley Federal Stockholders' approvals.

                 7.2 Conduct of Business -- Affirmative Covenants. Unless the prior written consent of UPC shall have been obtained and, except as otherwise contemplated herein:

                          (a)     Valley Federal shall, and shall cause each
Valley Federal Subsidiary to:

                                  (i)      Operate its business only in the
usual, regular, and ordinary course;

                                  (ii)     Preserve intact its business
organizations and assets and to maintain its rights and franchises;





                 AGREEMENT AND PLAN OF COMBINATION  -  PAGE 47

                                  (iii)    Take no action, unless otherwise
required by law, rules or regulation, that would (A) adversely affect the ability of any of them or UPC to obtain any necessary approvals of Regulatory Authorities required to consummate the transactions contemplated by this Combination Agreement, or (B) adversely affect the ability of such Party to perform its covenants and agreements under this Combination Agreement;

                                  (iv)     Except as they may terminate in
accordance with their terms, keep in full force and effect, and not default in any of their obligations under, all material contracts;

                                  (v)      Keep in full force and effect
insurance coverage with responsible insurance carriers which is reasonably adequate in coverage and amount for companies the size of Valley Federal or such Valley Federal Subsidiary and for the businesses and properties owned by each and in which each is engaged, to the extent that such insurance is reasonably available; and give notice, in accordance with the terms and conditions of its current policies, of any existing or potential claims arising out of events and circumstances occuring during the effective time of such policies.

                                  (vi)     Use its best efforts to retain
Valley Federal's present customer base and to facilitate the retention of such customers by the Resulting Bank and its branches after the Effective Time of the Merger; and

                                  (vii)    Maintain, renew, keep in full force
and effect, and preserve its business organization and material rights and franchises, permits and licenses, and to use its best efforts to maintain positive relations with its present employees so that such employees will continue to perform effectively and will be available to Valley Federal, or UPC and UPC's Subsidiaries at and after the Effective Time of the Merger, and to use its best efforts to maintain its existing, or substantially equivalent, credit arrangements with banks and other financial institutions and to assure the continuance of Valley Federal's customer relationships;

                          (b)     Valley Federal agrees to use its best efforts
to assist UPC in obtaining the Government Approvals necessary to complete the transactions contemplated hereby and do not know of any reason that such Government Approvals cannot be obtained, and Valley Federal shall provide to UPC or to the appropriate governmental authorities all information reasonably required to be submitted in connection with obtaining such approvals;

                          (c)     Valley Federal, at its own cost and expense,
shall use its best efforts to secure all necessary consents and all consents and releases, if any, required of Valley Federal, or third parties and shall comply with all applicable laws, regulations





                 AGREEMENT AND PLAN OF COMBINATION - PAGE 48 and rulings in connection with this Combination Agreement and the consummation of the transactions contemplated hereby;

                          (d)     At all times until, and as of, the Closing,
Valley Federal shall inform UPC in writing of any and all facts necessary to amend or supplement the representations and warranties made herein and the Schedules attached hereto as necessary so that the information contained herein and therein will accurately reflect the current status of Valley Federal; provided, however, that any such updates to Schedules shall be required prior to the Closing only with respect to matters which represent material changes to the Schedules and the information contained therein; and provided further, that before such amendment, supplement or update may be deemed to be a part of this Combination Agreement, UPC shall have agreed in writing to each amendment, supplement or update to the Schedules made subsequent to the date of this Combination Agreement as an amendment to this Combination Agreement;

                          (e)     On and after the Closing Date, Valley Federal
shall give such further assistance to UPC and shall execute, acknowledge and deliver all such documents and instruments as UPC may reasonably request and take such further action as may be necessary or appropriate effectively to consummate the transaction contemplated by this Combination Agreement;

                          (f)     Between the date of this Combination
Agreement and the Closing Date, Valley Federal shall afford UPC and its authorized agents and representatives reasonable access during normal business hours to the properties, operations, books, records, contracts, documents, loan files and other information of, or relating to Valley Federal and its Subsidiaries (other than information with respect to the deliberations of Valley Federal concerning this Agreement, the Merger and the transactions contemplated hereby). Valley Federal shall provide reasonable assistance to UPC in its investigation of matters relating to Valley Federal and its Subsidiaries; any nonpublic information provided by Valley Federal to UPC shall be kept confidential by UPC pursuant to the provisions of Section 2.4 herein; and

                          (g)     Subject to the terms and conditions of this
Combination Agreement, Valley Federal agrees to use all reasonable efforts and to take, or to cause to be taken, all actions, and to do, or to cause to be done, all things necessary, proper, or advisable under applicable laws and regulations to consummate and make effective, with reasonable promptness after the date of this Combination Agreement, the transaction contemplated by this Combination Agreement, including, without limitation, using reasonable efforts to lift or rescind any injunction or restraining or other order adversely affecting the ability of the Parties to consummate the transaction contemplated by this Combination Agreement. Valley Federal shall use, and shall cause each of its Subsidiaries to use, its and their best efforts to obtain consents of all third parties and





                 AGREEMENT AND PLAN OF COMBINATION  -  PAGE 49

Regulatory Authorities necessary or desirable for the consummation of each of the transactions contemplated by this Combination Agreement.

                          (h)     Shall cause the Valley Federal Common Stock
to continue at all times through the Effective Time of the Merger to be listed on the NASDAQ exchange.


                 7.3 Conduct of Business -- Negative Covenants. From the date of this Combination Agreement until the earlier of the Effective Time of the Merger or the termination of this Combination Agreement, Valley Federal covenants and agrees that it will not do, nor agree or commit to do, nor permit any Valley Federal Subsidiary to do or commit or agree to do any of the following without the prior written consent of the chief executive officer, president, or chief financial officer of UPC, which consent will not be unreasonably withheld:

                          (a)     Except as expressly contemplated by this
Combination Agreement or the Plan of Combination, amend its Charter or Bylaws;
or

                          (b)     Impose, or suffer the imposition, on any
share of capital stock held by it or by any of its Subsidiaries of any lien, charge, or encumbrance, or permit any such lien, charge, or encumbrance to exist; or

                          (c)     (i) Repurchase, redeem, or otherwise acquire
or exchange, directly or indirectly, any shares of its capital stock or other equity securities or any securities or instruments convertible into any shares of its capital stock, or any rights or options to acquire any shares of its capital stock or other equity securities except as expressly permitted by this Combination Agreement or the Plan of Combination; or (ii) split or otherwise subdivide its capital stock; or (iii) recapitalize in any way; or (iv) declare a stock dividend on the Valley Federal Common Stock; or (v) pay any cash dividend on the Valley Federal Common Stock other than its normal cash dividend of not more than $0.60 per share, the declaration date of which shall be in accordance with past practice; or

                          (d)     Except as expressly permitted by this
Combination Agreement, acquire direct or indirect control over any corporation, association, firm, organization or other entity, other than in connection with
(i) mergers, acquisitions, or other transactions approved in writing by UPC,
(ii) internal reorganizations or consolidations involving existing Subsidiaries, (iii) foreclosures in the ordinary course of business and not knowingly exposing it to liability by reason of Hazardous Substances, (iv) acquisitions of control in its fiduciary capacity, or (v) the creation of new subsidiaries organized to conduct or continue activities otherwise permitted by this Combination Agreement; or





                 AGREEMENT AND PLAN OF COMBINATION  -  PAGE 50

                          (e)     Except as expressly permitted by this
Combination Agreement or the Plan of Combination, to (i) issue, sell, agree to sell, or otherwise dispose of or otherwise permit to become outstanding any additional shares of Valley Federal Common Stock, (except upon exercise of a stock option described in Section 2.7 herein), Valley Federal Preferred Stock or any other capital stock of Valley Federal or of any Valley Federal Subsidiary, or any stock appreciation rights, or any option, warrant, conversion, call, scrip, or other right to acquire any such stock, or any security convertible into any such stock, unless any such shares of such stock are directly sold or otherwise directly transferred to Valley Federal or any Valley Federal Subsidiary, or are issued in connection with any of the above-described securities encompassed in the Valley Federal Option Plans, or
(ii) sell, agree to sell, or otherwise dispose of any substantial part of the assets or earning power of Valley Federal or of any Valley Federal Subsidiary; or (iii) sell, agree to sell, or otherwise dispose of any asset of Valley Federal or any Valley Federal Subsidiary other than in the ordinary course of business for reasonable and adequate consideration; or (iv) buy, agree to buy or otherwise acquire a substantial part of the assets or earning power of any other Person or entity; or

                          (f)     Incur, or permit any Valley Federal
Subsidiary to incur, any additional debt obligation or other obligation for borrowed money [other than (i) in replacement of existing short-term debt with other short-term debt of an equal or lesser amount, or (ii) financing of banking related activities consistent with past practices,] in excess of an aggregate of $50,000 (for Valley Federal and its Subsidiaries on a consolidated basis) except in the ordinary course of the business of Valley Federal or such Valley Federal Subsidiary consistent with past practices (and such ordinary course of business shall include, but shall not be limited to, creation of deposit liabilities, entry into repurchase agreements or reverse repurchase agreements, purchases or sales of federal funds, Federal Reserve advances, FHLB advances and sales of certificates of deposit); or

                          (g)     Grant any increase in compensation or
benefits to any of its employees, directors or officers, except in accordance with past practices or as required by law; pay any bonus except in accordance with past practices; enter into any severance agreements with any of its directors, officers or employees; or effect any change in retirement benefits for any class of its employees, directors or officers, unless such change is required by applicable law; or

                          (h)     Amend any existing employment contract
between it and any person having a salary thereunder in excess of $30,000 per year (unless such amendment is required by law) to increase the compensation or benefits payable thereunder, except that any increase in accordance with past practices shall be permitted; or to enter into any new employment contract with any person having an annual salary thereunder in excess of $30,000 that Valley Federal or its respective successors do not





                 AGREEMENT AND PLAN OF COMBINATION - PAGE 51 have the unconditional right to terminate without liability (other than liability for services already rendered), at any time on or after the Effective Time of the Merger; or

                          (i)     Adopt any new employee benefit plan or
terminate or make any material change in or to any existing employee benefit plan other than any change that is required by law or that, in the opinion of counsel, is necessary or advisable to maintain the tax-qualified status of any such plan; or

                          (j)     Enter into any new lease agreements that are
material to Valley Federal or any Valley Federal Subsidiary; or

                          (k)     Make any capital expenditure except for
ordinary purchases, repairs, renewals or replacements; or

                          (l)     Enter into any transactions other than in the
ordinary course of business; or

                          (m)     Grant or commit to grant any new extension of
credit to any officer, director or holder of 5% or more of the outstanding Valley Federal Common Stock, or to any corporation, partnership, trust or other entity controlled by any such person, if such extension of credit, together with all other credits then outstanding to the same borrower and all affiliated persons of such borrower, would exceed two percent (2%) of the capital of Valley Federal or amend the terms of any such credit outstanding on the date hereof.

                 7.4      Conduct of Business -- Certain Actions.

                          (a)     Except to the extent necessary to consummate
the transactions specifically contemplated by this Combination Agreement, Valley Federal shall not, and shall use its best efforts to ensure that its respective directors, officers, employees, and advisors do not, directly or indirectly, institute, solicit, or knowingly encourage (including by way of furnishing any information not legally required to be furnished) any inquiry, discussion, or proposal, or participate in any discussions or negotiations with, or provide any confidential or non-public information to, any corporation, partnership, person or other entity or group (other than to UPC or any UPC Subsidiary) concerning any "Acquisition Proposal" (as defined below), except for actions reasonably considered by the Board of Directors of Valley Federal, based upon the advice of outside legal counsel, to be required in order to fulfill its fiduciary obligations. Valley Federal shall notify UPC immediately if any Acquisition Proposal has been or should hereafter be received by Valley Federal, such notice to contain, at a minimum, the identity of such persons, and, subject to disclosure being consistent with the fiduciary obligations of Valley Federal's Board of Directors, a copy of any written inquiry, the terms of any proposal or





                 AGREEMENT AND PLAN OF COMBINATION - PAGE 52 inquiry, any information requested or discussions sought to be initiated, and the status of any reports, negotiations or expressions of interest. For purposes of this Section, "Acquisition Proposal" means any tender offer, agreement, understanding or other proposal of any nature pursuant to which any corporation, partnership, person or other entity or group, other than UPC or any UPC Subsidiary, would directly or indirectly (i) acquire or participate in a merger, share exchange, consolidation or any other business combination involving Valley Federal; (ii) acquire the right to vote ten percent (10%) or more of the Valley Federal Common Stock; or (iii) acquire a significant portion of the assets or earning power of Valley Federal.

                          (b)     As a condition of and as an inducement to
UPC's entering into this Combination Agreement, Valley Federal covenants, acknowledges, and agrees that it shall be a specific, absolute, and unconditionally binding condition precedent to Valley Federal's entering into a letter of intent, agreement in principle, or definitive agreement (whether or not considered binding, non-binding, conditional or unconditional) with any third-party with respect to an Acquisition Proposal, or supporting or indicating an intent to support an Acquisition Proposal, other than this Combination Agreement and the transactions contemplated in this Combination Agreement, regardless of whether Valley Federal has otherwise complied with the provisions of Section 7.4(a) hereof, that Valley Federal or such third-party which is a party of the Acquisition Proposal shall have paid UPC the sum of Seven Hundred Fifty Thousand Dollars ($750,000), which sum represents the (i) direct costs and expenses (including, but not limited to, fees and expenses incurred by UPC's financial or other consultants, printing costs, investment bankers, accountants, and counsel) incurred by or on behalf of UPC in negotiating and undertaking to carry out the transactions contemplated by this Combination Agreement; and (ii) indirect costs and expenses of UPC in connection with the transactions contemplated by this Combination Agreement, including UPC's management time devoted to negotiation and preparation for the transactions contemplated by this Combination Agreement; and (iii) UPC's loss as a result of the transactions contemplated by this Combination Agreement not being consummated. Accordingly, Valley Federal hereby stipulates and covenants that prior to Valley Federal's entering into a letter of intent, agreement in principle, or definitive agreement, (whether binding or non-binding, conditional or unconditional) with any third-party with respect to an Acquisition Proposal or supporting or indicating an intent to support an Acquisition Proposal, either Valley Federal or such third-party shall have paid to UPC the amount set forth above in immediately available funds to satisfy the specific, absolute, and unconditionally binding condition precedent imposed by this Section 7.4. Notwithstanding anything to the contrary in this Section 7.4(b), in the event such Acquisition Proposal should be the result of a hostile takeover of Valley Federal, any sums due UPC hereunder shall be paid only at the closing of the transactions set forth in such Acquisition Proposal. UPC acknowledges that under no circumstances shall any officer or director of Valley Federal) (unless such officer or director shall have an interest in a potential acquiring party in any Acquisition





                 AGREEMENT AND PLAN OF COMBINATION  -  PAGE 53

Proposal) be held personally liable to UPC for any amount of the foregoing payment. On payment of such amount to UPC, UPC shall have no cause of action or claim (either in law or equity) whatsoever against Valley Federal, or any officer or director of Valley Federal, with respect to or in connection with such Acquisition Proposal, this Combination Agreement or the Plan of Combination.

                          (c)     The requirements, conditions, and obligations
imposed by this Section 7.4 shall continue in full force and effect from the date of this Combination Agreement until June 30, 1996, unless and until the earlier of any of the following events shall occur, in which event Valley Federal shall not be obligated to pay the amount required by this Section 7.4 as a condition precedent to such transaction:

                                  (1)      This Combination Agreement shall
have been terminated (i) mutually by the Parties pursuant to Section 9.1(a) of this Combination Agreement; (ii) by UPC and INTERIM pursuant to Section 9.1(b) of this Combination Agreement; (iii) by UPC and INTERIM or Valley Federal pursuant to Section 9.1(c) of this Combination Agreement; (iv) by UPC and INTERIM or Valley Federal pursuant to Section 9.1(d) of this Combination Agreement; (v) by UPC and INTERIM or Valley Federal pursuant to Section 9.1(e) of this Combination Agreement, and in the case of termination pursuant to
Section 9.1(e), only on the basis of the failure to satisfy the conditions enumerated in subparagraph (2) below; (vi) by UPC and INTERIM pursuant to
Section 9.1(f) of this Combination Agreement; (vii) by UPC and INTERIM or Valley Federal pursuant to Section 9.1(g) of this Combination Agreement; (viii) by UPC and INTERIM pursuant to Section 9.1(i) of this Combination Agreement;
or

                                  (2)      In the event the Merger should not
be consummated as a result of the failure to satisfy any of the following conditions:

                                        (i)     Material inaccuracy (without
waiver thereof) of representations and warranties of UPC as contemplated by the provisions of Section 8.1(b) of this Combination Agreement;

                                        (ii)    Noncompliance by UPC or INTERIM
with their respective obligations as required by the provisions of Section 8.1(a) of this Combination Agreement;

                                        (iii)   The failure by UPC or INTERIM
to effect all corporate action necessary on their respective parts as required by the provisions of Section 8.1 of this Combination Agreement, or to satisfy the conditions set forth in Sections 8.1(d) or 8.1(g) of this Combination Agreement;





                 AGREEMENT AND PLAN OF COMBINATION  -  PAGE 54

                                        (iv)    The failure to receive the
requisite approvals as required by the provisions of Section 8.3(b) of this Combination Agreement other than any such failure arising out of any action or inaction on the part of Valley Federal ;

                                        (v)     The occurrence of material
legal proceedings as contemplated by the provisions of Section 8.3(a) of this Combination Agreement;


                                        (vi)    The failure on the part of
counsel to UPC to deliver the requisite opinion required by the provisions of
Section 8.1(e) of this Combination Agreement; or

                                        (vii)   UPC shall have determined not
to consummate the Merger pursuant to Sections 8.2(d), 8.2(e), 8.2 (h), 8.2(j), or 8.2(k)

                                        (viii)  The failure by UPC to deliver
to Valley Federal the certificates contemplated by Section 8.1(c) of this Combination Agreement.


                                   ARTICLE 8

                             CONDITIONS TO CLOSING


                 8.1 Conditions to the Obligations of Valley Federal. Unless waived in writing by Valley Federal, the obligation of Valley Federal to consummate the transaction contemplated by this Combination Agreement is subject to the satisfaction at or prior to the Closing Date of the following conditions:

                          (a)     Performance.  Each of the material acts and
undertakings of UPC and INTERIM to be performed at or prior to the Closing Date pursuant to this Combination Agreement shall have been duly performed, except for breaches of acts and undertakings which would not have or would not reasonably be expected to have, any material adverse effect on the business or operations of UPC and the UPC subsidiaries taken as a whole;

                          (b)     Representations and Warranties.  The
representations and warranties of UPC and INTERIM contained in Article 4 of this Combination Agreement shall be true and complete, in all material respects, on and as of the Effective Time of the Merger with the same effect as though made on and as of the Effective Time of the Merger; except (i) for any such representations and warranties made as of a specified date, which shall be true and correct in all material respects as of such date and (ii) for





                 AGREEMENT AND PLAN OF COMBINATION - PAGE 55 breaches of representations and warranties which would not have, or would not reasonably be expected to have, a material adverse effect on the business or operations of UPC and the UPC Subsidiaries taken as a whole;

                          (c)     Documents. In addition to the other
deliveries of UPC or INTERIM described elsewhere in this Combination Agreement, Valley Federal shall have received the following documents and instruments:

                                  (i)      a certificate signed by the
Secretary or an assistant secretary of UPC and INTERIM dated as of the Closing Date certifying that:

                                        (A)     UPC's and INTERIM'S respective
Boards of Directors have duly adopted resolutions (copies of which shall be attached to such certificate) approving the substantive terms of this Combination Agreement (including the Plan of Combination) and authorizing the consummation of the transactions contemplated by this Combination Agreement and certifying that such resolutions have not been amended or modified and remain in full force and effect;

                                        (B)     each person executing this
Combination Agreement on behalf of UPC or INTERIM is an officer of UPC or INTERIM, as the case may be, holding the office or offices specified therein and that the signature of each person set forth on such certificate is his or her genuine signature;

                                        (C)     the charter documents of UPC
and INTERIM attached to such certificate remain in full force and effect; and

                                        (D)     UPC and INTERIM are in good
standing under their respective corporate charters; and

                                  (ii)     a certificate signed respectively by
duly authorized officers of UPC or INTERIM stating that the conditions set forth in Section 8.1(a) and Section 8.1(b) of this Combination Agreement have been fulfilled;

                          (d)     Consideration.  Valley Federal shall have
received a certificate executed by an authorized officer of the Exchange Agent to the effect that the Exchange Agent has received and holds in its possession certificates evidencing and representing that number of shares of UPC Common Stock and cash funds sufficient to meet the obligations of UPC to the Valley Federal Record Holders to deliver the Consideration under this Combination Agreement and the Plan of Combination; and





                 AGREEMENT AND PLAN OF COMBINATION  -  PAGE 56

                          (e)     Opinion of UPC's Counsel.  Valley Federal
shall have been furnished with an opinion of counsel to UPC, dated as of the Closing Date, addressed to and in form and substance satisfactory to Valley Federal, to the effect that:

                                  (i)      UPC is a Tennessee corporation duly
organized, validly existing, and in good standing under the laws of the State of Tennessee, and INTERIM is a federal savings bank duly organized, validly existing, and in good standing under the laws of the United States;

                                  (ii)     this Combination Agreement has been
duly and validly authorized, executed and delivered by UPC and INTERIM and (assuming this Combination Agreement is a binding obligation of Valley Federal) constitutes a valid and binding obligation of UPC and INTERIM enforceable in accordance with its terms, subject as to enforceability to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and to the application of equitable principles and judicial discretion;

                                  (iii)    neither the execution and delivery
by UPC or INTERIM of this Combination Agreement nor any of the documents to be executed and delivered by UPC or INTERIM in connection herewith violates or conflicts with UPC's or INTERIM's corporate charters or bylaws or, to the best of the knowledge, information and belief (without making special inquiry) of such counsel, any material contracts, agreements or other commitments of UPC or INTERIM;

                                  (iv)     to the knowledge of such counsel
after due inquiry, no consent or approval by any Governmental Authority which has not already been obtained is required for execution and delivery by UPC and INTERIM of this Combination Agreement or any of the documents to be executed and delivered by UPC or INTERIM in connection herewith; and

                                  (v)      the shares of UPC Common Stock to be
issued in the names of the Valley Federal Record Holders and delivered in exchange for their shares of Valley Federal Common Stock will be duly authorized, validly issued, fully paid and non-assessable and are not subject to preemptive rights;

Such opinion may (i) expressly rely as to matters of fact upon certificates furnished by appropriate officers of UPC or INTERIM or appropriate government officials; (ii) in the case of matters of law governed by the laws of the states in which they are not licensed, reasonably rely upon the opinions of legal counsel duly licensed in such states and may be limited, in any event, to Federal Law and the States of Tennessee and Alabama; and (iii) incorporate, be guided by, and be interpreted in accordance with, the Legal Opinion Accord of the ABA Section of Business Law (1991).





                 AGREEMENT AND PLAN OF COMBINATION  -  PAGE 57

                          (f)     Fairness Opinion.  Valley Federal shall have
received a "fairness opinion" letter from Trident Financial Corporation to the effect that, in the opinion of Trident Financial Corporation the Consideration to be received by the Valley Federal Record Holders is fair to the shareholders of Valley Federal from a financial point of view, and such "fairness opinion" shall be updated and shall not have been withdrawn prior to the Valley Federal Shareholders meeting, and Valley Federal shall have received an updated "fairness opinion" letter from Trident Financial Corporation within five (5) days prior to the Closing Date reinforcing the opinions provided in the initial "fairness opinion" letter.

                          (g)     Tax Opinion.  Valley Federal shall have
received a written opinion from its counsel, Housley Goldberg Kantarian & Bronstein, to the effect that (i) the Merger will constitute one or more tax-free reorganizations under Section 368 of the Internal Revenue Code, (ii) that the Valley Federal Record Holders will not recognize any gain or loss in the Merger to the extent that such Valley Federal Record Holders exchange shares of Valley Federal Common Stock solely for shares of UPC Common stock as contemplated by this Combination Agreement and the Plan of Combination, (iii) the basis of UPC Common Stock received by a Valley Federal stockholder who exchanges Valley Federal Common Stock solely for UPC Common Stock in the Merger will be the same as the basis of the Valley Federal Common Stock surrendered in exchange therefor (subject to any adjustments required as a result of the receipt of cash in lieu of a fractional share of UPC common Stock) and (iv) the holding period of the UPC Common Stock received by a Valley Federal stockholder in the Merger will include the period during which the Valley Federal Common Stock surrendered in exchange thereof was held (provided that the Valley Federal Common Stock of such Valley Federal stockholder was held as a capital asset at the Effective Date of the Merger).

                 8.2 Conditions to the Obligations of UPC and INTERIM. Unless waived in writing by UPC and INTERIM, the obligation of UPC and INTERIM to consummate the transactions contemplated by this Combination Agreement is subject to the satisfaction at or prior to the Closing Date of the following conditions:

                          (a)     Performance.  Each of the material acts and
undertakings of Valley Federal to be performed at or before the Closing Date pursuant to this Combination Agreement shall have been duly performed, except for breaches of acts and undertakings which would not have, or would not reasonably be expected to have, any material adverse effect on the business or operations of Valley Federal and the Valley Federal Subsidiaries taken as a whole;


                          (b)     Representations and Warranties.  The
representations and warranties of Valley Federal contained in Article 5 of this Combination Agreement shall





                 AGREEMENT AND PLAN OF COMBINATION - PAGE 58 be true and correct, in all material respects, on and as of the Closing Date with the same effect as though made on and as of the Closing Date, except (i) for any such representations and warranties made as of a specified date, which shall be true and correct in all material respects as of such date and (ii) for breaches of representations and warranties which would not have, or would not reasonably be expected to have, a material adverse effect on the business or operations of Valley Federal and the Valley Federal Subsidiaries taken as a whole;



                          (c)     Documents. In addition to the documents
described elsewhere in this Combination Agreement, UPC shall have received the following documents and instruments:

                                  (i)   a certificate signed by the Secretary
or an assistant secretary of Valley Federal dated as of the Closing Date certifying that:

                                        (A)     Not less than two-thirds of the
members of Valley Federal's Board of Directors had duly adopted resolutions (copies of which shall be attached to such certificate) approving the substantive terms of this Combination Agreement (including the Plan of Combination) and authorizing the execution and delivery of this Combination Agreement and Plan of Combination and the consummation of the transactions contemplated hereby and thereby, and certifying that such resolutions have not been amended or modified and remain in full force and effect;

                                        (B)     each person executing this
Combination Agreement on behalf of Valley Federal is an officer of Valley Federal, as the case may be, holding the office or offices specified therein and that the signature of each person set forth on such certificate is his or her genuine signature;

                                        (C)     the charter documents of Valley
Federal attached to such certificate remain in full force and effect; and

                                        (D)     Valley Federal is in good
standing with the OTS under its corporate charter; and

                                  (ii)  a certificate signed by the President,
Chief Executive Officer and Chief Financial Officer of Valley Federal stating that the conditions set forth in Section 8.2(a), Section 8.2(b) and 8.2(e) (which in the case of (e) shall be such person's opinion, to be reasonably determined) this Combination Agreement have been satisfied.





                 AGREEMENT AND PLAN OF COMBINATION  -  PAGE 59

                          (d)     Destruction of Property.  Between the date of
this Combination Agreement and the Closing Date there shall have been no damage to or destruction of real property, improvements or personal property of Valley Federal or any Valley Federal Subsidiary, and no zoning or other order, limitation or restriction imposed against the same, in case of either such destruction or imposition which would have a material adverse impact upon the operations, business or prospects of Valley Federal; provided, however, that the availability of insurance coverage shall be taken into account in determining whether there has been such a material adverse impact. In the event of such damage, destruction, order, limitation or restriction, UPC or INTERIM may elect either (i) to close the contemplated transaction in accordance with the terms of this Combination Agreement or (ii) to terminate this Combination Agreement without penalty;


                          (e)     No Material Adverse Change.  No material
adverse change in the business, property, assets (including loan portfolios), liabilities (whether absolute, contingent or otherwise), prospects, operations, liquidity, income, or condition (financial or otherwise) of Valley Federal and its Subsidiaries taken as a whole shall have occurred since the date of this Combination Agreement, other than any such change attributable to or resulting from any changes in law, regulation, or generally accepted accounting principles, changes in interest rates, economic, financial or market conditions affecting the banking or thrift industry generally or changes that may occur as a consequence of actions or inactions that either party hereto is expressly obligated to take under this Agreement. In the event of such a material adverse change with respect to Valley Federal and its Subsidiaries, UPC and INTERIM may elect either (i) to close the contemplated transaction in accordance with the terms of this Combination Agreement or (ii) to terminate this Combination Agreement without penalty;

                          (f)     Opinion of Valley Federal's Counsel.  UPC
shall have been furnished with an opinion of Housley, Goldberg, Kantarian & Bronstein, P.C., counsel to Valley Federal, dated the Closing Date, addressed to and in form and substance satisfactory to UPC, to the effect that:

                                  (i)      Valley Federal is a federal savings
bank duly organized, validly existing and in good standing under the laws of the United States of America;

                                  (ii)     this Combination Agreement has been
duly and validly authorized, executed and delivered by Valley Federal and (assuming that this Combination Agreement is a binding obligation of UPC and INTERIM and the Plan of Combination is a binding obligation of UPC and INTERIM) constitutes a valid and binding obligation of Valley Federal enforceable in accordance with its terms, subject as to enforceability to applicable bankruptcy, insolvency, reorganization, moratorium or similar





                 AGREEMENT AND PLAN OF COMBINATION - PAGE 60 laws affecting the enforcement of creditors' rights generally and to the application of equitable principles and judicial discretion;

                                  (iii)    neither the execution and delivery
by Valley Federal of this Combination Agreement nor any of the documents to be executed and delivered by Valley Federal in connection herewith violates or conflicts with Valley Federal's corporate charter or bylaws;

                                  (iv)     to the actual knowledge of such
counsel, no consent or approval, which has not already been obtained, by any governmental authority is required for execution and delivery by Valley Federal of this Combination Agreement or any of the documents to be executed and delivered by Valley Federal in connection herewith or the consummation of the Merger contemplated hereby or thereby;

                                  (v)      the shares of Valley Federal Common
Stock outstanding are duly authorized and are non-assessable and have not been issued in violation of any preemptive rights;

Such opinion may (i) expressly rely as to matters of fact upon certificates furnished by appropriate officers of Valley Federal or appropriate government officials; (ii) in the case of matters of law governed by the laws of the states in which they are not licensed, reasonably rely upon the opinions of legal counsel duly licensed in such states and may be limited, in any event, to Federal Law and (iii) incorporate, be guided by, and be interpreted in accordance with, the Legal Opinion Accord of the ABA Section of Business Law
(1991); and

                          (g)     Other Business Combinations etc.  Valley
Federal shall not have entered into any agreement, letter of intent, understanding or other arrangement pursuant to which Valley Federal would merge; consolidate with; effect a business combination with; sell any substantial part of Valley Federal's assets or earning power; acquire a significant part of the shares or assets of any other Person or entity (financial or otherwise); adopt any "poison pill" or other type of anti-takeover arrangement, any stockholder rights provision, any "golden parachute" or similar program which would have the effect of materially decreasing the value of Valley Federal or the benefits of acquiring the Valley Federal Common Stock; and

                          (h)     Maintenance of Certain Covenants, Etc.  At
the time of Closing: (i) the total assets of Valley Federal shall be at least $120,000,000; (ii) the tangible equity capital of Valley Federal shall be at least $9,000,000, the calculation of which shall exclude: (1) reductions to capital that may result from any extraordinary expenses associated with the termination of employee benefit plans according to the terms of this Agreement and the Letter Agreement between the parties of even date





                 AGREEMENT AND PLAN OF COMBINATION - PAGE 61 herewith, and (2) the anticipated fees and expenses for Trident Financial Corporation as set forth in the Valley Federal Disclosure Schedule; (iii) Valley Federal shall not have issued or repurchased from the date hereof any Valley Federal Common Stock, Valley Federal Preferred Stock, or any other capital or equity or debt securities of Valley Federal, or any rights to purchase or repurchase such securities, except as set forth in this Agreement (therefore, there shall be not more than 396,000 shares of Valley Federal Common Stock validly issued and outstanding at the Effective Time of the Merger counting all such shares as may be granted pursuant to any Valley Federal Stock Options outstanding as of the date of this Combination Agreement); (iv) from September 30, 1994, there shall have been no extraordinary sale of assets, nor any investment portfolio restructuring by Valley Federal; Valley Federal shall not have issued or granted since September 30, 1994 through the Closing Date any additional shares of restricted or unrestricted Valley Federal Common Stock, stock appreciation rights or any other rights in connection with the Valley Federal Stock Option Plan, except as expressly provided for in this Combination Agreement. The criteria and calculations set forth above shall be determined in accordance with GAAP assuming that Valley Federal shall have been operated consistently in the normal course of its business; provided, however, that the effects of any balance sheet expansion through abnormal, unusual or out of the ordinary borrowings or by the realization of extraordinary gains or other income from the disposition of assets or liabilities or through similar transactions shall be eliminated from the calculations; and provided, further that any adverse effects of special assessments on members of the Savings and Loan Insurance Fund (SAIF), or other adverse effects caused by legislation or other governmental action involving SAIF-insured institutions and the potential combination of the Bank Insurance Fund (BIF) with SAIF (including tax recapture of loan loss provisions associated with potential charter conversion requirements) shall be eliminated from the calculations.

                          (i)     Non-Compete Agreements.  Each non-officer
member of the Board of Directors of Valley Federal shall have entered into a non-compete agreement with UPC substantially in the form of UPC's standard form of non-compete agreement, attached hereto as Exhibit B, providing for a term of not less than two (2) years and covering the general geographic region(s) in which Valley Federal currently operates and does business or has a present intention to do business.

                          (j)     Pooling of Interests Accounting Treatment.
UPC shall have received (i) from Price Waterhouse, or other independent accountants acceptable to UPC, a letter dated within five (5) days prior to the Closing Date, in form and substance acceptable to UPC, stating the accountants' opinion that, based upon the information furnished to them, the Combination and Merger should be accounted for by UPC as a "pooling of interests" for financial statement purposes and that such accounting treatment is in accordance with generally accepted accounting principles and (ii) from Valley Federal's regularly retained independent accountants or other independent accountants





                 AGREEMENT AND PLAN OF COMBINATION - PAGE 62 acceptable to UPC, a letter dated within five (5) days prior to the Closing Date stating that, upon a review of Valley Federal's books and records, the accountants are aware of no reason why a business combination, such as the one contemplated in this Combination Agreement, to which Valley Federal is a party may not be accounted for as a "pooling of interests" under generally accepted accounting principles.

                          (k)     Tax Opinion.  UPC shall have received a
written opinion from its counsel, Wyatt, Tarrant, & Combs, to the effect that the Merger will constitute one or more tax-free reorganizations under Section 368 of the Internal Revenue Code and that the Valley Federal Record Holders will not recognize any gain or loss, in the Merger, to the extent that such Valley Federal Record Holders exchange shares of Valley Federal Common Stock solely for shares of UPC Common Stock as contemplated by the Merger.

                 8.3 Conditions to Obligations of All Parties. The obligation of each party to effect the transactions contemplated hereby shall be subject to the fulfillment, at or prior to the Closing, of the following conditions:

                          (a)     No Pending or Threatened Claims.  That no
claim, action, suit, investigation or other proceeding shall be pending or threatened before any court or governmental agency which presents a substantial risk of the restraint or prohibition of the transactions contemplated by this Combination Agreement or the obtaining of material damages or other relief in connection therewith; and

                          (b)     Governmental Approvals and Acquiescence
Obtained. The Parties hereto shall have received all applicable Governmental Approvals for the consummation of the transactions contemplated herein and all waiting periods incidental to such approvals or notices given shall have expired.

                          (c)     Registration Statement.  The registration
statement shall have been declared effective by and shall not be subject to a stop order of the SEC and, if the offer and sale of UPC Common Stock in the Merger pursuant to this Combination Agreement is subject to the Blue Sky laws of any state, shall not be subject to a stop order of any state securities commission.

                          (d)     Shareholder Approval.  This Combination
Agreement and the Plan of Combination shall have been approved by the Valley Federal Shareholders by the vote required by applicable law.





                 AGREEMENT AND PLAN OF COMBINATION  -  PAGE 63

                                   ARTICLE 9

                                  TERMINATION


                 9.1 Termination. This Combination Agreement and the Plan of Combination may be terminated at any time prior to the Closing, as follows:

                          (a)     By mutual consent in writing of the Parties;

                          (b)     By UPC or INTERIM, should Valley Federal or
any Valley Federal Subsidiary fail to conduct its business pursuant to Valley Federal's Covenants made in Article 7;

                          (c)     By UPC, INTERIM or Valley Federal in the
event the Closing shall not have occurred by June 30, 1996 (the "Target Date"), unless the failure of the Closing to occur shall be due to the failure of the Party seeking to terminate this Agreement to perform its obligations hereunder in a timely manner. If UPC shall have filed any and all applications to obtain the requisite Government Approvals within sixty (60) days of the date hereof, and if the Closing shall not have occurred solely because of a delay caused by a government regulatory agency or authority in its review of the application before it, then Valley Federal shall, upon UPC's written request, extend the Closing Date until August 31, 1996.

                          (d)     By either UPC, INTERIM or Valley Federal,
upon written notice to the other Party, upon denial of any Governmental Approval necessary for the consummation of the Merger (or should such approval be conditioned upon a substantial deviation from the transaction contemplated); provided, however, that either UPC or Valley Federal may, upon written notice to the other, extend the term of this Combination Agreement for only one sixty
(60) day period to prosecute diligently and overturn such denial, provided that such denial has been appealed within ten (10) business days of the receipt thereof;

                          (e)     By UPC or INTERIM if the conditions set forth
in Sections 8.2 or 8.3 are not satisfied in all material respects as of the Closing Date, or by Valley Federal if the conditions set forth in Section 8.1 or 8.3 are not satisfied in all material respects as of the Closing Date, and such failure has not been waived prior to the Closing;

                          (f)     By UPC or INTERIM upon the occurrence of any
event or circumstance which may have the effect of limiting or restricting UPC's voting power or





                 AGREEMENT AND PLAN OF COMBINATION - PAGE 64 other rights normally enjoyed by the registered holders of the Valley Federal Common Stock which are the subject of the instant transaction;

                          (g)     By UPC, INTERIM or Valley Federal in the
event that there shall have been a material breach of any obligation of the other Party hereunder and such breach shall not have been remedied within thirty (30) days after receipt by the breaching Party of written notice from the other Party specifying the nature of such breach and requesting that it be remedied;

                          (h)     By UPC or INTERIM should Valley Federal or
any Valley Federal Subsidiary enter into any letter of intent or agreement with a view to being acquired by or effecting a business combination with any other Person; or any agreement to merge, to consolidate, to combine or to sell a material portion of its assets or to be acquired in any other manner by any other Person or to acquire a material amount of assets or a material equity position in any other Person, whether financial or otherwise; or

                          (i)     By UPC or INTERIM should Valley Federal or
any Valley Federal Subsidiary enter into any formal agreement, letter of understanding, memorandum or other similar arrangement with any bank regulatory authority establishing a formal capital plan requiring Valley Federal to raise additional capital or to sell a substantial portion of its assets.


If a Party should elect to terminate this Combination Agreement pursuant to subsections (b), (c), (d), (e), (f), (g), (h), or (i) of this Section 9.1, it shall give notice to the other Party, in writing, of its election in the manner prescribed in Section 10.1 ("Notices") of this Combination Agreement.

                 9.2 Effect of Termination. In the event that this Combination Agreement should be terminated pursuant to Section 9.1 hereof, all further obligations of the Parties under this Combination Agreement shall terminate without further liability of any Party to another; provided, however, that the provisions of (i) the last sentence of Section 2.4 (relating to confidentiality), (ii) Section 10.6 (Publicity), (iii) Section 10.11 (Payment of Expenses), and (iv) Section 10.12 (Finders and Brokers) shall survive any such termination; and provided further, that a termination under Section 9.1 hereof shall not relieve any Party of any liability for a breach of this Combination Agreement or for any misstatement or misrepresentation made hereunder prior to such termination, or be deemed to constitute a waiver of any available remedy for any such breach, misstatement or misrepresentation.





                 AGREEMENT AND PLAN OF COMBINATION  -  PAGE 65

                                   ARTICLE 10

                               GENERAL PROVISIONS


                 10.1 Notices. Any notice, request, demand and other communication which either Party hereto may desire or may be required hereunder to give shall be in writing and shall be deemed to be duly given if delivered personally or mailed by certified or registered mail (postage prepaid, return receipt requested), air courier or facsimile transmission, addressed or transmitted to such other Party as follows:

If to Valley Federal:             Valley Federal Savings Bank
                                  501 North Montgomery
                                  Sheffield, AL  35660
                                  Attn:  Billy Don Anderson, President
                                  Phone:  (205) 383-1101
                                  Fax:  (205) 386-8628

With a copy to:                   Housley, Goldberg, Kantarian & Bronstein, P.C.
                                  1220 19th Street, N.W., Suite 700
                                  Washington, D.C. 20036
                                  Attn:  Leonard S. Volin
                                  Phone:  (202) 822-9611
                                  Fax:  (202) 822-0140


If to UPC:                        Union Planters Corporation
                                  P.O. Box 387 (mailing address)
                                  Memphis, Tennessee 38147

                                  OR

                                  7130 Goodlett Farms Parkway (deliveries)
                                  Memphis, Tennessee  38018
                                  Attn:  Jackson W. Moore, President and
                                           E. James House, Jr., Manager, Legal Division
                                  Fax:  (901) 383-2877


With copies to:                   Wyatt, Tarrant & Combs
                                  6075 Poplar Avenue
                                  Suite 650





                 AGREEMENT AND PLAN OF COMBINATION  -  PAGE 66

                                  Memphis, TN  38119
                                  Attention:  R. Nash Neyland
                                  Phone:  (901) 527-1023 (direct)
                                  Fax:  (901) 537-1010


or to such other address as any Party hereto may hereafter designate to the other Parties in writing. Notice shall be deemed to have been given on the date reflected in the proof or evidence of delivery, or if none, on the date actually received.

                 10.2 Assignability and Parties in Interest. This Combination Agreement shall not be assignable by any of the Parties hereto; provided, however, that UPC may assign, set over and transfer all, or any part of its rights and obligations under this Combination Agreement to any one or more of its present or future Affiliates; provided, however, such assignment shall not change the form or nature of Consideration to be received by the Valley Federal Shareholders. Except as provided herein, in Section(s) 2.7 and 6.4, this Combination Agreement is not intended to confer upon any other person not a Party to this Combination Agreement any rights or remedies hereunder, and this Combination Agreement shall inure to the benefit of, and be binding only upon the Parties hereto and their respective successors and permitted assigns and no other Persons.

                 10.3 Governing Law. This Combination Agreement shall be governed by, and construed and enforced in accordance with, the internal laws, and not the laws pertaining to choice or conflicts of laws, of the State of Tennessee, unless and to the extent that federal law controls. Any dispute arising between the Parties in connection with the transactions which are the subject of this Combination Agreement shall be heard in a court of competent jurisdiction located in Shelby County, Tennessee.

                 10.4 Counterparts. This Combination Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which shall constitute but one and the same instrument.

                 10.5 Best Efforts. Valley Federal, UPC and INTERIM each agrees to use its best efforts to complete the transactions contemplated by this Combination Agreement; provided, however, that the use of best efforts by UPC shall not obligate UPC to obtain or to provide Valley Federal additional capital in an amount, to divest any Subsidiary or branch, or to meet any other condition which may be imposed by any Regulatory Authority as a condition to approval which UPC shall deem, in good faith, to be unreasonable in the circumstances.

                 10.6 Publicity. The Parties agree that press releases and other public announcements to be made by any of them with respect to the transactions contemplated hereby shall be subject to mutual agreement. Notwithstanding the foregoing, each of the





                 AGREEMENT AND PLAN OF COMBINATION  -  PAGE 67

Parties hereto may respond to inquiries relating to this Combination Agreement and the transactions contemplated hereby by the press, employees or customers without any notice or further consent of the other Parties.

                 10.7 Entire Agreement. This Combination Agreement, together with the Plan of Combination which is Exhibit A hereto, the Letter Agreement between the Parties dated as of the date hereof, the Schedules, Annexes, Exhibits and certificates required to be delivered hereunder and any amendments or addenda hereafter executed and delivered in accordance with
Section 10.9 hereof constitute the entire agreement of the Parties hereto pertaining to the transaction contemplated hereby and supersede all prior written and oral (and all contemporaneous oral) agreements and understandings of the Parties hereto concerning the subject matter hereof. The Schedules, Annexes, Exhibits and certificates attached hereto or furnished pursuant to this Combination Agreement are hereby incorporated as integral parts of this Combination Agreement.

                 10.8 Severability. If any portion or provision of this Combination Agreement should be determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any jurisdiction, such portion or provision shall be ineffective as to that jurisdiction to the extent of such invalidity, illegality or unenforceability, without affecting in any way the validity or enforceability of the remaining portions or provisions hereof in such jurisdiction or rendering that or any other portions or provisions of this Combination Agreement invalid, illegal or unenforceable in any other jurisdiction.

                 10.9 Modifications, Amendments and Waivers. At any time prior to the Closing or termination of this Combination Agreement, the Parties may, solely by written agreement executed by their duly authorized officers:

                          (a)     extend the time for the performance of any of
the obligations or other acts of the other Party hereto;

                          (b)     waive any inaccuracies in the representations
and warranties made by the other Party contained in this Combination Agreement or in the Annexes, Schedules or Exhibits hereto or any other document delivered pursuant to this Combination Agreement;

                          (c)     waive compliance with any of the covenants or
agreements of the other Party contained in this Combination Agreement; and

                          (d)     amend or add to any provision of this
Combination Agreement or the Plan of Combination; provided, however, that no provision of this Combination Agreement may be amended or added to except by an agreement in writing signed by





                 AGREEMENT AND PLAN OF COMBINATION - PAGE 68 the Parties hereto or their respective successors in interest and expressly stating that it is an amendment to this Combination Agreement.

                 10.10 Interpretation. The headings contained in this Combination Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Combination Agreement.

                 10.11 Payment of Expenses. Except as set forth herein, UPC and Valley Federal shall each pay its own fees and expenses (including, without limitation, legal fees and expenses) incurred by it in connection with the transactions contemplated hereunder.

                 10.12 Finders and Brokers. UPC and Valley Federal represent and warrant to each other that they have employed no broker or finder in connection with the transactions described in this Combination Agreement under an arrangement pursuant to which a fee is, or may be due to such broker or finder as a result of the execution of this Combination Agreement or the closing of the transaction contemplated herein, except with respect to Valley Federal and Trident Financial Corporation, which arrangements shall be specifically disclosed in the Valley Federal Disclosure Schedule. This section shall survive the termination of this Combination Agreement.

                 10.13 Equitable Remedies. The Parties hereto agree that, in the event of a breach of this Combination Agreement by Valley Federal, UPC and INTERIM will be without an adequate remedy at law by reason of the unique nature of Valley Federal. In recognition thereof, in addition to (and not in lieu of) any remedies at law which may be available to UPC and INTERIM, UPC and INTERIM shall be entitled to obtain equitable relief, including the remedies of specific performance and injunction, in the event of a breach of this Combination Agreement by Valley Federal, and no attempt on the part of UPC or INTERIM to obtain such equitable relief shall be deemed to constitute an election of remedies by UPC or INTERIM which would preclude UPC or INTERIM from obtaining any remedies at law to which it would otherwise be entitled. Valley Federal covenants that it shall not contend in any such proceeding that UPC or INTERIM is not entitled to a decree of specific performance by reason of having an adequate remedy at law.

                 10.14 Attorneys' Fees. If any Party hereto shall bring an action at law or in equity to enforce its rights under this Combination Agreement (including an action based upon a misrepresentation or the breach of any warranty, covenant, agreement or obligation contained herein), the prevailing Party in such action shall be entitled to recover from the other Party its reasonable costs and expenses necessarily incurred in connection with such action (including fees, disbursements and expenses of attorneys and costs of investigation).





                 AGREEMENT AND PLAN OF COMBINATION  -  PAGE 69

                 10.15 Survival of Representations and Warranties. All representations and warranties made by the Parties hereto or in any instrument or document furnished in connection herewith, shall survive the Closing, and any investigation at any time made by or on behalf of the Parties hereto, and shall expire at the Effective Time of the Merger. However, as to any matter which is based upon willful fraud, the representations and warranties set forth in this Combination Agreement shall expire only upon expiration of the applicable statutes of limitation. Nothing in this Section 10.15 shall limit Valley Federal's, UPC's or INTERIM'S rights or remedies for misrepresentations, breaches of this Combination Agreement or any other improper action or inaction by the other Party hereto prior to the its termination. All obligations, agreements, covenants, and undertakings of the Parties hereto to be performed either in whole or in part after the Effective Time of the Merger shall survive the Closing and shall not expire at the Effective Time of the Merger.

                 10.16 No Waiver. No failure, delay or omission of or by any Party in exercising any right, power or remedy upon any breach or default of any other Party shall impair any such rights, powers or remedies of the Party not in breach or default, nor shall it be construed to be a waiver of any such right, power or remedy, or an acquiescence in any similar breach or default; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Party of any provisions of this Combination Agreement must be in writing and must be executed by the Parties to this Combination Agreement and shall be effective only to the extent specifically set forth in such writing.

                 10.17 Remedies Cumulative. All remedies provided in this Combination Agreement, by law or otherwise, shall be cumulative and not alternative.

                    SIGNATURES APPEAR ON THE FOLLOWING PAGE





                 AGREEMENT AND PLAN OF COMBINATION  -  PAGE 70

                 IN WITNESS WHEREOF, each of the Parties hereto has duly executed and delivered this Combination Agreement or has caused this Combination Agreement to be executed and delivered in its name and on its behalf by its representative thereunto duly authorized, all as of the date first written above.


                                             VALLEY FEDERAL SAVINGS BANK
ATTEST:

/s/ Martha P. Smith                  By:     /s/  Billy Don Anderson
- --------------------------------             ----------------------------------
MARTHA P. SMITH, Secretary                   BILLY DON ANDERSON
                                             Its:  President and
                                                   Chief Executive Officer


                                             UNION PLANTERS CORPORATION
ATTEST:

/s/ E. James House, Jr.              By:     /s/ Jackson W. Moore
- --------------------------------             ----------------------------------
E. JAMES HOUSE, JR., Secretary               JACKSON W. MOORE
                                             Its:  President and
                                                   Chief Operating Officer


                                             VALLEY INTERIM FEDERAL SAVINGS
                                             BANK, a federal savings bank in
                                             Organization

ATTEST:

/s/ E. James House, Jr.              By:     /s/ Jackson W. Moore
- --------------------------------             ----------------------------------
E. JAMES HOUSE, JR., Secretary               JACKSON W. MOORE
                                             Its:  President





                 AGREEMENT AND PLAN OF COMBINATION  -  PAGE 71

                                                                       EXHIBIT A

                              PLAN OF COMBINATION

                     SETTING FORTH THE PLAN OF COMBINATION

                                       OF

          VALLEY INTERIM FEDERAL SAVINGS BANK, A FEDERAL SAVINGS BANK
                               (IN ORGANIZATION)

                                 WITH AND INTO

                          VALLEY FEDERAL SAVINGS BANK
                            (A FEDERAL SAVINGS BANK)


         THIS PLAN OF COMBINATION ("Plan of Combination") is made and entered into as of the _______ day of _____________ ___________, 19_______, by and
among VALLEY FEDERAL SAVINGS BANK ("Valley Federal"), a federal savings bank chartered and existing under the laws of the United States of America and whose principal offices are located at 501 North Montgomery, Sheffield, Alabama 35660; UNION PLANTERS CORPORATION ("UPC"), a corporation organized and existing under the laws of the State of Tennessee having its principal office at 7130 Goodlett Farms Parkway, Cordova, Shelby County, Tennessee 38018 and which is registered both as a bank holding company and a savings and loan holding company; and VALLEY INTERIM FEDERAL SAVINGS BANK, A FEDERAL SAVINGS BANK (IN ORGANIZATION) ("INTERIM"), a federal savings bank chartered and existing under the laws of the United States of America, whose principal place of business is located at 7130 Goodlett Farms Parkway, Cordova, Shelby County, Tennessee 38018, and which is a wholly-owned subsidiary of UPC. All of the authorized, issued and outstanding shares of capital stock of INTERIM shall be owned and held of record by UPC.


                                    PREAMBLE

         WHEREAS, UPC, INTERIM, and Valley Federal have entered into an Agreement and Plan of Combination dated as of the 1st day of November, 1996, ("Combination Agreement") to which this Plan of Combination is Exhibit A and is incorporated by reference as a part thereof providing for the merger of INTERIM with and into Valley Federal (the "Resulting Bank") and the acquisition of all of the Valley Federal





PLAN OF COMBINATION - EXHIBIT A TO AGREEMENT AND PLAN OF COMBINATION

Common Stock outstanding immediately prior to the Effective Time of the Merger by UPC for the Consideration set forth in the Combination Agreement; and

         WHEREAS, As provided in the Combination Agreement, UPC has caused INTERIM to join in this Plan of Combination by executing and delivering same; and

         WHEREAS, The Boards of Directors of UPC, INTERIM, and Valley Federal are each of the opinion that the interests of their respective corporations and their corporations' respective shareholders would best be served if INTERIM were to be merged with and into Valley Federal, which would survive the Merger, on the terms and conditions provided in the Combination Agreement and in this Plan of Combination, and as a result of such Merger becoming effective, the Resulting Bank would become a wholly-owned subsidiary of UPC.

         NOW, THEREFORE, in consideration of the covenants and agreements of the Parties contained herein, Valley Federal, UPC, and INTERIM hereby make, adopt and approve this Plan of Combination in order to set forth the terms and conditions for the merger of INTERIM with and into Valley Federal (the "Merger").


                                   ARTICLE I.
                                  DEFINITIONS

         1.1 As used in this Plan of Combination and in any amendments hereto, all capitalized terms herein shall have the meanings assigned to such terms in the Combination Agreement unless otherwise defined herein.


                                   ARTICLE 2
                                 CAPITALIZATION

         2.1 VALLEY INTERIM FEDERAL SAVINGS BANK, a federal savings bank (in organization). The authorized capital stock of INTERIM shall consist of 1,000 shares of common stock having a par value of $1.00 per share (the "INTERIM Common Stock") and no shares of preferred stock. As of the date of this Plan of Combination, all 1,000 shares of INTERIM Common Stock are to be issued to UPC. Therefore, all such issued and outstanding shares of INTERIM Common Stock shall be owned beneficially and of record by UPC.

         2.2 UNION PLANTERS CORPORATION. The authorized capital stock of UPC consists of 10,000,000 shares of preferred stock having no par value (the "UPC Preferred





PLAN OF COMBINATION - EXHIBIT A TO AGREEMENT AND PLAN OF COMBINATION

Stock"), and 100,000,000 shares of common stock having a par value of $5.00 per share (the "UPC Common Stock"). As of September 30, 1995, UPC had issued and outstanding: 44,000 shares of $8.00 Nonredeemable, Cumulative, Convertible Preferred Stock, Series B; No (0) shares of 10-3/8% Increasing Rate, Redeemable, Cumulative Preferred Stock, Series C; No (0) shares of 9.5% Redeemable, Cumulative, Convertible Preferred Stock, Series D; and 3,496,419 shares of 8% Cumulative, Convertible Preferred Stock, Series E. In addition, 250,000 shares of UPC Series A Preferred Stock have been reserved for issuance as Series A Preferred Stock pursuant to the UPC Share Purchase Rights Agreement dated January 19, 1989, between UPC and Union Planters National Bank as Rights Agent (the "UPC Share Purchase Rights Agreement"). As of September 30, 1995, 41,298,627 shares of UPC Common Stock were validly issued and outstanding.

         2.3 The authorized capital stock of Valley Federal consists of 8,000,000 shares of common stock having a par value of $0.01 per share (the "Valley Federal Common Stock") and 2,000,000 shares of preferred stock having a par value of $0.01 per share (the "Valley Federal Preferred Stock). As of the date hereof, 1,574,843 shares of Valley Federal Common Stock were issued and outstanding, no shares of Valley Federal Common Stock were held by Valley Federal as Valley Federal Treasury Stock and no shares of Valley Federal Preferred Stock were issued and outstanding.


                                   ARTICLE 3
                              PLAN OF COMBINATION

         3.1 Constituent Corporations. The name of each constituent corporation to the Merger is:

                      VALLEY INTERIM FEDERAL SAVINGS BANK,
                    A FEDERAL SAVINGS BANK (IN ORGANIZATION)
                                      and
              VALLEY FEDERAL SAVINGS BANK, A FEDERAL SAVINGS BANK

         3.2     Resulting Bank.  The Resulting Bank shall be:

                          VALLEY FEDERAL SAVINGS BANK

which as of the Effective Time of the Merger shall continue to be named:

                          VALLEY FEDERAL SAVINGS BANK





PLAN OF COMBINATION - EXHIBIT A TO AGREEMENT AND PLAN OF COMBINATION

         3.3 Terms and Conditions of Merger. The Merger shall be consummated only pursuant to, and in accordance with this Plan of Combination and the Combination Agreement. Conditioned upon the satisfaction or lawful waiver (by the Party or Parties entitled to the benefit thereof) of all conditions precedent to consummation of the Merger, the Merger will become effective on the date and at the time (the "Effective Time of the Merger") of the filing of Articles of Combination with the Office of Thrift Supervision, or at such later time and/or date as may be agreed upon by the parties and set forth in the Articles of Combination. The Merger shall not become effective unless and until it is approved by the Office of Thrift Supervision. At the Effective Time of the Merger, INTERIM shall be merged with and into Valley Federal which will survive the Merger, and the separate existence of INTERIM shall cease thereupon, and without further action, Valley Federal shall thereafter possess all of the assets, rights, privileges, appointments, powers, licenses, permits and franchises of both Valley Federal and INTERIM, whether of a public or private nature, and shall be subject to all of the liabilities, restrictions, disabilities, and duties of both Valley Federal and INTERIM.

         3.4 Charter. Immediately subsequent to the Effective Time of the Merger, the Charter of Valley Federal, as in effect immediately prior to the Effective Time of the Merger, shall constitute the Charter of Valley Federal as the Resulting Bank, unless and until the same shall be amended as provided by law and the terms of such Charter.

         3.5 Bylaws. Immediately subsequent to the Effective Time of the Merger, the Bylaws of Valley Federal, as in effect immediately prior to the Effective Time of the Merger, shall continue to be its Bylaws as the Resulting Bank, unless and until amended or repealed as provided by law, its Charter and such Bylaws.

         3.6 Directors and Officers. The directors of the Resulting Bank from and after the Effective Time shall be seven (7) in number and shall be those persons whose name, residence address and terms of office are identified in Exhibit 1 hereto. The officers of the Resulting Bank from and after the Effective Time shall be those individuals serving as officers of Valley Federal immediately prior to the Effective Time and shall continue in office until their successors are duly elected or otherwise duly selected.

         3.7 Name. The name of Valley Federal as the Resulting Bank following the Merger, shall remain:

                          VALLEY FEDERAL SAVINGS BANK
                             A FEDERAL SAVINGS BANK





PLAN OF COMBINATION - EXHIBIT A TO AGREEMENT AND PLAN OF COMBINATION

         3.8 Savings Accounts. All savings accounts of Valley Federal immediately prior to the Effective Time of the Merger shall continue to be savings accounts in the Resulting Bank after consummation of the Merger without any change whatsoever in any of the provisions of such savings accounts, including, without limitation, their respective terms, maturity, minimum required balances or withdrawal value.

         3.9 Liquidation Account. The liquidation account of Valley Federal as in effect as of the Effective Time of the Merger shall be unaffected by the Merger and shall continue in existence as the liquidation account of the Resulting Bank.

         3.10 Principal Office. The home office of the Resulting Bank shall be located at 501 North Montgomery, Sheffield, Alabama 35660. The branch offices of the Resulting Bank will be located at the locations set forth in
Exhibit 2 hereof.

                                   ARTICLE 4
                         DESCRIPTION OF THE TRANSACTION


         4.1 Conversion of the INTERIM Common Stock. At the Effective Time of the Merger, each share of $1.00 par value common stock of INTERIM (the "INTERIM Common Stock") issued and outstanding immediately prior to the Effective Time of The Merger shall, by virtue of the Merger becoming effective and without any further action on the part of anyone, be converted into and become one share of the issued and outstanding common stock of the Resulting Bank.


         4.2 Conversion and Cancellation of Shares of Valley Federal. At the Effective Time of the Merger, each share of $0.01 par value common stock of Valley Federal issued and outstanding immediately prior to the Effective Time of the Merger shall, by virtue of the Merger becoming effective and without any further action on the part of anyone, be converted, exchanged and cancelled as provided in Section 4.3 hereof.

         4.3 Exchange of Valley Federal Shares; Exchange Ratio. At the Effective Time of the Merger, the outstanding shares of Valley Federal Common Stock held by the Valley Federal Record Holders immediately prior to the Effective Time of the Merger shall, without any further action on the part of anyone, cease to represent any interest (equity, shareholder or otherwise) in Valley Federal and shall automatically be converted exclusively into, and constitute only the right of the Valley Federal Record Holders to receive in exchange for their shares of Valley Federal Common Stock, whole shares of UPC Common Stock (including the corresponding number of rights associated with the UPC Common Stock pursuant to the UPC Share Purchase Rights Agreement and any





PLAN OF COMBINATION - EXHIBIT A TO AGREEMENT AND PLAN OF COMBINATION cash payment made by UPC in settlement of any remaining fractional share of UPC Common Stock in accordance with the terms and conditions of this Section 4.3. The shares of UPC Common Stock and the cash settlement of any remaining fractional share of UPC Common Stock deliverable by UPC to the Valley Federal Record Holders pursuant to the terms of this Plan of Combination and the Combination Agreement are sometimes collectively referred to herein as the "Consideration."

The number of shares of UPC Common Stock to be exchanged for each share of Valley Federal Common Stock issued and outstanding immediately prior to the Effective Time of the Merger shall be determined by applying an exchange ratio (the "Exchange Ratio") to each share of Valley Federal Common Stock issued and outstanding at the Effective Time of the Merger. The Exchange Ratio shall be equal to the quotient of Thirty-seven and 50/100 Dollars ($37.50) divided by the price per share for the "last" real time trade i.e. closing price) of UPC Common Stock on the NYSE (as published in the Wall Street Journal) on the date of execution of the Combination Agreement.

The Exchange Ratio shall be based on an aggregate of no more than 396,000 fully diluted shares of Valley Federal Common Stock issued and outstanding immediately prior to the Effective Time of the Merger which, for purposes of this paragraph, shall be determined by counting all Options issued and outstanding immediately prior to the Effective Time of the Merger as shares of Valley Federal Common Stock); and further based on the assumption that there shall be no shares of $0.01 par value serial preferred stock ("Valley Federal Preferred Stock") outstanding and no other options, warrants, rights or other instruments outstanding or subject to issuance which are convertible into or otherwise represent the right to acquire any Valley Federal Common Stock, Valley Federal Preferred Stock or any other capital stock of Valley Federal.
No fractional shares of UPC Common Stock shall be issued and if, after aggregating all of the shares of UPC Common Stock to which a Valley Federal Record Holder is entitled based upon the Exchange Ratio, there shall be a fractional share of UPC Common Stock remaining, such fractional share shall be settled by a cash payment therefor pursuant to the Mechanics of Payment of the Purchase Price set forth herein, which shall be calculated based upon tlast sale price per share of one (1) full share of UPC Common Stock on the NYSE on the Closing Date.

Should either UPC or Valley Federal effect any stock splits, reverse stock splits, stock dividends or similar changes in their respective capital accounts subsequent to the date of this Combination Agreement but prior to the Effective Time of the Merger, the Exchange Ratio shall be adjusted in such a manner as the Board of Directors of UPC shall deem in good faith to be fair and reasonable in order to give effect to such changes.





PLAN OF COMBINATION - EXHIBIT A TO AGREEMENT AND PLAN OF COMBINATION

         4.4 Mechanics of Payment of Purchase Price. As soon as reasonably practicable after the Effective Time of the Merger, the Corporate Trust Department of Union Planters National Bank, Memphis, Tennessee (the "Exchange Agent") shall deliver to each of the Valley Federal Record Holders such materials and information as may be deemed necessary by the Exchange Agent to advise the Valley Federal Record Holders of the procedures required for proper surrender of their certificates evidencing and representing shares of the Valley Federal Common Stock in order for the Valley Federal Record Holders to receive the Consideration. Such materials shall include, without limitation, a Letter of Transmittal, an Instruction Sheet, and a return mailing envelope addressed to the Exchange Agent (collectively the "Shareholder Materials").
All Shareholder Materials shall be sent by United States mail to the Valley Federal Record Holders at the addresses set forth on a certified shareholder list to be delivered by Valley Federal to UPC at the Closing (the "Shareholder List"). As soon as reasonably practicable thereafter, the Valley Federal Record Holders of all of the outstanding shares of Valley Federal Common Stock, shall deliver, or cause to be delivered, to the Exchange Agent, pursuant to the Shareholder Materials, the certificates evidencing and representing all of the shares of Valley Federal Common Stock which were validly issued and outstanding immediately prior to the Effective Time of the Merger, and the Exchange Agent shall take prompt action to process such certificates formerly evidencing and representing shares of Valley Federal Common Stock received by it (including the prompt return of any defective submissions with instructions as to those actions which may be necessary to remedy any defects). Upon receipt of the proper submission of the certificate(s) formerly representing and evidencing ownership of the shares of Valley Federal Common Stock, the Exchange Agent shall, on or prior to the 30th day after the Effective Time of the Merger, mail to the former Valley Federal Stockholders in exchange for the certificate(s) surrendered by them, the Consideration to be paid for each such Valley Federal Shareholder's shares of Valley Federal Common Stock evidenced by the certificate or certificates which were cancelled and converted exclusively into the right to receive the Consideration upon the Merger becoming effective. After the Effective Time of the Merger and until properly surrendered to the Exchange Agent, each outstanding certificate or certificates which formerly evidenced and represented the shares of Valley Federal Common Stock of a Valley Federal Record Holder, subject to the provisions of this Section 4.4, shall be deemed for all corporate purposes to represent and evidence only the right to receive the Consideration into which such Valley Federal Record Holder's shares of Valley Federal Common Stock were converted and aggregated at the Effective Time of the Merger. Unless and until the outstanding certificate or certificates, which immediately prior to the Effective Time of the Merger evidenced and represented the Valley Federal Record Holder's Valley Federal Common Stock shall have been surrendered as provided above, the Consideration payable to the Valley Federal Record Holder(s) of the cancelled shares as of any time after the Effective Date shall not be paid to the Valley Federal Record Holder(s) of such certificate(s) until such certificates shall





PLAN OF COMBINATION - EXHIBIT A TO AGREEMENT AND PLAN OF COMBINATION have been surrendered in the manner required. Each Valley Federal Shareholder will be responsible for all federal, state and local taxes which may be incurred by him on account of his receipt of the Consideration to be paid in the Merger. The Valley Federal Record Holder(s) of any certificate(s) which shall have been lost or destroyed may nevertheless, subject to the provisions of this Section, receive the Consideration to which each such Valley Federal Record Holder is entitled, provided that each such Valley Federal Record Holder shall deliver to UPC and to the Exchange Agent: (i) a sworn statement certifying such loss or destruction and specifying the circumstances thereof and (ii) a lost instrument bond in form satisfactory to UPC and the Exchange Agent which has been duly executed by a corporate surety satisfactory to UPC and the Exchange Agent, indemnifying the Resulting Bank, UPC, the Exchange Agent (and their respective successors) to their satisfaction against any loss or expense which any of them may incur as a result of such lost or destroyed certificates being thereafter presented. Any costs or expenses which may arise from such replacement procedure, including the premium on the lost instrument bond, shall be for the account of the Valley Federal Shareholder.

         4.5 Stock Transfer Books. At the Effective Time of the Merger, the stock transfer books of Valley Federal shall be closed and no transfer of shares of Valley Federal Common Stock shall be made thereafter.

         4.6 Effects of the Merger. As of the Effective Time of the Merger, the separate existence of INTERIM shall cease, and INTERIM shall be merged with and into Valley Federal which, as the Resulting Bank, shall thereupon and thereafter possess all of the assets, rights, privileges, appointments, powers, licenses, permits and franchises of the two merged corporations, whether of a public or a private nature, and shall be subject to all of the liabilities, restrictions, disabilities and duties of both Valley Federal and INTERIM.

         4.7 Transfer of Assets. At the Effective Time of the Merger, all rights, assets, licenses, permits, franchises and interests of Valley Federal and INTERIM in and to every type of property, whether real, personal, or mixed, whether tangible or intangible, and to choses in action shall be deemed to be vested in Valley Federal as the Resulting Bank by virtue of the Merger and without any deed or other instrument or act of transfer whatsoever.

         4.8 Assumption of Liabilities. At the Effective Time of the Merger, the Resulting Bank shall become and be liable for all debts, liabilities, obligations and contracts of INTERIM as well as those of the Resulting Bank, whether the same shall be matured or unmatured; whether accrued, absolute, contingent or otherwise; and whether or not reflected or reserved against in the balance sheets, other financial statements, books of account or records of INTERIM or the Resulting Bank.





PLAN OF COMBINATION - EXHIBIT A TO AGREEMENT AND PLAN OF COMBINATION

         4.9 Approvals of Shareholders of Valley Federal and INTERIM. In order to become effective, the Merger must be approved by the respective shareholders of Valley Federal and of INTERIM at meetings to be called for that purpose by their respective Boards of Directors, or by their unanimous action by written consent.

         4.10 Valley Federal Stock Options. At the Effective Time of the Merger, the Valley Federal Option Plans and any Valley Federal Stock Options issued and outstanding shall be affected as follows:

                          (a)     Continuation of the Valley Federal Option
Plan. Valley Federal's Option Plans shall continue in effect but no additional options shall be available for grant thereunder after the Effective Time of the Merger. At the Effective Time of the Merger, each outstanding option under the Option Plans shall continue outstanding as an option to purchase, in place of the purchase of a share of Valley Federal Common Stock, that number of shares (rounded down to the nearest whole share) of UPC Common Stock that would have been received by the optionee in connection with the Merger had such option been exercised in full (without regard to any limitations contained thereon on exercise) for shares of Valley Federal Common Stock immediately prior to the Effective Time of the Merger upon the same terms and conditions under the relevant option as were applicable immediately prior to the Effective Time of the Merger, except for appropriate pro rata adjustments as to the relevant option price for shares of UPC Common Stock substituted therefor so that the aggregate option exercise price of shares subject to an option immediately following the assumption and substitution shall be the same as the aggregate option exercise price for such shares immediately prior to such assumption and substitution. UPC, INTERIM and Valley Federal agree to take such actions as shall be necessary to give effect to the foregoing.

                          (b)     Reclassification, etc.  In case of any
reclassification, reorganization, recapitalization, stock dividend or distribution, subdivision, combination or exchange of the outstanding shares of the UPC Common Stock or in case of any consolidation or merger of UPC with or into any other corporation, or in the case of any sale or transfer of all or substantially all of UPC's assets, then the rights of the optionees under the Valley Federal Option Plans shall be appropriately adjusted so that the optionees will be in the same position as if their options had been exercised immediately before such corporate action or transaction. The provisions hereof shall similarly apply to successive reclassifications, reorganizations, recapitalizations, stock dividends or distributions, subdivisions, combinations or exchanges, consolidations, mergers, sales or transfers.

                          (c)     Limited Obligations.  Nothing contained in
this Plan of Combination or in the other documentation of the proposed transactions shall be deemed





PLAN OF COMBINATION - EXHIBIT A TO AGREEMENT AND PLAN OF COMBINATION to have reduced, contracted, enlarged, ratified, affirmed, undertaken, authorized, approved or otherwise to have affected whatever contractual rights the holders of Valley Federal Stock Options may have under applicable documentation other than as expressly stated in this Plan of Combination with respect to the outstanding Valley Federal Stock Options identified in the Combination Agreement which are outstanding under the Valley Federal Option Plans at the Effective Time of the Merger.



                                   ARTICLE 5
                             AMENDMENTS AND WAIVERS

                 5.1 AMENDMENTS. To the extent permitted by law, this Plan of Combination may be amended as set forth in Section 10.9(d) of the Combination Agreement; provided, however, that the provisions of Section 4.3 of this Plan of Combination relating to the manner or basis upon which shares of Valley Federal Common Stock will be converted into the exclusive right to receive the Consideration from UPC shall not be amended in such a manner as to reduce the amount of the Consideration payable to the Valley Federal Record Holders determined as provided in Section 3.1 of the Combination Agreement nor shall this Plan of Combination be amended to permit UPC to utilize assets other than its UPC Common Stock or cash to make payment of the Consideration as provided in Section 3.1(e) of the Combination Agreement at any time after the Shareholders' Meeting without the requisite approval (except as provided for in the Combination Agreement) of the Valley Federal Record Holders of the shares of Valley Federal Common Stock outstanding, and that no amendment to this Plan of Combination shall modify the requirements of regulatory approval as set forth in Section 8.3(b) of the Combination Agreement.

                 5.2 AUTHORITY FOR AMENDMENTS AND WAIVERS. Prior to the Effective Time of the Merger, UPC and INTERIM, acting through their respective Boards of Directors or chief executive officers or presidents or other authorized officers, shall have the right to amend this Plan of Combination to postpone the Effective Time of the Merger to a date and time subsequent to the time of filing of the Plan of Combination with the Office of Thrift Supervision, to waive any default in the performance of any term of this Plan of Combination by Valley Federal, to waive or extend the time for the compliance or fulfillment by Valley Federal of any and all of its obligations under this Plan of Combination, and to waive any or all of the conditions precedent to the obligations of UPC and INTERIM under this Plan of Combination, except any condition that, if not satisfied, would result in the violation of any law or applicable governmental regulation. Prior to the Effective Time of the Merger, Valley Federal, acting through its Board of Directors or chief executive officer or president or other authorized officer, shall have the





PLAN OF COMBINATION - EXHIBIT A TO AGREEMENT AND PLAN OF COMBINATION right to amend this Plan of Combination to postpone the Effective Time of the Merger to a date and time subsequent to the time of filing of the Plan of Combination with the Office of Thrift Supervision, to waive any default in the performance of any term of this Plan of Combination by UPC or INTERIM, to waive or extend the time for the compliance or fulfillment by UPC or INTERIM of any and all of their obligations under this Plan of Combination, and to waive any or all of the conditions precedent to the obligations of Valley Federal under this Plan of Combination except any condition that, if not satisfied, would result in the violation of any law or applicable governmental regulation.


                                   ARTICLE 6
                                 MISCELLANEOUS

                 6.1 NOTICES. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, or by registered or certified mail, postage pre-paid to the persons at the addresses set forth below (or at such other addresses or facsimile numbers as may hereafter be designated as provided below), and shall be deemed to have been delivered as of the date received by the Party to which, or to whom it is addressed:



If to UPC or INTERIM:             Union Planters Corporation
                                  P.O. Box 387 (mailing)
                                  Memphis, Tennessee  38147

                                  7130 Goodlett Farms Parkway (deliveries)
                                  Cordova, Tennessee  38018
                                  Fax:  (901) 383-2877
                                  Attn: Mr. Jackson W. Moore, President

With a copy to:                   Wyatt, Tarrant, & Combs
                                  6075 Poplar Avenue
                                  Suite 650
                                  Memphis, Tennessee   38119
                                  Telephone:  (901) 537-1000
                                  Fax:  (901) 537-1010
                                  Attn:  R. Nash Neyland


PLAN OF COMBINATION - EXHIBIT A TO AGREEMENT AND PLAN OF COMBINATION

If to Valley Federal:        Valley Federal Savings Bank
                             501 North Montgomery
                             Sheffield, Alabama 35660
                             Attn:  Mr. Billy Don Anderson, President
                             Phone:  (205) 383-1101
                             Fax:  (205) 386-8628


With a copy to:              Housley, Goldberg, Kantarian, & Bronstein, P.C.
                             1220 19th Street, N.W., Suite 700
                             Washington, D.C. 20036
                             Phone:  (202) 822-9611
                             Fax:  (202) 822-0140
                             Attn: Leonard S. Volin


or at such other address as shall be furnished in writing by any of the Parties to the others by notice given as provided in this section 6.1.

        6.2 GOVERNING LAW. Except to the extent federal law shall be controlling, this Plan of Combination shall be governed by and construed and enforced in accordance with the laws of the State of Tennessee disregarding, however, the Tennessee conflicts of laws rules.

        6.3 CAPTIONS. The Captions heading the Sections in this Plan of Combination are for convenience only and shall not affect the construction or interpretation of this Plan of Combination.

        6.4 COUNTERPARTS. This Plan of Combination may be executed in two or more counterparts, each of which shall be deemed an original instrument, but all of which together shall constitute one and the same instrument.

   IN WITNESS WHEREOF, each of the Parties has caused this Plan of Combination to be duly executed and delivered by its duly authorized officers as of the date first above written.



ATTEST:                                             UNION PLANTERS CORPORATION

/s/ E. James House                                  By: /s/ Jackson W. Moore
- ------------------------                                ------------------------
E. James House                                      Jackson W. Moore
ITs:  Secretary                                     Its:  President



PLAN OF COMBINATION - EXHIBIT A TO AGREEMENT AND PLAN OF COMBINATION

ATTEST:                             VALLEY INTERIM FEDERAL SAVINGS BANK,
                                    a federal savings bank, (in organization)


/s/ E. James House                  By: /s/ Jackson W. Moore
- ------------------------               ---------------------------------
E. James House                      Jackson W. Moore
Its:  Secretary                     Its: President


ATTEST:                             VALLEY FEDERAL SAVINGS BANK


/s/ Martha P. Smith                 By: /s/ Billy Don Anderson
- ------------------------                ---------------------------------
Martha P. Smith                     Billy Don Anderson
Its:  Secretary                     Its: President


PLAN OF COMBINATION - EXHIBIT A TO AGREEMENT AND PLAN OF COMBINATION

                                  EXHIBIT 1

           The directors of the Resulting Bank will be as follows:

Name                         Residence Address             Term
- ----                         -----------------             -----
                                                           Expires
                                                           -------

Billy Don Anderson           127 Highland Place             1995
                             Sheffield, AL  35660



Edward Estes                 100 Riverbend Road             1995
                             Sheffield, AL  35660



Billy Smith, Jr.             122 Kingswood Drive            1995
                             Florence, AL  35630



Frank Donsbach               103 Terrace Street             1996
                             Sheffield, AL  35660


Harvey Robbins               1742 Mountainview Lane         1996
                             Tuscumbia, AL  35674


Olen Green                   317 Martin Drive               1997
                             Muscle Shoals, AL  35660


Don Ruggles                  Rt. 1, Box 75-A                1997
                             Sheffield, AL  35660



PLAN OF COMBINATION - EXHIBIT A TO AGREEMENT AND PLAN OF COMBINATION

                               AMENDMENT NUMBER 1

                                       TO

                       AGREEMENT AND PLAN OF COMBINATION

                          DATED AS OF NOVEMBER 1, 1995

                                    BETWEEN

                         UNION PLANTERS CORPORATION AND
                      VALLEY INTERIM FEDERAL SAVINGS BANK
                     A FEDERAL SAVINGS BANK IN ORGANIZATION

                                      AND

                          VALLEY FEDERAL SAVINGS BANK

                    DATED AS OF THE 11TH DAY OF APRIL, 1996

         This is Amendment Number 1 to the Agreement and Plan of Combination ("Combination Agreement") dated as of November 1, 1995 between Union Planters Corporation ("UPC"), Valley Interim Federal Savings Bank, a federal savings bank in organization ("Interim") and Valley Federal Savings Bank ("Valley Federal") and the related Plan of Combination of Interim with and into Valley Federal (the "Plan of Combination").

         WHEREAS, UPC and Valley Federal entered into the Combination Agreement which sets forth the terms and conditions governing the proposed acquisition of Valley Federal by UPC;

         WHEREAS, UPC and Valley Federal wish to amend the Combination Agreement as hereinafter set forth.

         NOW THEREFORE, in consideration of the mutual covenants herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

         1. UPC and Interim represent and warrant to Valley Federal, and Valley Federal represents and warrants to UPC and Interim that it has all requisite corporate power and authority to execute and deliver this Amendment Number 1 to the Combination Agreement and the Plan of Combination; that this Amendment Number 1 has been (or upon execution will have been) duly executed and delivered by them and has been (or upon execution will have been) duly authorized by all necessary action by them, corporate or otherwise, and no other corporate proceedings on their respective part is (or will be) necessary to authorize such execution and delivery; and that this Amendment Number 1 constitutes (or upon execution will constitute) a legal, valid and enforceable obligation of theirs, subject, as to enforceability, to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally, and to the application of equitable principles and judicial discretion.

         2. The second paragraphs to Section 3.1(e) of the Combination Agreement and Section 4.3 of the Plan of Combination are hereby amended to read as follows:

         "The number of shares of UPC Common Stock to be exchanged for each share of Valley Federal Common Stock issued and outstanding immediately prior to the Effective Time of the Merger shall be determined by applying an exchange ratio (the "Exchange Ratio") to each share of Valley Federal Common Stock issued and outstanding at the Effective Time of the Merger. The Exchange Ratio shall be equal to 1.0976 shares of UPC Common Stock for each outstanding share of Valley Federal Common Stock."

         3. Section 9.1(c) of the Combination Agreement is amended to read as follows:

                 "(c)     By UPC, INTERIM or Valley Federal in the event the
         Closing shall not have occurred on or before August 1, 1996 (the "Target Date"), unless the failure of the Closing to occur shall be due to the failure of the Party seeking to terminate this Agreement to perform its obligations hereunder in a timely manner.

         If UPC shall have filed any and all applications to obtain the requisite Government Approvals within sixty (60) days of the date hereof, and if the Closing shall not have occurred solely because of a delay caused by a government regulatory agency or authority in its review of the application before it, then Valley Federal shall, upon UPC's written request, extend the Closing Date until August 31, 1996."

         4. Valley Federal has on or prior to the date hereof delivered to UPC Supplement #3 to the Valley Federal Disclosure Schedule to the Combination Agreement ("Supplement #3"). UPC acknowledges receipt of Supplement #3 and agrees to its inclusion as a part of the Combination Agreement, pursuant to
Section 7.2(d) of the Combination Agreement.

         5. UPC hereby waives any right to assert (i) a breach of any representation or warranty of Valley Federal set forth in the Combination Agreement, (ii) a material adverse change in the business, property, assets (including loan portfolios), liabilities (whether absolute contingent or otherwise), prospects, operations, liquidity, income or condition (financial or otherwise) of Valley Federal and its Subsidiaries as contemplated in Section 8.2(e) of the Combination Agreement or (iii) a failure of any other condition set forth in the Combination Agreement or the Plan of Combination, in all cases only with respect to Supplement #3 and the information set forth therein relating to the restatement of the Valley Federal financial statements to properly account for interest expense on certificates of deposit of one year or more and on IRA accounts.

         6. Except as specifically revised by this Amendment Number 1, the Combination Agreement and the Plan of Combination remain in full force and effect. Should there be conflict or ambiguity between the matters expressed in this Amendment Number 1 and the terms and conditions of the Combination Agreement the parties intend that the provisions of this Amendment Number 1 shall prevail and supersede any such conflict or ambiguity. This Amendment Number 1 may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to each of the other parties hereto.

         IN WITNESS WHEREOF, each of the parties hereto has duly executed and delivered this Amendment Number 1 to the Combination Agreement, or has caused this Amendment Number 1 to the Combination Agreement to be executed and delivered in its name and on its behalf by its representative thereunto duly authorized, as of the 11th day of April, 1996.

                                       VALLEY FEDERAL SAVINGS BANK
ATTEST:

/s/ Martha P. Smith                    /s/ Billy Don Anderson
- ----------------------------------     -----------------------------------------
MARTHA P. SMITH                        BILLY DON ANDERSON
Secretary                              President and Chief Executive Officer

                                       UNION PLANTERS CORPORATION
ATTEST:

/s/ E. James House, Jr.                /s/ Benjamin W. Rawlins, Jr.
- ----------------------------------     -----------------------------------------



                                        VALLEY INTERIM FEDERAL SAVINGS BANK
ATTEST:


/s/ Lynn Lanigan                       /s/ M. Kirk Walters
- ----------------------------------     -----------------------------------------

                                    [LOGO]
                                UNION PLANTERS
                                 CORPORATION


                               April 23, 1996


Valley Federal Savings Bank
501 North Montgomery
Sheffield, Alabama 35660

Gentlemen:

         We have today entered into an Agreement and Plan of Combination (the "Agreement") between Union Planters Corporation ("UPC"); Valley Interim Federal Savings Bank, a federal savings bank in organization, a wholly-owned subsidiary of UPC; and Valley Federal Savings Bank ("Valley Federal"). This letter is intended to set forth certain additional agreements and undertakings of each of the above parties and each of such parties agrees that this letter is an integral part of the Agreement (as referred to in Section 10.7 thereof) and is being entered into separately solely as an accommodation to UPC. All terms used herein without definition shall have the same meaning as ascribed in the Agreement.

         Accordingly, in consideration of the parties having entered into the Agreement and for other good and valuable considerations, the receipt and sufficiency of which is hereby acknowledged, it is hereby further agreed that:

         A.      EMPLOYEES AND EMPLOYMENT ISSUES.

                 1. EMPLOYMENT ISSUES. Following the Effective Time of the Merger, it is expected that Billy Don Anderson ("Anderson") will continue to serve as the President and Chief Executive Officer of Valley Federal as the Resulting Bank. Should Valley Federal be merged with BANKFIRST, it is expected that William D. Powell ("Powell") would continue as the Chairman of the Board and Chief Executive Officer of BANKFIRST (or the institution surviving the merger), and that Anderson would serve as its President and Chief Operating Officer. As long as Valley Federal operates as a separate institution, Anderson and the Valley Federal Board of Directors shall make such decisions as are appropriate regarding the staffing needs and levels of Valley Federal as the Resulting Bank. Recognizing the possibility of a future merger into BANKFIRST, Anderson and the Valley Federal Board of Directors may make such decisions in consultation with Powell and may consider the fact that UPC will be providing certain functions such as data processing, accounting, loan review, portfolio management, audit and payroll and benefit administration to Valley Federal. However, until such time as a


                   P.O. Box 387 - Memphis, Tennessee 38147

Valley Federal Savings Bank
November 1, 1995
Page 2


potential merger of BANKFIRST and Valley Federal is consummated, staffing related decisions of Valley Federal shall be vested solely in Anderson and the Valley Federal Board of Directors. In the event of a merger of BANKFIRST and Valley Federal, all matters relating to personnel, including the hiring of, assignment of positions and titles to, and retention of, employees in the normal course of business, shall be determined by Messrs. Powell and Anderson subject to supervision by the local Board of Directors of the surviving institution, without prior approval by UPC.

                 2.       BENEFIT PLANS.

                          a.       DIRECTORS DEFERRED COMPENSATION PLAN AS IN
EFFECT ON THE DATE HEREOF ("DIRECTORS' PLAN"). Valley Federal's Directors' Plan shall be terminated at and as of the Effective Time of the Merger. Upon termination thereof, participants in the Directors' Plan will, to the extent provided under such plan and by applicable law, become fully vested in and eligible to receive benefits under the Directors' Plan. To the extent permitted by such plan and applicable law, Valley Federal shall distribute all vested accrued benefits as directed by plan participants as soon as reasonably practicable following the Effective Date of the Merger and termination of the Directors' Plan in the manner required by such plan and applicable law. Prior to the Effective Date of the Merger, Valley Federal shall fully reserve for all anticipated costs associated with the termination of the Directors' Plan. Participants in the Directors' Plan receiving payment upon termination thereof will not be eligible to invest proceeds distributed thereunder in any employee benefit plans maintained by UPC for its directors or employees.

                          b.       PENSION PLAN. After the Effective Time of
the Merger there shall be no further accrual of benefits under Valley Federal's Pension Plan as in effect on the date hereof (the "Pension Plan") and Valley Federal shall take such steps as are necessary or practicable to terminate the Pension Plan as soon as reasonably practicable after the Effective Time of the Merger. Prior to the Effective Date of the Merger, Valley Federal shall take such steps as are appropriate or necessary to determine the costs of terminating the Pension Plan, including, but not limited to, the amount needed to fully fund the Pension Plan in the event of the anticipated termination and any penalties or termination fees associated therewith or in connection with the assets held therein. Valley Federal shall coordinate with the Human Resources Department of UPC to ascertain, as close as reasonably practicable, the costs of terminating the Pension Plan and prior to the Effective Date of the Merger, Valley Federal shall fully reserve for all such anticipated costs and expenses. Upon termination of the Valley Federal Pension Plan, employees of Valley Federal who are participants in such Pension Plan will, to the extent provided under such plan and by applicable law, become fully vested in and eligible to receive benefits under such plan to the extent required therein and by applicable law. To the extent permitted by the Pension Plan and applicable law, Valley Federal shall

Valley Federal Savings Bank
November 1, 1995
Page 3


distribute all vested accrued benefits to plan participants as soon as reasonably practicable following the termination of the Pension Plan in the manner required by applicable law. Valley Federal shall obtain such regulatory determinations regarding the termination of the Pension Plan as may be appropriate to insure the qualified status of such plan (and related trust) under the Internal Revenue Code. Upon the election of any participant, any vested accrued benefit under the Pension Plan may be transferred to UPC's 401(k) retirement savings plan.

                          c.      401(K) PLAN.  Notwithstanding anything to the
contrary in Section 6.3 or other sections of the Combination Agreement, after the Effective Time of the Merger, all contributions under Valley Federal's 401(k) Plan as in effect on the date hereof (the "401(k) Plan") shall cease and employees of Valley Federal who continue their employment with Valley Federal after the Effective Time of the Merger shall be entitled to participate in UPC's 401(k) Plan to the same extent as other employees of UPC as of immediately after the Effective Time of the Merger. Valley Federal, in coordination with UPC's Human Resources Department, shall take such steps as are necessary to merge Valley Federal's 401(k) Plan with and into UPC's 401(k) Plan as of the Effective Time of the Merger or as soon thereafter as possible, but any delay in effectuating such merger shall not delay Valley Federal's employees' right to participate in UPC's 401(k) Plan as of the Effective Time of the Merger. Prior to the Effective Date of the Merger, Valley Federal shall fully reserve for all anticipated costs and expenses related to its 401(k) Plan and the merger thereof into UPC's 401(k) Plan. Valley Federal, in coordination with UPC's Human Resources Department, shall obtain such regulatory determinations regarding the merger of its 401(k) Plan into the UPC 401(k) Plan as may be appropriate to insure the qualified status of such plans (and related trusts) under the Internal Revenue Code.

                          d.      MEDICAL, LIFE AND RELATED EMPLOYEE WELFARE
BENEFITS. After the Effective Time of the Merger, the continuing employees of Valley Federal shall be eligible to receive group hospitalization, medical, life, disability, and other employee welfare benefits no less than those provided to other employees of UPC holding comparable positions. UPC shall provide full coverage under its group medical, dental, flex benefits, severance, disability, and life insurance plans. The UPC medical plan shall waive all preexisting conditions for covered employees at the Effective Time of the Merger. UPC will also waive proof of insurability for new participants enrolling in the UPC plan following the Effective Time of the Merger. Preexisting condition limitations may apply to new participants, not previously covered under the Valley Federal medical plan, who may enroll in the UPC plan following the Effective Time of the Merger. After the Effective Time of the Merger, Valley Federal, in coordination with UPC's Human Resources Department, shall take such steps as are necessary to terminate all such employee welfare benefit plans it maintained for its employees immediately prior to the

Valley Federal Savings Bank
November 1, 1995
Page 4


Effective Time of the Merger. Prior to the Effective Date of the Merger, Valley Federal shall fully reserve for all costs and expenses related to such employee welfare benefit plans, and the termination thereof, as well as for all costs related thereto which would continue after the Effective Time of the Merger, including, but not limited to, costs arising under or pursuant to the Consolidated Omnibus Budget Reconciliation Act and reserves required for post-termination benefits.

                          e.      ACCRUED VACATION AND SICK LEAVE.  In the
calendar year following the Effective Time of the Merger, Valley Federal employees shall become subject to Union Planters policies and procedures relative to accrued vacation and other paid time off benefits. For the remainder of the calendar year in which the Effective Time of the Merger occurs, all existing Valley Federal paid vacation and accrued time off benefits will remain in force and effect, and to the extent necessary, immediately prior to the end of the calendar year, Valley Federal shall pay its employees for all remaining accrued vacation and sick leave. On the January 1st next following the Effective Time of the Merger, the UPC policy will become effective and applicable to Valley Federal employees, with full credit given for prior service for Valley Federal or any Valley Federal subsidiary. Vacation schedules will be based on seniority dates, and emergency paid time off benefits will be granted based on 8 hours for every full quarter of completed service up to a maximum of 160 hours (20, 8-hour days).

                          f.      PAY TO STAY PLAN.  UPC hereby acknowledges
the existence of Valley Federal's Pay to Stay Plan and such plan will be honored in accordance with its terms.

                          g.      SEVERANCE BENEFITS.  UPC will provide
severance payments to employees of Valley Federal (other than employees whose severance benefits are provided for in written employment agreements) whose employment is terminated as a result of situations covered under the current UPC involuntary severance pay plan. Such payments shall be consistent with the terms and conditions of the UPC involuntary severance pay plan. However, for a period of 1-year following the Effective Time of the Merger, the following exceptions to the terms and conditions in the current UPC involuntary severance plan will apply:

                 (i) an offer of employment at any affiliate of Valley Federal which an employee does not accept will not make such employee ineligible to receive severance benefits; and

                 (ii) employees with one year or more of service will receive severance benefits equal to 2 weeks plus one additional week

Valley Federal Savings Bank
November 1, 1995
Page 5


         for each year or partial year of service with no maximum applicable.

                          h.      GENERAL / POOLING OF INTERESTS CONCERNS.
Notwithstanding anything in this paragraph A to the contrary, the rights granted by UPC to Valley Federal employees in connection with the Merger shall not in and of themselves be construed in any way to be an employment contract with, or right to employment by, Valley Federal, UPC, or any other subsidiary of UPC after the Effective Time of the Merger. In addition, no rights or vesting in any stock, pension, welfare, benefit or other benefit or welfare plan of Valley Federal, including the Valley Federal Stock Option Plan, shall be accelerated or modified in contravention of the accounting rules necessary to account for the Merger under the "pooling of interests" method of accounting. To the extent any employee benefit or welfare benefit plan of Valley Federal or the Valley Federal Stock Option Plan provides for acceleration of vesting of rights upon consummation of the Merger, Valley Federal shall take such steps as are appropriate or necessary to amend such plan or arrangement if such amendment were determined to be necessary to allow the Merger to be accounted for under the "pooling of interests" method of accounting.

                 3. EXTENSION OF ANDERSON EMPLOYMENT CONTRACT. The Board of Directors of Valley Federal shall be entitled to extend, in their sole discretion, the term of the employment contract between Anderson and Valley Federal as called for therein, subject to such limitations as may be set forth in the Combination Agreement relative to increases in compensation and related matters; provided, however, if the Valley Federal Board should determine to so extend the term of such employment contract, the employment contract shall be terminated in full at the Effective Time of the Merger, and as provided for therein, Mr. Anderson shall be entitled to payment thereunder as noted in the following paragraph. No amendment or extension shall be approved, however, which would prevent the Merger from being accounted for under the "pooling of interests" method of accounting.

                 4. EXISTING ANDERSON EMPLOYMENT CONTRACT. As noted in the previous paragraph, it is understood that Mr. Anderson's employment contract will be terminated at the Effective Time of the Merger. UPC acknowledges and agrees that consummation of the Merger would constitute a Change of Control under Mr. Anderson's employment contract, that the conditions of at least (b)(ii), (iii) and (vi) of Section 12 of such agreement would exist, and therefore, Mr. Anderson would be entitled to the payment determined pursuant to Section 12(b) of the employment contract upon consummation of the Merger and termination of his employment contract. Prior to the Effective Date of the Merger Valley Federal shall fully accrue for all payments due or which may be due to Mr. Anderson under such employment contract upon consummation

Valley Federal Savings Bank
November 1, 1995
Page 6


of the Merger, including, but not limited to, such payments due Mr. Anderson upon the Change of Control, change in conditions and termination of his employment contract.

                 5. TIMING. Notwithstanding any other provision herein or in the Combination Agreement, Valley Federal may take such actions on or before the Effective Time as are necessary or appropriate to effectuate the purposes of this Section A of the Agreement, including but not limited to (i) the adoption and execution of agreements and amendments relating to the plans, programs, and agreements referenced herein, and (ii) the adoption and execution of any amendment required by applicable law.

         B. BOARD OF DIRECTORS OF VALLEY FEDERAL. After the Effective Time of the Merger and until the earlier of the effective time of the merger of Valley Federal and BANKFIRST or the first anniversary of the Effective Date of the Merger, the Board of Directors of Valley Federal shall be composed of the same persons currently serving as directors of Valley Federal; provided, however, that without the prior consent of UPC, the number of members of the Board of Directors of Valley Federal shall not be increased and upon the death, retirement or removal of any such director, no interim or replacement director shall be appointed except by or at the direction of UPC. In the event of a merger between Valley Federal and BANKFIRST, the initial board of directors of the Resulting Bank shall be composed of the directors of BANKFIRST as of the effective date of such merger and the non-officer members of the Valley Federal board of directors as of the effective date of such merger, plus Mr. Anderson. Thereafter UPC agrees that it will, or it will cause BNF Bancorp, Inc., to cause, each person initially elected as a member of the board of directors of the institution resulting from the merger of Valley Federal and BANKFIRST to be re-elected as a director of such institution for at least one (1) additional one year term regardless of any otherwise applicable age-related requirement; provided each director shall be eligible for re-election only if (i) he continues to qualify to serve as a director, (ii) he is not permanently incapacitated and unable to serve as a director, (iii) he continues to adequately perform his services as a director, and (iv) UPC has not determined that the institution resulting from the merger of BANKFIRST and Valley Federal has failed to meet the general performance standards of other UPC banking subsidiaries. Nothing herein shall be deemed to limit UPC's or BNF Bancorp, Inc.'s rights as sole shareholder of Valley Federal, or the institution surviving the merger of BANKFIRST and Valley Federal, from taking such shareholder actions as it deems necessary or appropriate.

         C. PARTICIPATION IN UPC STOCK OPTION PLANS. After the Effective Time of the Merger, management personnel of Valley Federal, as well as management personnel of the institution surviving the merger of BANKFIRST and Valley Federal, should such merger occur, shall be reviewed for possible grants of options to purchase UPC stock at such times and to the same extent and on the same conditions as management

Valley Federal Savings Bank
November 1, 1995
Page 7


personnel at other affiliates of UPC, as determined by the Stock Option Committee of the Board of Directors of UPC.

         D. POST MERGER SECURITIES FILINGS. UPC shall use its best efforts to ensure that not later than thirty (30) days following the end of the first calendar quarter in which UPC and Valley Federal have completed thirty days of combined post-merger operations, UPC will publish financial results containing the combined UPC and Valley Federal results of operations.

         Upon execution of this letter (or counterparts thereof) by the parties hereto, this letter shall constitute an agreement between the parties to be enforceable following the Effective Time of the Merger by either party hereto or by any other party who is intended to be benefitted hereunder.

                                           UNION PLANTERS CORPORATION

                                           By: /s/ Jackson W. Moore
                                              ---------------------------------
                                               Jackson W. Moore


                                           VALLEY INTERIM FEDERAL SAVINGS BANK


                                           By: /s/ Billy D. Anderson
                                              ---------------------------------
                                               Billy D. Anderson

                                           VALLEY FEDERAL SAVINGS BANK


                                           By: /s/ Billy D. Anderson
                                              ---------------------------------
                                               Billy D. Anderson

                                  APPENDIX B

                           FORM OF FAIRNESS OPINION

                                          , 1996
                                 ---------



Board of Directors
Valley Federal Savings Bank
501 North Montgomery Avenue
Sheffield, Alabama  35660

Gentlemen:

         You have requested our opinion as to the fairness, from a financial point of view, to the holders of shares of common stock (the "Valley Federal Common Stock"), of Valley Federal Savings Bank ("Valley Federal") of the consideration to be received by such stockholders in the proposed merger (the "Proposed Merger") of Valley Federal with Union Planters Corporation ("Union Planters"), pursuant to the Agreement and Plan of Combination dated November 1, 1995 (the "Agreement") and amended April 11, 1996 (The "Amendment").

         As more specifically set forth in the Agreement and Amendment, and subject to a number of conditions and procedures described in the Agreement and Amendment, in the Proposed Merger each of the issued and outstanding shares of Valley Federal Common Stock shall be converted into 1.0976 shares of Union Planters Common Stock (the "Exchange Ratio"). All unexercised options for the right to purchase shares of Valley Federal Common Stock shall be converted into options for the right to purchase shares of Union Planters Common Stock using the Exchange Ratio as applicable to the holders of Valley Federal Common Stock.

         Trident Financial Corporation ("Trident") is a financial consulting and investment banking firm experienced in the valuation of business enterprises with considerable experience in the valuation of thrift institutions. Since 1975, Trident has valued in excess of 400 thrift institutions in connection with mutual-to-stock conversions, mergers and acquisitions, as well as other transactions. Trident is not affiliated with Valley Federal or Union Planters.

         In connection with rendering our opinion, we have reviewed and analyzed, among other things, the following: (i) the Agreement; (ii) the Amendment; (iii) certain publicly available information concerning Valley Federal, including the audited financial statements of Valley Federal for each of the years in the three year period ended September 30, 1995 and unaudited financial statements for the three months ended December 31, 1994 and 1995;
(iv) certain publicly available information concerning Union Planters, including the audited financial statements of Union Planters for each of the years in the three year period ended December 31,

Board of Directors
April 11, 1996
Page 2

1995; (v) certain other internal information, primarily financial in nature, concerning the business and operations of Valley Federal and Union Planters furnished to us by Valley Federal and Union Planters for purposes of our analysis; (vi) information with respect to the trading market for Valley Federal Common Stock; (vii) information with respect to the trading market for Union Planters Common Stock; (viii) certain publicly available information with respect to other companies that we believe to be comparable to Valley Federal and Union Planters and the trading markets for such other companies' securities; and (ix) certain publicly available information concerning the nature and terms of other transactions that we believe relevant to our inquiry. We have also met with certain officers and employees of Valley Federal and Union Planters to discuss the foregoing as well as other matters we believe relevant to our inquiry.

        In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available. We have not attempted independently to verify any such information. We have not conducted a physical inspection of the properties or facilities of Valley Federal or Union Planters, nor have we made or obtained any independent evaluations or appraisals of any of such properties or facilities. We did not specifically evaluate Valley Federal's or Union Planters' loan portfolio or the adequacy of Valley Federal's or Union Planters' reserves for possible loan losses.

        In conducting our analysis and arriving at our opinion as expressed herein, we have considered such financial and other factors as we have deemed appropriate under the circumstances including, among others, the following: (i) the historical and current financial condition and results of operations of Valley Federal and Union Planters, including interest income, interest expense, net interest income, net interest margin, interest sensitivity, non-interest expenses, earnings, dividends, book value, return on assets, return on equity, capitalization, the amount and type of non-performing assets and the reserve for loan losses; (ii) the business prospects of Valley Federal and Union Planters; (iii) the economies in Valley Federal's and Union Planters' market areas; (iv) the historical and current market for Valley Federal Common Stock and Union Planters Common Stock and for the equity securities of certain other companies that we believe to be comparable to Valley Federal and Union Planters; and (v) the nature and terms of certain other acquisition transactions that we believe to be relevant. We have also taken into account our assessment of general economic, market, financial and regulatory conditions and trends, as well as our knowledge of the thrift industry, our experience in connection with similar transactions, and our knowledge of securities valuation generally. Our opinion necessarily is based upon conditions as they exist and can be evaluated on the date hereof. Our opinion is, in any event, limited to the fairness, from a financial point of view, of the consideration to be received by the holders of Valley Federal Common Stock in the Proposed Merger and does not address Valley Federal's underlying business decision to effect the Proposed Merger.

Board of Directors
April 11, 1996
Page 3

        Based upon and subject to the foregoing, we are of the opinion that the consideration to be received by the holders of Valley Federal Common Stock in the Proposed Merger is fair, as of the date hereof, from a financial point of view, to such holders.

        This opinion is being delivered to the Board of Directors of Valley Federal for its exclusive use and is not to be reproduced, disseminated or delivered to any third party without the express written consent of Trident Financial Corporation, except as required by law.

        This opinion will be updated prior to consummation of the Proposed
Merger.


                                        Very truly yours,

                                        TRIDENT FINANCIAL CORPORATION

                                  APPENDIX C

                         VALLEY FEDERAL SAVINGS BANK
                       CONSOLIDATED FINANCIAL STATEMENTS
                for the year ended September 30, 1995 and 1994

INDEPENDENT AUDITORS' REPORT

To the Stockholders and the Board of Directors of Valley Federal Savings Bank and Subsidiary, Sheffield, Alabama:

We have audited the accompanying consolidated statements of financial condition of Valley Federal Savings Bank and subsidiary as of September 30, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Valley Federal Savings Bank and subsidiary at September 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, as of October 1, 1993.

As discussed in Note 17 to the consolidated financial statements, the accompanying consolidated financial statements have been restated to record accrued interest payable on certificates of deposit.



/s/ Deloitte & Touche



November 17, 1995
(April 10, 1996 as to paragraph 3 of Note 16 and as to Note 17)

VALLEY FEDERAL SAVINGS BANK AND SUBSIDIARY


CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 1995 AND 1994 (IN THOUSANDS)
- --------------------------------------------------------------------------------

                                                                                             1995           1994
                                                                                          (Restated)     (Restated)
ASSETS

  Cash and due from banks                                                                $   3,312      $   1,979
  Interest-bearing deposits with banks                                                         572          1,786
  Securities available for sale (amortized cost of $21,365 at 1995 and                      21,083         18,535
    $19,579 at 1994) (Note 2)
  Securities to be held to maturity (market value of $3,671) (Note 2)                                       3,793
  Loans receivable, net of allowance for loan losses of $462 in 1995 and                    96,033         89,315
    $795 in 1994 (Notes 3 and 11)
  Accrued interest receivable                                                                  815            795
  Premises and equipment, net (Note 4)                                                       2,587          2,818
  Foreclosed real estate                                                                                       59
  Stock in Federal Home Loan Bank ("FHLB"), at cost (Note 5)                                   768            711
  Income taxes (Note 8):
    Current                                                                                    146
    Deferred                                                                                     2            253
  Other assets (Note 7)                                                                        593            388
                                                                                         ---------      ---------
TOTAL ASSETS                                                                             $ 125,911      $ 120,432
                                                                                         =========      =========

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
  Deposits (Note 2)                                                                      $ 108,717      $ 100,836
  Borrowed funds (Note 9)                                                                    6,000          9,000
  Advances by borrowers for taxes and insurance                                                621            575
  Income taxes (Note 8):
    Current                                                                                                    66
  Accrued interest payable                                                                     589            220
  Other liabilities                                                                            330            548
                                                                                         ---------      ---------
           Total liabilities                                                               116,257        111,245
                                                                                         ---------      ---------

VALLEY FEDERAL SAVINGS BANK AND SUBSIDIARY


CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 1995 AND 1994 (IN THOUSANDS)
- -------------------------------------------------------------------------------

                                                                                             1995           1994
                                                                                          (Restated)     (Restated)
STOCKHOLDERS' EQUITY (Notes 8 and 10):
  Serial preferred stock - $.01 par value,
    5,000 shares authorized - none issued
  Common stock - $.01 par value,
    15,000 shares authorized, 361 shares
    issued and outstanding                                                               $       4      $       4
  Additional paid-in capital                                                                 3,193          3,193
  Retained earnings, substantially restricted                                                6,636          6,651
  Net unrealized depreciation on available for
    sale securities, net of tax of $104 in 1995
    and $383 in 1994 (Note 1)                                                                 (179)          (661)
                                                                                         ---------      ---------
           Total stockholders' equity                                                        9,654          9,187
                                                                                         ---------      ---------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                               $ 125,911      $ 120,432
                                                                                         =========      =========


See notes to consolidated financial statements.

VALLEY FEDERAL SAVINGS BANK AND SUBSIDIARY


CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED SEPTEMBER 30, 1995, 1994 AND 1993
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
- -------------------------------------------------------------------------------

                                                                                   1995         1994         1993
                                                                                (Restated)   (Restated)
INTEREST INCOME:
  Loans receivable                                                                $7,520       $6,798       $6,703
  Securities available for sale                                                    1,147        1,302
  Securities to be held to maturity                                                  199          226
  Securities held for investment                                                                             2,298
  Other                                                                              106           86           78
                                                                                  ------       ------       ------
           Total interest income                                                   8,972        8,412        9,079
                                                                                  ------       ------       ------

INTEREST EXPENSE:
  Deposits                                                                         4,921        4,170        4,774
  Borrowed funds (Note 9)                                                            567          202           86
                                                                                  ------       ------       ------
           Total interest expense                                                  5,488        4,372        4,860
                                                                                  ------       ------       ------

NET INTEREST INCOME                                                                3,484        4,040        4,219

PROVISION FOR LOAN LOSSES (Note 3)                                                   306          180          361
                                                                                  ------       ------       ------

NET INTEREST INCOME AFTER
  PROVISION FOR LOAN LOSSES                                                        3,178        3,860        3,858
                                                                                  ------       ------       ------

NONINTEREST INCOME:
  Loan fees and service charges                                                      361          437          540
  Loan servicing fees                                                                135          135          106
  Net gain (loss) on sales of:
    Securities available for sale (Note 2)                                           (31)         103
    Securities held for investment                                                                             (56)
    Loans                                                                            (13)
  Other                                                                               30          132          132
                                                                                  ------       ------       ------
           Total noninterest income                                                  482          807          722
                                                                                  ------       ------       ------

NONINTEREST EXPENSES:
  Salaries and employee benefits                                                   1,543        1,551        1,476
  Occupancy                                                                          484          531          556
  Data processing                                                                    194          195          171
  Insurance premiums                                                                 266          285          260
  Losses on foreclosed real estate                                                                 13            9
  Advertising                                                                        124          122          112
  Professional fees                                                                  178          175          127
  Other (Note 7)                                                                     613          480          514
                                                                                  ------       ------       ------
           Total noninterest expense                                               3,402        3,352        3,225
                                                                                  ------       ------       ------

VALLEY FEDERAL SAVINGS BANK AND SUBSIDIARY


CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED SEPTEMBER 30, 1995, 1994 AND 1993
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
- -------------------------------------------------------------------------------

                                                                          1995             1994             1993
                                                                       (Restated)      (Restated)
INCOME BEFORE INCOME TAX EXPENSE                                      $     258        $   1,315        $   1,355

INCOME TAX EXPENSE (Note 8)                                                  57              402              440
                                                                      ---------        ---------        ---------

NET INCOME                                                            $     201        $     913        $     915
                                                                      =========        =========        =========


AVERAGE COMMON SHARES OUTSTANDING                                       361,000          361,000          360,500
                                                                      =========        =========        =========

EARNINGS PER SHARE                                                    $    0.56        $    2.53        $    2.54
                                                                      =========        =========        =========

CASH DIVIDENDS PER SHARE
  (Note 16)                                                           $    0.60        $    0.50        $    0.50
                                                                      =========        =========        =========



See notes to consolidated financial statements.

VALLEY FEDERAL SAVINGS BANK AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 1995, 1994 AND 1993 (IN THOUSANDS)

- -----------------------------------------------------------------------------------------------------------------------


                                                                                  NET            NET
                                                                              UNREALIZED     UNREALIZED
                                                                             DEPRECIATION   APPRECIATION
                                                                RETAINED      ON CERTAIN   (DEPRECIATION)
                                                ADDITIONAL      EARNINGS,     MARKETABLE    ON SECURITIES       TOTAL
                                     CAPITAL     PAID-IN      SUBSTANTIALLY     EQUITY        AVAILABLE      STOCKHOLDERS'
                                      STOCK      CAPITAL        RESTRICTED    SECURITIES      FOR SALE          EQUITY
Balance at September 30, 1992          $  4       $3,183          $5,184         $ (93)                         $ 8,278
Cash dividends, $.50 per share
  (declared based on fiscal
  1992 operations)                                                  (180)                                          (180)
Net income for the year
  ended September 30, 1993                                           915                                            915
Decrease in net unrealized
  depreciation on certain
  marketable equity securities                                                      61                               61
Proceeds from issuance of
  common stock upon exercise
  of options                                          10                                                             10
                                       ----       ------          ------         -----          --------        -------

Balance at September 30, 1993             4        3,193           5,919           (32)                           9,084
Cash dividends, $.50 per share
  (declared based on fiscal
  1993 operations)                                                  (181)                                          (181)
Net income for the year
  ended September 30, 1994
  (as restated, see Note 17)                                         913                                            913
Impact at October 1, 1993 of
  adoption of Statement of
  Financial Accounting
  Standards No. 115 net of
  taxes (Note 2)                                                                                $    611            611
Decrease in net unrealized
  depreciation on certain
  marketable equity securities                                                      32                               32
Net change in unrealized
  depreciation on securities
  available for sale, net of
  taxes.                                                                                          (1,272)        (1,272)
                                       ----       ------          ------         -----          --------        -------

Balance at September 30, 1994
  (as restated, see Note 17)              4        3,193           6,651         $   -              (661)         9,187
                                                                                 =====

Cash dividends, $.60 per share
  (declared based on fiscal
  1994 operations)                                                  (216)                                          (216)
Net income for the year
  ended September 30, 1995
  (as restated, see Note 17)                                         201                                            201
Net change in unrealized
  depreciation on securities
  available for sale, net of
  taxes                                                                                              482            482
                                       ----       ------          ------                        --------        -------
Balance at September 30, 1995
  (as restated, see Note 17)           $  4       $3,193          $6,636                        $   (179)       $ 9,654
                                       ====       ======          ======                        ========        =======

See notes to consolidated financial statements.

VALLEY FEDERAL SAVINGS BANK AND SUBSIDIARY


CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 1995, 1994 AND 1993 (IN THOUSANDS)
- -------------------------------------------------------------------------------

                                                                              1995           1994           1993
                                                                           (Restated)     (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                $   201        $   913        $   915
  Adjustments to reconcile net
    income to net cash provided by
    operating activities:
      Depreciation (Note 4)                                                     250            261            262
      Deferred income tax expense                                               (35)           (31)            30
      Provision for loan losses                                                 306            180            361
      Accretion/amortization                                                   (125)          (366)            47
      Proceeds from loans held for sale                                       2,531          9,199         14,608
      Originations of loans held for sale                                    (2,544)        (9,199)       (14,608)
      Net (gain) loss on sale of:
        Securities available for sale                                            31           (103)
        Securities held for investment                                                                         56
        Foreclosed real estate                                                   (1)           (64)           (30)
        Loans                                                                    13
      (Increase) decrease in other assets                                      (429)           163            102
      Increase (decrease) in other liabilities                                  130             73           (115)
                                                                            -------        -------        -------

           Net cash provided by operating activites                             328          1,026          1,628
                                                                            -------        -------        -------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Net (increase) decrease in interest-bearing
     deposits with banks                                                      1,214          1,230            783
  Purchases of:
    Securities available for sale                                            (4,670)       (15,087)
    Securities held for investment                                                                        (14,136)
    Securities to be held to maturity                                          (272)        (2,314)
  Net purchases of premises and equipment                                       (19)           (99)          (954)
  Proceeds from sale of:
    Securities available for sale                                             3,666         13,726
    Securities held for investment                                                                          2,021
    Foreclosed real estate                                                                     322             19
  Proceeds from maturities of:
    Securities available for sale                                             2,712         12,519
    Securities held to maturity                                                 673          3,386
    Securities held for investment                                                                         20,035
  Net increase in loans                                                      (7,024)       (11,536)        (4,821)
  Decrease in foreclosed real estate                                             59
                                                                            -------        -------        -------

             Net cash provided by (used in)
               investing activities                                          (3,661)         2,147          2,947
                                                                            -------        -------        -------

VALLEY FEDERAL SAVINGS BANK AND SUBSIDIARY


CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 1995, 1994 AND 1993 (IN THOUSANDS)
- -------------------------------------------------------------------------------

                                                                       1995               1994              1993
                                                                    (Restated)         (Restated)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net decrease in demand deposits, savings,
    and NOW accounts                                                 $(3,634)           $(8,702)          $(4,739)
  Net increase (decrease) in time deposits                            11,516             (1,832)           (1,525)
  Net increase (decrease) in borrowed funds                           (3,000)             5,000             4,000
  Proceeds from issuance of common stock                                                                       10
  Dividends paid                                                        (216)              (181)             (180)
                                                                     -------            -------           -------

           Net cash provided by (used in)
              financing activities                                     4,666             (5,715)           (2,434)
                                                                     -------            -------           -------

NET INCREASE (DECREASE) IN CASH
  AND DUE FROM BANKS                                                   1,333             (2,542)            2,141

CASH AND DUE FROM BANKS
  BEGINNING OF YEAR                                                    1,979              4,521             2,380
                                                                     -------            -------           -------

CASH AND DUE FROM BANKS,
  END OF YEAR                                                        $ 3,312            $ 1,979           $ 4,521
                                                                     =======            =======           =======

SUPPLEMENTAL DISCLOSURES OF
  CASH FLOW INFORMATION:
    Noncash transactions:
      Decrease in net unrealized
        depreciation on certain marketable
        equity securities                                                               $    32           $    61
                                                                                        =======           =======

      Loans foreclosed and transferred
        to real estate owned                                         $    38            $   151           $    18
                                                                     =======            =======           =======

      Transfers of held to maturity and held for investment
        securities into available for sale (Notes 1 and 2)           $ 3,334            $13,433           $18,459
                                                                     =======            =======           =======

    Cash paid during the year for:
      Interest                                                       $ 5,144            $ 4,198           $ 4,887
                                                                     =======            =======           =======

      Income taxes                                                   $   238            $   332           $   574
                                                                     =======            =======           =======

VALLEY FEDERAL SAVINGS BANK AND SUBSIDIARY


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (DOLLARS IN THOUSANDS)

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of Valley Federal Savings Bank ("the Bank") and its wholly-owned subsidiary, Valley Service Corporation of Alabama, which was incorporated in January, 1980. All intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements. The subsidiary is not active. The service corporation is comprised of $15 of stock in Intrieve Incorporated, the Bank's service bureau, and $1 of working capital.

         BASIS OF FINANCIAL STATEMENT PRESENTATION - The Bank's consolidated financial statements have been prepared in accordance with generally accepted accounting principles and with general practice within the savings institutions industry. In preparing such financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the valuation of real estate owned, management obtains independent appraisals for significant properties.

         CASH AND DUE FROM BANKS - For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and Due From Banks."

         INVESTMENTS IN SECURITIES - The Bank adopted Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities for the fiscal year beginning October 1, 1993. As a result of this adoption, certain securities classified as available for sale are carried at market value, and unrealized appreciation (depreciation), net of related income tax effect, on securities available for sale is shown as a component of stockholders' equity at September 30, 1995 and 1994. Prior to this adoption, at September 30, 1993, certain investment securities and mortgage-backed securities classified as held for sale were stated at the lower of cost or market.

                 SECURITIES TO BE HELD TO MATURITY - Certain investments and mortgage-backed securities for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

                 SECURITIES AVAILABLE FOR SALE - Securities available for sale consist of investments, mortgage-backed securities, and certain equity securities not classified as trading securities nor as held to maturity securities. Unrealized gains and losses, net of tax, on available for sale securities are reported as a net amount in a separate component of stockholders' equity until realized. Gains and losses on the sale of available for sale securities are determined using the specific-identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

                 TRADING SECURITIES - The Bank has no trading account securities.

         LOANS HELD FOR SALE - Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income.

         LOANS RECEIVABLE - Loans receivable that management has the intent and ability to hold to the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any chargeoffs or specific valuation accounts and net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

         ALLOWANCE FOR LOAN LOSSES - The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

         FORECLOSED REAL ESTATE - Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of cost or fair value minus estimated costs to sell. Revenues and expenses from operations are included in loss on foreclosed real estate.

         INCOME TAXES - Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

         Effective October 1, 1993, the Bank adopted SFAS No. 109, Accounting for Income Taxes. The principal changes made by SFAS No. 109 are the adoption of the liability method of accounting for deferred taxes and revision of the criteria for recognition and measurement of deferred tax assets. Under SFAS No. 109, deferred tax assets and liabilities are based on the tax rates and laws enacted as of the balance sheet date. The effects of future changes in tax laws or rates are not anticipated. Because the cumulative effect at October 1, 1993 of applying the new accounting method was not material, it is reflected as a decrease of $48 in income tax expense for the year ended September 30, 1994. The effect on net income during 1994 of applying the new accounting method as compared to the previous method was immaterial.

         For the year ended September 30, 1993, the Bank accounted for income taxes under the previous standard, Accounting Principles Board Opinion No. 11.

         PREMISES AND EQUIPMENT - Land is carried at cost. Bank premises, furniture and equipment, and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed by the straight-line method over periods ranging from 5 to 39 years.

         EARNINGS PER SHARE - Earnings per share is based on the weighted average number of shares plus equivalent shares outstanding. The dilutive effect of shares issuable under stock options is immaterial.

         NEW ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED - In December, 1991, SFAS No. 107, Disclosures About Fair Value of Financial Instruments was issued. SFAS No. 107 requires disclosure of the fair value of financial instruments, both assets and liabilities recognized and not recognized in the statement of financial condition, for which it is practicable to estimate fair value. The statement is effective for fiscal years ending after December 15, 1995 for entities with less than $150 million in total assets. The Bank will be required to adopt SFAS No. 107 in fiscal 1996. The adoption of this statement is not expected to have a significant impact on the Bank's financial statements. SFAS No. 114, Accounting by Creditors for Impairment of a Loan, was issued in May, 1993. SFAS No. 114 (later amended by SFAS No. 118) addresses the accounting by creditors for impairment of certain loans and applied to all loans that are restructured in a troubled debt restructuring. It requires that impaired loans be measured based on the present value of expected cash flows discounted at the loan's effective interest rate. These requirements apply to financial statements for fiscal years beginning after December 15, 1994. The adoption of this statement is not expected to have a significant impact on the Bank's financial statements.

         RECLASSIFICATIONS - Reclassifications of certain prior period amounts were made for comparative purposes.

2.       INVESTMENTS IN SECURITIES

         The Bank's investments in securities have been classified in the consolidated statements of financial condition according to management's intent and ability to hold them. The carrying amount of securities and their approximate fair value at September 30 were as follows:

                                                                       GROSS        GROSS
                                                       AMORTIZED     UNREALIZED   UNREALIZED       FAIR
                                                          COST         GAINS        LOSSES         VALUE
SECURITIES AVAILABLE FOR SALE:

1995:
  U.S. Government and agency
    securities                                           $   999                     $   54       $   945
  State and municipal securities                             280         $ 15                         295
  Collateralized mortgage
    obligations ("CMO's")                                  8,858           47                       8,905
  FHLMC certificates                                       7,827                        234         7,593
  FNMA certificates                                        3,401                         56         3,345
                                                         -------         ----        ------       -------

             Total                                       $21,365         $ 62        $  344       $21,083
                                                         =======         ====        ======       =======

1994:
  U.S. Government and agency
    securities                                           $   499                     $   37       $   462
  CMO's                                                    8,497                        375         8,122
  FHLMC certificates                                       7,132                        425         6,707
  FNMA certificates                                        3,451                        207         3,244
                                                         -------                     ------       -------

             Total                                       $19,579                     $1,044       $18,535
                                                         =======                     ======       =======

                                                                   GROSS           GROSS
                                                AMORTIZED       UNREALIZED       UNREALIZED        FAIR
                                                  COST             GAINS           LOSSES          VALUE
SECURITIES HELD TO MATURITY:

1994:
  State and municipal securities                  $    9            $  1                           $   10
  FHLMC certificates                               2,686                            $ 97            2,589
  FNMA certificates                                1,098                              26            1,072
                                                  ------            ----            ----           ------

             Total                                $3,793            $  1            $123           $3,671
                                                  ======            ====            ====           ======

Gross realized gains and gross realized losses on sales of securities available for sale for the years ended September 30, were:

                                                                                         1995          1994
Gross realized gains:
  FNMA certificates                                                                      $ 16
  U.S. Government and agency securities                                                               $   4
  CMO's                                                                                                 196
                                                                                         ----         -----

           Total                                                                         $ 16         $ 200
                                                                                         ====         =====

Gross realized losses:
  FNMA certificates                                                                      $  8
  CMO's                                                                                    32         $  60
  FHMLC certificates                                                                        7            12
  Other debt securities                                                                                  25
                                                                                         ----         -----

             Total                                                                       $ 47         $  97
                                                                                         ====         =====

The scheduled maturities of securities held to maturity and securities available for sale at September 30, 1995, were as follows:

                                                                                          SECURITIES
                                                                                      AVAILABLE FOR SALE
                                                                                    ----------------------
                                                                                    AMORTIZED       FAIR
                                                                                       COST         VALUE
Due in one year or less                                                              $ 1,923       $ 1,906
Due in one year to five years                                                         11,415        11,242
Due from five to ten years                                                             2,571         2,637
Due after ten years                                                                    5,456         5,298
                                                                                     -------       -------

             Total                                                                   $21,365       $21,083
                                                                                     =======       =======

Securities carried at approximately $1,493 at September 30, 1995 and $405 at September 30, 1994, were pledged to secure certain deposits and for other purposes permitted by law.

Upon adoption of SFAS No. 115, the Bank changed its intent with regard to holding certain securities and therefore transferred such securities into available for sale. In addition, the Bank transferred certain CMO's purchased during 1994 into available for sale after initially classifying them as held to maturity. This transfer was made in response to the potential future classification of these securities as "high-risk" under the FASB's Emerging Issues Task Force guidelines issued in November of 1993.

         As of September 30, 1995, based on the proposed business combination described in Note 16, the Bank changed its intent with regard to holding securities such that securities which were previously classified as held to maturity are now classified as available for sale. All securities held as of September 30, 1995 are classified as available for sale.

3.       LOANS RECEIVABLE

         The components of loans in the consolidated statements of financial condition at September 30, were as follows:

                                                                                       1995          1994
Residential real estate mortgage                                                     $67,075       $66,469
Commercial                                                                             8,547         7,799
Real estate construction                                                               5,146         3,052
Commercial real estate                                                                11,122        10,317
Consumer                                                                               5,605         4,675
Net deferred loan fees, premiums, and discounts                                          (61)         (162)
Undisbursed portion of loans in process                                                 (939)       (2,040)
                                                                                     -------       -------
                                                                                      96,495        90,110

Allowance for loan losses                                                               (462)         (795)
                                                                                     -------       -------

             Loans receivable, net                                                   $96,033       $89,315
                                                                                     =======       =======

         An analysis of the changes in the allowance for loan losses for the years ended September 30, follows:

                                                                                        1995          1994
Balance at October 1                                                                   $ 795         $ 344
                                                                                       -----         -----
Loans charged off                                                                       (655)         (152)
Recoveries                                                                                16           423
                                                                                       -----         -----
             Net loans (charged off) recoveries                                         (639)          271
                                                                                       -----         -----
Provision for loan losses                                                                306           180
                                                                                       -----         -----

Balance at September 30                                                                $ 462         $ 795
                                                                                       =====         =====

         There are no significant loans held for sale at September 30, 1995.

         Nonaccrual loans for which interest has been reduced totaled approximately $828 and $1,283 at September 30, 1995 and 1994, respectively. Interest income foregone on the related nonaccrual loans totaled $35 and $45 during 1995 and 1994, respectively.

4.       PREMISES AND EQUIPMENT

         Premises and equipment at September 30 are summarized by major classifications as follows:

                                                                                        1995         1994
Land                                                                                   $  397       $  397
Buildings and improvements                                                              2,866        2,866
Furniture, fixtures and equipment                                                       1,661        1,641
                                                                                       ------       ------
Total                                                                                   4,924        4,904
Less accumulated depreciation                                                           2,337        2,086
                                                                                       ------       ------

Premises and equipment, net                                                            $2,587       $2,818
                                                                                       ======       ======

         Depreciation expense charged to operations was $250, $261 and $262 for the years ended September 30, 1995, 1994, and 1993, respectively.

5.       STOCK IN FHLB

         The Bank is a member of the FHLB System. As a member of this system, it is required to maintain an investment in capital stock of the FHLB of Atlanta. The investment is stated at cost. At September 30, 1995 and 1994, the investment in such stock amounted to $768 and $711, respectively.

6.       LOAN SERVICING FEES

         Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans was $32,921 and $31,588 at September 30, 1995 and 1994, respectively.

7.       RETIREMENT PLAN

         The Bank has a defined benefit noncontributory retirement plan covering substantially all of its employees. Benefits are generally based upon the employee's highest average compensation for a consecutive five year period preceding normal retirement date. It is the Bank's policy to make contributions to the plan sufficient to meet minimum funding requirements of applicable laws and regulations. Plan assets consist principally of passbook savings, a certificate of deposit and cash surrender value of life insurance policies held under the plan.

         Net periodic pension cost for the years ended September 30 consisted of the following:

                                                                            1995         1994        1993
Service cost for benefits earned during the year                            $ 94         $ 89        $ 82
Interest cost on projected
  benefit obligation                                                          88           92          81
Actual return on plan assets                                                 (31)          (5)        (23)
Accretion of unrecognized net transition liability                           (32)         (75)        (42)
                                                                            ----         ----        ----
Net periodic pension cost (included in
  other noninterest expense)                                                $119         $101        $ 98
                                                                            ====         ====        ====

         The following table sets forth the funded status of the plan and amounts recognized in the Bank's statement of financial condition at September 30:

                                                                                         1995         1994
Actuarial present value of benefit obligations:
  Accumulated benefit obligation:
    Vested                                                                             $  818       $  664
    Nonvested                                                                               7            7
                                                                                       ------       ------
                                                                                          825          671
Effect of projected future compensation                                                   492          475
                                                                                       ------       ------
Projected benefit obligation                                                            1,317        1,146
Plan assets at fair value                                                               1,063          950
                                                                                       ------       ------
Projected benefit obligation in excess of
  plan assets                                                                            (254)        (196)
Unrecognized net transition liability                                                     102          110
Unrecognized net loss                                                                     308          188
                                                                                       ------       ------
Prepaid pension cost (included in other assets)                                        $  156       $  102
                                                                                       ======       ======

         Assumptions used in determining the actuarial information for the years ended September 30, were as follows:

                                                                                        1995         1994
Discount rate for plan obligation                                                       7.5%         8.5%
Assumed rate of return on plan assets                                                   7.5%         8.5%
Projected compensation increase                                                         5.0%         6.0%


8.       INCOME TAXES

         Income tax expense for the years ended September 30 is summarized as follows:

                                                                                1995       1994       1993
Federal:
  Current                                                                       $ 91      $ 403      $ 409
  Deferred                                                                       (30)       (20)        19
                                                                                ----      -----      -----
    Total                                                                         61        383        428
                                                                                ----      -----      -----

State:
  Current                                                                          1         30
  Deferred                                                                        (5)       (11)        12
                                                                                ----      -----      -----
    Total                                                                         (4)        19         12
                                                                                ----      -----      -----

Total income tax expense                                                        $ 57       $402       $440
                                                                                ====       ====       ====

         The provision for federal income tax differs from that computed at the statutory corporate tax rate of 34% for the years ended September 30:

                                                                                1995       1994       1993
Expected income tax expense at statutory rate                                   $ 88       $447       $461
Book bad debt provision in excess of (less than)
  allowable tax bad debt deduction                                                                     (77)
State excise tax, net of federal benefit                                           6         20         10
Effect of adoption of SFAS No. 109                                                          (48)
Other                                                                            (37)       (17)        46
                                                                                ----       ----       ----

Total income tax expense                                                        $ 57       $402       $440
                                                                                ====       ====       ====

         For the year ended September 30, 1993, deferred income tax expense results from differences in the recognition of income and expense for tax and financial reporting purposes. The sources of the differences and the related tax effects are as follows:

(Increase) decrease in accrued pension liability                                                      $ (2)
FHLB stock dividends                                                                                    21
Effects of accounting for loan fees
  for book differently from tax                                                                         18
Capital loss not currently deductible                                                                  (18)
Prepaid expenses currently deductible                                                                   12
Depreciation                                                                                             3
Effect of allowable federal bad
  debt deduction applied to above                                                                       (3)
Other                                                                                                 ----

Total                                                                                                 $ 31
                                                                                                      ====

         The tax effects of temporary differences that give rise to deferred tax assets and liabilities at September 30, 1995 and 1994 are summarized as follows:

                                                                                           1995       1994
Deferred tax assets:
  Unrealized holding losses on securities available for sale                             $  104      $ 383
  Allowance for loan losses                                                                  31         97
  Accrued expenses                                                                          244         94
  Capital loss carryover                                                                      6          6
                                                                                         ------      -----
           Total assets                                                                     385        580
                                                                                         ------      -----

Deferred tax liabilities:
  Deferred loan fees                                                                        171        118
  Depreciation                                                                               28          9
  FHLB stock dividends                                                                      129        142
  Prepaid expenses                                                                           49         58
  Other                                                                                       6
                                                                                         ------      -----
           Total liabilities                                                                383        327
                                                                                         ------      -----

Net deferred tax asset                                                                   $    2      $ 253
                                                                                         ======      =====


         Retained earnings at September 30, 1995 includes approximately $3,900, representing bad debt deductions for which no deferred income taxes were provided under the Bank's previous method of accounting (see Note 1). This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amount so allocated for purposes other than tax bad debt losses or adjustments arising from carryback from net operating losses would create income for tax purposes only, which would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on this amount was approximately $1,429 at September 30, 1995.

9.       BORROWED FUNDS

         Borrowed funds consist entirely of advances from the FHLB and amounted to $6,000 and $9,000 at September 30, 1995 and 1994, respectively. Pursuant to collateral agreements with the FHLB, advances are secured by qualifying first mortgage loans. All advances at September 30, 1995 have maturity dates of less than one year.

         Interest expense incurred on such advances during 1995, 1994 and 1993 was $567, $202, and $86, respectively. The weighted average cost of these advances was 6.48%, 4.42% and 3.32% at September 30, 1995, 1994, and 1993, respectively.

10.      CAPITAL REQUIREMENTS

         FIRREA regulations require institutions to have minimum regulatory tangible capital equal to 1.5 percent of total assets, minimum core capital equal to 3.0 percent of total assets, and an 8.0 percent risk-based capital ratio.

         The Bank may not declare or pay a cash dividend on, or repurchase, any of its common stock if the effect thereof would cause the net worth of the Bank to be reduced below either the amount required for its liquidation account or the net worth requirements imposed by the OTS. As of September 30, 1995, the Bank was in compliance with these requirements.

         At September 30, 1995 the Bank had capital under generally accepted accounting principles ("GAAP") and regulatory capital and ratios as follows (dollars in thousands):

                                                                                REGULATORY
                                                                    ------------------------------------
                                                       GAAP         TANGIBLE       CORE       RISK-BASED
                                                      CAPITAL        CAPITAL      CAPITAL       CAPITAL
GAAP capital, per consolidated
  financial statements                                $ 9,654        $ 9,654      $ 9,654       $ 9,654
                                                      =======

Additional capital items x:
  Unrealized dedpreciation on securities
    available for sale                                                   179          179           179
  General valuation allowance                                                                       380
                                                                     -------      -------       -------

Regulatory capital-computed                                            9,833        9,833        10,213
Minimum capital required                                               1,888        3,777         5,761
                                                                     -------      -------       -------

Regulatory capital-excess                                            $ 7,945      $ 6,056       $ 4,452
                                                                     =======      =======       =======

Regulatory capital as a percentage of total
  assets or risk-adjusted assets                                        7.81%        7.81%        14.18%

Minimum capital required as a
  percentage                                                            1.50         3.00          8.00
                                                                     -------      -------       -------

Regulatory capital as a percentage
  in excess of requirement                                              6.31%        4.81%         6.18%
                                                                     =======      =======       =======

         GAAP capital per the consolidated financial statements is $474 less than GAAP capital reported to the OTS in the Thrift Financial Report due to: (i) the Bank reclassifying all securities previously classified as held to maturity into the available for sale category as described in Note 2 which decreased capital by $36, and (ii) net audit adjustments which decreased capital by $438.

11.      COMMITMENTS AND CONTINGENCIES

         The Bank makes loan commitments and incurs contingent liabilities in the normal course of business. As of September 30 outstanding loan commitments issued by the Bank (excluding loans in process) in the normal course of business were as follows:

                                         1995                             1994
                                        --------------------------       -----------------------------
                                        AMOUNT           RATE            AMOUNT             RATE
Fixed                                   $ 259        8.75% - 9.50%        $ 188        7.250% - 8.750%
Variable                                  268        5.50% - 9.50%          435        5.250% - 6.250%
                                        -----                             -----

Total                                   $ 527                             $ 623
                                        =====                             =====


         At periodic intervals, both OTS and the Federal Deposit Insurance Corporation routinely examine the Bank's consolidated financial statements as part of their legally prescribed oversight of the savings institutions industry. Based on these examinations, the regulators can direct that the Bank's consolidated financial statements be adjusted in accordance with their findings.

12.      INTEREST RATE RISK

         The Bank is engaged principally in providing first mortgage loans to individuals and commercial enterprises. At September 30, 1995, the Bank's assets consist partly of assets that earned interest at fixed interest rates. Those assets were funded primarily with short-term liabilities that have interest rates that vary with market rates over time. The shorter duration of the interest-sensitive liabilities indicates that the Bank is exposed to interest rate risk because, in a rising rate environment, liabilities will be repricing faster at higher interest rates, thereby reducing the market value of long-term assets and net interest income. Conversely, in a decreasing rate environment, the Bank's asset value and net interest income will show improvement.

13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

         At September 30, 1995, financial instruments with off-balance sheet risk to the Bank consisted of several letters of credit which totaled $136. Management does not expect to incur any loss in connection with these letter of credit commitments.

         The Bank originates most of its loans in Sheffield, Florence, Muscle Shoals, Tuscumbia and surrounding areas of Alabama.

14.      EMPLOYEE BENEFIT PLANS

         The Bank's stock option plan is for the benefit of officers and other employees. Pursuant to the exercise of any option granted under the stock option plan, 36,000 shares of authorized capital stock have been reserved for future issuance. As of September 30, 1995, 36,000 shares have been made available to executive officers and certain employees by grants of options.

         The following table sets forth certain information regarding stock options for the years ended September 30:

Exercise Price                                     $24.125          $12           $10         $9.75
              OPTIONS

1993:

Outstanding at October 1, 1992                                    10,500        13,500        1,000
Exercised                                                                                    (1,000)
                                                                  ------        ------       ------
Outstanding at September 30, 1993                                 10,500        13,500          -
                                                                  ------        ------       ======

1994:

Granted                                             11,000
                                                   -------        ------        ------
Outstanding at September 30, 1994                   11,000        10,500        13,500
                                                   =======        ======        ======

1995:

Granted
Exercised
                                                   -------        ------        ------
Outstanding at September 30, 1995                   11,000        10,500        13,500
                                                   =======        ======        ======

Year scheduled to expire                              2004          2002          1997


         In 1991 the Bank entered into deferred compensation agreements with certain of its directors whereby the directors or their beneficiaries will be provided specific annual retirement benefits for a period of fifteen years from age 65. At September 30, 1995, the total amount to be paid for the obligation under these agreements is $641. The Bank is accruing the present value of such compensation from the date of the agreements. The liability for deferred compensation related to these agreements is $76 at September 30, 1995, computed using a discount rate of 7.5%. The total expense applicable to these agreements in 1995 was $44.

         To provide funds for the payments under these deferred compensation agreements the Bank has taken out insurance policies on the lives of the directors covered by these plans. Cash surrender value of these policies recorded as of September 30, 1995 and included in other assets is $32.

15.      SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

         Summarized quarterly financial data for the years ended September 30 is as follows:

                                                                        QUARTER
                                                     ------------------------------------------------
                                                     FIRST        SECOND        THIRD       FOURTH
1995:

Interest income                                       $ 2,149      $ 2,191      $ 2,267       $ 2,365
Interest expense                                       (1,175)      (1,312)      (1,463)       (1,538)
                                                      -------      -------      -------       -------
Net interest income                                       974          879          804           827
Provision for loan losses                                 (75)         (65)         (71)          (95)
Noninterest income                                         92           76          129           185
Noninterest expense                                      (769)        (808)        (889)         (936)
                                                      -------      -------      -------       -------
Income before income taxes                                222           82          (27)          (19)
Income tax expense                                        (75)         (17)          18            17
                                                      -------      -------      -------       -------

Net income (loss)                                     $   147      $    65      $    (9)      $    (2)
                                                      =======      =======      =======       =======

Earnings (loss) per share (Note 1)                    $  0.41      $  0.18      $ (0.02)      $ (0.01)
                                                      =======      =======      =======       =======

Cash dividends per share                              $  0.60      $     0      $     0       $     0
                                                      =======      =======      =======       =======

Market price per share:
  Low                                                 $27 1/4      $    28      $    23       $25
                                                      =======      =======      =======       =======
  High                                                $30          $    29      $    28       $25 1/2
                                                      =======      =======      =======       =======

1994:


Interest income                                       $ 2,093      $ 2,065      $ 2,096       $ 2,158
Interest expense                                       (1,163)      (1,001)      (1,061)       (1,147)
                                                      -------      -------      -------       -------
Net interest income                                       930        1,064        1,035         1,011
Provision for loan losses                                 (75)         (55)                       (50)
Noninterest income                                        184          389          116           118
Noninterest expense                                      (846)        (842)        (843)         (821)
                                                      -------      -------      -------       -------
Income before income taxes                                193          556          308           258
Income tax expense                                        (28)        (220)         (64)          (90)
                                                      -------      -------      -------       -------

Net income                                            $   165      $   336      $   244       $   168
                                                      =======      =======      =======       =======

Earnings per share (Note 1)                           $  0.46      $  0.93      $  0.68       $  0.46
                                                      =======      =======      =======       =======

Cash dividends per share                              $  0.50       $    0      $     0       $     0
                                                      =======      =======      =======       =======
Market price per share:
  Low                                                 $19          $19 1/2      $22 1/2       $22 3/4
                                                      =======      =======      =======       =======
  High                                                $19 1/2      $23          $23           $27 1/4
                                                      =======      =======      =======       =======


16.      SUBSEQUENT EVENTS

         On October 11, 1995, the Bank declared a cash dividend of $.60 per share (declared based on fiscal 1995 operations) to stockholders of record as of October 23, 1995. The dividend is payable November 6, 1995.

         On November 1, 1995, the Bank entered into a definitive merger agreement ("Agreement") with Union Planters Corporation ("UPC"). Consummation of the affiliation is subject to approval of the Bank's stockholders. Under terms of the Agreement, UPC will acquire all of the outstanding shares of the Bank and the Bank's shareholders will receive 1.2195 shares of UPC common stock for each share of the Bank's common stock.

         As of April 10, 1996, the Board of Directors of the Bank had agreed with the request of UPC to amend the terms of the previously announced Agreement. Under the revised terms of the Agreement, the Bank's shareholders will receive 1.0976 shares of UPC stock for each share of the Bank's common stock.

17.      RESTATEMENT

         Subsequent to the issuance of the September 30, 1995 consolidated financial statements, in April 1996, the Bank learned that its accruals of interest payable and interest espense for the years ended September 30, 1995 and 1994 were understated. These underaccruals occurred principally as a result of a change in the method of crediting interest to customer accounts on certificates of deposit from a quarterly to an annual basis which was not reflected in the amount of accrued interest reported. Accordingly, the accompanying consolidated financial statements for the years ended September 30, 1995 and 1994 have been restated.

         The effects of the restatement on the consolidated financial statements is as follows:

                                                                      1995                            1994
                                                           ---------------------------     ---------------------------
                                                           As Previously         As        As Previously         As
                                                              Reported        Restated        Reported        Restated
         As of September 30:
           Income taxes - deferred asset                                       $    2          $  180          $  253
           Accrued interest payable                            $   24             589              20             220
           Income taxes - deferred liability                      205
           Retained earnings, substantially restricted          6,994           6,636           6,778           6,651

         Year Ended September 30:
           Interest expense - deposits                          4,556           4,921           3,970           4,170
           Income tax expense                                     191              57             475             402
           Net income                                             432             201           1,040             913
           Earnings per share                                    1.20            0.56            2.88            2.53



                                  * * * * *

                         VALLEY FEDERAL SAVINGS BANK
                      CONSOLIDATED FINANCIAL STATEMENTS
            for the three months ended December 31, 1995 and 1994

VALLEY FEDERAL SAVINGS BANK AND SUBSIDIARY

RESTATED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 1995 AND SEPTEMBER 30, 1995 (DOLLARS IN THOUSANDS)

                                                                              DECEMBER 31,       SEPTEMBER 30,
                                                                                1995                 1995
ASSETS

  Cash and due from banks                                                   $      3,052        $      3,312
  Interest-bearing deposits with banks                                               558                 572
  Securities available for sale, at market (amortized cost of
    $19,055 and $21,365)                                                          18,866              21,083
  Loans receivable, net of allowance for loan losses
    of $488 and $462                                                              94,888              96,033
  Accrued interest receivable                                                        916                 815
  Premises and equipment, net                                                      2,527               2,587
  Stock in Federal Home Loan Bank, at cost                                           768                 786
  Income taxes:
    Current                                                                          107                 146
    Deferred                                                                          18                   2
  Other assets                                                                       401                 593
                                                                            ------------        ------------

TOTAL ASSETS                                                                $    122,101        $    125,911
                                                                            ============        ============

VALLEY FEDERAL SAVINGS BANK AND SUBSIDIARY

RESTATED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 1995 AND SEPTEMBER 30, 1995 (DOLLARS IN THOUSANDS)

                                                                             DECEMBER 31,        SEPTEMBER 30,
                                                                                1995                 1995
LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
  Deposits                                                                  $   105,694           $  108,717
  Borrowed funds                                                                  5,000                6,000
  Advances by borrowers for taxes and
    insurance                                                                       390                  621
  Accrued interest payable                                                          730                  589
  Other liabilities                                                                 728                  330
                                                                            -----------           ----------

           Total liabilities                                                    112,542              116,257
                                                                            -----------           ----------

STOCKHOLDERS' EQUITY:
  Serial preferred stock - $.01 par value,
    authorized 5,000,000 shares - none issued
  Common stock - $.01 par value, 15,000,000
    shares authorized, 364,160 shares issued
    and outstanding                                                                   4                    4
  Additional paid-in capital                                                      3,225                3,193
  Retained earnings, substantially restricted                                     6,455                6,636
  Net unrealized depreciation on securities
    available for sale, net of related tax effect
    of $64 and $104 (Note 4)                                                       (125)                (179)
                                                                            -----------          -----------

           Total stockholders' equity                                             9,559                9,654
                                                                            -----------          -----------

TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY                                                                    $   122,101          $   125,911
                                                                            ===========          ===========

               See notes to consolidated financial statements.

VALLEY FEDERAL SAVINGS BANK AND SUBSIDIARY

RESTATED CONSOLIDATED STATEMENTS OF INCOME
FOR THE QUARTERS ENDED DECEMBER 31, 1995 AND 1994

(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                                             1995         1994
INTEREST INCOME:
  Loans receivable                                                                         $   2,042     $  1,807
  Securities available for sale                                                                  320          287
  Securities held to maturity                                                                                  44
  Other                                                                                            1           11
                                                                                           ---------     --------

           Total interest income                                                               2,363        2,149
                                                                                           ---------     --------

INTEREST EXPENSE:
  Deposits                                                                                     1,425        1,032
  Borrowed funds                                                                                  91          143
                                                                                           ---------     --------

           Total interest expense                                                              1,516        1,175
                                                                                           ---------     --------


NET INTEREST INCOME                                                                              847          974

PROVISION FOR LOAN LOSSES                                                                         45           75
                                                                                           ---------     --------

NET INTEREST INCOME AFTER
  PROVISION FOR LOAN LOSSES                                                                      802          899
                                                                                           ---------     --------

NONINTEREST INCOME:
  Loan fees and service charges                                                                   96           71
  Loan servicing fees                                                                             29           32
  Net gain (loss) on sales of:
    Securities available for sale                                                                 22
    Loans                                                                                                     (13)
  Other                                                                                                         2
                                                                                           ---------     --------

           Total noninterest income                                                              147           92
                                                                                           ---------     --------

NONINTEREST EXPENSE:
  Salaries and employee benefits                                                                 345          354
  Occupancy                                                                                      120          123
  Data processing                                                                                 47           35
  Insurance premiums                                                                              73           69
  Advertising                                                                                     21           37
  Professional fees                                                                              148           36
  Other                                                                                          141          115
                                                                                           ---------     --------


           Total noninterest expense                                                             895          769
                                                                                           ---------     --------

VALLEY FEDERAL SAVINGS BANK AND SUBSIDIARY

RESTATED CONSOLIDATED STATEMENTS OF INCOME
FOR THE QUARTERS ENDED DECEMBER 31, 1995 AND 1994

(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                                         1995            1994
INCOME BEFORE INCOME
  TAX EXPENSE                                                                         $         54   $        222

INCOME TAX EXPENSE                                                                              19             75
                                                                                      ------------   ------------

NET INCOME                                                                            $         35   $        147
                                                                                      ============   ============

AVERAGE COMMON SHARES
  OUTSTANDING                                                                              361,137        361,000
                                                                                      ============   ============

EARNINGS PER SHARE (Note 3)                                                           $       0.10   $       0.41
                                                                                      ============   ============


CASH DIVIDENDS PER SHARE                                                              $       0.60   $       0.60
                                                                                      ============   ============


See notes to consolidated financial statements.

VALLEY FEDERAL SAVINGS BANK AND SUBSIDIARY

RESTATED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE QUARTERS ENDED DECEMBER 31, 1995 AND 1994
(DOLLARS IN THOUSANDS)
- --------------------------------------------------------------------------------

                                                                                         NET UNREALIZED
                                                                            RETAINED      DEPRECIATION
                                                             ADDITIONAL     EARNINGS,    ON SECURITIES       TOTAL
                                              COMMON          PAID-IN     SUBSTANTIALLY    AVAILABLE     STOCKHOLDERS'
                                              STOCK           CAPITAL      RESTRICTED       FOR SALE        EQUITY
FOR THE QUARTER ENDED
DECEMBER 31, 1995:
Balance at September 30, 1995                  $4             $3,193         $6,636          $(179)         $9,654
Cash dividends, $.60 per share
  (declared based on fiscal
  1995 operations)                                                             (216)                          (216)
Net income for the quarter
  ended December 31, 1995                                                        35                             35
Exercise of stock options                                         32                                            32
Net change in unrealized
  depreciation on securities
  available for sale, net of
  taxes of $40                                                                                   54             54
                                               --             ------         ------          ------         ------
Balance at December 31, 1995                   $4             $3,225         $6,455          $(125)         $9,559
                                               ==             ======         ======          ======         ======
FOR THE QUARTER ENDED
DECEMBER 31, 1994:
Balance at September 30, 1994                  $4             $3,193         $6,651          $(661)         $9,187
Cash dividends, $.60 per share
  (declared based on fiscal
  1994 operations)                                                             (216)                          (216)
Net income for the quarter
  ended December 31, 1994                                                       147                            147
Net change in unrealized
  depreciation on securities
  available for sale, net of
  taxes of $130                                                                                (225)          (225)
                                               --             ------         ------          ------         ------
Balance at December 31, 1994                   $4             $3,193         $6,582          $ (886)        $8,893
                                               ==             ======         ======          ======         ======

See notes to consolidated financial statements.

VALLEY FEDERAL SAVINGS BANK AND SUBSIDIARY

RESTATED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE QUARTERS ENDED DECEMBER 31, 1995 AND 1994 (DOLLARS IN THOUSANDS)
- --------------------------------------------------------------------------------

                                                                                  1995                      1994
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                     $    35                  $    147
  Adjustments to reconcile net income to net
    cash provided by operating activities:
    Depreciation                                                                      59                        58
    Provision for loan losses                                                         45                        75
    Accretion/amortization, net                                                      (45)                      (32)
    Proceeds from loans held for sale                                              1,090                       260
    Originations of loans held for sale                                           (1,090)                     (247)
    (Gain) loss on sale of:
      Securities available for sale                                                  (22)
      Loans                                                                                                     13
    (Increase) decrease in other assets                                              114                      (162)
    Increase (decrease) other liabilities                                            273                       145
                                                                                 -------                   -------
        Net cash provided by operating activities                                    459                       257
                                                                                 -------                   -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Net decrease in interest-bearing deposits with banks                                14                       713
  Purchases of:
    Securities held to maturity                                                                               (272)
    Securities available for sale                                                 (2,232)
  Proceeds from sale of securities available for sale                              4,019
  Proceeds from maturities of:
    Securities held to maturity                                                                                356
    Securities available for sale                                                    588                       948
  Net (increase) decrease in loans                                                 1,100                    (1,903)
                                                                                 -------                   -------
        Net cash provided by (used in) investing activities                        3,489                     (158)
                                                                                 -------                   ------

VALLEY FEDERAL SAVINGS BANK AND SUBSIDIARY

RESTATED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE QUARTERS ENDED DECEMBER 31, 1995 AND 1994 (DOLLARS IN THOUSANDS)
- --------------------------------------------------------------------------------

                                                                        1995                      1994
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net decrease in deposits                                           $ (3,024)                  $(2,885)
  Net increase (decrease) in borrowed funds                            (1,000)                    3,000
  Cash dividends paid                                                    (216)                     (217)
  Additional paid-in capital from options exercised                        32
                                                                     --------                  --------
      Net cash used in financing activities                            (4,208)                     (102)
                                                                     --------                  --------
DECREASE IN CASH AND CASH EQUIVALENTS                                    (260)                       (3)
CASH AND CASH EQUIVALENTS, BEGINNING OF
  PERIOD                                                                3,312                     1,979
                                                                     --------                  --------
CASH AND CASH EQUIVALENTS, END OF PERIOD                             $  3,052                  $  1,976
                                                                     ========                  ========
SUPPLEMENTAL INFORMATION
  FOR CASH FLOW:
  Cash paid during the quarter for:
    Interest                                                         $  1,371                  $  1,112
                                                                     ========                  ========

See notes to consolidated financial statements.

VALLEY FEDERAL SAVINGS BANK AND SUBSIDIARY


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------

1. The consolidated financial statements include the accounts of Valley Federal Savings Bank and its wholly-owned subsidiary, Valley Service Corporation of Alabama (collectively the "Bank").

2. The consolidated financial statements at December 31, 1995 and for the quarters ended December 31, 1995 and 1994 have been prepared in accordance with instructions pursuant to Form 10-Q Quarterly Report. The data is unaudited but, in the opinion on management, reflects all accruals and adjustments necessary for a fair presentation of the Bank's financial condition, results of operations and cash flows at the dates and for the periods indicated. The results of operations for the quarters ended December 31, 1995 are not necessarily indicative of results to be expected for the entire fiscal year of 1996.

3. Earnings per share are computed based upon the weighted average number of shares plus equivalent shares outstanding. The dilutive effect of shares issuable under stock options is immaterial.

4. Effective October 1, 1995, the Bank adopted Statement of Financial Accounting Standards ("SFAS") No. 114, Accounting by Creditors for Impairment of a Loan. SFAS No. 114 (later amended by SFAS No. 118) addresses the accounting by creditors for impairment of certain loans and applies to all loans that are restructured in a troubled debt restructuring. It requires that impaired loans be measured based on the present value of expected cash flows discounted at the loan's effective interest rate. The adoption of this statement did not have a material effect on the Bank's financial statements.

    The Bank also adopted the provisions of SFAS No. 107, Disclosures About the Fair Value of Certain Financial Instruments in its 1996 financial statements. This Statement requires the Bank to disclose the fair value of its securities, loans, deposits, borrowings, commitments and other financial instruments, as well as the method of determining such values. The adoption of this statement will affect the Bank's annual financial statements only in terms of expanded disclosures.

5. On November 1, 1995, the Bank entered into a definitive merger agreement ("Agreement") with Union Planters Corporation ("UPC"). Consummation of the affiliation is subject to approval of the Bank's stockholders. Under terms of the agreement, UPC will acquire all of the outstanding shares of the Bank and the Bank's shareholders will receive 1.2195 shares of UPC common stock for each share of the Bank's common stock. As of April 10, 1996, the Board of Directors of the Bank had agreed with the request of UPC to amend the terms of the previously announced Agreement. Under the revised terms of the Agreement, the Bank's shareholders will receive 1.0976 shares of UPC stock for each share of the Bank's common stock.

6. Subsequent to the issuance of the September 30, 1995 consolidated financial statements and the filing on Form 10-Q for the quarter ended December 31, 1995, in April 1996, the Bank learned that its accruals of interest payable and interest expense for the years ended September 30, 1995 and 1994 and the quarters ended December 31, 1995 and 1994 were understated. These underaccuals occurred because of the Bank's oversight of the facts dealing principally with a change in the Bank's practice of crediting interest to customer accounts on certificates of deposit from a quarterly to an annual basis. Such change in practice of crediting interest was erroneously omitted from the amount of accrued interest reported. Accordingly, the accompanying consolidated financial statements for the year ended September 30, 1995 and the quarters ended December 31, 1995 and 1994 have been restated.

    The effects of the restatement on the consolidated financial statements are as follows:

                                                          AS OF                          AS OF
                                                    DECEMBER 31, 1995              SEPTEMBER 30, 1995
                                               AS PREVIOUSLY       AS          AS PREVIOUSLY       AS
                                                 REPORTED       RESTATED         REPORTED       RESTATED
Statements of Financial Condition:
  Income taxes - deferred asset                                $       18                        $      2
  Accrued interest payable                        $       18          730           $     24          589
  Income taxes - deferred liability                      243                             205
  Retained earnings, substantially restricted          6,906        6,455              6,994        6,636


                                                       QUARTER ENDED                   QUARTER ENDED
                                                     DECEMBER 31, 1995               DECEMBER 31, 1994
                                                 AS PREVIOUSLY      AS           AS PREVIOUSLY      AS
                                                   REPORTED      RESTATED           REPORTED     RESTATED
Statements of Income:
  Interest expense - deposits                      $   1,278    $   1,425           $    964    $   1,032
  Income tax expense                                      73           19                100           75
  Net income                                             128           35                190          147
  Earnings per share                                    0.35         0.10               0.53         0.41

PART II

INFORMATION NOT REQUIRED IN PROXY STATEMENT-PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Restated Charter of the Registrant provides as follows:

TWELFTH:  INDEMNIFICATION OF CERTAIN PERSONS:

To the fullest extent permitted by Tennessee law, the Corporation may indemnify or purchase and maintain insurance to indemnify any of its directors, officers, employees or agents and any persons who may serve at the request of the Corporation as directors, officers, employees, trustees or agents of any other corporation, firm, association, national banking association, state-chartered bank, trust company, business trust, organization or any other type of entity whether or not the Corporation shall have any ownership interest in such entity. Such indemnification(s) may be provided for in the Bylaws, or by resolution of the Board of Directors or by appropriate contract with the person involved.

Article V, INDEMNIFICATION, of the Registrant's Bylaws provides as follows:

The Corporation does hereby indemnify its directors and officers to the fullest extent permitted by the laws of the State of Tennessee and by ARTICLE TWELFTH of its Charter. The Corporation may indemnify any other person to the extent permitted by the Charter and by applicable law.

Indemnification of corporate directors and officers is governed by Sections 48-18-501 through 48-18-509 of the Tennessee Business Corporation Act (the "Act"). Under the Act, a person may be indemnified by a corporation against judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys' fees) actually and necessarily incurred by him in connection with any threatened or pending suit or proceeding or any appeal thereof (other than an action by or in the right of the corporation), whether civil or criminal, by reason of the fact that he is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer, employee or agent of another corporation of any type or kind, domestic or foreign, if such director or officer acted in good faith for a purpose which he reasonably believed to be in the best interest of the corporation and, in criminal actions or proceedings only, in addition, had no reasonable cause to believe that his conduct was unlawful. A Tennessee corporation may indemnify a director or officer thereof in a suit by or in the right of the corporation against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred as a result of such suit unless such director or officer did not act in good faith or with the degree of diligence, care and skill which ordinarily prudent men exercise under similar circumstances and in like positions.

A person who has been wholly successful, on the merits or otherwise, in the defense of any of the foregoing types of suits or proceedings is entitled to indemnification for the foregoing amounts. A person who has not been wholly successful in any such suit or proceeding may be indemnified only upon the order of a court or a finding that the director or officer met the required statutory standard of conduct by (i) a majority vote of a disinterested quorum of the board of Directors, (ii) the Board of Directors based upon the written opinion of independent legal counsel to such effect, or (iii) a vote of the shareholders.


ITEM 21.         EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    EXHIBIT
    NUMBER                DESCRIPTION
    ------                -----------
         2       --       Agreement and Plan of Combination dated as of November 1, 1995, as amended April 11, 1996, by and between Union Planters Corporation, Valley Federal Interim Savings Bank and Valley Federal
                          Savings Bank, along with the Plan of Combination and Letter Agreement.

         5       --       Opinion of E. James House, Jr., Esquire, Secretary and Manager of the Legal Department of Union
                          Planters Corporation, regarding legality of the Union Planters Corporation Common Stock.

         23(a)   --       Consent of E. James House, Jr., Esq. (included in Exhibit 5).

         23(b)   --       Consent of Price Waterhouse LLP

         23(c)   --       Consent of Deloitte & Touche LLP

         23(d)   --       Consent of KPMG Peat Marwick LLP

         23(e)   --       Consent of Trident Financial Corporation

         24      --       Power of Attorney (included in signature pages).

         99(a)   --       Form of Proxy


ITEM 22.         UNDERTAKINGS.

         The undersigned Registrant hereby undertakes:

                 (1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                 (2) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                 (3) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                 (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                 (5) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

                 (6) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                 (7) That prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

                 (8) That every prospectus: (i) that is filed pursuant to Paragraph (7) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used on connection with and offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Memphis, State of Tennessee, on the 15th day of February 1996.

DATE:    February 15, 1996

                                        UNION PLANTERS CORPORATION


                                        By:  /s/  Benjamin W. Rawlins, Jr.
                                             -----------------------------
                                             Benjamin W. Rawlins, Jr.
                                             Chairman of the Board and Chief
                                             Executive Officer


We, the undersigned directors and officers of Union Planters Corporation do hereby constitute and appoint E. James House, Jr. and M. Kirk Walters, and each of them, our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for us and in our name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and we do hereby ratify and confirm all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name                                               Capacity                                            Date
- ----                                               --------                                            ----
/s/ Benjamin W. Rawlins, Jr.
- ----------------------------                       Chairman of the Board,                             2/15/96
Benjamin W. Rawlins, Jr.                           Chief Executive Officer,
                                                   Director (Principal
                                                   Executive Officer)
/s/ John W. Parker
- ----------------------------                       Executive Vice President                           2/15/96
John W. Parker                                     and Chief Financial
                                                   Officer (Principal
                                                   Financial Officer)
/s/ M. Kirk Walters
- ----------------------------                       Senior Vice President,                             2/15/96
M. Kirk Walters                                    Treasurer and Chief
                                                   Accounting Officer

- ----------------------------                       Director
Albert M. Austin

/s/ Marvin E. Bruce
- ----------------------------                       Director                                            2/15/96
Marvin E. Bruce

/s/ George W. Bryan
- ----------------------------                       Director                                            2/15/96
George W. Bryan

/s/ Robert B. Colbert, Jr.
- ----------------------------                       Director                                            2/15/96
Robert B. Colbert, Jr.

/s/ C. J. Lowrance, III
- ----------------------------                       Director                                            2/15/96
C. J. Lowrance, III

/s/ Jackson W. Moore
- ----------------------------                       President and Director                              2/15/96
Jackson W. Moore

/s/ Stanley D. Overton
- ----------------------------                       Director                                            2/15/96
Stanley D. Overton

/s/ V. Lane Rawlins
- ----------------------------                       Director                                            2/15/96
V. Lane Rawlins

/s/ Mike P. Sturdivant
- ----------------------------                       Director                                            2/15/96
Mike P. Sturdivant

/s/ Richard A. Trippeer, Jr.
- ----------------------------                       Director                                            2/15/96
Richard A. Trippeer, Jr.


- ----------------------------                       Director
Milton J. Womack

                                 EXHIBIT INDEX


EXHIBIT
NUMBER               DESCRIPTION
2                Agreement and Plan of Combination dated as of November 1, 1995, as amended April 11, 1996 by and among Union Planters Corporation, Valley Federal Interim Savings Bank and Valley Federal
                 Savings Bank along with the Plan of Combination and Letter Agreement (included as Appendix A to the Proxy Statement-Prospectus).

5                Opinion of E. James House, Jr., Esquire, Secretary and Manager of the Legal Department of
                 Union Planters Corporation, regarding legality of the Union Planters Corporation Common
                 Stock.

23(a)            Consent of E. James House, Jr., Esq. (included in Exhibit 5).

23(b)            Consent of Price Waterhouse LLP

23(c)            Consent of Deloitte & Touche LLP

23(d)            Consent of KPMG Peat Marwick LLP

23(e)            Consent of Trident Financial Corporation

24               Power of Attorney (included in signature pages).

99(a)            Form of Proxy
